Exhibit 99.1

 Entrée Gold Inc.

Amended and Restated Preliminary
Economic Assessment
on the Ann Mason Project
Nevada, U.S.A.

Prepared by:

Scott Jackson, F.AusIMM. (QG)
Joseph Rosaire Pierre Desautels, P.Geo. (AGP)
Jay Melynk, P.Eng. (AGP)
Gordon Zurowski, P.Eng. (AGP)
Lyn Jones, P.Eng. (AGP)
Mario Colantonio, P.Eng. (PES)

AGP Mining Consultants Inc.

Effective Date: 24 October 2012

Amended: 15 October 2014

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Entrée Gold Inc. (Entrée) by AGP Mining Consultants Inc. (AGP).  The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AGP’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.  This report is intended for use by Entrée subject to the terms and conditions of its contract with AGP.  This contract permits Entrée to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects.  Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

Contents

1 SUMMARY	1-1
1.1 Geology	1-4
1.1.1 Regional Geology	1-4
1.1.2 Ann Mason Deposit	1-5
1.1.3 Blue Hill Deposit	1-6
1.2 Resource Statement	1-7
1.2.1 Ann Mason	1-8
1.2.2 Blue Hill	1-9
1.3 Geotechnical	1-11
1.4 Mining	1-13
1.5 Metallurgy and Process	1-14
1.6 Infrastructure and Site Layout	1-15
1.7 Capital and Operating Costs	1-16
1.7.1 Capital Costs	1-16
1.7.2 Operating Costs	1-17
1.8 Economic Analysis	1-1
1.9 Environmental	1-4
1.10 Proposed Budget	1-5
1.10.1 Summary	1-5
1.10.2 Phase 1 and 2 Drilling	1-5
1.10.3 Phase 2 Prefeasibility Work	1-6
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
2.1 General	2-1
2.2 Terms of References	2-1
2.3 Qualified Persons	2-2
2.4 Site Visits and Responsibility	2-2
2.5 Effective Dates	2-3
2.6 Previous Technical Reports	2-3
3 RELIANCE ON OTHER EXPERTS	3-1
3.1 Mineral Tenure, Underlying Agreements, and Royalties	3-1
3.1.1 Surface Rights	3-1
3.1.2 Permitting	3-1
3.1.3 Environmental Liabilities	3-1
3.1.4 Social and Community Impacts	3-1
3.1.5 Taxation	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Location	4-1
4.2 Tenure	4-2

TOC i

4.3 Underlying Agreements and Royalties	4-5
4.3.1 Mining Lease and Option to Purchase Agreement	4-5
4.3.2 Option Agreement	4-6
4.3.3 Corrective Special Warranty Deed with Reserved Net Smelter Returns Royalty	4-6
4.4 Surface Rights and Easements	4-6
4.5 Environmental Considerations and Exploration Permitting	4-7
4.5.1 Ann Mason Plan of Operations	4-7
4.5.2 Notices of Intent	4-7
4.6 Environmental Liabilities	4-9
4.7 Permit Requirements	4-10
5ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Climate	5-2
5.3 Local Resources	5-3
5.4 Infrastructure	5-3
5.5 Physiography	5-4
6 HISTORY	6-1
6.1 Yerington Mining District	6-1
6.2 Ann Mason Project	6-1
6.2.1 General	6-1
6.2.2 Anaconda, 1956–1981	6-4
6.2.3 Arimetco, 1990	6-4
6.2.4 Phelps Dodge Corporation, ~1995	6-4
6.2.5 Mount Isa Mines, 2002–2003	6-5
6.2.6 Giralia Resources NL, 2003	6-5
6.2.7 Lincoln Gold Corporation, 2004–2005	6-5
6.2.8 PacMag, 2005–2010	6-5
6.2.9 Honey Badger Exploration Inc., 2007–2009	6-7
6.2.10 Bronco Creek Exploration Inc.	6-8
6.3 Historical Drilling Summary	6-8
7GEOLOGICAL SETTING AND MINERALIZATION	7-1
7.1 Regional Geology	7-1
7.2 Local Geology	7-1
7.3 Ann Mason Deposit Geology	7-2
7.3.1 McLeod Hill Suite	7-5
7.3.2 Bear Suite	7-5
7.3.3 Luhr Hill Suite	7-5
7.3.4 Other Intrusive Rock Types	7-7
7.3.5 Tertiary Volcanic Rocks	7-8
7.3.6 Structure	7-8
7.3.7 Alteration	7-9

TOC ii

7.4 Mineralized Zones	7-10
7.4.1 Ann Mason Deposit	7-10
7.4.2 Blue Hill Deposit	7-15
8 DEPOSIT TYPES	8-1
8.1 Porphyry Copper Deposits	8-1
8.2 Supergene Oxide Copper Deposits	8-2
9 EXPLORATION	9-1
9.1 Introduction	9-1
9.2 Topography, Coordinate System, and Satellite Imagery	9-3
9.3 Geology	9-3
9.4 Geochemistry	9-3
9.4.1 Rock Sampling	9-3
9.4.2 Soil Geochemistry – Blue Hill and Ann Mason	9-3
9.4.3 Soil Geochemistry – Roulette	9-8
9.5 Geophysics	9-8
9.5.1 Airborne Geophysics	9-8
9.5.2 Ground Geophysics	9-9
9.6 Petrographic Work	9-12
9.7 Drilling	9-13
10 DRILLING	10-1
10.1 General	10-1
10.2 Ann Mason Deposit	10-2
10.3 Blue Hill Deposit and Periphery	10-8
10.3.1 Blue Hill Deposit	10-8
10.3.2 Blue Hill – Periphery	10-11
10.4 Roulette	10-13
10.5 Blackjack Northeast	10-14
11 SAMPLE PREPARATION, ANALYSES, AND SECURITY	11-1
11.1 Introduction	11-1
11.2 Diamond Drill Core Sampling	11-1
11.2.1 PacMag (2006–2008)	11-1
11.2.2 Entrée Gold (2010 to Present)	11-2
11.3 Reverse Circulation Drilling and Sampling	11-3
11.3.1 PacMag (2006–2008)	11-3
11.3.2 Entrée Gold (2010 to Present)	11-4
11.4 Sample Preparation and Analyses	11-4
11.4.1 PacMag (2006 to 2008)	11-4
11.4.2 Entrée Gold – ALS Chemex Samples (2010 to July 2011)	11-5
11.4.3 Entrée Gold – Skyline Samples (July 2011 to May 2012)	11-6
11.5 Core Re-Assaying Programs	11-7
11.5.1 PacMag (2006)	11-7

TOC iii

11.5.2 Entrée (2012)	11-9
11.6 Bulk Density Sampling (Entrée 2011 to Present)	11-11
11.7 QA/QC Programs	11-13
11.7.1 PacMag (2006–2008)	11-13
11.7.2 Entrée Gold, Ann Mason Deposit (ALS Chemex), Dec. 2010–Jul. 2011)	11-13
11.7.3 Entrée Gold, Blue Hill Deposit (ALS Chemex, Sep. 2010–Jul. 2011)	11-19
11.7.4 Entrée Gold Skyline Samples (Jul. 2011–May 2012)	11-23
11.8 Check Samples	11-30
11.8.1 Same Lab Check Assays (Ann Mason)	11-30
11.8.2 ALS-Skyline Check Assays (Ann Mason)	11-31
11.8.3 ALS-ACME Check Assays (Blue Hill)	11-32
11.8.4 Skyline-ACME Check Assays (Ann Mason)	11-34
12 DATA VERIFICATION	12-1
12.1 Data Verification (Ann Mason)	12-1
12.1.1 QA/QC Program Review	12-1
12.1.2 Database Verification	12-1
12.1.3 Independent Review of Core Samples	12-2
12.1.4 Drill Hole Locations	12-2
12.1.5 Logging Review	12-2
12.2 Data Verification (Blue Hill)	12-2
12.2.1 Database Verification	12-2
12.2.2 Site Visit	12-3
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1 Introduction	13-1
13.2 Ann Mason Deposit	13-1
13.2.1 The Anaconda Company, 1970	13-1
13.2.2 Metcon Research, 2011	13-3
13.2.3 Metcon Research, 2012	13-8
13.2.4 Metallurgical Projection	13-11
13.3 Blue Hill Deposit	13-12
14 MINERAL RESOURCE ESTIMATES	14-1
14.1 Ann Mason Mineral Resource Estimate	14-1
14.1.1 Geological Modelling	14-1
14.1.2 Estimation Domains	14-3
14.1.3 Compositing	14-11
14.1.4 Variography	14-13
14.1.5 Estimation	14-14
14.1.6 Classification	14-23
14.1.7 Resource Pit Parameters	14-25
14.1.8 Tabulation of Resources	14-26
14.2 Blue Hill Mineral Resource Estimate	14-26
14.2.1 Basis of Resource Estimate	14-26
14.2.2 Sample Database	14-27

TOC iv

14.2.3 Domaining	14-27
14.2.4 Data Analysis	14-30
14.2.5 Treatment of High-Grade Outliers	14-33
14.2.6 Compositing	14-33
14.2.7 Block Model Parameters	14-34
14.2.8 Estimation/Interpolation Methods	14-35
14.2.9 Block Model Validation	14-36
14.2.10 Classification of Mineral Resources	14-37
14.2.11 Resource Pit Constraints	14-37
14.2.12 Mineral Resource Statement	14-38
15 MINERAL RESERVE ESTIMATES	15-1
16 MINING METHODS	16-1
16.1 Geotechnical	16-1
16.1.1 Data Compilation and Review	16-1
16.1.2 District Geology – Geotechnical Perspective	16-3
16.1.3 Rock Mass Character of the Ann Mason Deposit	16-3
16.1.4 Structural Geology of the Ann Mason Deposit	16-4
16.1.5 Hydrogeology	16-5
16.1.6 Preliminary Open Pit Slope Angles	16-7
16.2 Open Pit Mining	16-11
16.2.1 Introduction	16-11
16.2.2 Geological Model Importation	16-12
16.2.3 Economic Pit Shell Development	16-12
16.2.4 Pit Design and Phase Development	16-15
16.2.5 Production Rate Evaluation	16-25
16.2.6 PEA Mine Schedule	16-26
16.2.7 Waste Rock Management Facility Design	16-30
17 RECOVERY METHODS	17-1
17.1 Design Criteria	17-1
17.2 Process Description	17-2
17.2.1 Process Summary	17-2
17.2.2 Detailed Process Description	17-4
17.2.3 Process Installation Requirements	17-10
18 PROJECT INFRASTRUCTURE	18-11
18.1 Infrastructure and Site Layout	18-11
18.1.1 Mine/Mill Site Operations	18-11
18.1.2 Concentrate Storage	18-11
18.1.3 Warehouse, Office, and Dry	18-13
18.1.4 Fuel Storage and Handling	18-13
18.1.5 Explosives Storage and Handling	18-13
18.1.6 Roads	18-13
18.1.7 Water Balance System	18-13
18.1.8 Service/Potable Water	18-13

TOC v

18.1.9 Sewage Treatment	18-14
18.1.10 Refuse Management	18-14
18.1.11Power Supply and Distribution	18-14
18.2 Tailings Management Facility	18-15
18.2.1 General	18-15
18.2.2 Design Basis and Operating Criteria	18-15
18.2.3 Tailings Management Facility Embankments	18-15
18.2.4 Tailings Distribution and Reclaim Water Systems	18-16
18.2.5 Water Management	18-16
18.3 Plant/Mine Site Water Management	18-17
18.4 Waste Rock Management Facility	18-17
19 MARKET STUDIES AND CONTRACTS	19-1
19.1 General Considerations	19-1
19.2 Terms and Conditions Discussion	19-3
19.2.1 Accountable Metals	19-3
19.2.2 Smelting and Refining Charges	19-3
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
20.1 Summary	20-1
20.2 Waste Disposal/Monitoring	20-1
20.3Project Permitting Requirements	20-2
20.3.1 Plan of Operations (PoO)	20-2
20.3.2 NDEP-BMRR Water Pollution Control Permit	20-2
20.3.3 NDEP-BMRR Reclamation Permit	20-3
20.3.4 NDEP-BAPC Air Quality Permit	20-3
20.3.5 Lyon County/Douglas County Permits	20-4
20.4 Social/Community Issues	20-5
20.5 Mine Closure	20-5
21 CAPITAL AND OPERATING COSTS	21-1
21.1 Capital Costs	21-1
21.1.1 Summary	21-1
21.1.2 Open Pit Mining Capital	21-1
21.1.3 Process Plant Capital Cost	21-3
21.1.4 Basis for Estimation	21-3
21.1.5 Infrastructure Capital Cost	21-5
21.1.6 Environmental	21-7
21.1.7 Indirects	21-7
21.1.8 Contingency	21-8
21.2 Operating Costs	21-8
21.2.1 Summary	21-8
21.2.2 Open Pit Mining	21-1
21.2.3 Process Plant Operating Cost	21-5
21.2.4 General and Administrative	21-9
21.2.5 Concentrate Transportation	21-9

TOC vi

21.2.6 Port Charges	21-10
21.2.7 Shipping	21-10
21.2.8 Mine Labour Force	21-10
22 ECONOMIC ANALYSIS	22-1
22.1 Discounted Cash Flow Analysis	22-1
22.2 Sensitivity Analysis	22-5
22.3 Detailed Cash Flow	22-7
22.4 Taxes and Royalties	22-7
23 ADJACENT PROPERTIES	23-1
23.1 Quaterra – MacArthur and Yerington Projects	23-1
23.1.1 MacArthur Project	23-1
23.1.2 Yerington Project	23-2
23.2 Minnesota Mine	23-3
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
25.1 Geology	25-1
25.1.1 Property Summary	25-1
25.1.2 Geology, Alteration, Mineralization	25-1
25.1.3 Exploration	25-4
25.1.4 Mineral Resource Estimate	25-6
25.2 Geotechnical	25-6
25.3 Open Pit Mining	25-8
25.4 Metallurgy and Process	25-9
25.4.1 Ann Mason	25-9
25.4.2 Blue Hill	25-10
25.5 Infrastructure and Site Layout	25-10
25.6 Economic Analysis	25-12
26 RECOMMENDATIONS	26-1
26.1 Introduction	26-1
26.2 Drilling	26-1
26.2.1 Phase 1 Drilling	26-2
26.2.2 Phase 2 – 100 m and 200 m Spaced Drilling at Ann Mason	26-3
26.2.3 Phase 2 Core Re-Sampling at Blue Hill	26-4
26.3 Phase 2 Prefeasibility Work	26-4
26.4 Geotechnical	26-5
26.4.1 Geotechnical Drilling	26-5
26.4.2 Borehole Televiewer Surveys	26-5
26.4.3 Hydrogeology Field Assessments	26-5
26.4.4 Laboratory Testing	26-6
26.4.5 Groundwater Monitoring	26-6
26.4.6 Geotechnical Mapping	26-6
26.4.7 Geological Modelling	26-6

TOC vii

26.4.8 Geotechnical Model Development and Open Pit Slope Designs	26-6
26.4.9 Review the Potential for Toppling Failure Mode	26-7
26.4.10 Hydrogeological Model and Pit Dewatering Assessments	26-7
26.5 Open Pit Mining	26-7
26.6 Metallurgy and Processing	26-8
26.7 Infrastructure and Site Layout	26-9
26.8 Waste and Water Management	26-9
26.9 Environmental	26-10
27 REFERENCES	27-11
27.1 Websites	27-15
28 CERTIFICATE OF AUTHORS	28-1
28.1 Scott Jackson, F.AusIMM	28-1
28.2 Joseph Rosaire Pierre Desautels, P.Geo.	28-2
28.3 Jay Melnyk, P.Eng.	28-3
28.4 Gordon Zurowski, P.Eng.	28-4
28.5 Lyn Jones, P.Eng.	28-5
28.6 Mario Colantonio, P.Eng.	28-6

Tables

Table 1-1:	Ann Mason Mineral Resources (S. Jackson, effective date August 14, 2012)	1-8
Table 1-2:	Blue Hill Inferred Mineral Resources (effective date July 31, 2012)	1-11
Table 1-3:	Capital Cost Summary	1-17
Table 1-4:	Capital Category Indirect and Contingency Percentages	1-17
Table 1-5:	Total Operating Costs	1-1
Table 1-6:	DCF Tonnes and Grade by Phase and Category	1-2
Table 1-7:	Metal Prices by Scenario	1-2
Table 1-8:	Discounted Cash Flow Results	1-1
Table 1-9:	Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters	1-2
Table 2-1:	Date of Site Visits and Areas of Responsibility	2-2
Table 4-1:	Ann Mason Project Claims	4-3
Table 6-1:	Ann Mason Project – Historical Exploration	6-2
Table 6-2:	Ann Mason Deposit – Historical Drill Hole Summary	6-8
Table 6-3:	Blue Hill Deposit – Historical Drill Hole Summary	6-8
Table 7-1:	Sulphide Domains at Ann Mason Deposit	7-12
Table 9-1:	Summary of Work Completed on the Ann Mason Project since 2009	9-1
Table 9-2:	Summary of Ann Mason/Blue Hill Soil Surveys, Ann Mason Project	9-3
Table 10-1:	Entrée Drilling Summary	10-1
Table 10-2:	Ann Mason Deposit – Significant Drill Intercepts	10-3
Table 10-3:	Blue Hill Deposit and Periphery: Significant Drill Intercepts

TOC viii

Table 11-1:	PacMag Resampling of Anaconda Core (Cu Statistics; All Samples) Ann Mason: R A Parameters – Anaconda vs. PacMag Core Resampling	11-8
Table 11-2:	PacMag Resampling of Anaconda Core (Cu Statistics; Outliers Removed) Ann Mason: RMA Parameters – Check Samples, No Outliers	11-8
Table 11-3:	PacMag Resampling of Anaconda Core (Cu Statistics; Outliers and High Grades Removed) Ann Mason: RMA Parameters – Check Samples, No Outliers, >3% Cu Removed	11-8
Table 11-4:	Entrée Resampling of Anaconda Core (Cu Statistics, All Samples)	11-10
Table 11-5:	Entrée Resampling of Anaconda Core (Cu Statistics, Outliers Removed)	11-10
Table 11-6:	Ann Mason Deposit – Bulk Density Determinations	11-12
Table 11-7:	Blue Hill Prospect – Bulk Density Determinations	11-12
Table 11-8:	Ann Mason QC Summary, ALS-Chemex (Dec. 20, 2010–Aug. 21, 2011)	11-14
Table 11-9:	Twin Sample Failures	11-15
Table 11-10:	Certified Values (CDN Labs)	11-17
Table 11-11:	Summary of Standards (ALS Labs)	11-18
Table 11-12:	Blue Hill QC Summary: ALS-Chemex (Sep. 2010–July 2011)	11-20
Table 11-13:	Regular QC Insertion Summary – Skyline (Jul. 2011–Feb. 2012)	11-23
Table 11-14:	Twin Samples, Coarse, and Pulp Duplicate Failures	11-24
Table 11-15:	Summary of Standards (ALS Labs)	11-28
Table 11-16:	Check Assay RMA Regression Statistics	11-30
Table 11-17:	Check Assay RMA Regression Statistics (All data)	11-32
Table 11-18:	Check Assay RMA Regression Statistics (Outliers Removed)	11-32
Table 11-19:	RMA Parameters: Check Samples (Blue Hill)	11-33
Table 11-20:	RMA Parameters: Check Samples, No Outliers	11-33
Table 11-21:	RMA Statistics (ACME vs. Skyline) Ann Mason – RMA Parameters – Check Samples – No Outliers	11-35
Table 12-1:	Blue Hill Check Sample Results	12-6
Table 12-2:	Ann Mason Check Sample Results	12-6
Table 12-3:	Collar Coordinate Verification	12-7
Table 13-1:	Averaged Flotation Results from 21 Metallurgical Composites	13-2
Table 13-2:	Head Analysis of the Composite Samples	13-3
Table 13-3:	Grades and Recoveries for the Last Four Cycles of the Locked-Cycle Test on Composite EG-AM-11-003	13-6
Table 13-4:	Grades and Recoveries for the Last Four Cycles of the Locked-Cycle Test on Composite EG-AM-11-009	13-6
Table 13-5:	Minor Element Analysis for the Copper-Molybdenum Separation Tests Final Products	13-8
Table 13-6:	Grindability Results for the Ann Mason Composite Sample	13-9
Table 13-7:	Head Analysis of the Low-Grade and Mid-Grade Composite Samples	13-9
Table 13-8:	Average Grades and Recoveries for the Last Four Cycles of the Locked-Cycle Test on the Low-Grade and Mid-Grade Composites	13-11
Table 13-9:	Projected Grades and Recoveries for the Copper and Molybdenum Concentrates from the Ann Mason Deposit	13-12
Table 13-10:	Column Leach Results for the Blue Hill Composite Samples	13-13
Table 14-1:	Summary Composite Statistics for Four Variables Inside and Outside the 0.15% Cu Envelope	14-9

TOC ix

Table 14-2:	Summary Composite Statistics: Variables Inside and Outside the 0.005% Mo Envelope	14-10
Table 14-3:	Domain Codes Applied for Estimation	14-11
Table 14-4:	A summary Statistic Comparison of Raw Data to 5 m Composite Data	14-12
Table 14-5:	Outlier Restriction Parameters	14-12
Table 14-6:	Summary Variograms for All Elements	14-14
Table 14-7:	Search Parameters for Copper	14-16
Table 14-8:	Search Parameters for Molybdenum	14-16
Table 14-9:	Search Parameters for Silver	14-17
Table 14-10:	Search Parameters for Gold	14-17
Table 14-11:	Summary Statistic of Block Model 40 m x 40 m x 15 m	14-18
Table 14-12:	Search Parameter for Bulk Density	14-22
Table 14-13:	Univariate Statistics of the Kriged Densities and the Declustered Densities (NN)	14-23
Table 14-14:	Ann Mason Pit-Constrained Mineral Resources1	14-26
Table 14-15:	Number of Samples per Campaign by Drill Hole Type	14-27
Table 14-16:	Median Bulk Density by Domain	14-32
Table 14-17:	Descriptive Statistics of Original and Capped Copper Grades in Raw Assays	14-33
Table 14-18:	Descriptive Statistics of Composite Grades	14-34
Table 14-19:	Block Model Geometry	14-35
Table 14-20:	Blue Hill Mineral Resource Estimate (Effective Date: July 31, 2012)	14-38
Table 14-21:	Blue Hill Mineral Resource Sensitivity to Copper Cut-off Changes within the Constraining Shell (Effective Date: July 31, 2012)	14-39
Table 16-1:	Ann Mason Rock Mass Properties	16-2
Table 16-2:	Ann Mason Design Cases	16-8
Table 16-3:	Examples of Large Copper Porphyry Mine Slope Geometries	16-9
Table 16-4:	Model Boundaries	16-12
Table 16-5:	Preliminary Metallurgical Recoveries	16-13
Table 16-6:	Initial Pass Operating Costs for Mining	16-13
Table 16-7:	Initial Pass Metal Prices	16-14
Table 16-8:	Initial Pit Shell Results	16-15
Table 16-9:	Design Pit Phases – Tonnes and Grades	16-16
Table 16-10:	Production Rate Trade-off – Metal Prices	16-25
Table 16-11:	Production Rate Trade-off Comparison (7.5% Discount Rate)	16-26
Table 16-12:	Value Per Tonne Calculation Parameters	16-27
Table 17-1:	Summary of Process Design Criteria	17-2
Table 19-1:	Smelting and Refining Terms	19-4
Table 21-1:	Ann Mason Project Capital Cost Summary	21-1
Table 21-2:	Capital Category Indirect and Contingency Percentages	21-1
Table 21-3:	Major Equipment – Open Pit Capital	21-2
Table 21-4:	Open Pit Capital by Period	21-2
Table 21-5:	Summary of Process Plant Capital Costs	21-3
Table 21-6:	Infrastructure Capital Costs	21-5
Table 21-7:	Indirect Percentages Applied	21-8
Table 21-8:	Capital Cost Category Contingency Percentages	21-8
Table 21-9:	Total Operating Costs	21-1
Table 21-10:	Major Mine Equipment Requirements	21-2 TOC x

Table 21-11:	Drill Pattern Specification	21-2
Table 21-12	Drill Productivity Criteria	21-3
Table 21-13	Design Powder Factors	21-3
Table 21-14:	Loading Parameters	21-4
Table 21-15:	Major Equipment Hourly Operating Rates	21-4
Table 21-16:	Open Pit Mine Operating Costs	21-5
Table 21-17:	Operating Cost Estimate for the Ann Mason Processing Plant	21-6
Table 21-18:	Process Plant Labour Cost Summary	21-6
Table 21-19:	Process Plant Electricity Cost Estimate	21-7
Table 21-20:	Summary of Estimated Reagent Operating Costs	21-7
Table 21-21:	Grinding Media and Liner Operating Costs	21-8
Table 21-22:	G&A Cost Calculation (Year 2)	21-9
Table 22-1:	DCF Tonnes and Grade by Phase and Category	22-1
Table 22-2:	Mill Feed Category Percentage by Phase	22-2
Table 22-3:	Metal Prices by Scenario	22-2
Table 22-4:	Discounted Cash Flow Results	22-3
Table 22-5:	Smelting and Refining Terms Applied	22-4
Table 22-6:	Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters	22-4
Table 22-7:	Detailed Cash Flow (Year -3 to Year 12)	22-8
Table 22-8	Detailed Cash Flow (Year 13 – Year 28)	22-9
Table 23-1:	MacArthur Project Mineral Resources (M3 Engineering, May 2012)	23-2
Table 26-1:	Phase 1 Work Program Recommended Budget	26-3
Table 26-2	Phase 2 Recommended Work Program Budget	26-4

Figures

Figure 1-1:	Ann Mason Project Location Map	1-2
Figure 1-2:	Site Layout	1-3
Figure 1-3:	Spider Graph of Sensitivity of Post-Tax NPV at 7.5%	1-3
Figure 1-4:	Spider Graph of Post-Tax IRR Sensitivity	1-3
Figure 4-1:	Ann Mason Project Location Map	4-1
Figure 4-2:	Ann Mason Project Mineral Claim Map	4-4
Figure 4-3:	Map of Permitted Work Areas within the Ann Mason Project	4-8
Figure 5-1:	Ann Mason Project, Access, and Physiography	5-2
Figure 6-1:	Ann Mason Project – Historical Drilling	6-3
Figure 7-1:	Ann Mason Project Geology	7-3
Figure 7-2:	Ann Mason Deposit Geology	7-4
Figure 7-3:	Ann Mason Cross-Section 4,317,700 N Showing Sulphide Domains	7-13
Figure 9-1:	Entrée Exploration Areas at the Ann Mason Project	9-2
Figure 9-2:	Soil Locations and Source, Ann Mason – Blue Hill Area	9-4
Figure 9-3:	Gridded Copper in Soils, Ann Mason – Blue Hill Area	9-7
Figure 9-4:	Ann Mason Project - Total Magnetic Intensity (Geotech, 2009)	9-10
Figure 9-5:	Ann Mason Project Chargeability at 600 m Depth	9-11

TOC xi

Figure 10-1:	Ann Mason Deposit – Drill Plan	10-5
Figure 10-2:	Ann Mason Deposit – Section 4,317,700 N	10-6
Figure 10-3:	Ann Mason Deposit – Section 304,300 E	10-7
Figure 10-4:	Blue Hill: Drill Plan	10-9
Figure 10-5:	Blue Hill: Section 4319090N	10-10
Figure 11-1:	PacMag Resampling of Anaconda Core (Cu RMA Plot, Outliers Removed)	11-9
Figure 11-2:	Entrée Resampling of Anaconda Core (Cu RMA Plot, Outliers Removed)	11-10
Figure 11-3:	Ann Mason – Copper in Twin Samples	11-16
Figure 11-4:	Ann Mason – Control Chart Standard STD CDN-CM-7 – Cu (%)	11-18
Figure 11-5:	Example Relative Error Diagram – Quarter-Core Twins (Cu)	11-25
Figure 11-6:	Example Relative Error Diagram – Coarse Duplicates	11-26
Figure 11-7:	Example Relative Error Diagram – Pulp Duplicates	11-27
Figure 11-8:	Example Control Chart – Cu in Reference Standard AM-4	11-29
Figure 11-9:	Cu in Check Samples (outliers excluded)	11-31
Figure 11-10:	Cu in Skyline Check Samples (outliers excluded)	11-32
Figure 11-11:	Cu in ACME Check Samples – Blue Hill Samples (Outliers Excluded)	11-34
Figure 11-12:	RMA Plot – ACME vs. Skyline, Copper	11-35
Figure 12-1:	Site Visit Photos	12-8
Figure 13-1:	Effect of Grind Size on Copper and Molybdenum Recovery in Rougher Flotation	13-4
Figure 13-2:	Effect of Regrind Size on Copper and Molybdenum Recovery in Cleaner Flotation	13-5
Figure 13-3:	Molybdenum Grade-Recovery Curves for the Copper-Molybdenum Separation	13-7
Figure 13-4:	Copper Extraction vs. Time for the Blue Hill Column Leach Tests	13-13
Figure 14-1:	Oblique View of Singatse Fault and Ann Mason Drilling (showing Cu) Looking Northeast	14-2
Figure 14-2:	Section 4317400 – Grade Shells from Preliminary Copper Estimates and Early Interpretations	14-5
Figure 14-3:	Plan View of 0.15% Cu Envelope	14-5
Figure 14-4:	Section 304400E with Copper Envelope Shown	14-6
Figure 14-5:	Cross-Section 304400E with Copper and Molybdenum Envelopes Shown	14-7
Figure 14-6:	Cross-Section 4317500N with Copper and Silver Envelopes Shown	14-8
Figure 14-7:	Contact Analysis of Copper Grade between Inside and Outside the 0.15% Cu Envelope	14-9
Figure 14-8	Experimental and Modelled Variogram – Copper Inside the 0.15% Cu Domain	14-13

TOC xii

Figure 14-9:	Ann Mason Block Model 40 m x 40 m x 15 m	14-14
Figure 14-10:	Illustration of Search Ellipsoid, Copper inside the Copper Domain	14-15
Figure 14-11:	N-S Slice Plot of Copper Grade inside the 0.15% Cu Domain	14-19
Figure 14-12:	E-W Slice Plot of Copper Grade inside the 0.15% Cu Domain	14-19
Figure 14-13:	RL Slice Plot of Copper Grade the inside 0.15% Cu Domain	14-20
Figure 14-14:	North 4317400 Section View, Comparing Block Model and Drill Hole Composites for Copper inside the Copper Domain	14-20
Figure 14-15:	N-S 120 m Slice Plot of Molybdenum inside the 0.005% Mo Domain	14-21
Figure 14-16:	Variogram Model – Granodiorite BD	14-22
Figure 14-17:	Cross-Section 304,400E with Classification Strings and Distance to Nearest Sample	14-24
Figure 14-18:	Cross-Section 304,400E with Classification Strings and Slope of Regression for Copper	14-25
Figure 14-19:	Oblique View of the Blue Hill Wireframe Model Looking Northeast	14-29
Figure 14-20:	Section NE-3 Illustrating Blue Hill Wireframes Looking Northeast	14-29
Figure 14-21:	Section NE-7 Illustrating Blue Hill Wireframes Looking Northeast	14-30
Figure 14-22:	Compilation Probability Plots of Raw Assays by Domain	14-31
Figure 16-1:	Ann Mason Geotechnical Considerations	16-6
Figure 16-2:	Open Pit Slope Geometry Definitions	16-8
Figure 16-3:	Phase 1	16-17
Figure 16-4:	Phase 2	16-18
Figure 16-5:	Phase 3	16-19
Figure 16-6:	Phase 4	16-20
Figure 16-7:	Phase 5	16-21
Figure 16-8:	Phase 6	16-22
Figure 16-9:	Phase 7	16-23
Figure 16-10:	East-West Section at Northing 4,317,720	16-24
Figure 16-11:	Plant Feed Tonnages by Year	16-28
Figure 16-12:	Plant Feed Grades LOM	16-29
Figure 16-13:	Waste Tonnage Movement by Phase	16-29
Figure 16-14:	Waste Rock Management Facility Access	16-31
Figure 16-15:	Waste Rock Management Facility in Overall Site Layout	16-32
Figure 17-1:	Flowsheet for the Ann Mason Processing Plant	17-1
Figure 18-1:	Plant Site	18-12
Figure 21-1:	Annual Labour Force Levels	21-11
Figure 22-1:	Spider Graph of Sensitivity of NPV at 7.5%	22-5
Figure 22-2:	Spider Graph of IRR Sensitivity	22-6

xiii

Units of Measure
Annum (year)	a
Billion	B
Billion tonnes	Bt
Centimetre	cm
Cubic centimetre	cm3
Cubic metre	m3
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Degree	°
Degrees Celsius	°C
Dollar (American)	$
Dry metric ton	dmt
Foot	ft
Gigajoule	GJ
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<

TOC xiv

Litre	L
Litres per minute	L/min
Megabytes per second	Mb/sec
Metre	m
Metres per minute	m/min
Metres per second	m/sec
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Ounce	oz
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Second (geographic coordinate)	"
Second (time)	sec
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Three Dimensional	3D
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Total	T
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt

Abbreviations and Acronyms
3D MIM digital acquisition system	MIMDAS
Abrasion Index	AI
AGP Mining Consultants Inc.	AGP
ALS Minerals	ALS
American Assay Laboratories	AAL
Anaconda Company	Anaconda
AcmeLabs	ACME

TOC xv

AGP Mining Consultants Inc.	AGP
Ann Mason Project	the Project
Atlantic Richfield Company	ARCO
Atomic Emission Spectroscopy	AES
Best Value	BV
BGC Engineering Inc.	BGC
British Columbia	BC
Bronco Creek Exploration Inc.	BCE
Bulk Density	BD
Bureau of Land Management	BLM
Bureau of Mining Regulation and Reclamation	BMRR
Caterpillar’s® Fleet Production and Cost Analysis software	FPC
CDN Resource Laboratories Ltd.	CDN
Coefficient of Variation	CV
Complex Resistivity Induced Polarization	CRIP
Copper Equivalent	CuEq
Counter-Current Decantation	CCD
Crushing Work Index	CWI
Cyanide Soluble	CN
Digital Elevation Model	DEM
Direct Leach	DL
Electrical Service Agreement	ESA
Electromagnetic	EM
Entrée Gold Inc.	“Entrée” or the “Company”
Entrée Gold (U.S.) Inc.	Entrée U.S.
Environmental Assessment	EA
Environmental Management System	EMS
Environmental Protection Agency	EPA
Eurasian Minerals Inc.	Eurasian Minerals
Exploratory Data Analysis	EDA
Fire Assay	FA
Fugro Airborne Surveys	Fugro
Gemcom International Inc.	Gemcom
General and administration	G&A
Geotech Ltd.	Geotech
Giralia Resources NL	Giralia
Golder Associates Inc.	Golder
Honey Badger Exploration Inc.	Honey Badger
Indicator Kriged	IK
induced Polarity	IP
Inductively Coupled Plasma Atomic Absorption Spectroscopy	ICP-AAS
Inductively Coupled Plasma	ICP
Internal Rate of Return	IRR
Inverse Distance	ID
Lerchs-Grossman	LG
Life-of-mine	LOM

TOC xvi

Lincoln Gold Corporation	Lincoln Gold
M.I.M. (U.S.A.) Inc.	MIM
Mass Spectrometer	MS
Metallurgical Project Consultants Pty Ltd	MPC
Metcon Research	Metcon
Metres North	mN
Mineral Liberation Analyzer	MLA
Mining Lease and Option to Purchase Agreement	the “MLOPA
National Instrument 43-101	NI 43-101
Natural Source Audio Magnetotelluric	NSAMT
Nearest Neighbour	NN
Net Present Value	NPV
Net Smelter Return	NSR
Neutralization Potential	NP
Nevada Division of Environmental Protection	NDEP
Ordinary Kriging	OK
Out-of-Specification	OOS
PacMag Metals Limited	PacMag
Porcupine Engineering Services	PES
Preliminary Assessment	PA
Preliminary Economic Assessment	PEA
Qualified Persons	QPs
Quality Assurance	QA
Quality Control	QC
Quantitative Group Pty Ltd	QG
Quantitative Kriging Neighbourhood Analysis	QKNA
Quaterra Resources Inc.	Quaterra
Reduction to Major Axis	RMA
Reverse Circulation	RC
Rock Mass Rating	RMR
Rock Quality Designation	RQD
Semi-autogenous Grinding	SAG
Singatse Peak Services, LLC	SPS
Skyline Assayers and Laboratories	Skyline
Solvent Extraction And Electrowinning	SX/EW
Standard Reference Materials	SRM
Tailings Management Facility	TMF
Telkwa Gold Corporation	Telkwa Gold
Terrestrial Ecosystem Mapping	TEM
Toronto Stock Exchange	TSX
Total Copper	TCu
Zonge Engineering and Research Organization	Zonge

TOC xvii

1	Summary

The Ann Mason Project (Project) is located in west-central Nevada, approximately 75 km southeast of Reno, 45 km southeast of Carson City (the capital of Nevada), and 7 km west of the town of Yerington (Figure 1-1).  The Project is situated within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Project in Lyon County.

Since 2009, through a company merger with PacMag, option agreements, purchases and ground staking, Entrée has consolidated a group of mineral claims west of the town of Yerington, Nevada, comprising 1,053 unpatented lode mining claims and 20 patented lode mining claims, covering a total area of approximately 8,005 ha.  Together these claims now form the Ann Mason Project.

The Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  This PEA focused on the Ann Mason sulphide copper deposit and concluded that it could be developed as a large-scale open pit mine with a conventional sulphide flotation milling operation.  A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Project (Figure 1-2).

Entrée retained AGP Mining Consultants (AGP) to provide a National Instrument 43-101 (NI 43-101) compliant Preliminary Economic Assessment (PEA) of the Ann Mason Deposit.  As part of the PEA, a resource update was completed on Ann Mason by Quantitative Group Pty Ltd (QG) for use in this study.  This PEA conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resources and Mineral Reserves definitions referred to in NI 43-101, Standards of Disclosure of Mineral Projects.

Additionally, AGP provided the first resource statement for Blue Hill.  Although the initial resource estimate for Blue Hill is included in this report, it was not evaluated as part of the PEA.

The PEA study used Base Case metal prices of $3.00/lb Cu, $13.50/lb Mo, $22/oz Ag and $1,200/oz Au for the economic analysis.  The pit design incorporated metal price assumptions (Engineering Design Prices) of $2.50/lb Cu, $13.50/lb Mo, $15/oz Ag, and $1,100/oz Au.  All costs, unless otherwise noted are in Q3 2012 United States dollars.  Cost estimates were developed for all disciplines, both in operating and capital requirements.  AGP concludes that the Ann Mason Project has the potential to yield a pre-tax net present value (NPV) of $1,106 million at a 7.5% discount rate with an IRR of 14.8%.  The payback is anticipated to be 6.4 years.  Post-tax the NPV is $690 million at 7.5% discount rate with an IRR of 12.6% and 7.1 year payback..

Page 1-1

Figure 1-1:	Ann Mason Project Location Map

N
Denio
McDermitt
Black Rock Desert
Santa Rosa Range
Humboldt R
Winnemucca
Independence Mts
Wells
41°N
Elko
UTAH
Battle Mountain
Ruby Mts
Pyramid Lake
Trinity Range
Lovelock
G R E A T
ANN MASON PROJECT
Carson Sink
Reno
Sparks
Fallon
Austin
Eureka
Virginia City
Carson City
Shoshone
Toiyabe Range
Ruth
Ely
Egan Range
Schell Creek Range
39°N
Lake Tahoe
Yerington
Monitor Range
Hot Creek Range
120°W
Walker Lake
Round Mountain
Hawthorne
B A S I N
Grant Range
Tonopah
Pioche
Panaca
SCALE
kilometres
0
80
160
Caliente
Pahute Mesa
0
50
100
miles
37°N
118°W
Beatty
Mesquite
CALIFORNIA
Indian Springs
Sheep Range
LEGEND
Lake Mead
Las Vegas
Henderson
Project Site
Cities, Towns
Boulder City
Highways
Colorado River
116°W
ARIZONA
Lakes, Rivers
Lake Mohave
Laughlin
35°N
source: USGS; Department of the Interior
114°W

Page 1-2

Figure 1-2:	Site Layout

TAILINGS DAM
TAILINGS DAM
MINE ACCESS ROAD
TAILINGS MANAGEMENT FACILITY
TAILINGS DAM
TAILINGS DAM
BLUE HILL RESOURCE
OPEN PIT
WASTE ROCK MANAGEMENT FACILITY
Entrée Gold Inc.
ANN MASON PROJECT
0 500 1000
Site Plan
AUTHOR: S.B.D.
DATE: October 2012

Page 1-3

The PEA is preliminary in nature and includes Inferred Mineral Resources, which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that the results in this preliminary economic assessment will be realized.

AGP recommends that the Ann Mason Project advance to the next levels of engineering and trade-off studies, with infill and exploration drilling, metallurgical testwork, engineering, and environmental field programs required to support the necessary level of engineering for a prefeasibility study (PFS).  Advanced planning of this work is a critical component to its success; therefore, recommendations by discipline are provided to ensure sufficient information is available going forward.

With the current level of information for the Project, AGP does not foresee Mineral Resources, potential economics, or environment issues that would inhibit the Project from advancing to further levels of study.

1.1	Geology

The Project area comprises two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill a copper oxide and sulphide deposit, located approximately 1.5 km northwest of the Ann Mason deposit.  Several other under explored copper oxide and sulphide targets are located throughout the Project area.

Since acquiring the Project, Entrée’s exploration work has focused on increasing and upgrading the Mineral Resources of the Ann Mason deposit, defining initial Mineral Resources at Blue Hill and identifying and drill testing new copper targets on other areas of the Project.  Based on the favourable exploration results at Ann Mason, Entrée has recently shifted the focus towards the completion of this PEA on the Ann Mason deposit and advancing towards a PFS.

1.1.1	Regional Geology

Ann Mason is hosted by several phases of the Jurassic-aged Yerington batholith, including, granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite.  An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60° to 90° westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Page 1-4

1.1.2	Ann Mason Deposit

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% Cu envelope covers an area approximately 2.3 km northwest and up to 1.3 km northeast.  At depth, this envelope extends more than a kilometre below surface.  The mineralization remains open in most directions.

Within the 0.15% Cu envelope the highest grades occur within a 200 m to 800 m thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone, the highest copper grades are dependent on vein density, sulphide species, frequency, and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite.  Mineralization is closely associated with quartz monzonite (Qmp-a and Qmp-b) porphyry dykes.

Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains.  This mineralization is the most dominant in terms of overall deposit tonnage and continues to the drilled depth of the deposit.  In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% Cu, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.

Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite.  Bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite.  Sparce chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum occurs as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint in several of the copper domains.  In the current resource model molybdenum is constrained within a >0.005% Mo grade envelope that occurs almost entirely within the 0.15% Cu envelope and extending further below, where sodic (albite) alteration has removed copper mineralization, leaving molybdenum largely in place.  The molybdenum mineralization also remains open towards the north.

Page 1-5

Silver ≥0.6 g/t and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of sodic-calcic (chlorite+oligoclase±epidote), sodic (albite ), sericite, zeolite and gypsum.  Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades <0.2% and in places, <0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Two prominent structures form structural boundaries to the Ann Mason resource:

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% Cu envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall.  Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other, late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

1.1.3	Blue Hill Deposit

The Blue Hill deposit is about 1.5 km northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block.  AGP opted not to include Blue Hill in the PEA until additional exploration work is completed.

Two main styles of porphyry mineralization have been identified:

1)	near surface, oxide/mixed-copper mineralization

2)	underlying copper-molybdenum sulphide mineralization.

Both styles of mineralization are hosted  by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

Page 1-6

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 m by 450 m, and continuing for several hundred metres further to the west as a thinner zone.  Significant copper oxides, encountered in both reverse circulation (RC) and core drill holes extend from surface to an average depth of 124 m.  Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 m and averaging about 160 m.  The copper oxide zone remains open to the northwest.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones.  No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast, below the Blue Hill Fault.  Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite.  Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite.  Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes.  To the northwest, below the oxides only a few holes have tested the sulphide potential; however, in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open is several directions, most importantly, to the southeast, towards Ann Mason.

1.2	Resource Statement

This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Only the resources at the Ann Mason deposit were included in the PEA mine design and economic analysis, however, both the Ann Mason and Blue Hill deposits are included in the resource statement and presented separately.  .

Page 1-7

1.2.1	Ann Mason

Entrée contracted QG based in Perth, Australia, to prepare an updated Mineral Resource estimate for Ann Mason.  The current resource estimate is contained within a constraining Lerchs-Grossmann (LG) pit shell, generated by AGP, and is based on approximately 33,000 m of recent drilling in 30 holes and approximately 49,000 m of historical drilling in 116 holes.  The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated.  At a base case cut-off of 0.20% Cu, the deposit is estimated to contain an Indicated Mineral Resource of 1,137 Mt at 0.33% Cu and 0.006% Mo and an Inferred Mineral Resource of 873 Mt at 0.29% Cu and 0.004% Mo.  By-product levels of gold and silver were also estimated and are shown in Table 1-1.  The Mineral Resource estimate is CIM compliant and prepared in accordance with NI 43-101.

Table 1-1:	Ann Mason Mineral Resources (S. Jackson, effective date August 14, 2012)

Cutoff (% Cu)	Tonnage (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Blb)	Mo (Blb)
Indicated
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06
Inferred
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Note:	The Mineral Resource estimate has an effective date of August 14, 2012 and was prepared by Scott Jackson, F.AusIMM from QG.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% Cu threshold. A similar however smaller domain was built for molybdenum using a 0.005% threshold.

•	Assays were composited to 5 m in line.

Page 1-8

•	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 m were modelled.

•	Inside the copper domain, composites above 2% were given a restricted range of influence (40 m). For molybdenum, a similar strategy was applied at 0.01% molybdenum.

•	Estimation of 40 x 40 x 15 m blocks was by ordinary kriging (OK).

•
Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and a Kriging model was built.  In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

•
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

-	Indicated: Material inside the 0.15% Cu domain with a slope of regression (a measure of conditional bias) above 0.7

-	Inferred: Material inside the 0.15% Cu domain with a spacing of greater than 100 m, but less than 175 m (i.e., the rest of the copper domain)

-	Not Classified: All material outside the 0.15% Cu domain or below the economic pit shell.

The general parameters of the LG pit are as follows:

•	3-year trailing average gross metal values of $3.61/lb Cu, $14.94/lb Mo, $1,425/oz Au, and $27.91/oz Ag

•	metallurgical recoveries of 92% Cu, 50% Mo, 50% Au and 55% Ag

•	mining costs: $1.09/t base cost to the 1,605 m level then increasing by $0.02/t/15 m bench below that level

•	process and G&A costs of $6.12/t ($5.82/t process plus $0.30/t G&A)

•	pit slopes of 52° in the volcanic rock and 44° in the porphyry mineralization.

1.2.2	Blue Hill

Mr. Desautels of AGP is the QP responsible for the Blue Hill resource estimate.   The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from 6 core and 24 RC drill holes completed by Entrée, and also from 20 historical core and RC drill holes completed by Anaconda and PacMag Metals.

The key parameters of the estimate are as follows:

Page 1-9

•	Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% Cu cut-off.

•	High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

•	Drill hole assays were composited to 5 m lengths interrupted by the overall mineralization boundary.

•
Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power (ID2) into 40 x 40 x 15 m blocks coded by domain.  Molybdenum, gold, and silver were estimated for sulphide blocks only.

•
Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit.  The oxide and mixed zones were assigned a density of 2.57 t/m3 and the sulphide zone was assigned 2.62 t/m3.

•	All blocks were classified as inferred in accordance to CIM definitions.

Mineral Resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:

•	average gross metal values of:

-	$3.32/lb Cu for oxide and mixed material

-	$3.16/lb Cu, $12.12/lb Mo, $1,057/oz Au, and $13.58/oz Ag for sulphide material

•	metallurgical recoveries of:

-	81.7% leachable oxide copper

-	75% for mixed material

-	92% Cu, 50% Mo, 50% Au and 55% Ag for sulphide material

•	mining costs:

-	oxide and mixed feed material - $1.30/t

-	sulphide feed material - $1.13/t

-	all waste costs - $1.13/t

•	process and general management and administration (G&A) costs of:

-	$5.06/t for oxide and mixed material

-	$6.22/t for sulphide material

Page 1-10

•	pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.

The Blue Hill resource is currently 72.13 Mt grading 0.17% Cu in the oxide and mixed zones and 49.86 Mt grading 0.23% Cu in the sulphide material (Table 1-2).

Table 1-2:	Blue Hill Inferred Mineral Resources (effective date July 31, 2012)

Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zones	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:	1. Mineral resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.

2. Mineral Resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.

3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.

4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.

5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.3	Geotechnical

Entrée retained BGC Engineering Inc. (BGC) in association with AGP to undertake a geotechnical review of the proposed open pit.  To accomplish this, BGC completed a site visit in February/March 2012.  During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Quaterra Resources Inc. (Quaterra), and by examining the Ann Mason site with Entrée personnel.

The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes.  In addition, much of the drill core reviewed had been cut and sampled for assays.  Drill core was HQ diameter and recovered with the “double tube” method, typical of exploration geology drilling.  This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, rock quality designations (RQD) logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance.  BGC supplemented Entrée’s data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

Page 1-11

Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage.  Entrée’s work on the geology of the site appears to be of good quality and their development of a fault model at this stage of study is commendable.  The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes.  Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.

The rock mass of the Ann Mason deposit was divided into three main geotechnical units:

1)	Tertiary volcanics (Domain I)

2)	Granodiorite of the Yerington batholith (Domain II)

3)	Quartz monzonite porphyry of the Yerington batholith (Domain II).

The overlying volcanics have limited the weathering of the underlying granodiorites and monzonites.

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit.  The bedding dips on average at 62° to the west.  This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting.  The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 km east of pit), and several possible southeast- striking normal faults.

Pit slope configurations were provided to AGP by BGC for pit design work.  This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles.  The maximum inter-ramp height is limited at this stage of study to 150 m in the Ann Mason deposit.  Each 150 m, an extra width “geotechnical berm” is to be applied which has a width of 32 m.

The pit slope design indicated the following:

•	Volcanics (Domain I)

-	inter-ramp angle = 52 degrees

-	bench face angle = 67 degrees

-	height between safety benches = 30 m (double benched)

-	width of safety bench = 11 m

•	Porphyry (Domain II)

-	inter-ramp angle = 39 degrees

-	bench face angle = 63 degrees

-	height between safety benches = 15 m (single benched)

-	width of safety bench = 11 m.

Page 1-12

These have been incorporated in the current design.

BGC recommends the following:

•
Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit.  A minimum of four inclined holes should be completed each of which may be up to 800 m long.  All holes should be “triple tube” coring system holes with splits in the core tube.  HQ3 diameter core is preferred.

•	Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.

•	The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.

Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

1.4	Mining

The PEA focused on the potential development of the Ann Mason deposit.  It was determined that a conventional large-scale open pit is possible at the deposit.  The deposit would be mined at a rate sufficient to feed a mill 100,000 tonnes per day (t/d).

The Ann Mason pit has been designed as a series of five pushbacks or phases and will be developed using conventional rotary drilling, blasting and loading with electric cable shovels and 360 tonne trucks.  The open pit will have a mine life of 24-years, after three years of pre-stripping to ensure sufficient material is available for the mill.  A total of 562.3 Mt of Indicated resource grading 0.32% Cu, 0.005% Mo, 0.03 g/t Au and 0.56 g/t Ag makes up 67% of the mill feed over the mine life.  The remaining 33% of the mill feed is in the Inferred category and amounts to 274.1 Mt grading 0.29% Cu, 0.003% Mo, 0.03 g/t Au, and 0.63 g/t Ag.

The life-of-mine (LOM) strip ratio is 2.16:1 and 1,808.7 Mt of waste rock will be moved over the course of the mine life.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility (WRMF).  For this study, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit.  This assumption will need to be confirmed in subsequent levels of study beyond this PEA.  Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.

Page 1-13

Operating costs for the open pit are expected to average $1.18 per tonne (/t) total material over the LOM or $3.82/t of mill feed.  At the peak of material movement in Year 5, the major equipment fleet is expected to consist of five 229 mm drills, two 40.5 m3 front-end loaders, four 55.8 m3 electric cable shovels and thirty-two 360-tonne trucks.  Normal support equipment (track dozers, rubber tired dozers, graders) would also be part of the fleet to maintain normal mining operations.

Pre-stripping operations will begin in Year -3 and by Year 1, 4.3 Mt of mill feed will have been stockpiled in preparation for the mill start up.  This stockpile will be rehandled and sent to the mill in Year 1.  Year 1 will see the plant capacity at 27 Mt/a to allow for ramp up but subsequent years will be at the nominal capacity of 100,000 t/d or 36 Mt/annum.

Mining will focus on material above 0.2% Cu content until Year 22.  The material between the milling cut-off (0.145% Cu) and the 0.2% Cu cut-off will be stockpiled.  In Year 22, the stockpile material will be rehandled and directed to the primary crusher as mill feed.  Mining of material in the pit will cease in Year 23 and processing operations will be complete in Year 24, once the stockpile has been depleted.

Reclamation of the WRMF will be concurrent with mining.  The final height of this facility will be at elevation 1665 for an overall maximum height of 125 m.

1.5	Metallurgy and Process

Metallurgical testwork conducted in 2011 at Metcon Research has indicated that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.  A grindability composite sample was found to have a moderate Bond Ball Work Index (BBWI) of 15.7 kWh/t, while batch rougher flotation tests revealed an optimum primary grind size of ~100 to 120 µm.  Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified.  The potential for producing a separate molybdenum concentrate has also been investigated and is included as part of the PEA; however, larger scale testing is required in order to generate more accurate grade and recovery estimates due to the low sample head grade.

Follow-up testwork conducted in 2012 on samples from the chalcopyrite-pyrite mineralized domain of the Ann Mason deposit indicated that acceptable concentrate grades could still be achieved despite the lower copper head grade and the higher ratio of sulphur to copper for the composites from this zone.  This mineralized domain represents a very minor portion of the total mineralized material within the PEA mine plan.

Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 100,000 t/d.  The design combines industry standard unit process operations consisting of primary crushing, SAG milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molydenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

Page 1-14

Recommendations for future work to improve the understanding of the metallurgy at Ann Mason include a detailed grindability study and comminution circuit modelling for the sulphide material and the development of the copper-molybdenum separation flotation circuit.

Preliminary column leaching tests were carried out on oxide and mixed oxide-sulphide composites from the Blue Hill deposit.  Results indicated that good copper extractions, averaging 84.8%, were achievable after 91 days of acid leaching at a moderate crush size P80 of ¾".  Acid consumption for the column tests averaged 11.95 kg/kg Cu, or 18.04 kg/t.

Additional column leach testing of the Blue Hill oxide zone is recommended.

1.6	Infrastructure and Site Layout

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations.  A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex.  Access to the site will be via an upgraded access road to the northeast of the Project.

The anticipated power demand will be 105 MW during peak production.  Power will come from the existing NV Energy 120 kV transmission line in service just east of the town of Yerrington.  A tap from this line will be constructed along with 10 km of new 120 kV line to service the site.  The line will feed two main substation transformers.

The proposed tailings management facility (TMF) is illustrated in Figure 1-2.  This arrangement provided the lowest height for the tailings dams and added security by keying the tailings dams into rock contacts for increased stability.  Further study on this layout is required in later levels of study.

The principal objective of the TMF is to provide secure containment of all the tailings solids generated by the milling process.  The facility must accommodate 653.4 Mm3 of tailings.

The tailings dam design for this study considers four separate structures.  Three of these will be constructed entirely of rock fill with the fourth a combination of rockfill and cyclone tailings.  The South Dam will be the dam with the combination of materials.  The volume in the South Dam is estimated at 94.6 Mm3 of which 21.8 Mm3 will be rock.  This dam is active the entire mine life.

Page 1-15

The tailings slurry will be pumped via a 5 km pipeline from the plant to the south tailings dam.  Tailings will be distributed to a series of cyclones on the dam crest and used to construct the dam further.  Process water will be reclaimed from the TMF pond and returned to the plant via a dedicated reclaim water pumpset and pipeline.

The design height of the South Dam is the 1,650 m level, which results in a maximum height of 125 m.  End of mine life freeboard has been designed at 5 m.

The TMF pond plays a key role in the site water management by providing buffering of process water, direct precipitation, and runoff.

Surface diversion ditches along the western edge of the TMF have been included to capture and divert water away from the TMF without contact and released back into the environment.  Seepage collection ponds and pumping systems are considered in the costing for each of the dams.  This seepage will be returned to the process plant via the reclaim water system or returned to the TMF.

The effect of evaporation and a final water balance have not been completed for this study, but will be required in the next levels of study as the Project advances.

The plant site drainage will be collected in a settling pond with disposal to the process water pond.  Wash bay drainage will be directed to an adjacent settling pond and pumped to the TMF.  Mine water collection will be pumped to a small settling pond near the primary crusher.  The water will be used for dust control on the road surfaces.  Excess water will be sent to the TMF.  Surface drainage will be diverted away from the mine where possible to ensure contact with active mining areas does not occur.  If contact does occur, it will be directed to the mine-settling pond.

1.7	Capital and Operating Costs

1.7.1	Capital Costs

Table 1-3 shows a summary of the capital costs for the Ann Mason Project.

Initial capital requirements (preproduction) are estimated to be $1,010.4 million.  Production starts in Year 1 and the tail end of the start-up capital requirements will be partially offset by revenue in that year.  Capital requirements for Year 1 total $272.9 million.  Pre-production mining costs were treated as an operating cost and therefore were not capitalized.  The indirect and contingency values vary by capital cost item; the percentages applied are shown Table 1-4.

Page 1-16

Table 1-3:	Capital Cost Summary

Capital Category	Total Capital ($M)	Preproduction Capital Year -3 to Year -1 ($M)	Production Capital Year 1 ($M)	Sustaining Capital Year 2+ ($M)
Open Pit Mining	729.6	255.4	102.7	371.5
Processing	425.9	337.3	84.3	4.2
Infrastructure	205.1	164.4	16.3	24.5
Environmental	75.3	1.1	0.7	73.5
Indirects	237.5	156.8	36.8	43.9
Contingency	171.9	95.4	32.1	44.5
Total	1,845.4	1,010.4	272.9	562.1

Table 1-4:	Capital Category Indirect and Contingency Percentages

Capital Category	Indirects (%)	Contingency (%)
Open Pit Mining	10.0	10.0
Processing	18.2	15.2
Infrastructure	20.0	15.0
Environmental	5.0	10.0

1.7.2	Operating Costs

Operating costs were developed for a 100,000 t/d mining and milling operation with a 24-year milling life.  The pre-strip requirements add an additional three years prior to milling commencement.

All prices in the PEA study are quoted in Q3 2012 United State dollars unless otherwise noted.  Diesel fuel pricing is estimated at $1 per litre using a $100/barrel reference price.  This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered.  The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.

The Ann Mason pit will be developed using conventional open pit technology, with large-scale equipment.  This includes rotary drills with large electric cable shovels loading 360 tonne haul trucks.  The open pit has a LOM strip ratio of 2.16:1, with three years of pre-stripping required to prepare sufficient material for continuous plant operation.  A total of 562.3 Mt of Indicated material and 274.1 Mt of Inferred material will be fed to the mill over the 24-year processing life.  A further 1,809 Mt of material will be placed in the waste rock management facility.

Mill feed material will be available from Year -1 and stockpiled adjacent to the proposed primary crusher.  A total of 4.5 Mt will be stockpiled and then reclaimed in Year 1.  Processing will be at a 100,000 t/d rate, with a brief ramp up period in Year 1, which assumes 75% capacity from the mill in Year 1.

Page 1-17

Stockpiling of lower grade material (<0.2% Cu) will start in Year 1 and continue at variable rates, depending upon higher-grade availability, until Year 21.  This material will be reclaimed in Year 22 until the end of the mine life to ensure plant capacity is maintained at its design rate.

The process plant is designed to operate at a nominal rate of 100,000 t/d.  The plant will use conventional grinding and flotation with a molybdenum separation circuit to make separate copper and molybdenum concentrates.  Tailings will be pumped horizontally 5 km to the tailings management area, where a portion will be cycloned to be used in the construction of the south dam.

G&A costs are based on an average of 53 people; 16 staff and 37 hourly.  Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs.  Mine employees will be located in the immediate area, and no camp will be provided or required.

Concentrate transportation costs are estimated using values from logistics firms.  Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas.  The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania.

Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.

Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.

A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 1-5.  Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

Page 1-18

Table 1-5:	Total Operating Costs

Cost Category	Total ($M)	Cost per Tonne ($/t Mill Feed)	Cost per WMT Concentrate ($/t Concentrate)
Open Pit Mining – Mill Feed and Waste	3,191.0	3.82	-
Processing	4,290.7	5.13	-
G&A	287.5	0.34	-
Subtotal On-Site Costs	7,769.2	9.29	-
Concentrate Trucking	529.4	-	60.02
Port Cost	43.9	-	4.98
Shipping to Smelter/Roaster	202.1	-	22.92
Subtotal Off-Site Costs	775.5	-	87.92
Total	8,544.7	-	-

1.8	Economic Analysis

This PEA is preliminary in nature and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves.  There is no certainty that the PEA will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The analysis is based on a LOM plan for 24 years at a processing rate of 100,000 t/d.  The decision to use the 100,000 t/d rate was determined early in the study through various trade-off studies.  This provided a reasonable NPV while maintaining LOM capital below $2 billion.

All prices are quoted in Q3 2012 U.S. dollars unless otherwise noted.

The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow (DCF) analysis.  The breakdown of Indicated and Inferred material utilized in the analysis is shown in Table 1-6 to highlight the percentage of material currently in the Indicated category.  Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall project at current metal prices.  These demonstrate upside potential for the mine.

The DCF analysis was completed using different metal prices with low, base, high and spot price cases examined.  All of the prices in those options were below the three-year trailing average prices for each of the metals as of September 17, 2012.  Table 1-7 highlights the case metal prices.
Page 1-1

Table 1-6:	DCF Tonnes and Grade by Phase and Category

Phase	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Waste (Mt)	Strip Ratio
	Indicated					Inferred
1	53.4	0.31	0.004	0.01	0.39	-	-	-	-	-	143.7	2.69
2	92.7	0.32	0.006	0.02	0.49	5.3	0.28	0.004	0.02	0.34	239.8	2.45
3	106.1	0.35	0.004	0.03	0.68	59.0	0.32	0.002	0.03	0.62	340.8	2.06
4	193.0	0.32	0.004	0.03	0.55	87.5	0.29	0.003	0.03	0.62	534.7	1.91
5	117.1	0.30	0.005	0.03	0.59	122.3	0.27	0.003	0.03	0.64	549.7	2.30
Total	562.3	0.32	0.005	0.03	0.56	274.1	0.29	0.003	0.03	0.63	1,808.7	2.16
	67%					33%

Table 1-7:	Metal Prices by Scenario

Metal	Unit	Low Case	Base Case	High Case	Spot Case (Oct. 15/2012)
Copper	$/lb	2.75	3.00	3.25	3.71
Molybdenum	$/lb	13.50	13.50	13.50	10.43
Silver	$/oz	15.00	22.00	26.00	33.22
Gold	$/oz	1,100.00	1,200.00	1,300.00	1,736.00

The Base Case is the scenario chosen by AGP and Entrée, with the other scenarios showing price sensitivities.  The results for the Base Case indicate the potential for a Pre-Tax NPV at 7.5% discount rate of $1,106 million with an IRR of 14.8%.  The payback period is 6.4 years, with payback occurring in the seventh year of production (Table 1-8).  The Post-Tax NPV at 7.5% discount rate is $690 million with an IRR of 12.6%.  Payback post-tax is 7.1 years.

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.6 billion or 93.2% of the total revenue.  This is followed by molybdenum at $449 million for 2.9% of the revenue, then gold $432.8 million (2.8%) and silver $172.2 million (1.1%).

The metal terms considered copper smelting to cost $65/dmt and refining to cost $0.065/lb for an average concentrate grade of 30%.  The molybdenum roasting fees would be $1.15/lb with 99% payable.  Silver and gold would both be payable at 97% with refining charges of $1.00/oz Ag and $10.00 /oz Au.

Page 1-2

Table 1-8:	Discounted Cash Flow Results

Cost Category	Units	Low Case	Base Case	High Case	Spot Case (Oct 15/2012)
Operating Costs
Open Pit Mining	(M$)	3,191.0	3,191.0	3,191.0	3,191.0
Processing	(M$)	4,290.7	4,290.7	4,290.7	4,290.7
G&A	(M$)	287.5	287.5	287.5	287.5
Concentrate Trucking	(M$)	529.4	529.4	529.4	529.4
Port Costs	(M$)	43.9	43.9	43.9	43.9
Shipping to Smelter	(M$)	202.1	202.1	202.1	202.1
Subtotal Operating Costs	(M$)	8,544.7	8,544.7	8,544.7	8,544.7
Capital Costs
Open Pit Mining	(M$)	729.6	729.6	729.6	729.6
Processing	(M$)	425.9	425.9	425.9	425.9
Infrastructure	(M$)	205.1	205.1	205.1	205.1
Environmental Costs	(M$)	75.3	75.3	75.3	75.3
Indirect	(M$)	237.5	237.5	237.5	237.5
Contingency	(M$)	171.9	171.9	171.9	171.9
Subtotal Capital Costs	(M$)	1,845.4	1,845.4	1,845.4	1,845.4
Revenue (after smelting, refining, roasting, payables)	(M$)	14,249.4	15,629.9	16,985.4	19,458.5
Net Cash Flow (Revenue-Operating-Capital)	(M$)	3,859.4	5,239.9	6,595.4	9,068.4
Net Present Value (Pre-Tax)
NPV @ 5%	(M$)	1,223	1,918	2,602	3,846
NPV @ 7.5%	(M$)	589	1,106	1,614	2,538
NPV @ 10%	(M$)	182	576	964	1,669
IRR	(%)	11.6	14.8	17.8	22.9
Payback Period	Years (Year paid)	7.9 (Yr 8)	6.4 (Yr 7)	5.3 (Yr 6 )	4.2 (Yr 5)
Net Present Value (Post-Tax)
NPV @ 5%	(M$)	807	1,320	1,814	2,673
NPV @ 7.5%	(M$)	304	690	1,062	1,707
NPV @ 10%	(M$)	-18	281	568	1,065
IRR	(%)	9.8	12.6	15.1	19.3
Payback Period	Years (Year paid)	8.6 (Yr 9)	7.1 (Yr 8)	6.0 (Yr 6)	4.7 (Yr 5)

Table 1-9 shows other key production statistics developed as part of the analysis.

Sensitivity to various inputs were examined on the Base Case.  The items varied were recovery, metal prices, capital cost, and operating cost.  The results of that analysis are shown in Figure 1-3 and Figure 1-4.

Page 1-1

Table 1-9:	Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters

Cost Category	Units	Value
Total Operating Cost	$/t plant feed	10.22
Mine Life	years	24
Initial Capital Costs (Year -3, Year -2, Year -1)	(M$)	1,010.4
Year 1 Capital Costs	(M$)	272.9
Sustaining Capital Cost	(M$)	562.1
Total Mine Capital	(M$)	1,845.4
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)	217
Average Annual Production – LOM	(Mlb)	214
Total LOM Production	(Mlb)	5,144
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)	1.9
Average Annual Production – LOM	(Mlb)	1.5
Total LOM Production	(Mlb)	36.4
Copper Concentrate
Initial 5 Years Average Annual Production	dmt	340,800
Average Annual Production – LOM	dmt	336,900
Total LOM Production	dmt	8,085,800
Molybdenum Concentrate
Initial 5 Years Average Annual Production	dmt	1,600
Average Annual Production - LOM	dmt	1,300
Total LOM Production	dmt	30,400
Cash Costs – Year 1 to Year 5
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.8
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.6
Cash Costs – LOM
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.66
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.46
Net Annual Cash Flow
Year 1 to Year 5	(M$)	187.3
LOM	(M$)	227.4

Page 1-2

Figure 1-3:	Spider Graph of Sensitivity of Post-Tax NPV at 7.5%

Figure 1-4:	Spider Graph of Post-Tax IRR Sensitivity

Page 1-3

The greatest sensitivity for developing the Ann Mason deposit is metal prices.  The base case prices that are used consider a price of copper at $3.00/lb.  Three-year trailing average price for copper as of September 17, 2012 was $3.61/lb.  The base case copper price is 27% lower than the three-year average.  A further 20% reduction of that price would see a copper price of $2.40/lb.  That is what the -20% sensitivity value equates to.  However, given the higher copper price regime at present, the economics benefit greatly.

The second most sensitive parameter is recovery.  To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion.  Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis.  Recovery testwork has not indicated recoveries in the range of 75% which the -20% change in recovery would represent.  As copper represents 93.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the economics, but may not be realistic.

The operating cost is the next most sensitive item.  With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics.  Any opportunity to shorten waste hauls would have a positive effect on the economics.

The least most sensitive item is capital cost.  While changes in the cost have an effect, in comparison to the other three parameters, its effect is more muted.  If the capital costs go up by 20%, the post-tax net present value change from the base drops to $475 million from $690.

No royalties are applicable for the project at the time of the PEA preparation.

1.9	Environmental

Entrée’s Plan of Operations (PoO) for the Ann Mason Project focused on exploration activities and in minimizing and mitigating the impact on the environment.  With the PEA completed and better understanding of the size and scope of the Project, the data collection and testwork can begin to prepare for the next stage of study and ultimately permit applications.

Basic data collection needs to commence as soon as possible covering a wide range of diverse subjects: weather, water flows, vegetation, wildlife, and socioeconomic.  A comprehensive program will need to be established to collect the required information necessary to comply with the respective agency permit application requirements.  This is of critical importance to ensure that the permits may be issued in a timely manner.

Page 1-4

A detailed Prefeasibility plan will be required to build upon the other information collected.  Data collection and testwork should coincide with portions of the permit application process.  Detailed environmental and engineering information must be collected in at least the following areas:

•	Seasonal data of at least 12 months may be required for some of the elements above. The programs should start as soon as possible.

•
Reclamation of mine activities will be a significant part of the Bureau of Land Management (BLM) PoO and the Nevada Bureau of Mining Regulation and Reclamation (BMRR), and plans for closure must be approved by both agencies prior to initiation of mining activities.  Entrée will work with both agencies to develop cost effective reclamation methods including reclamation concurrently with mine operations as appropriate.  Reclamation costs will be developed along with detailed mine development plans, and an acceptable reclamation bond will be posted with the BLM.

1.10	Proposed Budget

1.10.1	Summary

Based on the results of the PEA study completed for the Ann Mason deposit, AGP recommends that Entrée proceed to a PFS.  As part of the PFS, a two-phase, results driven drill program is recommended to complete initial regional exploration on some of the key target areas and then, to bring the Mineral Resources within the current Phase 5 pit to a minimum Indicated Mineral Resource category.  The recommendations and associated budgets are described in the sections below.  The overall budget to complete the recommended work is summarized as follows:

•	Phase 1 Drilling approximately $2.3 million

•	Phase 2 Drilling approximately $16 million

•	Phase 2 PFS Work approximately $8 to 10 million.

Blue Hill and the peripheral oxide targets remain as very strong priorities for Entrée that will see a portion of the Phase 1 drilling.  Although not included in the current economic PEA, results of future work could determine whether the Blue Hill deposit should be included in future PFS work.  A small phase of metallurgical work is recommended in Phase 2.

Page 1-5

1.10.2	Phase 1 and 2 Drilling

QG and AGP recommend a two-phase, results driven drilling program.  Phase 1 includes core drilling along the northern edge of the currently defined Ann Mason deposit, RC drilling at both the Blue Hill deposit and its periphery, and initial drilling at the Blackjack IP anomaly and Blackjack oxide target.

Completion of the Blue Hill deposit and Blackjack target oxide drilling, as well as the Blackjack IP anomaly drilling will establish if potentially viable targets occur at depth in these areas that will require further drilling, and to further guide the placement of proposed infrastructure, related to the Ann Mason Project.

Pending favourable results from Phase 1, Phase 2 includes a detailed in-fill drilling program within the current Ann Mason resource area, concurrent with additional drilling to test for lateral extensions of the Ann Mason deposit.  The in-fill program is designed to collect data for grade estimation at a confidence level high enough to support a PFS level.

Since the historical drilling completed by Anaconda at Blue Hill did not include the analysis of molybdenum, silver, and gold, AGP recommends Entrée extend its core re-sampling program to test for these elements.  This will be important to validate the historical copper values and update the database with these new copper grade as well as molybdenum, gold, and silver.  AGP believes that the additional data will increase confidence in the model.

AGP also recommends collecting bulk density samples in the Tertiary volcanics to the east of the Blue Hill Fault, which is currently inside the resource constraining pit shell and has only been sampled by RC drilling.

1.10.3	Phase 2 Prefeasibility Work

As part of Phase 2, AGP recommends that Entrée proceed to a PFS.  AGP estimates that a PFS for Ann Mason would be in the range of $8 to $10 million to complete, although the scope of the PFS remains to be thoroughly reviewed and a detailed budget determined.  The PFS would cover areas such as:

•	resource estimate update

•	geotechnical studies

•	condemnation drilling

•	metallurgical testwork

•	tailings management facility design and site geotechnical

•	environmental management studies and data collection

•	concentrate marketing and sales studies

•	capital and operating cost estimation

Page 1-6

•	financial evaluation

•	project management and administration.

Aspects of the study can take place concurrent with the Phase 2 drilling program.  Environmental and social work and some of the geotechnical and metallurgical work would also occur at this time.

Page 1-7

2	Introduction and Terms of Reference

2.1	General

Entrée Gold Inc. (“Entrée” or the “Company”) is a British Columbia resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), NYSE MKT, and the Frankfurt Stock Exchange.  Entrée is a junior mineral exploration company with a focus on the worldwide mineral exploration and development of copper and gold prospects.  Entrée Gold (U.S.) Inc. (Entrée U.S.) and M.I.M. (U.S.A.) Inc. (MIM) are wholly-owned subsidiaries of the Company operating in the United States.

Since 2009, through the acquisition of PacMag Metals Limited (PacMag), option agreements, purchase and sale agreements, and ground staking, Entrée has consolidated a group of mineral claims west of the town of Yerington, Nevada.  The majority of these claims now form the Ann Mason Project (the Project), which includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit (located 1.5 km northwest of the Ann Mason deposit), and other copper targets.

Since acquiring the Project, Entrée’s exploration work has focused on increasing and upgrading the Mineral Resources of the Ann Mason deposit, defining Mineral Resources at Blue Hill, and identifying and drill testing new copper targets on other areas of the Project.

2.2	Terms of References

This National Instrument 43-101 (NI 43-101) compliant Technical Report on the Ann Mason Project (the “Technical Report”) was independently prepared by AGP Mining Consultants Inc. (AGP), Quantitative Group Pty Ltd (QG), and Porcupine Engineering Services (PES).  This Technical Report was prepared for Entrée to provide a preliminary economic assessment (PEA) of the Ann Mason Project based on an updated Mineral Resource estimate of the Ann Mason deposit.  A first Mineral Resource estimate of the Blue Hill deposit is included in this Technical Report, but is not part of the PEA.

The following technical report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects, and is in compliance with Form 43-101F.

All measurement units used in this report are metric (unless otherwise noted), and currency is expressed in U.S. dollars unless stated otherwise.

Page 2-1

2.3	Qualified Persons

The Qualified Persons (QPs) responsible for the preparation of this Report, as defined in NI 43-101, are the following:

•	Scott Jackson, F.AusIMM, Principal (QG)

•	Joseph Rosaire Pierre Desautels, P.Geo, Principal Resource Geologist (AGP)

•	Jay Melnyk, P.Eng., Principal Mining Engineer (AGP)

•	Gordon Zurowski, P.Eng., Principal Mining Engineer (AGP)

•	Lyn Jones, P.Eng., Senior Associate Metallurgist (AGP)

•	Mario Colantonio, P.Eng., Manager/Principal (PES).

All QPs of QG, PES, and AGP are independent of Entrée, or of any company associated with Entrée.

2.4	Site Visits and Responsibility

AGP, PES, and QG have conducted site visits to the Project as shown in Table 2-1.

Table 2-1:	Date of Site Visits and Areas of Responsibility

QP Name	Site Visit Dates	Area of Responsibility
Scott Jackson	September 14–19, 2010 August 19–24, 2011
Sections 6 and 7 (except for 7.4.2), 8, 9, and 10 (except for 10.3), 11 (except for 11.7.3 and 11.8.3), 12.1, 14.1, 27, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those Sections.

Jay Melnyk	February 27 – March 1, 2012	Sections 14.1.7, 14.2.11, 15, 16, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those Sections.
Pierre Desautels	February 27–March 1, 2012	Sections 7.4.2, 10.3, 11.7.3, 11.8.3, 12.2, 14.2, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those Sections.
Gordon Zurowski	No site visit	Sections 1, 2, 3, 4, 5, 19, 20, 21, 22, 23, 24,and those portions of the Interpretations and Conclusions, and Recommendations that pertain to those Sections..
Lyn Jones	No site visit	Sections 13 and 17, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those Sections.
Mario Colantonio	February 27–March 1, 2012	Sections 18 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to that Section.

Page 2-2

Mr. Derek Kinakin, Mr. Warren Newcomen of BGC, and Mr. Jay Melnyk of AGP visited the Property between February 27 and March 1, 2012.  Mr. Kinakin contributed to the geotechnical components of the study.  Mr. Melnyk accepts responsibility for the geotechnical contribution provided by BGC and Mr. Kinakin and Mr. Newcomen.

2.5	Effective Dates

•	The effective date of the PEA for the Ann Mason Project is October 24, 2012

•	The effective date of the Mineral Resource estimate at Ann Mason is August 14, 2012

•	The effective date of the Mineral Resource estimate at Blue Hill is July 31, 2012.

2.6	Previous Technical Reports

Three previous NI 43-101 compliant technical reports were completed on the Ann Mason Project:

1)	Morrison, R.S., 2010. Ann Mason Project Resource Estimate. Report to Entrée Gold Inc. Wardrop Document No. 1055270200-REP-R0001-05. Effective Date: January 25, 2010.

2)	Morrison, R.S., and Cann, R.M., 2011. NI 43-101 Compliant Technical Report on the Ann Mason Property, Nevada, U.S.A. Report to Entrée Gold Inc. Effective Date: March 11, 2011.

3)	Jackson, S., Cinits, R., and Jones, L., 2012. Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project, Nevada, U.S.A. Report to Entrée Gold Inc. Effective Date: March 26, 2012.

These reports are on file on the SEDAR website (www.sedar.com).  Background information and a portion of the technical data for this Technical Report were obtained from these reports.

Page 2-3

3	Reliance on Other Experts

The QPs have relied on information provided by the issuer concerning legal, political, environmental and tax matters relevant to the technical report in the form of a letter dated November 8, 2012 from the issuer to AGP

3.1	Mineral Tenure, Underlying Agreements, and Royalties

The QPs have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements.  The QPs have relied upon information provided by Entrée through the above-cited document.  This information is used in Sections 4.2 and 4.3 of the Report.

3.1.1	Surface Rights

The QPs have relied on information regarding the status of the current surface rights, road access, and permits supplied by Entrée through the above-cited document.  This information is used in Sections 4.4 of the Report.

3.1.2	Permitting

The QPs have relied on information regarding the status of the current surface rights, road access and permits through opinions and data supplied by Entrée through the above cited document.  This information is used in Sections 4.4, 4.6 and 20 of the Report.

3.1.3	Environmental Liabilities

The QPs have relied on information regarding environmental liabilities supplied by Entrée through the above-cited document.  This information is used in Sections 4.5 of the Report.

3.1.4	Social and Community Impacts

The QPs have relied on information regarding the status of social and community impacts supplied by Entrée through the above-cited document.  This information is used in Sections 20 of this Report.

3.1.5	Taxation

The QPs have relied on information regarding taxation supplied by the accounting firm MNP LLC and incorporated in the cash flow.  This information is used in Sections 22 of this Report.

Page 3-1

4	Property Description and Location

4.1	Location

The Ann Mason Project is located in west-central Nevada, approximately 75 km southeast of Reno, 45 km southeast of Carson City (the capital of Nevada), and 7 km west of the town of Yerington (Figure 4-1).  It is centred at approximately latitude 39°00’ N and longitude 119°18’ W, within both Douglas and Lyon counties.

Figure 4-1:	Ann Mason Project Location Map

Page 4-1

The Project is situated within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Project in Lyon County.

4.2	Tenure

The Ann Mason Project comprises 1,053 unpatented lode mining claims and 20 patented lode mining claims, covering a total area of approximately 8,005 ha.  The claims are listed in Table 4-1, and shown as groupings on Figure 4-2.

Entrée has consolidated land surrounding the Ann Mason deposit through a combination of staking and a series of transactions undertaken since July 2009, including the acquisition of PacMag, an Australian company, in June 2010.  Following a claim survey program in 2012, the Company relocated some of the older claims and staked additional claims.  As a result, new claims were registered and some older claims were abandoned.  This is still in process for a few claims, as noted in Table 4-1.

The Ann Mason Project claims can be itemized as follows:

•	350 unpatented claims are owned and held by MIM, a wholly-owned subsidiary of Entrée. MIM was acquired by Entrée in connection with the acquisition of PacMag.

•
432 unpatented claims are held by Entrée U.S.  Of the 432 unpatented claims, 171 are beneficially owned by Larry and Susan McIntosh and are subject to a mining lease and option to purchase agreement (the “MLOPA”) with Larry and Susan McIntosh.  The remainder are owned by Entrée U.S.

•	20 patented claims are owned and held by Entrée U.S., subject to a 2% net smelter returns (NSR) royalty granted to AngloGold Ashanti (Nevada) Corp. (AngloGold) on 17 of the patented claims.

•	55 unpatented claims are owned and held by Susan and/or Larry McIntosh (McIntosh) and are subject to the MLOPA.

•
216 unpatented claims are owned and held by Bronco Creek Exploration Inc. (BCE), a wholly-owned subsidiary of Eurasian Minerals Inc. (Eurasian Minerals).  Entrée U.S. is earning an 80% interest in the claims through an option agreement with BCE (the “Option Agreement”).  The area covered by the claims was previously referred to by the Company as the Roulette property.

Page 4-2

Table 4-1:	Ann Mason Project Claims

Claim Names	Map Code	No. of Claims4,5	Claim Area (acres)	Claim Area (ha)	Claim Type	Registered Owner	Entrée Interest	Comments
AM 1–6, 7A, 8, 9A, 10, 11A, 12, 13A, 14, 16, 17A–20A, 22–44, 45A, 46, 47A–50A, 51-99, 100A, 101–111, 112A–115A, 116–124, 125A, 126, 127A–134A, 135–144, 145A, 146, 147A–150A, 151, 152A, 153, 154A, 155, 156A, 157-161, 162A-165A, 166, 167A, 168–176, 187A, 188-197, 199–265, and 267–276	AM	262	4,727	1,913	Unpatented	MIM(1)	100%
Ann 31-33	Ann	3	61	25	Unpatented	MIM	100%
BJ 1-3	BJ	3	17	7	Unpatented	Entrée U.S.	100%(2)	1 claim subject to MLOPA(2)
BN 1-10, 11B, 12A, 13B, 14A, 16–44, and 46-53	BN	51	918	372	Unpatented	MIM (1)	100%
CCP 1-137, 138A, 139A, 140, 143-207, 211, 218–224, 226A, 227, and 228	CCP-1	216	4,281	1,732	Unpatented	BCE(1)	Earning 80%	Option Agreement
CCP 208–210, and 212–217	CCP-2	9	119	48	Unpatented	Entrée U.S.	100%(2)	7 claims subject to MLOPA(2)
Jim Copper, Brann Copper, Opher Copper	Copper	3	61	25	Patented	Entrée U.S.	100%
Grand Tour 1-55	Grand Tour	55	1034	418	Unpatented	McIntosh	100%(2)	MLOPA(2)
HB 124-138	HB	15	223	90	Unpatented	Entrée U.S.	100%
HB N1–28, 29A, 30–69, 70A, 71–74, 119–123, and 125–143	HBN	99	1891	765	Unpatented	Entrée U.S.	100%
H BN 124						MIM
LC 1–LC 17	LC	17	264	107	Unpatented	MIM.	100%
MM 1–MM 16	MM	16	281	114	Unpatented	MIM	100%
Stone Mountain	St. M.	1	10	4	Unpatented	Entrée U.S.	100%
Sylvia 1	Sylvia	1	20	8	Unpatented	MIM	100%
Taubert	Taubert	1	14	6	Unpatented	Entrée U.S.	100%
Veta Granda 1-5, 7/Yellow Metal 1–4, 6, 7 , 9–11, 13, and 14	Veta	17	351	142	Patented	Entrée U.S.	100%	NSR (3)
WA 1–280, and 283–306	WA	304	5,507	2,229	Unpatented	Entrée U.S.	100%(2)	163 claims subject to MLOPA(2)
Total		1,073	19,780(6)	8,005(6)

Notes:
(1) The following claims have been recently located: AM 187A, AM267–276; CCP226A, 227, 228, 138A, 139A; and BN11B, 13B; however, the mining claim location certificates have not been filed in the county for recording or with the Nevada State Office of the BLM for assigned serial numbers.

(2) The following claims are subject to the McIntosh Mining Lease and Option to Purchase Agreement (MLOPA) dated 6/7/06, as amended, but title is held by Entrée U.S.: WA 6–56, 66, 68–106, 108, 110, 229–248, 253–264, 267–280, 283–306; BJ 1; and CCP 210, 212–217.  All Grand Tour claims are held by Larry McIntosh (Grand Tour 1-12) or Larry and Susan McIntosh (Grand Tour 13-55) and are subject to the McIntosh MLOPA. When and if Entrée exercises its option, it will have a 100% interest in the claims subject to a net smelter returns royalty.

(3) A 2% NSR royalty applies to this group of claims.

(4) The following claims, not shown on the table above, owned by MIM, are in the process of being abandoned: AM198, AM266, BN11A, BN13A, BN15A, BN45, CCP225, and Sylvia2, and 3

(5) The following claims, not shown on the above table, owned by BCE, are in the process of being abandoned: CCP138, 139, and 226

(6) The total is approximate due to rounding.

Page 4-3

Figure 4-2:	Ann Mason Project Mineral Claim Map

296,000 mE
298,000 mE
300,000 mE
302,000 mE
304,000 mE
306,000 mE
4,326,000 mN
4,324,000 mN
4,322,000 mN
4,320,000 mN
4,318,000 mN
4,316,000 mN
4,314,000 mN
AM
MM
HB
AM
HBN
HBN
Veta
WA
AM
Copper
WA
BJ
Grand Tour
Taubert
St.M.
BLUE HILL
DEPOSIT
BN
CCP
2
CCP-2
AM
AM
Sylvia
ANN MASON
DEPOSIT
Ann
CCP-1
AM
LC
N
LEGEND
Unpatented Claims
Patented Claims
Approx. Area Subject to Mining Lease and Option to Purchase
Approx. Area Subject to Option Agreement
Third Party Claims
ENTRÉE GOLD INC.
ANN MASON PROJECT
CLAIM MAP
0
2 km
NAD83 Zone11
October 25, 2012

Page 4-4

The Ann Mason Project comprises a combination of public land administered by the Bureau of Land Management (BLM), Carson City District Office, Sierra Front Field Office (the 1,053 unpatented claims), and land that Entrée holds title to (the 20 patented claims).  These lode claims are all in good standing.

The unpatented claims are situated in Township 12 North, Range 24 East; Township 12 North, Range 25 East; Township 13 North, Range 24 East; Township 13 North, Range 25 East; and Township 14 North, Range 24 East, all of the Mount Diablo Meridian.  The claims have been located and maintained in accordance with state and federal mining law, and the claims are presently valid and defensible.  In order to maintain the unpatented claims in good standing, the following actions are required:

•	On or before September 1 of each year, Entrée must submit a claim maintenance fee of $140.00 per claim along with an Affidavit and Notice of Intent to Hold to the Nevada State Office of the BLM.

•
On or before November 1 of each year, Entrée must record an Affidavit that the BLM required fees have been paid and Notice of Intent to Hold for the previous claim maintenance year in the county in which the claims are located.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording.

A Notice of Intent to Hold Unpatented Mining Claims has been recorded with Douglas and Lyon Counties and with the BLM for the 2012 annual assessment year, which ended at noon on September 1, 2012.  The required annual mining claim maintenance fees in the amount of $140.00 per claim have been paid to the BLM for the 2013 assessment year, which began on September 1, 2012.

The patented mining claims are situated in Township 14 North, Range 24 East, and Township 13 North, Range 24 East.  All property taxes payable to Lyon County have been timely paid and are current.

4.3	Underlying Agreements and Royalties

4.3.1	Mining Lease and Option to Purchase Agreement

A total of 226 of the Project’s unpatented mining claims are subject to an underlying MLOPA with Larry and Susan McIntosh, dated June 7, 2006 as amended on July 20, 2009, August 26, 2009, and July 27, 2011 (Claims WA 6-56, 66, 68-106, 108, 110, 229-248, 253-264, 267-280, and 283-306; BJ 1; CCP 210 and 212-217, and Grand Tour 1-55: see Table 4-1).  Under the MLOPA, Entrée U.S. leases the mining claims and is granted the option to purchase the claims for $500,000.  The term of the MLOPA is ten years, and can be extended for ten additional one-year terms.  In the event that Entrée U.S. exercises its option to purchase the claims, Larry and Susan McIntosh will retain a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $2 million.  The MLOPA required advance royalty payments, which may be credited towards future royalty payments or the buy down of the royalty.  Entrée U.S. has made the required advance royalty payments through to June 7, 2013.  On June 7, 2013, and on every anniversary thereafter until sustained commercial production begins, Entrée U.S. is required to make an advance royalty payment of $27,500.  The MLOPA is currently in good standing.

Page 4-5

4.3.2	Option Agreement

A total of 216 of the Project’s unpatented mining claims are subject to an Option Agreement dated September 24, 2009, between Entrée U.S. and BCE, a wholly-owned subsidiary of Eurasian Minerals, pursuant to which Entrée U.S. may acquire an 80% interest in these claims (Claims CCP 1-137, 138A, 139A, 140, 143-207, 211, 218-224, 226A, 227, and 228: see

Table 4-1).  Under the terms of the agreement, Entrée may acquire an 80% interest in the property by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000, and issuing 85,000 shares of the Company within three years (completed); (b) making aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.  The agreement is currently in good standing.

4.3.3	Corrective Special Warranty Deed with Reserved Net Smelter Returns Royalty

Pursuant to a Corrective Special Warranty Deed With Reserved Net Smelter Returns Royalty dated effective August 2, 2012, Entrée U.S. acquired 17 patented mining claims from AngloGold (Yellow Metal and Veta Granda claims: see Table 4-1).  The claims are subject to a 2% NSR royalty granted in favour of AngloGold.

4.4	Surface Rights and Easements

Surface rights to the areas covered by unpatented Iode mining claims are vested with the BLM, which regulates surface management.

Where surface disturbance due to exploration is 5 acres (2 ha) or less per year, the operator must file a notice advising the BLM of the anticipated work.  An approved Notice of Intent is required, including a determination of the required reclamation cost and acceptance of an approved financial assurance instrument.  Where surface disturbance from mining activity covers more than 5 acres, it must be done under a detailed plan of operation filed with the appropriate BLM field office.  Bonding is required to ensure proper reclamation.

Page 4-6

4.5	Environmental Considerations and Exploration Permitting

4.5.1	Ann Mason Plan of Operations

In December 2007, a Plan of Operations/Application for a Nevada Reclamation Permit (Plan) (Record number NVN-084570/Reclamation Permit No. 0291, respectively) was submitted by MIM to the Nevada Division of Environmental Protection (NDEP), the Nevada Bureau of Mining Regulation and Reclamation (BMRR), and the BLM.  The Plan was revised in March 2009, and covers the area surrounding the Ann Mason and Blue Hill deposits, excluding the Sylvia 1 claim which was owned by a third party at the time of the Plan’s application.

In conjunction with the Plan submittal, MIM retained the BLM and Enviroscientists Inc. of Reno, Nevada, to conduct an Environmental Assessment (EA) in 2009.  The EA was completed in December 2009 (BLM, 2009).  The “Finding of No Significant Impact and Decision Record” approving the Plan is dated January 19, 2010.  The Plan allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres (20.2 ha) of surface disturbance over a ten year period.

A phased cash bond in the amount of $84,132.00, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.2 acres (7.77 ha).  Following the acquisition of MIM by the Company in June 2010, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée U.S. was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée U.S. submitted an Amendment (Amendment #1) to the approved Plan of Operations NVN-084570, and a minor modification to the Nevada Reclamation Permit No. 0291 to the BLM and BMRR.  In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres or exploration techniques.  The BLM Sierra Front Field Office accepted the application to amend as complete on June 15, 2011.  Amendment #1 was approved by the BLM Sierra Front Field Office on June 28, 2011, and the financial guarantee amount was set at $147,568 for reclamation disturbances totalling 19.2 acres (7.72 ha) conducted under the approved Plan.  To cover the financial guarantee, an additional bond in the amount of $63,436, posted by Entrée U.S. in the form of a Certificate of Deposit, was accepted by the Nevada State Office of the BLM on July 5, 2011.  The total amended area covered is shown in Figure 4-3.

4.5.2	Notices of Intent

Two areas within the Project have been permitted for exploration by Entrée U.S. through Notices of Intent.  These Notices are now beyond the initial two-year exploration time period.  Entrée U.S. has notified the BLM that it wishes to extend both Notices of Intent.

Page 4-7

Figure 4-3:	Map of Permitted Work Areas within the Ann Mason Project

296,000 mE
298,000 mE
300,000 mE
302,000 mE
304,000 mE
306,000 mE
4,326,000 mN
4,324,000 mN
4,322,000 mN
4,320,000 mN
4,318,000 mN
4,316,000 mN
4,314,000 mN
N
LEGEND
2010 - 2012 Permitted Drill Sites
(within the Notices of Intent)
Ann Mason Plan of Operations
Ann Mason Project Area
Third Party Claims
ENTRÉE GOLD INC.
ANN MASON PROJECT
EXPLORATION PERMITTING
0
2 km
NAD83 Zone11
October 16, 2012

Page 4-8

A Notice to Conduct Geophysical Work and Drilling was submitted by Entrée U.S. to the BLM’s Carson City District Office, Sierra Front Field Office, on February 18, 2010 (Record Number NVN-088217), and was accepted on April 14, 2010.  The Notice covers an area west and northwest of the Plan area (formerly the Blackjack property).  A cash bond in the amount of $51,050.00, paid by Entrée U.S., was accepted by the Nevada State Office of the BLM on May 3, 2010.  The Notice had an initial period of two years and allows for a maximum disturbance of 5 acres (2.0 ha).  All surface disturbances related to drilling and access roads for drilling have been re-contoured and re-seeded.

The second permitted area was located on the unpatented lode mining claims covered by the Option Agreement.  BCE submitted to the BLM a Notice to Conduct Exploration Trenching and Drilling on April 1, 2010, and it was accepted on April 23, 2010 (Record Number N-85205).  Based on a Memorandum of Understanding between the two Companies, Entrée U.S. provided to BCE the reclamation funds specified by the BLM in the amount of $27,113.00.  The cash bond was accepted by the Nevada State Office of the BLM on May 10, 2010, and Entrée was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée under Notice N-085205.  Entrée amended the proposed drilling program for NV-085205 on July 7, 2010.  A revised bond amount of $12,607.00 was determined on July 8, 2010.  A total of $14,506.00 is available for future amendments to N-085205.  The Notice also remained in effect for two years, and allowed for a maximum disturbance of 5 acres (2.0 ha).

In addition, two Notice Level projects operated by MIM prior to Entrée’s acquisition of PacMag remain open.  Notices of Intent for work at Ludwig (NVN-84673) and Minnesota (NVN-846689) conducted by MIM remain open, pending clearance of the reclamation work by the BLM.  MIM posted reclamation bonds in the amount of $11,017.00 for Ludwig and $12,100.00 for Minnesota.  Both bonds are administered through the State of Nevada reclamation bond pool.  Entrée has completed surface reclamation and re-seeding on both projects, and is working to have the projects cleared by the BLM.

4.6	Environmental Liabilities

In the course of considering the Plan, the BLM prepared an EA that considered the potential impact of the Plan on the environment.  The BLM determined that no significant impact to the human environment would occur due to the proposed exploration work.

Substantial environmental studies were conducted in the preparation of the EA.  These studies documented that historic and prehistoric cultural resources, habitat of certain special interest species of plants and/or wildlife, and other concerns exist or could exist in the vicinity of Ann Mason.  Through coordination with the regulatory agencies, conducting additional comprehensive environmental studies, prudent project planning and design, and avoiding and/or mitigating potential project environmental impacts, the Company anticipates being able to obtain all necessary permits for Ann Mason and to operate Ann Mason in an environmentally acceptable manner.  There are no known environmental issues that could materially affect Ann Mason.

Page 4-9

4.7	Permit Requirements

The approved Ann Mason Plan of Operations (NVN-084570) dated January 19, 2010, and amended June 28, 2011, allows up to 50 acres of surface disturbance over a ten year period in the area shown on Figure 4-3.  Reporting of as-built surface disturbance and reclamation documentation is required by the U.S. Department of Interior, BLM, and the NDEP Reclamation Branch annually by June 15th.  A total of 19.2 acres (7.77 ha) of surface disturbance (4.89 acres of Notice Level disturbance and 14.31 acres of new disturbance) is allowed during Phase 1 of the Plan .  As of June 15, 2012, Entrée’s Phase 1 disturbance totalled 18.61 acres (7.53 ha).

Proposed drilling on Ann Mason and Blue Hill as part of the Phase 1 budget (Section 26) is permitted by the existing Plan.  New surface disturbance for six Ann Mason drill holes and 8 Blue Hill holes is estimated to be 5.74 acres (2.32 ha).  A total of $50,000 is included in the Phase 1 budget to cover a possible increase in reclamation bonding requirements once total surface disturbance exceeds the initial 19.2 acres.  The 9 proposed drill holes on new oxide copper targets and two proposed holes on the Blackjack IP target that are included in the proposed Phase 1 budget will be covered by an amendment to the existing Blackjack Notice of Intent (NVN-088217).  The total surface disturbance allowed under the existing Notice of Intent was 4.21 acres (1.70 ha) on seven drill sites.  All hole plugging, surface clean-up, back-filling and recontouring of sumps, drill sites, and access roads, and re-seeding has been completed.  New surface disturbance for the 11 proposed drill holes is estimated to be 4.51 acres (1.83 ha).  Entrée will request that the current reclamation bond of $51,050.70 be transferred to the new drill sites.

Proposed drilling on Ann Mason as part of the Phase 2 budget (Section 26) is also permitted by the existing Plan except on the Sylvia 1 claim, which will require an amendment to the Plan.  New surface disturbance for 108 drill holes is estimated to be 34.26 acres (13.86 ha).  A total of $250,000 is included in the Phase 2 budget to cover a possible increase in reclamation bonding requirements.  Concurrent reclamation of drill sites will keep total surface disturbance within the approved 50 acre (20.23 ha) maximum.  To date, concurrent reclamation by Entrée has been completed on 12.38 acres (5.01 ha) of surface disturbance on 59 drill sites and roads covered by the Plan.

Additional development and construction permitting requirements as the Project advances are provided in Section 20.

Page 4-10

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1	Accessibility

The Project is situated roughly 75 km direct distance southeast from Reno, the third largest city in Nevada and a tourist entertainment resort city.  The Project is easily accessible from Reno via the main highway network.

There are regularly scheduled flights to Reno from many major centres in the U.S.A. and some international destinations.  From Reno International Airport, the Project can be accessed by road following:

•	Highway 395 north for approximately 3.5 km to the off-ramp, to join

•	Interstate Highway 80 east for approximately 50 km to the turnoff into Fernley, to join

•	West Main Street south and east for 2 km, to join

•	Highway 95 south for approximately 70 km to Yerington to join

•	Burch Drive southwest, toward the town site of Weed Heights for approximately 3 km, to join

•	Austin Street south, becoming Belmont Street, for 500 m, to join

•	Mead Avenue, which becomes Mickey Pass Road, for approximately 4 km west to turnoffs north and south, to join

•	the access roads to the Ann Mason Project site; there are several unpaved roads that allow further access to the Project.

The highways and roads to Yerington and Weed Heights are paved.  The road past Weed Heights to the Project is an all-weather dirt road.  The drive from Reno to the Project is typically one and a half to two hours.  The drive from Yerington is roughly 20 minutes.

Two alternate routes to the Project from Yerington are: 1) via the MacArthur deposit and Mason Pass Road, and 2) from the north via Campbell Lane and Gallagher Pass (Figure 5-1).

Page 5-1

Figure 5-1:	Ann Mason Project, Access, and Physiography

5.2	Climate

West-central Nevada is characterized by a high altitude temperate climate, with warm to hot summers and cool winters.  The high altitude and mountain ranges place the Project in an area of rain shadow where precipitation is minimal, and mainly comes down in the form of snow in winter.

Page 5-2

Mean temperatures in summer vary between 19°C and 23°C; mean temperatures in winter vary between 0°C and 4°C.  Maximum temperatures average 33°C in the summer, and minimum temperatures average -7°C in the winter.

Average yearly precipitation in Yerington is 135 mm, with the mean monthly precipitation varying between 6 mm (Sep.) and 16 mm (May).  Total snowfall per year averages 170 mm from October to May; (Western Regional Climate Center, http://www.wrcc.dri.edu/).

Work can be conducted throughout the year, with only minor stoppages during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

5.3	Local Resources

The city of Yerington is the closest urban centre to the Project, with a population of approximately 3,300.  The town is the main seat for Lyon County and has been primarily a regional ranching and farming centre for most of its history.  Most basic consumables are available in Yerington.

The State of Nevada has a long history of mining and a well-developed mining industry.  Most mining supplies and equipment can be sourced from Reno/Sparks, Carson City, or Elko, Nevada.

5.4	Infrastructure

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 (Figure 5-1) in Yerington is the main artery that connects the town to the interstate highway system.

The nearest access to the Union Pacific rail network is located in Wabuska, situated 19 km north of Yerington.

There is an uncontrolled airport in Yerington, with a 1.8 km paved runway but no regularly scheduled flights.  The nearest major airport is located in Reno, approximately 130 km by road to the northwest.

NV Energy services the majority of Nevada.  The service area covers approximately 50% of Nevada State and the majority of the populated areas.  Yerington is connected to the state grid and there is a power substation in Weed Heights, located adjacent to the former Yerington mine, 3 km east of the Project.  A 226-MW NV Energy plant (Fort Churchill) is located near Wabuska, approximately 18 km northeast of the Project.

Page 5-3

All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining.  The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired in one or both of the following ways:

•	by making application to the State Engineer to acquire new water rights

•	by leasing or purchasing existing water rights from a third party. Water rights may be purchased as personal property or as an appurtenance in a real-estate transaction.

The nearest sources of surface water are the Walker River, located 7 km east of the Project, or the northern part of Smith Valley, located 8 km southwest of Ann Mason.  There are no active streams or springs on the project area.  All gulches that traverse the area are dry.  To date, water for drilling has been sourced from the city of Yerington.  Entrée U.S. has applied for, and received approval (Permit # 81518), for up to 50 acre-ft (15,271 m3)of water per year to be used for mining and milling including exploration drilling.  This is subject to successfully drilling and completing one or two wells capable of producing that amount of water.

There is available land on the Ann Mason Project for potential TMF, WRMF, and process plant site.  Details are discussed in Section 18 .

5.5	Physiography

The topography of the Ann Mason Project is characterized by mountain ranges surrounded by wide, open valleys.  The Singatse Mountain Range extends from the north-eastern through the eastern parts of the Project, while the Buckskin Range borders its western edge.  The southwestern part of the Project extends into the northern portion of Smith Valley.  The Ann Mason deposit lies along the western flank of the Singatse Range (see Figure 5-1).  Elevations on the Project vary from 1,400 m in Smith Valley to 1,940 m at Singatse Peak.  The relief profile of the Project is low rolling hills to moderately steep slopes at higher elevations.

Vegetation throughout the Project consists of interspersed sagebrush and low profile desert shrubs.  There are no trees on the Project.  A thin layer of overburden dominantly covers the area, generally less than 2 m thick in areas of outcropping rock, and locally up to 40 m in some valleys.  The thickness of overburden on the Roulette area ranges from 0 to more than 600 m.

Page 5-4

6	History

6.1	Yerington Mining District

The eastern portion of the Ann Mason Project lies within the historic Yerington Mining District, an area of early discovery and production of copper in Nevada.  In addition to copper, other known commodities in the Yerington District are gold, turquoise, iron, and nickel (Tingley, 1998).

Mining in the Yerington District dates back as far as 1865, when copper sulphate was first mined from several mines along the Singatse Range (the Ludwig deposit, Mason Valley, and Bluestone Mines).  In the early 1900s, several companies started to consolidate properties in the district and began exploration and development.  A smelter was built at Thompson, north of Wabuska, and the Nevada Copper Belt Railroad was constructed from the smelter to service the copper mines.  The smelter operated intermittently between 1912 and 1928.  Several small mines operated during this time: Bluestone, Douglas, Mason Valley, McConnell, and Casting Copper (Tingley 1990, Arimetco, 1991).

In 1941, the Anaconda Company (Anaconda) acquired the Empire Nevada property (now the Yerington property), a past-producing copper oxide mine, and began exploration.  By 1950, after an extensive diamond-drilling program, Anaconda had outlined sufficient reserves to make a production decision at the Yerington deposit.  From 1953 to 1965, Anaconda open pit mined the oxide ore, and in 1965, a mill and concentrator were constructed to process sulphide ore (Tingley, 1990).

Several companies subsequently acquired the rights to the Yerington property, and some minor additional production resulted.  Over a 25 year period from 1953 to 1978, the Yerington mine processed approximately 162 Mst grading 0.55% Cu (Arimetco, 1991).

The Atlantic Richfield Company (ARCO) purchased all of the assets of Anaconda in 1976 and subsequently shut off dewatering pumps in the pit and closed the Yerington Mine in 1979.  The NDEP assumed operation of the site in early 2000.  The U.S. Environmental Protection Agency (EPA) has taken over the lead management role.  The open pit, currently held by Quaterra Resources Inc. (Quaterra), through Singatse Peak Services LLC., is approximately 3 km to the east of the Ann Mason deposit.

6.2	Ann Mason Project

6.2.1	General

Early exploration work on the Ann Mason Project was carried out by Anaconda from the 1950s through the 1970s, with regional mapping and targeted programs, primarily on the Ann Mason deposit.  Subsequently, other companies carried out exploration programs within the Project (see Table 6-1 for a list of companies and their involvement).  The following sections briefly describe the exploration activities carried out by these companies, and include a historical drilling summary for the Ann Mason and Blue Hill deposits.  Locations of historical drill holes and targets are illustrated in Figure 6-1.  It should be noted that Entrée does not have complete drilling data for a small number of the historical drill holes.  All available data from historical drilling has been incorporated into Entrée’s database and used in the geological interpretation of the Ann Mason and Blue Hill deposits.

Page 6-1

Table 6-1:	Ann Mason Project – Historical Exploration

Company	Date	Exploration Target/Area	Exploration Work
The Anaconda Company (after 1977 Atlantic Richfield)	1956–1981	Ann Mason	Geophysics, Drilling, Resource
		Blue Hill	Geophysics, Reconnaissance Mapping, Drilling
Arizona Metals Company	1990	Ann Mason	Drilling
Phelps Dodge Corporation	~1995	Blue Hill	Drilling
Mount Isa Mines	2002–2003	Ann Mason	Mapping, Geophysics, Drilling
Giralia Resources NL	2003	Ann Mason	No Exploration Work
Lincoln Gold Corporation	2004–2005	Area approx. 2 km northwest of Blue Hill	Soil Geochemistry, Drilling
Pacific Magnesium Corporation Ltd. (PacMag Metals Limited)	2005–2009	Ann Mason	Drilling, Resource, Scoping Study
		Blue Hill	Drilling
		Minnesota	Geophysics, Drilling
Honey Badger Exploration Inc. (formerly Telkwa Gold Corporation)	2007–2009	Broad area west of Ann Mason and Blue Hill, incl. Roulette	Airborne Geophysics, Rock and Soil Geochemistry
Bronco Creek Exploration Inc. (Eurasian Minerals Inc.)*	2007–2012*	Roulette “earn in” property	No Historical Exploration Work

Note:	*Entrée is earning 80% interest in the Roulette property through an option agreement with BCE, a subsidiary of Eurasian Minerals Inc.

Page 6-2

Figure 6-1:	Ann Mason Project – Historical Drilling

Page 6-3

6.2.2	Anaconda, 1956–1981

Anaconda explored the Ann Mason project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 23,775 m of core drilling delineated a bulk tonnage low-grade copper deposit (Arimetco, 1991).  Anaconda conducted an airborne magnetic study in the early 1970s that indicated a trend of magnetic lows westward from Ann Mason, and an IP survey conducted in the 1970s that indicated a broad zone of anomalous chargeability, trending north-northwest along the western margin of Ann Mason (Pyle, 2003).  A re-evaluation of the geology was conducted from 1973 to 1976, and an additional 10,370 m of core drilling was completed in 27 drill holes.  Diamond drill core was re-logged for drill holes located along eleven drill sections between mine grid coordinates 10,500 to 15,300E (UTM Coordinates 303,450E to 304,900E).  Structure, rock type, and sulphide mineralization were re-examined, and the above referenced drill sections reinterpreted to determine factors controlling the distribution of mineralization in the deposit (Souviron, 1976).

In 1977, Atlantic Richfield Company (ARCO) acquired Anaconda and its mineral rights.  Anaconda continued to evaluate the Ann Mason deposit, and by 1981, a total of 42,524 m of drilling was completed.

On the Blue Hill area, Anaconda conducted mapping programs in 1956 (Langerfeldt, 1956) and 1970 (Gustavson, 1970).  In 1968 and 1970, Anaconda drilled 13 holes at Blue Hill to evaluate the copper oxide potential.  Eleven of the 13 Anaconda holes have been used to estimate the Blue Hill resource.

Exploration drilling was also carried out in other areas within the Project.

6.2.3	Arimetco, 1990

The Ann Mason deposit was largely ignored until 1989, when Arizona Metals Company (Arimetco) acquired the mineral rights to the Yerington Mine and the Ann Mason deposit.

In 1990, Arimetco drilled a 170 m confirmation and assessment drill hole at the Ann Mason deposit (Arimetco, 1991).  However, there is no information available on the location, core, or assays from this drill hole.  No further work was conducted by Arimetco.

6.2.4	Phelps Dodge Corporation, ~1995

Phelps Dodge Corporation carried out a four-hole drill program in the Blue Hill area of the Property circa 1995 to test potential oxide copper mineralization.  Data available from the drilling is limited to drill hole locations and summary results for intervals of oxide copper mineralization encountered in three of the drill holes.

Page 6-4

6.2.5	Mount Isa Mines, 2002–2003

In June 2002, Australian-based Mount Isa Mines, through their subsidiary MIM, acquired Arimetco’s claims around the Ann Mason deposit through bankruptcy court, and staked an additional six claims (Pyle, 2003).  MIM completed a work program that included geological mapping, an IP geophysical survey using MIM’s proprietary 3D MIM digital acquisition system (MIMDAS), and reverse circulation (RC) drilling.  MIMDAS was designed to acquire networked multi-channel electrical and electromagnetic (EM) and induced polarity (IP) geophysical data.

Results from the MIMDAS IP survey indicated that the main zone of mineralization in the drilled resource area is located on the eastern flank of a chargeability anomaly (Pyle, 2003).

MIM conducted an RC drilling program to test for shallow mineralization on the northwest portion of the chargeability anomaly.  A total of 925 m of drilling was completed in five holes.  Each of the holes encountered anomalous copper, zones of intense phyllic alteration, and scattered zones of potassic alteration (Pyle, 2003).

6.2.6	Giralia Resources NL, 2003

Giralia Resources NL (Giralia), an Australian-based, publicly listed junior mining company, acquired MIM’s Ann Mason project in October 2003, following the acquisition of Australian-based Mount Isa Mines by Xstrata.  Giralia did not conduct any exploration activities on the project.

6.2.7	Lincoln Gold Corporation, 2004–2005

In 2004–2005, Lincoln Gold Corporation (Lincoln Gold) had an option to earn 100% interest in a property located near the centre of the Ann Mason Project area (Lincoln Flat property).  In 2005, Lincoln Gold explored the property for gold by completing a soil survey (188 samples over two grids), followed by a drill program consisting of nine RC holes for a total of 1,568 m.  Scattered intercepts of gold in the order of 150 to 330 ppb gold were encountered in the drill holes.  Not meeting Lincoln Gold’s expectations, the property was returned to the owner.  (Lincoln Mining Corp. Website).

6.2.8	PacMag, 2005–2010

In November 2005, Pacific Magnesium Corporation Ltd. acquired the mineral rights to Giralia’s Ann Mason project when the companies entered into a merger agreement that included the outright purchase of Giralia’s Ann Mason project.  On June 29, 2006, Pacific Magnesium Corporation Ltd. changed its name to PacMag Metals Limited (PacMag).  In 2006 and 2007, PacMag acquired additional mineral claims contiguous to the Ann Mason deposit mineral claims and covering the Blue Hill deposit, as well as other groups of claims adjacent to the Buckskin (gold), Minnesota (iron), Ludwig (copper), and Casting Copper (copper) historical mines.  PacMag carried out exploration programs on the Ann Mason deposit, the Blue Hill deposit, and the Minnesota target.  These programs are summarized in the following sections.

Page 6-5

Ann Mason Deposit

Between 2006 and 2008, PacMag drilled 12 holes for a total of 6,973 m on the Ann Mason deposit area.  Most drill holes were initially pre-collared by RC drilling, followed by diamond drilling with HQ and NQ sized drill rods.

In November 2006, PacMag retained Golder Associates Inc. (Golder) to complete a resource estimate on the Ann Mason deposit (Golder, 2006).  The resource estimate was classified in compliance with the JORC Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (JORC Code, 2004).  Golder considered the Inferred resource classification appropriate, based on drill hole spacing, sample intervals, and geological interpretation of the Anaconda historical data.  PacMag’s drill holes Ann06001 and Ann06002 were included in the resource estimate.

In November 2007, a scoping study was completed by Metallurgical Project Consultants Pty Ltd (MPC, 2007).

Blue Hill Deposit

In 2006, 2008, and 2010, PacMag completed three soil geochemical programs on the Blue Hill deposit.  The strongest anomalies these programs detected are located immediately northwest of the Blue Hill Fault.

During 2007 and 2008, PacMag completed seven RC holes and two core holes on the Blue Hill deposit totalling 3,438 m.  The two core holes were precollared by RC drilling.

Minnesota Target

In August 2007, sixteen claims were located by PacMag on the Minnesota prospect to cover a large positive aeromagnetic anomaly.  The Minnesota iron mine is a copper-iron skarn-related deposit, which produced high-grade magnetite ore from open pit operations from 1952–1966.  The mine is located adjacent to these claims on the northern flank of the magnetic anomaly.  Although the Minnesota prospect was primarily developed as an iron mine, it was originally worked as an underground copper mine, with minor copper ore production during World War I.

A ground magnetic survey was conducted on the Minnesota prospect by Magee Geophysical Services in July, 2007 (Magee, 2007).  The survey consisted of 21 line-km along seven 3 km profiles, and was merged with a previous profile surveyed in May 2007 (one 3 km profile).  The survey confirmed the size, shape, and amplitude of the magnetic anomaly.  A 3D IP survey was subsequently conducted on the prospect by SJ Geophysics Ltd. (Lindner, 2007).  The IP survey consisted of 11 lines totalling 17.05 km, and identified two discrete chargeability anomalies with locally coincident conductive zones, both on the western flank of the magnetic anomaly.

Page 6-6

In 2008, PacMag completed an initial three-hole RC drilling program, totalling 560 m.  The first two holes targeted the two IP chargeability anomalies, and encountered considerable pyrite (commonly 2% to 5%, locally >10%), but no significant copper or iron-oxide mineralization.  The third hole tested the apex of the magnetic high, but again drilled mineralization dominated by pyrite, with only narrow intervals of 1% to 2% magnetite, and no significant copper.  The source of the magnetic high anomaly remains untested at depth.

6.2.9	Honey Badger Exploration Inc., 2007–2009

Between 2006 and 2008, Telkwa Gold Corporation (Telkwa Gold) consolidated a group of mineral claims west of PacMag’s Ann Mason and Blue Hill mineral claims.  The area was referred to as Yerington West, and comprised the former Blackjack (Iron Cap) property and the Roulette earn-in property.  Telkwa Gold Corporation changed its name to Honey Badger Exploration Inc. (Honey Badger) in June 2008 (Honey Badger Website).

Telkwa Gold carried out a soil geochemical and prospecting program northwest of Blue Hill.  Results included a wide distribution of anomalous copper samples, with numerous grab samples returning copper values between 5,000 to 50,000 ppm, and three grab samples that returned 216, 356, and 840 ppb Au.  A significant, multi-line, gold-in-soil anomaly was also identified, along with several zones of anomalous copper from the same soil survey (Honey Badger Website).

A high-resolution magnetic and time-domain electromagnetic (TEM) airborne survey was conducted over the project in March and April of 2008 by Fugro Airborne Surveys (Fugro, 2008).  During March 2009, Geotech Ltd. carried out a helicopter-borne AitMt and magnetic survey over two blocks covering Honey Badger’s project area, past producing mines, and known porphyry copper and copper oxide deposits in the immediate area (Geotech, 2009).  Both surveys are described in exploration Section 9.5 Geophysics.

In 2009, a hand-held XRF soil survey and geologic mapping program was completed in the north area of the Project by BCE on behalf of Honey Badger.  In total, 3,320 XRF analyses were taken from 962 field stations, and geologic maps were produced for portions of the property, including the western flank of the northern Singatse Range and the eastern flank of the northern Buckskin Range.  The XRF data did not reveal any significant new soil anomalies.  Mapping was carried out in the northern Singatse Range, the northern Buckskin Mountains, and areas around Wishart Hill.  Mapping was focused in the areas covered by the soil survey, but a few traverses were conducted in adjacent areas as well (BCE, 2009).

Page 6-7

6.2.10	Bronco Creek Exploration Inc.

Entrée is earning an 80% interest in the Roulette property through an option agreement with BCE, a wholly-owned subsidiary of Eurasian Minerals.  The Company is not aware of any exploration program carried out by BCE on this portion of the Project prior to Entrée’s involvement in 2010.

6.3	Historical Drilling Summary

Most of the historical drilling on the Project was carried out on the Ann Mason and Blue Hill deposits and is summarized in Table 6-2 and

Table 6-3.  Drilling by Anaconda in the late 1960s, and in the 1970s on other areas of the Project, is not well documented.  The Minnesota target was drilled by PacMag.

Table 6-2:	Ann Mason Deposit – Historical Drill Hole Summary

Date	Company	No. of Drill Holes	Drill Hole Size or Type	Total (m)	Remarks
1967–1968	Anaconda	8	NX, NC	4,053.6	Discovery of deposit
1969–1970	Anaconda	61	NX, NC	23,986.6	Delineation of deposit
1973–1975	Anaconda	27	NX, NC	10,370.3	Discovery of high grade zone in the west
1976–1980	Anaconda ARCO	7	NX, NC	2,166.7	Assessment of west extension
1990	Arimetco	1	unknown	170.7	Drill hole location and data unavailable
2002	MIM	5	RC	914.4	West of main resource area
2006	PacMag	3	HQ, NQ	1,707.4	One drill hole in core of the deposit
2007–2008	PacMag	9	HQ, NQ	5,265.5	7 DD holes, two RC holes
Total		121		48,635.2

Table 6-3:	Blue Hill Deposit – Historical Drill Hole Summary

Date	Company	No. of Drill Holes	Drill Hole Size or Type	Total (m)	Remarks
1968, 1970	Anaconda	13	RC, HQ, NQ	2,942.6	Discovery of deposit
1995	Phelps Dodge	4	RC	609.6	Depth information for three holes only
2007	PacMag	3	RC	1,286.3	NE edge of deposit
2008	PacMag	6*	HQ	2,151.6	RC pre-collars and core testing east side
Total		26		6,990.1

Note:	* Four of the holes are RC pre-collars only

Page 6-8

7	Geological Setting and Mineralization

7.1	Regional Geology

The Yerington district is located in west-central Nevada, 80 km east of the Sierra Nevada batholith, and within a portion of the Basin and Range province, which consists of an early-Mesozoic volcanic-arc terrane (Speed, 1978).  The area is believed to be underlain by Precambrian or late-Paleozoic oceanic crust and Paleozoic continental margin-arc volcanic rocks and volcaniclastic sedimentary rocks (Stewart, 1972 and 1980; Speed, 1979).  This package of rocks lies north and west of an inferred Precambrian craton, the edge of which is marked by the 0.7060 initial strontium isopleth (Dilles, 1987).

7.2	Local Geology

The oldest rock formations mapped in the Yerington district include the 1,300 m-thick sequence of intermediate composition Triassic volcanic rocks of McConnell Canyon and an overlying 1,800 m-thick sequence of carbonate, volcaniclastic, tuffaceous, and argillaceous sedimentary rocks of Late Triassic to Middle Jurassic age (Dilles, 1987).  The Late Triassic to Middle Jurassic formations include the limestone of Mason Valley, limestone of Ludwig, and the andesite of Artesia Lake, along with interbedded carbonate, argillite, volcanic sandstone, andesitic tuff and tuff-breccia, gypsum, and anhydrite and quartzite (Proffet and Dilles, 1984).  Dacitic to latitic volcanic rocks of Fulstone Spring unconformably overlie the andesite of Artesia Lake (Hudson and Oriel, 1979).

The Yerington batholith, informally named by Carten (1986), was originally emplaced as a 12 km by 15 km composite pluton, intruding the McConnell Canyon volcanics and overlying Late Triassic to Middle Jurassic volcanic and sedimentary rocks (Dilles, 1987).  The batholith is comprised of three successively younger intrusive phases, including granodiorite (Jgd) and gabbro (Jgb) of the McLeod Hill Suite, quartz monzonite (Jqm) of the Bear Suite, and porphyritic quartz monzonite (Jpqm) and quartz monzonite porphyry (Jqmp) of the Luhr Hill Suite.  U-Pb zircon dates range from 169 Ma for early granodiorite (Jgd) to 168 Ma for late quartz monzonite porphyry (Jqmp).

Along the southern margin of the Yerington district, quartz monzonite of the Shamrock batholith (165 Ma) intrudes Triassic volcanic rocks of McConnell Canyon, Late Triassic to Middle Jurassic sedimentary and volcanic rocks, and the Yerington batholith.  Andesite dykes of Jurassic age are common within the district, and cross-cut all phases of the Yerington batholith.

Up to 120 m of well-rounded pebble, cobble, and boulder conglomerates (Tcg) were deposited on a pre-Tertiary erosional surface characterized by red, deeply weathered phases of the Yerington batholith and adjacent andesitic wall rocks.  Clasts within the conglomerate consist of Mesozoic and Tertiary lithologies.

Page 7-1

Silicic, Oligocene ignimbrites and Miocene andesitic volcanic rocks, including the Mickey Pass, Singatse, Bluestone Mine, and Blue Sphinx tuffs and the hornblende andesite of Lincoln Flat, unconformably overlie all Mesozoic rocks (Proffett and Dilles, 1984, and Dilles, 1987).  Miocene andesitic units and all older rocks have been rotated 60° to 90° to the west by Miocene and younger Basin and Range faulting and related extension (Dilles, 1987).  As a result, the district has been segmented into a series of gently east-dipping fault blocks containing Tertiary volcanic rocks and pre-Tertiary rocks of the Shamrock and Yerington batholiths and adjacent andesitic and sedimentary wall rocks.  These fault blocks are separated by the Singatse and the Blue Hill faults.  Figure 7-1 shows the simplified Project geology.

7.3	Ann Mason Deposit Geology

The Ann Mason deposit is largely concealed by Tertiary ignimbrites present in the hanging wall of the Singatse Fault and by Quaternary alluvium and eolian deposits that occupy the valley leading to the west of Mickey Pass (Figure 7-2).  Surface indications of the deposit, consisting of secondary biotite replacing mafic minerals in Qmp dykes and limonite after chalcopyrite, are exposed in an L-shaped trench located at the southern margin of the deposit.  Limonites indicative of copper mineralization and minor copper oxide minerals are present on fracture surfaces in Qmp-b dykes that outcrop south of the Singatse Fault.

In the immediate vicinity of the deposit, Tertiary (Oligocene and Miocene) volcanic rocks in the hanging wall of the Singatse Fault include Hornblende andesite of Lincoln Flat (Tha and Thai) and the Bluestone Mine, Singatse and Mickey Pass Tuffs.  These rocks generally strike 10° and dip 60° to 90° NW.  Granodiorite (Jgd), cut by various quartz monzonite porphyry dykes, outcrops south and west of the Singatse Fault.  Granodiorite of the McLeod Hill suite of rocks, and porphyritic quartz monzonite (Jpqm) and quartz monzonite porphyry dykes of the Luhr Hill suite, comprise the major rock types present at Ann Mason.  Quartz monzonite, interpreted to be part of the Bear suite of rocks, has been logged in a few drill holes located along the north margin of the deposit.  The detailed rock descriptions that follow are taken primarily from Souviron (1976), with modifications based on observations from Entrée’s drilling at Ann Mason.

Page 7-2

Figure 7-1:	Ann Mason Project Geology

N
Minnesota
Jgd
Jav
Tv
Qal
Tv
Blackjack Northeast
Jgd
Jqm
Trv
Exploration Target
Third Party Claim
Blackjack - IP
Tv
Jqm
Jav
Jaf
Tv
Tv
BLUE HILL DEPOSIT
Blue Hill Fault
Ann Mason Project Boundary
Tv
ANN MASON DEPOSIT
Roulette
Jqmp
Jpqm
Jgd
JTrvc
Jtrcl
Trl
Trad
Trla
Trv
0 1 2 km
Quaternary
Alluvium - Qal
Tertiary
Post-Mineral Volcanic Rocks - Tv
Jurrasic
Shamrock Batholith - Quartz Monzonite - Jqms
Yerington Batholith
Quartz Monzonite Porphyry Dykes - Jqmp
Porphyritic Quartz Monzonite - Jpqm
Quartz Monzonite - Jqm
Granodiorite - Jgd
Fulstone Volcanics - Jav
Andesite of Artesia Lake - Jaf
Jurassic - Triassic
Limestone of Ludwig and Volcanic Sediments - JTrcl
Tuffaceous Sediments/Limestone - JTrvc
Triassic
Limestone of Mason Valley - Trl
Andesitic Tuff Breccia - Trad
Argillite and Dolomite - Trla
Volcanics of McConnell Canyon - Trv
ENTRÉE GOLD INC.
ANN MASON PROJECT
GEOLOGY (after Proffett and Dilles, 1984)
NAD83 Zone11
October 30, 2012

Page 7-3

Figure 7-2:	Ann Mason Deposit Geology

Entrée Drill Holes
Historic Drill Holes
High-Angle Fault
Singatse Fault
Quaternary
Alluvium - Qa
Tertiary
Hornblende Andesite - Tha, Thai
Bluestone Mine Tuff - Tbm
Singatse Tuff - Ts
Mickey Pass Tuff - Twh
Mesozoic - Yerington Batholith
Granodiorite - Jgd
Porphyry Dykes - qmp-, qmp-b, qmp-bm, qmp-d
Porphyry Dykes - qmp-a
N
Tha
Jgd
Tbm
Thai
Ts
Qa
qmp-d
qmp-a
qmp-bm
qmp
ANN MASON DEPOSIT
(Pit Constrained Mineral Resource projected to surface)
304,000E
304,500E
305,000E
305,500E
4,317,500N
4,317,000N
0 250 500
metres
Excluded from Project
Twh
Mickey Pass
ENTRÉE GOLD INC.
ANN MASON DEPOSIT
GEOLOGY
UTM NAD83 Zone11
October 31, 2012

Page 7-4

7.3.1	McLeod Hill Suite

Granodiorite (Jgd)

Granodiorite is the main component of the Yerington batholith that outcrops south and west of the Singatse Fault.  In the immediate vicinity of the Ann Mason deposit, granodiorite tends towards mafic quartz monzonite, and is characterized by more abundant graphic quartz than in normal granodiorite, plagioclase greater than alkali feldspar (K-feldspar), and 15% to 20% shreddy mafics (mostly secondary biotite after hornblende).  Texturally, the granodiorite is fine-grained and tends to be sub-porphyritic.  The granodiorite is intruded by all of the younger phases of the batholith.

Mafic Porphyry

Mafic porphyry occurs mostly within deeper portions of the batholith, and is generally associated with granodiorite.  At Ann Mason, mafic porphyry also occurs with porphyritic quartz monzonite at deeper levels of the batholith.  A few shallower exposures associated with granodiorite were also seen towards the western margin of the deposit.  Mafic porphyry is characteristically fine-grained, with 60% or more grainy groundmass composed primarily of small biotite books and hornblende, sparse phenocrysts of biotite and plagioclase, up to 3% quartz eyes, and occasional K-feldspar phenocrysts.

7.3.2	Bear Suite

Quartz Monzonite (Jqm, Jbqm)

The quartz monzonite is medium-grained and equigranular to weakly porphyritic.  Plagioclase and orthoclase in roughly equal amounts are the major constituents, constituting 60% to 70% of the rock.  Other components include 20% to 25% quartz and 5% to 10% mafics, with the rest made up of accessory minerals such as sphene, apatite, and magnetite.

Border quartz monzonite is mineralogically similar, but finer grained, contains more quartz, and tends to be sub-porphyritic.

The majority of the quartz monzonite is located along the northern portion of the Ann Mason area, primarily east of 304,600 E.  West of this section the quartz monzonite grades to finer-grained border quartz monzonite (Jbqm), which is last seen at 303,450 E.

Quartz monzonite (Jqm and Jbqm) also occurs at the Blue Hill deposit and Roulette target.

7.3.3	Luhr Hill Suite

Porphyritic Quartz Monzonite (Jpqm)

Porphyritic quartz monzonite is most abundant in the eastern portion of the deposit, directly beneath the Singatse Fault, and at depth to the west.  The texture of porphyritic quartz monzonite varies from an equigranular matrix of plagioclase, quartz, and K-feldspar, with sparse and fairly large K-feldspar phenocrysts, to a weak porphyritic texture with an incipient groundmass development and abundant K-feldspar phenocrysts.  The mafic content averages between 5% and 10%, with approximately 30% biotite books.  Quartz eyes are absent.

Page 7-5

Porphyritic quartz monzonite is cut by Qmp-a porphyry dykes and all subsequent quartz monzonite porphyries; no direct relation with Qmp-d was seen.

Qmp-a and Qmp-ab

Qmp-a and -ab are porphyry dykes with surface exposures indicating east-west to north-westerly trends and dips to the south, which is consistent with the information developed by drilling.  Qmp-a has 40% to 60% medium-grained aplitic groundmass with occasional patches of graphic material, 5% fine-grained and shreddy mafics, 5% quartz eyes, no large K-feldspar phenocrysts, and 30% to 40% feldspar phenocrysts, generally smaller than 5 mm.

In the subsurface, Qmp-a dykes occur and are primarily preserved along the intrusive contact between granodiorite and porphyritic quartz monzonite.

Qmp-ab is similar, excepting that it contains large K-feldspar phenocrysts.

Qmp-b, Qmp-bq, Qmp-bm and Qmp-c

Qmp-b is the most abundant of the porphyries.  On surface, it strikes N 50° W to N 70° W and dips 35° to 55° to the north.  Qmp-b is generally characterized by 50% very fine-grained groundmass containing small feldspar phenocrysts and hornblende, 5% to 10% coarse mafics with many biotite books, less than 5% quartz eyes, and 5% to 10% large K-feldspar phenocrysts.  The “root zone” Qmp-b differs from the above in that it has a coarser, grainy groundmass, which occasionally tends towards an aplitic texture.  It can be distinguished from Qmp-ab by its characteristic biotite books.

Qmp-bq differs from Qmp-b in that it contains 10% or more quartz eyes.  In the root zone Qmp-bq develops a grainy groundmass, and the quartz eyes tend to be more irregular and to have less euhedral outlines.  On surface, Qmp-bq develops mostly in the western portion of the Ann Mason area, strikes northwesterly, and dips to the north.

Qmp-bm appears irregularly on surface, but generally tends to subparallel Qmp-b, and is characterized by abundant, small, and needle-like laths of hornblende in the groundmass.  This groundmass is very fine-grained, and makes up 50% of the rock.  Coarse mafics (mainly hornblende laths) total 10%, quartz eyes 10% to 15%, and large K-feldspar phenocrysts up to 5%.

Qmp-c chilled porphyries are generally found along the borders of quartz monzonite porphyries, within the porphyries themselves, and where quartz monzonite porphyry dykes cut granodiorite, porphyritic quartz monzonite, or quartz monzonite.  Qmp-c porphyries are interpreted as chilled margins of Qmp-b, Qmp-bq, and Qmp-bm dykes.

Page 7-6

Qmp-b, -bq, -bm, and -c dykes cut granodiorite, porphyritic quartz monzonite, and Qmp-a and Qmp-ab porphyry dykes.

The differences between the various quartz monzonite porphyries are quite clear in the shallower exposures where they occur in dyke form, cross-cutting granodiorite, quartz monzonite and porphyritic quartz monzonite, and each other.  Down-section, these dykes converge into a root zone, where they merge together and with porphyritic quartz monzonite, forming a large mass in which their individual characteristics become much less distinct.

Qmp-d

Qmp-d is oriented N 70° W, and dips 30° to 60° north.  Qmp-d normally has a lower groundmass content (less than 50%) than other porphyries, and this groundmass tends to be aphanitic and choked with small feldspar phenocrysts.  Mafics, mostly hornblende, make up 10% or more of the rock, quartz eyes generally less than 5% to occasionally 10%, large K-feldspar phenocrysts 5% to 10%, and abundant sphene (usually altered to quartz-rutile) is a common accessory mineral.  The difference between Qmp-b and Qmp-d is not always clear cut, and in certain cases an intermediate rock-type labelled Qmp-bd has been mapped.  Qmp-d, as logged by Anaconda, is much more prevalent than occurrences identified in recent drill holes completed by Entrée.  Rare examples observed in the current drilling commonly contain disseminated pyrite, almost no sulphide mineralization in the form of veins, and low copper values.

Porphyritic Aplite – (Jpa)

Porphyritic aplite is found only sparsely, and is closely associated with Qmp-a and -ab.  It is an aplitic rock, with minor phenocrysts of quartz and feldspar and occasional mafics.  Age relations show the aplite cutting granodiorite, porphyritic quartz monzonite, and Qmp-b porphyry dykes, but it is most common cutting porphyritic quartz monzonite.

Qmp – (Jqmp)

Some quartz monzonite porphyries did not fit any of the classifications described above.  They have been labelled Qmp.

7.3.4	Other Intrusive Rock Types

Igneous Breccia – (ibx)

Igneous Breccia was only found in four diamond drill holes: D-176, D-118, D-234, and EG-AM-11-020.  It is composed mainly of granodiorite, with fragments of aplite, mafic porphyry, and Qmp (probably types -a and -b).  Truncated quartz veinlets are also commonly found.  In drill hole EG-AM-11-020, the breccia occurs as intrusive breccia at the contact between granodiorite or porphyritic quartz monzonite and Qmp-b porphyry dykes.  Occurrences in holes D-234 and EG-AM-11-020 are strongly mineralized with chalcopyrite.

Page 7-7

Diorite – (Jd)

A coarse-grained diorite was intersected by four drill holes (D-176, D-222, D-234, and EG-AM-11-008) on Section 304,400 E.  This rock type is weakly pyritized and postdates the main phase of copper mineralization.  The rock contains 20% to 30% hornblende, and less than 5% quartz.

Andesite Dykes – (Ja)

Andesite dykes, commonly less than 1 m thick, cut quartz monzonite porphyries and earlier equigranular intrusives.  On surface, these dykes have various orientations, ranging from east-west to northwesterly.  The subsurface intersections indicate a probable steep northerly dip (cross-section 304,800 E).  The andesite is fine-grained and fresh to chloritized, with weak pyrite mineralization.

7.3.5	Tertiary Volcanic Rocks

Tertiary volcanic rocks postdate copper/molybdenum mineralization in the Yerington district, and were deposited unconformably on the pre-Tertiary erosion surface developed on the Yerington batholith and adjacent wall rocks.  In their present configuration, the volcanic rocks are in depositional contact with older rocks within individual fault blocks or in fault contact along various low-angle faults, including the Singatse, Blue Hill, and Fulstone Spring faults.

Proffett and Proffett (1976) and Proffett and Dilles (1984) described and mapped the stratigraphy of Tertiary volcanic rocks of the Yerington district in detail.  For the purpose of this report, post-mineral volcanic rocks are not described in detail.

7.3.6	Structure

The current extent of the Ann Mason deposit is contained entirely within the Ann Mason fault block, which is bounded above by the Singatse Fault and below by the underlying Blue Hill Fault.  Copper mineralization at Ann Mason is truncated by the Singatse Fault to the east of UTM 304,400E and between UTM 4,317,300N and UTM 4,318,000N.  Surface exposures of Tertiary conglomerate (Tcg), in contact with granodiorite (Jgd) rocks in the hanging wall of the Singatse Fault are offset approximately 4 km to the east relative to the footwall.  Based on Entrée’s drilling at Ann Mason and Blue Hill, the Blue Hill Fault is projected to be 50 m to 100 m below the current depth of drilling at Ann Mason on the northwest margin of the deposit (Hole EG-AM-11-015), and 200 m to 600 m below the current depth of drilling in the central and eastern portions of the deposit (Holes EG-AM-11-007 and -009).

Page 7-8

Ten high-angle faults have been identified at Ann Mason by integrating historical structural data with Entrée’s logging of faults interpreted to have significant amounts of displacement.  These high-angle faults have strike directions ranging from AZ 295° to 325°, and dip 60° to 70° southwest.  The criteria used to identify significant amounts of displacement include thickness of clay gouge, changes in rock type across structures, and the presence of fault breccia or slickensides.  The high-angle structures were mapped in cross-section using north-south and east-west sections on 100 m spacing, and transferred to 50 m-spaced level plans for final compilation and interpretation.

One well-defined high-angle fault (Fault 1A) marks the current southwest margin of >0.15% Cu mineralization in the deposit, juxtaposing predominantly chlorite-altered rocks with pyrite mineralization in the hanging wall against predominantly potassically-altered rocks with copper-molybdenum mineralization in the footwall.  Copper-molybdenum mineralization in the footwall of the fault remains open at depth along the entire length of the fault.

These northwest-trending structures offset the intrusive contact between granodiorite and porphyritic quartz monzonite to successively deeper levels towards the southwest.  Overall, the contact plunges 15° to as much as 50° to the southwest, from where it is truncated by the Singatse Fault in the northeast quadrant of the deposit.

7.3.7	Alteration

Hydrothermal alteration associated with porphyry copper and molybdenum mineralization is similar to alteration described in many porphyry copper deposits.  Voluminous sodic-calcic alteration zones on the flanks of the Yerington district deposits may have been leached of copper and iron, possibly providing those components to mineralizing fluids (Dilles and Proffett, 1995).

Alteration assemblages include an outer propylitic zone, widespread potassic alteration associated with main-stage copper-molybdenum mineralization, and more restricted late-stage zones of calcic-sodic alteration, sodic or albite alteration, and sericitic alteration.  Assemblages of chlorite and epidote, locally with oligoclase, form the outer propylitic zone, in conjunction with pyrite as the primary sulphide.  Along the southwest margin of the deposit, propylitic alteration is in fault contact with mineralized zones of potassic alteration.  Secondary biotite, replacing mafic minerals, constitutes the bulk of the main-stage potassic alteration.  K-feldspar replacement of plagioclase phenocrysts and rock groundmass occurs within the main body of the deposit, but is much less prevalent.  Secondary K-feldspar also occurs as veins and patchy replacement of rock groundmass within propylitic alteration.  Sodic-calcic alteration, consisting of assemblages dominated by chlorite and including oligoclase and minor epidote, forms a weak to strong overprint on the potassic alteration.  Sodic (albite) alteration affects all rock types at Ann Mason, ranging from incipient replacement (evidenced by white rims surrounding feldspar phenocrysts) to pervasive replacement that partially or completely obliterates rock texture.  At logged concentrations of <10% by volume, albite alteration has little or no effect on copper mineralization.  Moderate, pervasive albitization (10% to 15%) where rock texture is still discernible may reduce bornite content while leaving chalcopyrite partly or completely intact.  Above 15% albite, most copper mineralization is removed, and rock texture is largely destroyed.  Resulting copper grades are <0.2%, and locally <0.05%.  Epidote is generally absent in zones of strong albite alteration, a characteristic that helps distinguish albite alteration from zones of sodic-calcic alteration.  Molybdenum mineralization is not significantly impacted by albitization beyond partial remobilization of molybdenite from veins into nearby fractures and shear zones.  Later overprints of chlorite and fine-grained sericite, replacing secondary and primary biotite and partially replacing plagioclase phenocrysts, do not have a pronounced effect on copper mineralization.  However, the development of quartz-sericite alteration closely associated with relatively narrow structural zones destroys mineralization and previous mineral assemblages.

Page 7-9

Zeolite is rarely present as fracture fillings and, in one example, forms a matrix interstitial to plagioclase phenocrysts.

Gypsum occurs in two relatively flat-lying zones in the footwall of the Singatse Fault.  An upper, 200 m-thick zone is present at depths of 100 m to 200 m below surface.  The lower 100 m-thick zone occurs at depths ranging from 400 m to 500 m below surface.  Isolated gypsum occurrences, observed at depths up to 1,200 m below surface, are believed to be controlled by high-angle fractures or fault zones.  Gypsum cements the rock as fracture fillings, veins, and pervasive alteration, producing long pieces of intact core.  Gypsum is largely absent within the central portion of the deposit, an area where Tertiary volcanic rocks have been eroded at surface.  Because it cements highly fractured rock and, locally, fault zones, gypsum alteration is considered to postdate Miocene faulting, extension, and structural rotation.

Fluorite has been observed rarely, occurring as light green, blue, or purple fracture-fillings, and mm to cm-sized veins at a rate of a few veins per drill hole in 9 of the 30 holes Entrée has completed.

7.4	Mineralized Zones

7.4.1	Ann Mason Deposit

Copper-molybdenum mineralization, accompanied by potentially economic concentrations of silver and gold, represents the primary economic mineral assemblage at Ann Mason.  At the time of discovery and while Ann Mason was being explored by Anaconda (1967 to 1981), copper was the primary commodity of interest.  In 2002, MIM analyzed historical drill core from Anaconda’s drilling and found potentially economic concentrations of molybdenum.  Gold and silver were also found during this re-assaying program, but were never considered for inclusion in resource models due to the limited number of gold and silver assays contained in the historical database.

Page 7-10

Copper occurs primarily as copper sulphides, including chalcopyrite, bornite, minor chalcocite, and rare examples of covellite.  Oxide copper mineralization, consisting of malachite, black copper-manganese oxides, and copper-bearing limonite, is present in a 22 m interval of hole EG-AM-11-016.  Molybdenum occurs as molybdenite in quartz veins, fractures, shear zones, and disseminated in rock.  Distribution of molybdenite is both coincident with and, in portions of the deposit, independent of copper.

Structure

Copper-molybdenum mineralization is truncated by the Singatse Fault east of UTM 304,400E and between UTM 4,317,300N and 4,318,000N.  Approximately 4 km of normal (eastward) displacement on the Singatse Fault has been documented in geological mapping by Proffett and Dilles (1984).

Miocene normal faulting and extension have rotated deposits in the Yerington district, including Ann Mason, 60° to 90° to the west.  As a result, north-south cross-sections are approximately equivalent to level plans in the pre-tilt geometry of the deposit.  East-west cross-sections remain roughly equivalent to vertical sections through the deposit, except that they are rotated approximately 90° west.

Late, high-angle faults, with or without late-stage sodic (albite) or sericitic alteration, are known to reduce copper grade within the deposit.

Lithology

Copper mineralization at Ann Mason in concentrated within a >0.15% copper grade envelope with fairly sharp boundaries between mineralized and unmineralized rock.  When projected to surface, the envelope covers an area of approximately _2.3_km northwest by 1.3_km northeast and extends more than _1.2 km _vertically.  The envelope plunges steeply to the west-southwest and extends from 200 m to as much as 800 m above or below the intrusive contact between granodiorite (Jgd) and younger porphyritic quartz monzonite (Jpqm).  Within this envelope, copper grade is dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes, and the availability of mafic mineral sites within granodiorite favourable for deposition of disseminated mineralization.  The top of the envelope is truncated by the Singatse Fault and the much of the southwest edge is truncated by the northwest-trending 1A Fault.  Although the sense of movement and amount of displacement on the 1A Fault is unknown, it is possible that copper mineralization continues southwest of the fault, either at depth or along strike.

Copper mineralization  occurs in all intrusive units of the Yerington batholiths except Qmp-d, but is most closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.  Anaconda geologists interpreted Qmp-a dykes at Ann Mason as the earliest and best mineralized of the Luhr Hill suite of rocks.  Spatially, Qmp-a dykes primarily occur along the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm).  Contrary to previous geological models, copper mineralization does not appear to be distributed conformably around Qmp-b porphyry dykes, which generally strike AZ 290° and dip 45° NE.

Page 7-11

Identification of the granodiorite/porphyritic quartz monzonite intrusive contact as a deposit-scale control on the distribution of copper mineralization is the result of deeper infill and step-out drilling conducted by the Company between 2010 and 2012.  The observed empirical relationship between copper distribution and the intrusive contact is supported by mapping of the top of the chalcopyrite-bornite sulphide assemblage in close proximity to the intrusive contact.

Sulphide Zoning

Ann Mason sulphide domains include an outer pyrite-dominated shell and varying ratios of pyrite>chalcopyrite, chalcopyrite≥pyrite, chalcopyrite, and chalcopyrite-bornite (Figure 7-3).  Table 7-1 shows the ratios used by Anaconda geologists to define sulphide domains.

Table 7-1:	Sulphide Domains at Ann Mason Deposit

Sulphide Facies	Sulphide Mineralization Code	Logged As	Ratio with Respect to Pyrite (py)
Pyrite	py	py ≥ 3:cp 1	> 3:1 py
Pyrite-Chalcopyrite	py cp	py3:cp1 to cp3:py1	3:1 py to 1:3 py
Chalcopyrite	cp	cp ≥ 3:py 1	1:3 py
Bornite	bn	cp bn

The copper sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Page 7-12

Figure 7-3:	Ann Mason Cross-Section 4,317,700 N Showing Sulphide Domains

W
E
Singatse Fault
Phase 5 Pit
EG-AM-12-025
EG-AM-11-020
EG-AM-11-017
EG-AM-11-005
EG-AM-10-002
D234
py > cp
cp - py
cp - py
cp - bn
OPEN
OPEN
LEGEND
Post-Mineral Volcanic Rocks - Tv
Porphyritic Quartz Monzonite - Jpqm
Granodiorite - Jgd
Low Angle Fault
High Angle Fault
High Angle Fault (inferred)
Mineral Resource 0.15% Cu Envelope
Phase 5 Pit Outline
Drill Hole - Entrée
Drill Hole - Historic
Sulphide Domain Boundaries
0
200 m
UTM NAD83 Zone 11
November 2, 2012
ENTRÉE GOLD INC.
ANN MASON DRILLING
CROSS SECTION 4,317,700 N
SULPHIDE DOMAINS

Page 7-13

Within the northeast, southeast, and southwest quadrants of the deposit, little or no overlap occurs between pyrite and bornite or between pyrite and molybdenite.  Chalcopyrite and chalcopyrite-bornite are the primary sulphide domains in these portions of the deposit.

The primary sulphide domain in the northwest quadrant of the deposit (west of UTM 304,300E and north of UTM 4,317,700N) is chalcopyrite ≥ pyrite, a domain that forms thick intervals of >0.3% Cu, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.  Copper mineralization >0.15% Cu in this portion of the deposit coincides with a pyrite:chalcopyrite ratio below 7:1.

In thin section, chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite; bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite.  Chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum occurs as molybdenite in quartz veins and on fracture or shear surfaces as molybdenite paint.  Quartz-chalcopyrite-molybdenite and quartz-molybdenite vein types have been observed.  Within quartz veins, molybdenite occurs as disseminations, centerline segregations and discontinuous selvages.  Molybdenum within the 0.005% Mo grade shell occurs largely within the 0.015% Cu grade shell.  Where late albite alteration has reduced copper grade, molybdenum mineralization extends to greater depth than copper.

Alteration

Copper mineralization is associated with two main alteration assemblages: chalcopyrite-pyrite, chalcopyrite, or chalcopyrite-bornite associated with main-stage potassic alteration, including secondary biotite and K-feldspar; and chalcopyrite associated with epidote or epidote+quartz, primarily in areas where copper mineralization has been affected by late albite alteration.

Veining

Veining at Ann Mason carries a closer relation to copper and mineralization than previously recognized.  Sulphide veins are logged as to mineral assemblage, form, thickness, and type and width of selvage.  Up to five mineral types are used to characterize vein mineral assemblages.  In general, veining observed at Ann Mason represents typical porphyry style veins as described by Dilles and Einaudi (1992) for Ann Mason, which includes types A, AB, B, C, and D.

Higher copper grades at Ann Mason are commonly associated with dark, cross-cutting, and sometimes irregular or discontinuous veins containing quartz, secondary biotite and K-feldspar, chalcopyrite, and/or bornite.  Dark selvages, ranging in width from millimetres to centimetres, typically contain the same mineral assemblages.

Page 7-14

Molybdenum occurs primarily as molybdenite in quartz veins, and on fracture or shear surfaces as molybdenum paint.  Quartz-chalcopyrite-molybdenite and quartz-molybdenite veins are both present.  In quartz veins, molybdenum occurs as disseminations, centreline segregations, and borders or selvages.

7.4.2	Blue Hill Deposit

The Blue Hill deposit consists of copper oxide mineralization and, to the southeast, an underlying adjacent zone of copper-molybdenum sulphide mineralization that appears to extend beneath the southeast dipping Blue Hill Fault.

Significant copper oxides (encountered in RC drill holes EG-BH-10-001 through -005, EG-BH-10-008 through -011, EG-BH-11-023, -024, and -026 through -030, and diamond holes EG-BH-11-015 to -018) extends from surface to an average depth of 124 m and over an area of 900 m x 450 m, and continues over several hundred metres to the west in narrow intervals

(Figure 10-4).  The copper minerals (black oxides, malachite, blue/green sulphates, and chrysocolla) occur with abundant iron oxides.  Mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to maximum depths of 185 m.  The copper oxide zone remains open to the northwest and southeast.

Copper sulphide mineralization at the bottom of holes drilled to date, and in core holes EG-BH-11-019 and -021, indicates the presence of underlying porphyry-style sulphide mineralization similar to that found in PacMag drill holes BH08001 and BH08003.  Significant molybdenum mineralization was also intersected in drill holes EG-BH-10-005 and -009, and EG-BH-11-019.

RC intervals averaging >0.1% total copper (TCu) were analyzed for acid-soluble copper (SolCu).  The overall average ratio of SolCu to TCu for all intervals is 68%.

Similar to the setting at Ann Mason, post-mineral volcanic rocks of Tertiary age are present in the hanging wall of the low-angle, southeast-dipping Blue Hill fault.

Quartz monzonite (Jqm) and quartz monzonite porphyry dykes (qmp-b) in the footwall of the Blue Hill fault comprise the main lithologies of the Yerington batholith at Blue Hill.  Lesser amounts of quartz monzonite porphyry (Jpqm) have been mapped in outcrop (Proffett and Dilles, 1984) and occur in the subsurface.  Although similar to the quartz monzonite porphyry present at Ann Mason, there is insufficient data to determine if the Blue Hill portion is part of the same Jpqm body or a separate intrusive.  Higher copper-molybdenum grades in sulphide zones generally coincide with quartz monzonite porphyry dykes.  Faulting, possibly structures that parallel the Blue Hill fault, also control the distribution of mineralization.  Sulphide mineralization occurs as pyrite, chalcopyrite, and molybdenite.  Closely spaced, sheeted veins with chalcopyrite are common in zones of higher copper grades.

Page 7-15

Alteration associated with sulphide mineralization includes broad areas of propylitic (chlorite and epidote) and potassic (secondary biotite > k-feldspar) assemblages, cut by zones of late albite and locally overprinted by sodic-calcic alteration (chlorite-albite±epidote).

Page 7-16

8	Deposit Types

8.1	Porphyry Copper Deposits

The following description of copper porphyries is taken from Panteleyev (1995).

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism.  They can also form in association with the emplacement of high-level stocks during extensional tectonism, which is related to strike-slip faulting and back-arc spreading following continent margin accretion.  Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms.  Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite.  There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies.  The mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks.  Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets.  Disseminated sulphide minerals are present, generally in subordinate amounts.  Typical minerals include pyrite, chalcopyrite, molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite.  Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases.  Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization.  This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks.  The biotite is a fine-grained, secondary mineral that is commonly referred to as a “biotite hornfels.”  The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz–sericite–pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite–pyrophyllite, or advanced argillic, alteration.

Porphyry copper deposits can be subdivided into three styles on the basis of copper, gold, and molybdenum metal content ratios.  Typical tonnages and grades for the three styles are:

Page 8-1

•	Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag

•	Porphyry Cu–Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag

•	Porphyry Cu–Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag.

8.2	Supergene Oxide Copper Deposits

The following description of supergene oxidation is from Sillitoe, 2005:

Supergene leaching, oxidation and chalcocite enrichment in porphyry and related copper deposits takes place in the weathering environment to depths of several hundred meters. [...]

Sulphide oxidation takes place above the water table as an electrochemical process mediated by acidophyllic, Fe- and S-oxidizing bacteria.  Where acidic conditions prevail, Cu is efficiently leached and transferred downward to the reduced environment. [...]

Several local and regional controls optimize supergene profile development.  Orebodies should be vertically extensive and contain a well-developed array of steep faults and fractures, elevated pyrite/Cu-bearing sulphide ratios to maximize acidity of the supergene solutions, and nonreactive advanced argillic and sericitic alteration assemblages to minimize neutralization of the acidity.  Porphyry Cu deposits pass through a natural supergene cycle in which leaching and mature enrichment in advanced argillic and sericitic zones give way during eventual exposure of deeper potassic zones to in situ oxidation without attendant enrichment.  Mature oxidation and enrichment are promoted by the following: uninterrupted supergene activity for at least 0.5 m.y. but typically minima of 3 to 9 m.y.; tectonically or isostatically induced surface uplift responsible for depression of water tables and exposure of sulfides to oxidative weathering; and hot, semiarid to pluvial climates so long as erosion rates remain in balance with rather than outpacing supergene processes. [...]

Leached cappings are traditionally subdivided on the basis of their dominant limonite component into hematitic above mature enrichment, goethitic above hypogene ore or protore where Cu leaching is limited, and jarositic above pyrite-rich mineralization. Major oxidized Cu orebodies are developed either in situ where pyrite contents and leaching are minimal or as exotic accumulations located lateral to enriched zones. Oxidized ore comprises Cu minerals and mineraloids of both green and black color, with the latter, such as Cu wad, Cu pitch, and neotocite, being poorly characterized and tending to typify low-grade rock volumes. Among the green Cu species, chrysocolla dominates most high-grade ores of both in situ and exotic origin, hydrated sulfates and hydroxysulfates typify oxidation of pyrite-bearing enriched zones, and prevalence of hydroxychlorides in northern Chile testifies to exceptionally arid supergene conditions. Enrichment, by factors of three or even more, generates chalcocite and other Cu-rich sulfides in proximity to the overlying water table but lower grade covellite mineralization at depth. Gold and Mo do not normally undergo significant enrichment. Oxidized and enriched zones undergo pervasive supergene argillic alteration, with kaolinite, accompanied under arid to semiarid conditions by alunite, dominating leached and enriched deposits; smectite is more common in zones of in situ sulphide oxidation. Dissolution of hypogene anhydrite typifies the supergene profiles of porphyry Cu deposits and extends deeper than all significant enrichment. Geologic context and mesoscopic textural criteria facilitate distinction between hypogene and supergene Cu sulfides, limonite, clay, and alunite. [...]

Page 8-2

Supergene transformations of the upper parts of many Cu and related Au deposits are beneficial because the ores are either upgraded or can be more easily and cheaply processed, commonly using heap-leaching technology.  Nevertheless, heap-leaching efficiency is highly dependent on the oxide and sulphide mineralogy.

Page 8-3

9	Exploration

9.1	Introduction

Entrée has been exploring the Ann Mason Project since late 2009.  Exploration has mainly focused on upgrading and expanding the copper-molybdenum resources of the Ann Mason deposit and identifying resources at Blue Hill.  Other exploration areas include Blackjack IP, Blackjack Oxide, Blackjack Northeast, Roulette, and Minnesota (Figure 9-1, overleaf).

Exploration programs carried out on the Ann Mason Project since November 2009 are listed in Table 9-1.  All programs were conducted by, or on behalf of, Entrée, and include compilations of earlier exploration work relevant to the Project.  This section summarizes these exploration programs, with the exception of drilling, which is described in Section 10.  Most of the information herein is taken from Jackson et al., 2012.  The reader is referred to this report for a more detailed description of the 2009 to 2011 programs.

Table 9-1:	Summary of Work Completed on the Ann Mason Project since 2009

Year	Exploration Type	Description
2012	Drilling1
•5 holes totalling 5,355.19 m at Ann Mason (EG-AM-12-026 to -030)
•1 hole was deepened an additional 277.68 m (EG-R-10-005), and 1 daughter hole totalling 170.99 m drilled at Roulette (EG-R-10-005A)
•1 hole was deepened at Blue Hill an additional 722.6 m (EG-BH-11-031)

	Geochemistry	•Rock and soil sampling program at Ann Mason/Blue Hill, and Blackjack Oxide •Re-assaying of 13,750 m of Anaconda core from 44 holes (6,142 samples)
	Topography	•Digital Elevation Model and 1 m contour interval map covering the Project
	Petrography	•29 polished thin sections from Ann Mason core samples
2011	Drilling	•22 holes totalling 23,942.91 m at Ann Mason (EG-AM-11-004 to -025) •17 holes totalling 4,490.73 m at Blue Hill (EG-BH-11-015 to -031)
	Compilation Work	•Geological compilation of Anaconda data for Ann Mason and Blue Hill
	Geophysics	•NSAMT Survey over Ann Mason: 9 lines covering 15.4 km
2010	Drilling
•3 holes totalling 3,585.39 m at Ann Mason deposit (EG-AM-10-001 to -003)
•19 holes totalling 4,314.35 m at Blue Hill (EG-B-10-003 to -007; EG-BH-10-001 to -014)
•6 holes totalling 1,859.81 m at Roulette EG-R-10-001 to -004, -004A, and -005)
•2 holes totalling 870.67 m at Blackjack Northeast (EG-B-10-001 and -002)

	Geophysics	•CRIP survey over Blackjack and Blackjack Northeast: 9 lines covering 43.5 km •NSAMT survey over Roulette: 1 line covering 3 km •IP Survey over Ann Mason and Blue Hill: 10 lines covering 52.2 km
	Compilation Work	•Soil geochemistry compilation (PacMag and Telkwa Gold Data), Blue Hill area •IP/Resistivity and Magnetics compilation (Anaconda, Superior Oil, and Honey Badger) for the Project area
2009	Geochemistry	•Soil Geochemistry and pH Survey over Roulette

Note:	1Drill holes overlapping two calendar years are listed within the year started, along with their total lengths.

Page 9-1

Figure 9-1:	Entrée Exploration Areas at the Ann Mason Project

MINNESOTA
BLACKJACK NORTHEAST
BLACKJACK IP
BLACKJACK OXIDE
BLUE HILL
ANN MASON DEPOSIT
ROULETTE
296000E
298000E
300000E
302000E
304000E
306000E
4326000N
4324000N
4322000N
4320000N
4318000N
4316000N
4314000N
N
LEGEND
Entrée Exploration Areas
Entrée Drill Hole
Historical Drill Hole
Ann Mason Project Area
Third Party Claims
0
3 km
NAD83 Zone11
October 30, 2012
ENTRÉE GOLD INC.
ANN MASON PROJECT
EXPLORATION AREAS

Page 9-2

9.2	Topography, Coordinate System, and Satellite Imagery

In May 2012, Pacific Geomatics Ltd. of Vancouver, BC, Canada, completed a satellite-based, high-detail, digital elevation model (DEM), and base map (1 m contour intervals), covering the entire Project area.  The high-resolution satellite imagery was sourced from GeoEye-1, which releases a final full colour image with a 50 cm resolution.  The DEM provides topographic and digital elevation data for use in future engineering and environmental analysis.

All of Entrée’s maps and surveying, including drill holes, use UTM coordinates and a NAD83, UTM Zone 11N datum.  Digital elevation and topographic contours provided by Pacific Geomatics Ltd has a vertical datum of NAVD88.

9.3	Geology

A compilation of Anaconda geological mapping and cross-sections over the Ann Mason deposit and Blue Hill exploration areas was completed in 2011.

9.4	Geochemistry

9.4.1	Rock Sampling

In August and September of 2012, Entrée carried out a rock sampling program to the south of the Ann Mason deposit and within the Blackjack Oxide exploration areas.  A total of 186 grab samples were collected to characterize mineralization and alteration.  Seventy-four of these samples returned copper assays ranging from 1.08% to 13.73%.

9.4.2	Soil Geochemistry – Blue Hill and Ann Mason

General

Three, partly overlapping conventional soil surveys were completed, one each by Honey Badger (then Telkwa Gold) and PacMag Metals between 2006 and 2010, and one by Entrée in 2012.  The historical and current surveys comprise a total of 1,617 samples over an irregular area extending from south of the Ann Mason deposit to 3 km north of the Blue Hill deposit (Table 9-2 and Figure 9-2).

Table 9-2:	Summary of Ann Mason/Blue Hill Soil Surveys, Ann Mason Project

Operator	Date	No. Samples	Laboratory	Analytical Protocol
Honey Badger (Telkwa)	2006–2007	760	ALS Chemex	Au-AA21 and multi-element ME-MS41
PacMag Metals	2006/2008/2010	269	ALS Chemex	Au-ST43 and multi-element ME-MS61
Entrée Gold	2012	619	Skyline	Multi-element TE-3

Page 9-3

Figure 9-2:	Soil Locations and Source, Ann Mason – Blue Hill Area

4,323,000 mN
301,000 mE
303,000 mE
305,000 mE
Martha Washington Fault
Blackjack
Oxide Area
4,321,000 mN
Enlarged Area in Red
Entrée Soil Sample
(2012)
PacMag Soil Sample
(2006-10)
Honey Badger Soil Sample
(2006-07)
Pit Constrained Resource
0
2 km
Singatse Fault
Excluded from Project
Blue Hill Fault
Blue Hill
Deposit
Ann Mason
Deposit
4,317,000 mN

ENTRÉE GOLD INC.
ANN MASON PROJECT
2006-2012 SOIL SAMPLE COMPILATION

UTM NAD83 Zone11
October 29, 2012

Page 9-4

Honey Badger carried out soil sampling programs in 2006 and 2007 over a 2.4 km2 area to the west and northwest of the Blue Hill deposit.  In total, 760 samples were collected, mostly at 60 m x 60 m intervals, with some infill sampling.  Samples were submitted to ALS in Reno for gold and multi-element analyses.  Samples were collected with shovels from pits generally ranging from 0.3 m to 1 m deep.  In most cases the survey targeted the soil immediately below a narrow zone of very fine, clayey, silty material, yet remaining above the underlying regolith or C horizon.  Samples were screened to -10 mesh in the field and averaged about one kilogram in weight.  The PacMag Blue Hill soil sampling program was carried out in three stages.  The first 19 orientation samples were collected in 2006 on a 200 m x 200 m grid, but the initial 200 m program was not completed until 2008, when an additional 79 samples were collected.  Encouraging results from the southern part of the soil survey resulted in a more detailed 2010 follow-up survey with a 100 m grid spacing and collection of an additional 72 samples.  All samples were submitted to ALS for Au-ST43 and copper and 47 additional elements by the ME-MS61 method (inductively coupled plasma/mass spectrometer (ICP/MS)).

On Ann Mason, PacMag soil sampling was conducted in 2006, and comprised 99 samples on a 200 m x 200 m grid to the south and west of the Ann Mason deposit.  Samples were submitted to ALS in Reno, where gold was analyzed using the Au-ST43 method, and copper and 47 additional elements were analyzed by the ME-MS61 method (ICP/MS).  This grid was largely infilled by recent Entrée sampling.

PacMag sample sites were located in the field using a handheld Garmin GPS receiver, which is generally accurate to within three meters.  Sampling was restricted to areas of soil developed over in situ Jurassic granitic bedrock.  Grid sites that fell in areas of transported alluvium (Qal) or post-mineral Tertiary volcanics were excluded or moved to the nearest Jurassic rock outcrop area.  Samples were collected with a rock hammer from depths of 10 cm to 20 cm whenever possible, or from the bottom few centimetres of soil where bedrock depths were <10 cm.  Soil material was sifted through a -10 mesh sieve in the field, and the +10 mesh fraction was discarded.  Approximately 250 g of -10 mesh-sieved soil was retained in a 4.5" x 6" Hubco cloth soil sample bag for each sample.  All efforts were made to avoid contamination, but a few samples contained a significant fraction of eolian sand, which was noted in the sample field notes (as were the dominant lithology and alteration of the bedrock and/or float).

The 2012 Entrée soil sampling was completed between July and September, and covered a number of copper oxide showings located 2 km to 3 km north of the Blue Hill deposit (Blackjack Oxide Target), and also to the south and west of the Ann Mason deposit, to fill in and expand the original 2006 PacMag survey (Figure 9-2).  A total of 397 samples were collected covering a combined area of 762 ha.  Samples taken to the north were on a nominal 100 m x 100 m grid, while samples taken around the Ann Mason deposit were taken on a 100 m x 200 m grid.

Page 9-5

Entrée soil sample sites were located in the field using a handheld Garmin GPS receiver, generally accurate to within three meters.  Sampling was restricted to areas of soil developed over in situ Jurassic granitic bedrock or thin alluvium (Qal).  Grid sites fell on disturbed ground (trenches, prospect pits, and mine dumps), eolian sand, or stream beds were moved to adjacent undisturbed or residual soil.  Grid sites that fell in areas of post-mineral Tertiary volcanics were excluded.  Sampling protocol was the same as that used by PacMag and described above.  All samples were delivered to Skyline Assayers & Laboratories (Skyline) in Sparks, Nevada, for sample preparation by sieving to -80 mesh and analyses by Skyline’s TE-3 49 element ICP/MS analytical package.

Soil Results

Contoured copper in soil results are shown in Figure 9-3.  Molybdenum results have not been presented but, except for being more subdued, largely mirror copper results.  Results are discussed by area below.

Ann Mason Area

Recent Entrée soil sampling, together with PacMag sampling, covers an area of approximately 410 ha wrapping around the south and west sides of the Ann Mason deposit (Figure 9-3).  Anomalous copper results to the south of the Ann Mason deposit (Figure 9-3) generally wrap around or partly overlie the deposit.  Strongest results (200 to 960 ppm Cu) are located where the deposit surfaces to the south of the Singatse Fault.  Other anomalous areas south of the northwest and southeast ends of the deposit are within the area of alteration related to Ann Mason and require follow-up surface investigation.

Blue Hill Area

The Blue Hill deposit is well-defined by a 1.5 km-wide zone of anomalous copper values which overlie the deposit and extends for 750 m to the southwest.  Sampling and associated results are truncated to the east by the Blue Hill Fault, which places mainly barren Tertiary volcanics over mineralized Jurassic intrusive.  This broad zone of anomalous values extends northwest from the Blue Hill deposit for 2 km, and covers an area largely underlain by Jurassic quartz monzonite and porphyritic dykes.  The northwest part of the copper anomaly has been partly tested by Entrée drill holes EG-B-10-003, -004, -006, and -007, in which mineralization was dominantly pyritic, although sporadic low-grade copper mineralization was intersected (i.e., 20 m of 0.20% Cu from 136 m in hole -004).

Page 9-6

Figure 9-3:	Gridded Copper in Soils, Ann Mason – Blue Hill Area

4,323,000 mN
303,000 mE
305,000 mE
Martha Washington Fault
II
I
III
IV
V
Blackjack Oxide Area
Blue Hill Deposit
Blue Hill Fault
Singatse Fault
Ann Mason Deposit
4,317,000 mN
N
Enlarged Area in Red
Entrée Drill Hole
Historical Drill Hole
Pit Constrained Resource
Tertiary Volcanic Rocks
New Target
> 200 ppm Copper in Soils
0
2 km

ENTRÉE GOLD INC.
ANN MASON PROJECT
2006-2012 SOIL SAMPLE COMPILATION

UTM NAD83 Zone11
October 29, 2012

Page 9-7

Blackjack Oxide Area

Recent Entrée soil sampling over the Blackjack oxide area covers 352 ha to the north of Wishart Hill, and is located at the east end of the Blackjack IP anomaly.  Sampling is limited on the north side and to the west by overlying barren Tertiary volcanic rocks, while most of the gridded area is underlain by variably altered locally copper-mineralized Jurassic quartz monzonite and porphyritic dykes.

Five zones of interest can be defined (Figure 9-3) based on copper in soil results, old mine workings, and copper mineralization/alteration exposed in numerous historical trenches.  In general, the mainly oxide copper mineralization in the northern zones (I and II) appears to be related to east-west trending, albitized and sericitized shears.  The southern zones (III/IV/V) are generally more related to pervasive alteration and disseminated sulphide and/or quartz-sulphide veining.  All targets in this area require follow-up evaluation.

9.4.3	Soil Geochemistry – Roulette

On the Roulette earn-in grounds, a deep penetrating soil geochemistry and pH survey was carried out from November 8 to 12, 2009 by Heberlein Geoconsulting (Heberlein, 2009).  Soil samples were collected at 100 m intervals along two northeast-southwest lines for a total length of 7.2 km.  Two additional samples were collected for soil pH measurements at each site.  Based on soil pH and analytical (Cu, Mo, Au, and As) results, the report recommended further investigation over one feature (feature B) located in the northern area of the Roulette target.  Drilling in this area subsequently encountered porphyry style copper mineralization (20.7 m of 0.14% Cu) in hole EG-R-10-003 starting at 497.3 m

9.5	Geophysics

Historical geophysical data, consisting of IP/Resistivity surveys acquired by Anaconda and Superior Oil and magnetic data acquired by Anaconda, show responses similar to recent, more detailed surveys conducted by Honey Badger and Entrée U.S.  These surveys are described below.

9.5.1	Airborne Geophysics

A high-resolution magnetic and TEM airborne survey was conducted over the Project in March and April 2008 by Fugro on behalf of Honey Badger (Fugro, 2008).  A total of 91 traverse lines were flown, ranging in length from 7 km to 12.9 km, with a spacing of 100 m between lines.  Fourteen tie lines were flown with a spacing of 1 km between lines.  The survey totalled approximately 1,063 line-km of data acquisition.  The airborne geophysical data showed a pronounced magnetic low approximately 1.5 km northwest of the Blue Hill deposit, as well as a strong magnetic high in the centre of the Roulette property (Honey Badger, 2009).  These anomalies were partially drill tested by Entrée.

Page 9-8

Also on behalf of Honey Badger, Geotech Ltd. carried out a helicopter-borne geophysical survey in 2009, covering the Project area.  The survey used a Tri-Axis Electromagnetic (AirMt) system, and a cesium magnetometer.  A total of 1,123 line-km were flown, generally at a 200 m line spacing (Geotech, 2009).  Two separate AirMt anomalies were identified by the survey.  One is located at the northeast corner of the Project, occurs coincident with an IP anomaly at depth, and was subsequently drilled by Entrée with hole EG-B-001.  Results are discussed in Section 10.2.  The second anomaly, located at the southwest corner of the Roulette property, was deemed too deep to be tested by drilling without having additional supporting data (Honey Badger, 2009).

Figure 9-4 shows the total magnetic intensity obtained from the Geotech 2009 airborne survey.

9.5.2	Ground Geophysics

Four geophysical surveys were conducted for Entrée on the Ann Mason Project in 2010 and 2011: Complex Resistivity Induced Polarization (CRIP) and Natural Source Audio Magnetotelluric (NSAMT) were conducted over the west portion of the project in April 2010 (formerly the Blackjack project and portions of the Roulette property); a dipole-dipole IP survey was conducted over the Ann Mason/Blue Hill areas in July and August 2010; and an NSAMT survey was conducted over the Ann Mason deposit area in January 2011.  The surveys were contracted to Zonge Engineering and Research Organization (Zonge).  The objective of the surveys was to locate and identify zones of enhanced chargeability or resistivity that may be associated with metallic mineralization.

Figure 9-5 shows the 2010 chargeability results at 600 m depth.

CRIP and NSAMT Surveys (April 2010)

Between April 5 and 19, 2010, Zonge conducted a dipole-dipole CRIP survey and an NSAMT geophysical investigation on the west portion of the Project (Zonge, 2010a).  Dipole-dipole CRIP data were acquired along nine lines oriented N-S (Lines 2 through 10) for a total coverage of 43.5 line-km at 154 stations.  NSAMT data were acquired along one line (Line 1) for a total of 3 line-km at 31 stations.

Line 1 NSAMT results were unable to map resistive or conductive zones potentially related to porphyry mineralization or alteration at depth, due to very high conductivity values at surface, possibly caused by saline groundwater in Quaternary alluvium.  In addition, the NSAMT data was not able to substantiate possible uplift on the northeast side of a northwest-trending structure located near the southwest corner of the Roulette block.  The structure, interpreted from the Honey Badger AirMT survey, could have placed potential porphyry targets at shallower depths than was interpreted from drill thicknesses of Quaternary alluvium.

Page 9-9

Figure 9-4:	Ann Mason Project - Total Magnetic Intensity (Geotech, 2009)

Page 9-10

Figure 9-5:	Ann Mason Project Chargeability at 600 m Depth

Page 9-11

At Blue Hill, chargeability responses are interpreted to be primarily caused by pyrite mineralization located northwest of oxide and sulphide copper mineralization.

The CRIP survey also defined an east-west, 5.4 km-long IP anomaly located in the northern portion of the Ann Mason Project area.  The main body of the anomaly, observed on lines 2 through 9, is interpreted as a possible separate porphyry system. Georeferenced plots of inverted IP sections, in conjunction with geologic cross-sections, indicate that the main body of the IP target occurs in volcanic and sedimentary wall rocks to the west of the Yerington batholith and beneath Quaternary alluvium and Tertiary volcanic rocks.

IP Survey (2010)

Between July 29 and August 19, 2010, Zonge conducted a dipole-dipole IP survey over the Ann Mason and Blue Hill areas of the Project (Zonge, 2010b).  Data were acquired along ten lines (lines 11 through 20) for a total coverage of 52.2 line-km, with 184 stations at 300 m intervals.  Lines 11 and 14 overlapped and extended line 9 and line 10 (respectively) of the previous survey.  Details of this survey were previously described in Morrison and Cann (2011).

Chargeability responses observed on lines over the Ann Mason deposit and extending westward towards Blue Hill reflect a combination of copper sulphides in the central and eastern portions of the Ann Mason deposit, and pyrite, pyrite-chalcopyrite, and chalcopyrite-pyrite domains to the west.  Between Ann Mason and Blue Hill, chargeability responses in the Ann Mason fault block obscure possible responses that might be located in the underlying Blue Hill fault block.

NSAMT Survey (2011)

Between January 20 and 29, 2011, Zonge conducted a NSAMT geophysical survey over the Ann Mason deposit area of the Project to add to the previous survey of July and August 2010 (Zonge, 2011).  Data were acquired along 9 lines covering 15.4 km.  The survey repeated selected portions of lines 14, 15, 16, 17, 18, and 19 of the prior survey, and added segments 16.5, 17.5, and 18.5.

The NSAMT survey was conducted in an attempt to better define conductive zones observed in the Ann Mason IP/Resistivity survey that have an apparent spatial association with the Ann Mason copper resource.  In detail, the distribution of copper mineralization at Ann Mason does not appear to coincide directly with conductive zones mapped by the NSAMT data.  A general association between the overall distribution of copper mineralization at Ann Mason and the relatively conductive zones detected by the IP/Resistivity survey may still exist.

Page 9-12

9.6	Petrographic Work

A petrographic study by L.T. Larson was completed on twenty-nine polished thin sections from selected Ann Mason core samples in January 2012 (Larson, 2012).  The petrographic report provides information on rock types, alteration, and mineralization present within the deposit.  Key findings are included in Sections 7.3 and 7.4.

9.7	Drilling

Entrée completed 75 drill holes totalling 45,590 m on the Ann Mason Project from June 2, 2010 to May 9, 2012.

Most of the drilling was carried out on the Ann Mason deposit, and was designed to increase tonnage and confidence in the resources by step-out and infill drilling.  A total of 30 drill holes totalling 32,883 m were completed at Ann Mason.

At the Blue Hill exploration area, 25 RC and 11 diamond drill holes totalling 9,528 m were completed.  The drilling programs at Blue Hill were to test for shallow copper oxide mineralization and deeper sulphide mineralization, in order to define resources and to test for possible extension of the known mineralization.

Seven holes (two RC pre-collar, three diamond with RC pre-collars, and two diamond daughter holes) were drilled on the Roulette target in 2010 and 2012 for a total length of 2,308 m.  The holes were sited based on a strong aeromagnetic high revealed in Honey Badger’s 2009 geophysical survey and the results of the soil geochemical and pH survey described in Section 9.4.3.

Finally, on the Blackjack Northeast target, two holes (one diamond with RC pre-collar, and one RC pre-collar) totalling 871 m were drilled in 2010 to test the AirMt target interpreted in Honey Badger’s 2009 airborne survey, which is coincident with the 2010 IP anomaly.

Drilling programs and results are described in Section 10.

Page 9-13

10	Drilling

10.1	General

Entrée completed 75 drill holes totalling approximately 45,590 m on the Ann Mason Project from June 2, 2010, to May 9, 2012.  Drilling programs were carried out on the Ann Mason deposit, the Blue Hill deposit and periphery, Roulette, and Blackjack Northeast exploration areas using RC, diamond, or a combination of both types of drilling (Table 10-1).  All targets were explored for porphyry copper mineralization.

Table 10-1:	Entrée Drilling Summary

Target		No. of Holes	Length (m)	Hole Type
Ann Mason deposit		30	32,883.49	Diamond, including 18 with RC pre-collars
Blue Hill	deposit	30	6,822.24	24 RC, 6 diamond, including 1 with RC precollar
	Periphery	6	2,705.44	6 diamond
Blackjack Northeast		2	870.67	1 RC pre-collar, 1 diamond with RC pre-collar
Roulette		7	2,308.47	2 RC pre-collar, 3 diamond with RC pre-collars, 2 diamond daughter holes
Total		75	45,590.31

Reverse circulation drilling was contracted to Diversified Drilling LLC of Missoula, Montana, using a DLD1200 track-mounted rig, and Boart Longyear Company of Salt Lake City, Utah, using a D40K truck-mounted rig.  The hole diameters for pre-collars and shallow exploration holes were 15.8 cm or 16.5 cm.

Diamond drilling was contracted to Ruen Drilling Incorporated of Clark Fork, Idaho, using DE710 and DMW100 track-mounted core rigs and a truck-mounted LF-230 core drill, and Boart Longyear Company, using an LS244 truck-mounted rig.  All holes recovered HQ size (6.35 cm) core, and 3 holes (EG-AM-11-009, EG-BH-11-021, and EG-R-10-004A) were reduced to NQ (4.76 cm) core.  Hole EG-R-10-005A recovered NQ size core.  Hole EG-AM-11-008 was drilled with an HQ triple-tube core barrel through the Tertiary volcanics, Singatse Fault, and most of the rest of the hole.  EG-AM-11-011 was also drilled with an HQ triple-tube core barrel through the Tertiary volcanics and the Singatse Fault.

All Entrée drill holes are prefixed with “EG” and then “AM” for Ann Mason, “BH” for Blue Hill, “R” for Roulette, or “B” for Blackjack (within the former Blackjack property), followed by the year commenced (2 digits), followed by a sequential hole number.  Seven Blackjack holes (“B”-prefixed) have been reallocated to the Blue Hill periphery and the Blackjack Northeast exploration target.

Page 10-1

Historical Anaconda drilling is prefixed with a “D,” followed by a three digit hole number, or “ANN,” followed by a one digit hole number, and PacMag drilling is prefixed with “BH” for Blue Hill or “Ann” for Ann Mason, followed by the year (2 digits), followed by a three digit hole number.  The 2002 MIM drilling is labelled AM0201 to AM0205.  Phelps Dodge Holes are labelled “WH.”

Collar and elevation data for all Entrée holes except hole EG-R-10-005 were located by differential GPS surveys by Mineral Exploration Services, Ltd. of Reno (hole EG-R-10-005 was surveyed with a handheld GPS).  All coordinates are NAD83 UTM Zone 11.  Historical hole locations were converted to NAD83 UTM Zone 11N from the Anaconda Mine Grid.  Scott Jackson and Entrée have field-checked select locations using a hand-held GPS to confirm hole locations.  PacMag drill holes were located using NAD27 UTM Zone 11N using a differential GPS by Mineral Exploration Services, Ltd., and converted to NAD83, UTM Zone 11N.

Core was recovered with standard wireline equipment and conventional core barrels, with the exception of two Ann Mason drill holes: holes EG-AM-11-008 and -011 were partially drilled using a triple-tube core barrel for the purpose of obtaining core samples of Tertiary volcanic rocks suitable for geotechnical logging.

Core recovery at Ann Mason, Blue Hill, and Blackjack was generally good (90% or better), while recovery at Roulette was lower, averaging 80%.  Core was commonly quite broken.  RQD values for Ann Mason, Blackjack, and Roulette were often zero, and averaged 15%; RQD values for core recovered from the Blue Hill deposit and EG-BH-11-031 (periphery) were also often zero, and averaged 15%; RQD values for holes EG-B-10-003 to 007 (Blue Hill periphery) averaged 55%.

Downhole surveys at Ann Mason, Blue Hill, Blackjack, and Roulette were conducted using a Reflex EZ shot borehole instrument.  Digital readings were collected at 91 m intervals.

All historical core from Ann Mason and Blue Hill is stored in two warehouse buildings leased by Entrée in Yerington, Nevada, along with all rejects and pulps from Entrée’s 2010 through 2012 drilling.  Core from Entrée’s 2010 through 2012 drilling is stored in a locked and fenced area adjoining the Company’s office and core logging facility in Yerington, Nevada.

10.2	Ann Mason Deposit

Entrée completed thirty diamond drill holes totalling 32,883.49 m on the Ann Mason deposit from October 26, 2010, to May 9, 2012.  Most holes were drilled vertically; eighteen were pre-collared with RC drilling from surface to the approximate depth of the Singatse Fault.  Drill holes EG-AM-10-002, 11-017, 11-022, 11-025, and 12-028 were drilled at various angles in order to test portions of the deposit not accessible via vertical drill holes.  Drill spacing ranges from 70 m x 70 m within the central and eastern portions of the deposit to 70 m x 150 m in the recently drilled western portions of the deposit.  The north and northeastern portions of the deposit have drill hole spacings of approximately 150 m x 250 m.

Page 10-2

Significant intercepts for all Entrée holes are summarized in Table 10-2.  The pit constrained resource is illustrated in the drill plan and cross-sections below (Figure 10-1, Figure 10-2, and Figure 10-3).

Table 10-2:	Ann Mason Deposit – Significant Drill Intercepts

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %
EG-AM-10-001	214	1202	988	0.31	0.04	0.76	0.010
including	472	812	340	0.40	0.06	1.10	0.016
and including	608	646	38	0.60	0.12	2.09	0.018
EG-AM-10-002	86	670	584	0.34	0.03	0.79	0.006
EG-AM-10-003	436	1,078	642	0.35	0.03	0.65	0.012
including	714	838	124	0.58	0.06	1.32	0.021
EG-AM-10-004	62	780	718	0.31	0.03	0.64	0.012
including	492	570	78	0.37	0.07	1.23	0.021
EG-AM-11-005	139	496	357	0.39	0.05	1.01	0.004
including	318	450	132	0.52	0.09	1.66	0.002
EG-AM-11-007	552	1,072	520	0.37	0.02	0.55	0.009
including	818	882	64	0.55	0.04	0.99	0.016
EG-AM-11-008	240	688	448	0.39	0.05	0.80	0.003
and	722	788	66	0.29	0.06	0.91	0.004
and	830	858	28	0.53	0.12	2.09	0.014
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011
including	268	396	128	0.52	0.02	0.74	0.012
and including	554	768	214	0.48	0.07	1.92	0.017
EG-AM-11-010	252	902	650	0.33	0.03	0.71	0.010
including	702	902	200	0.40	0.05	1.21	0.012
EG-AM-11-011	166	980	814	0.28	0.02	0.51	0.012
including	706	798	92	0.48	0.07	1.58	0.015
and including	956	980	24	0.48	0.10	1.58	0.021
EG-AM-11-012	658	1,096	438	0.38	0.01	0.46	0.004
including	696	910	214	0.47	0.01	0.58	0.005
EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016
including	290	558	268	0.41	0.05	1.24	0.023
and including	680	764	84	0.40	0.09	1.69	0.012
EG-AM-11-014	203	1,048	845	0.30	0.05	1.14	0.004
including	570	784	214	0.40	0.07	2.24	0.005
and including	910	1,010	100	0.37	0.07	1.31	0.011
EG-AM-11-015	240	1,138	898	0.32	0.01	0.37	0.004
including	332	488	156	0.41	0.02	0.63	0.004
and including	644	720	76	0.41	0.00	0.45	0.006
and including	944	1,024	80	0.58	0.02	0.69	0.002

Page 10-3

From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %
EG-AM-11-016	12	1,046	1034	0.29	0.02	0.45	0.009
including	204	438	234	0.39	0.02	0.40	0.005
and including	530	612	82	0.37	0.02	0.27	0.016
and including	682	890	208	0.34	0.04	0.76	0.014
EG-AM-11-017	210	1,073	863	0.25	0.02	0.38	0.008
including	292	618	326	0.35	0.02	0.42	0.009
EG-AM-11-018	148	660	512	0.24	0.04	0.64	0.006
including	286	470	184	0.32	0.06	0.83	0.002
EG-AM-11-019	692	1,090	398	0.33	0.01	0.34	0.002
including	696	980	284	0.39	0.01	0.31	0.003
EG-AM-11-020	334	1,093	759	0.45	0.02	0.35	0.007
EG-AM-11-021	192	1044	852	0.35	0.01	0.42	0.005
EG-AM-11-022	90	818	728	0.31	0.04	0.73	0.008
including	90	638	548	0.35	0.04	0.78	0.008
EG-AM-11-023	132	1,030	898	0.33	0.02	0.44	0.011
including	314	408	94	0.41	0.02	0.33	0.006
and including	736	892	156	0.51	0.06	1.06	0.023
EG-AM-11-024	244	1,026.5	782.5	0.35	0.03	0.49	0.009
including	244	528	284	0.54	0.04	0.54	0.003
EG-AM-11-025	326	484	158	0.27	0.02	0.22	0.004
and	614	1,130	516	0.34	0.01	0.23	0.007
including	750	840	90	0.54	0.02	0.26	0.010
EG-AM-12-026	314	1,032	718	0.37	0.01	0.41	0.006
including	542	592	50	0.56	0.02	0.70	0.013
and including	660	710	50	0.48	0.01	0.35	0.007
and including	804	1,020	216	0.48	0.01	0.46	0.009
EG-AM-12-027	484	1,054	570	0.38	0.02	0.48	0.005
including	548	658	110	0.47	0.02	0.63	0.007
and including	696	840	144	0.44	0.02	0.41	0.006
EG-AM-12-028	308	1,100	792	0.23	0.03	0.50	0.016
including	308	570	262	0.28	0.02	0.32	0.009
and including	902	1,022	120	0.33	0.05	1.00	0.033
EG-AM-12-029	192	1,072	880	0.24	0.02	0.28	0.002
including	608	780	172	0.36	0.03	0.51	0.001
EG-AM-12-030	256	1,016	760	0.29	0.02	0.58	0.004
including	600	872	272	0.38	0.02	0.67	0.003

Page 10-4

Figure 10-1:	Ann Mason Deposit – Drill Plan

SECTION 304,300 E
SECTION 4,317,700 N
Singatse Fault
Enlarged Area in Red
Entrée Drill Hole ('EG-AM-')
Historical Drill Hole
Mineral Resource 0.15% Cu Envelope (projected to surface)
11-025
12-028
12-029
11-015
11-011
11-014
12-030
11-023
11-024
11-021
11-008
12-027
12-026
11-020
11-005
11-017
11-010
10-002
11-013
11-018
11-007
10-001
10-003
11-022
11-019
11-009
11-004
11-012
11-006
11-016
0
250
500 m

ENTRÉE GOLD INC.
ANN MASON DEPOSIT
DRILL PLAN

UTM NAD83 Zone11
October 31, 2012

Page 10-5

Figure 10-2:	Ann Mason Deposit – Section 4,317,700 N

W
E
EG-AM-12-025
EG-AM-11-020
EG-AM-11-017
EG-AM-11-005
EG-AM-10-002
Singatse Fault
OPEN
OPEN
LEGEND
Post-Mineral Volcanic Rocks - Tv
Porphyritic Quartz Monzonite - Jpqm
Granodiorite - Jgd
Low Angle Fault
High Angle Fault
High Angle Fault (inferred)
Mineral Resource 0.15% Cu Envelope
Phase 5 Pit Outline
Drill hole with Assay Results
Cu (left) and Mo (right)
0
200 m
UTM NAD83 Zone 11
November 2, 2012
ENTRÉE GOLD INC.
ANN MASON DRILLING
CROSS SECTION 4,317,700 N

Page 10-6

Figure 10-3:	Ann Mason Deposit – Section 304,300 E

Page 10-7

Entrée drilling to date has expanded the known limits of mineralization both laterally and at depth (Figure 10-1).  Holes EG-AM-11-014, -025, -028 and -029 define the current northern limit of mineralization, while holes EG-AM-11-027, -029 and -030 define its western margin.  To the east side of the deposit, both EG-AM-11-016 and -018 extended the vertical thickness of the known mineralization.  The deposit remains open to the north and to the west, and along several sections to the east and south.  Known mineralization now covers an ellipsoidal west-northwest-trending area of 1.3 km x 2.3 km to a depth of over 1 km.

A detailed description of the mineralization of the Ann Mason deposit is provided in Section 7.4.1

10.3	Blue Hill Deposit and Periphery

10.3.1	Blue Hill Deposit

In 2010, Entrée completed a reverse circulation drill program (14 holes, EG-BH-10-001 to EG-BH-10-014) at the Blue Hill deposit to test for copper mineralization in the shallow oxide zone, identified at surface by soil geochemistry and outcropping oxide copper mineralization.  In 2011, Entrée drilled 16 drill holes (diamond and RC; holes EG-BH-11-015 to EG-BH-11-030) to continue testing for shallow oxide mineralization, and also investigated the deeper sulphide target first discovered by PacMag in 2008.

The oxide deposit is exposed on surface and has been traced by drilling as a relatively flat-lying zone, covering an area of about 900 m x 450 m, and continuing for several hundred metres to the west as a thinner zone.  Oxide mineralization extends from surface to an average depth of 124 m, where a zone of mixed oxide/sulphide mineralization is present to depths averaging 160 m.  The copper oxide zone remains open to the northwest and southeast.  Copper sulphide mineralization encountered in widely-spaced holes D177, 200, 223, 233, 236 and 261, PacMag holes BH08001 and 003, and Entrée holes EG-BH-11-019 and -020, is more restricted as compared to Ann Mason.  Higher-grade copper mineralization was observed in zones of sheeted veins containing chalcopyrite, magnetite, and secondary biotite and with quartz monzonite porphyry (qmp-b) dykes.

A detailed description of the mineralization of the Blue Hill deposit is provided in Section 7.4.2.

Most of the drilling was vertical, and intersected mineralization perpendicular to the broad, flat-lying oxide and mixed/oxide mineralization.  Figure 10-4 illustrates the location of all drill holes, and Figure 10-5 illustrates the drilling on vertical section with respect to the mineralization.  No drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results were observed.

Page 10-8

Figure 10-4:	Blue Hill: Drill Plan

Page 10-9

Figure 10-5:	Blue Hill: Section 4319090N

ENTRÉE GOLD - BLUE HILL DEPOSIT
VERTICAL SECTION 4319090N LOOKING NORTH

W
E
11-022
10-009
11-018
11-030
11-027
11-019
D001
(no data)
Blue Hill Fault
OPEN
OPEN
OPEN
OPEN
LEGEND
Oxide Domain
Mixed Domain
Sulphide Domain
Fault
Resource Constraining Pit
Drill Hole with Copper Assay Results
Hole Numbers Prefixed by EG-BH
Cu (%) 0.00 - 0.07
0.07 - 0.15
0.15 - 0.25
0.25 - 0.50
0.50 - 0.75
0.75 - 3.00
100 m
UTM NAD 83 Zone 11
October 29, 2012

Page 10-10

10.3.2	Blue Hill – Periphery

Holes EG-B-10-003 to -007, located 0.7 to 1.4 km northwest of the Blue Hill deposit, were completed In June and July of 2010 to test a combination of IP, soil geochemical, and geological targets.  Initial target analysis and identification was conducted by Taiga Consultants Ltd. (Taiga) as part of a comprehensive analysis of historical geological and geophysical data, in conjunction with data provided by Honey Badger.  The upper portions of all five holes are strongly oxidized and iron-rich, with occasional copper minerals noted.  Drill holes EG-B-10-003 and -004 intersected narrow intervals of anomalous copper sulphide mineralization (Table 10-3).  The area tested by these five drill holes contains primarily pyritic mineralization to a depth of approximately 350 m.

Hole EG-BH-11-031, located 750 m east-southeast of EG-BH-11-019, was collared into bedrock in mid-2011, and completed to a depth of 756 m in February 2012.  Two intervals of copper mineralization were intercepted: 13.78 m of 0.28% Cu (oxide zone), and 42 m of 0.31% Cu (sulphide zone).  Hole EG-BH-11-031 was drilled to test a conductive geophysical target located on the north flank of the Ann Mason/Blue Hill IP chargeability anomaly, and interpreted to be in the footwall of the Blue Hill fault.  Rock and soil sampling conducted by Anaconda encountered anomalous copper mineralization in the area surrounding hole -031.

Significant intercepts for all holes at the Blue Hill deposit and adjacent areas are shown in Table 10-3.

Table 10-3:	Blue Hill Deposit and Periphery: Significant Drill Intercepts

Hole Number	From (m)	To (m)	Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Comment	Hole Type
EG-B-10-003*	218.00	230.00	12.00	0.18	0.005	0.163	0.002	Sulphide	Diamond
EG-B-10-004*	136.00	156.00	20.00	0.20	0.004	0.098	0.0004	Sulphide	Diamond
including	136.00	150.00	14.00	0.24	0.004	0.101	0.0004	Sulphide
EG-B-10-006*	0.28	4.00	3.72	0.36	0.010	0.290	0.004	Oxide	Diamond
EG-B-10-007*	96.00	106.00	10.00	0.12	0.003	0.076	0.0004	Mixed	Diamond
EG-BH-10-001	18.29	182.88	164.59	0.18	0.013	0.228	0.001	Oxide/Mixed/Sulphide	RC
including	18.29	44.20	25.91	0.26	0.003	0.259	0.001	Oxide
and including	59.44	99.06	39.62	0.21	0.008	0.234	0.001	Oxide
and including	105.16	109.73	4.57	0.31	0.033	0.267	0.001	Oxide
and including	164.59	172.21	7.62	0.38	0.026	0.524	0.001	Sulphide
EG-BH-10-002	39.62	51.82	12.20	0.23	0.021	0.274	0.001	Oxide	RC
including	45.72	51.82	6.10	0.34	0.032	0.335	0.002	Oxide
and	74.68	147.83	73.15	0.15	0.017	0.217	0.0003	Oxide/Mixed/Sulphide
including	74.68	115.82	41.14	0.15	0.020	0.196	0.0003	Oxide
and including	126.49	147.83	21.34	0.19	0.012	0.263	0.0003	Sulphide
EG-BH-10-003	7.62	68.58	60.96	0.19	0.004	0.152	0.001	Oxide	RC
including	56.39	64.01	7.62	0.38	0.004	0.148	0.0004	Oxide
and	129.54	156.97	27.43	0.28	0.004	0.292	0.003	Mixed/Sulphide
and	176.78	184.40	7.62	0.13	0.011	0.208	0.0004	Sulphide
EG-BH-10-004	88.39	121.92	33.53	0.17	0.006	0.268	0.002	Mixed	RC

Page 10-11

Hole Number	From (m)	To (m)	Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Comment	Hole Type
EG-BH-10-005	85.34	106.68	21.34	0.40	0.008	0.530	0.013	Sulphide	RC
including	92.96	106.68	13.72	0.48	0.007	0.632	0.017	Sulphide
EG-BH-10-008	12.19	105.16	92.97	0.15	0.004	0.181	0.001	Oxide/Mixed	RC
including	12.19	32.00	19.81	0.30	0.007	0.378	0.005	Oxide
EG-BH-10-009	12.19	163.07	150.88	0.18	0.011	0.181	0.002	Oxide/Mixed/Sulphide	RC
including	12.19	39.62	27.43	0.36	0.007	0.181	0.001	Oxide
and including	111.25	118.87	7.62	0.15	0.004	0.168	0.017	Oxide
EG-BH-10-010	44.20	118.87	74.67	0.12	0.003	0.107	0.001	Oxide	RC
including	44.20	54.86	10.66	0.15	0.003	0.079	0.0002	Oxide
and	134.11	143.26	9.15	0.13	0.007	0.145	0.0003	Mixed
and	172.21	179.83	7.62	0.15	0.003	0.150	0.0004	Sulphide
EG-BH-10-011	0.00	36.58	36.58	0.17	0.008	0.175	0.001	Oxide	RC
and	57.91	65.53	7.62	0.15	0.004	0.154	0.001	Oxide
and	132.59	146.3	13.71	0.15	0.003	0.122	0.001	Mixed
and	156.97	161.54	4.57	0.29	0.003	0.260	0.003	Sulphide
EG-BH-11-015	18.00	184.00	166.00	0.18	N/A	N/A	0.002	Oxide/Mixed	Diamond
and	184.00	191.26	7.26	0.31	N/A	N/A	0.022	Sulphide
EG-BH-11-016	18.00	198.00	180.00	0.18	N/A	N/A	0.001	Oxide/Mixed	Diamond
and	198.00	214.28	16.28	0.13	N/A	N/A	0.001	Sulphide
EG-BH-11-017	8.00	144.00	136.00	0.16	N/A	N/A	0.001	Oxide/Mixed	Diamond
including	8.00	78.00	70.00	0.21	N/A	N/A	0.001	Oxide
and including	106.00	144.00	38.00	0.15	N/A	N/A	0.001	Mixed
EG-BH-11-018	4.00	108.00	104.00	0.17	N/A	N/A	0.001	Oxide	Diamond
including	4.00	82.00	78.00	0.19	N/A	N/A	0.001	Oxide
EG-BH-11-019	176.00	190.00	14.00	0.24	0.008	0.274	0.001	Sulphide	Diamond
and	238.00	882.00	644.00	0.19	0.008	0.304	0.008	Sulphide
including	238.00	452.00	214.00	0.24	0.009	0.25	0.008	Sulphide
and including	764.00	882.00	118.00	0.18	0.009	0.35	0.017	Sulphide
EG-BH-11-020	51.82	57.91	6.09	0.17	N/A	N/A	0.001	Oxide	RC
EG-BH-11-021	218.00	484.00	266.00	0.18	0.005	0.22	0.003	Sulphide	Diamond
including	364.00	484.00	120.00	0.24	0.005	0.22	0.003	Sulphide
and including	532.00	588.00	56.00	0.04	0.003	0.08	0.046	Sulphide
EG-BH-11-022	45.72	67.06	21.34	0.26	N/A	N/A	0.001	Oxide	RC
EG-BH-11-023	10.67	59.44	48.77	0.16	N/A	N/A	0.003	Oxide	RC
and	126.49	147.83	21.34	0.14	N/A	N/A	0.001	Mixed
EG-BH-11-024	105.16	128.02	22.86	0.16	N/A	N/A	0.001	Mixed	RC
and	199.65	205.74	6.09	0.17	N/A	N/A	0.001	Mixed
EG-BH-11-025	134.11	138.69	4.58	0.17	N/A	N/A	0.001	Sulphide	RC
EG-BH-11-026	67.06	152.40	85.34	0.21	N/A	N/A	0.001	Oxide/Mixed	RC
EG-BH-11-027	68.58	179.83	111.25	0.23	N/A	N/A	0.001	Oxide/Mixed	RC
and	179.83	188.98	9.15	0.24	N/A	N/A	0.001	Sulphide
EG-BH-11-028	114.30	140.21	25.91	0.24	N/A	N/A	0.001	Mixed	RC
and	140.21	152.40	12.19	0.26	N/A	N/A	0.001	Sulphide
EG-BH-11-029	57.91	179.83	121.92	0.19	N/A	N/A	0.001	Oxide/Mixed	RC
including	57.91	117.35	59.44	0.27	N/A	N/A	0.001	Oxide
and	179.83	207.27	27.44	0.23	N/A	N/A	0.001	Mixed/Sulphide
EG-BH-11-030	54.86	198.12	143.26	0.21	N/A	N/A	0.001	Oxide/Mixed	RC
including	54.86	135.64	80.78	0.25	N/A	N/A	0.001	Oxide/Mixed

Page 10-12

Hole Number	From (m)	To (m)	Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Comment	Hole Type
and	201.17	240.79	39.62	0.18	N/A	N/A	0.001	Sulphide
EG-BH-11-031*	22.22	36.00	13.78	0.28	0.012	1.007	0.001	Oxide	Diamond
and	406.00	448.00	42.00	0.31	0.023	0.195	0.002	Sulphide

Note:	*Holes EG-B-10-003, EG-B-10-004, EG-B-10-006, EG-B-10-007, and EG-BH-11-031 are located in areas adjacent to the Blue Hill deposit. They are not included in the current Mineral Resource estimate.

10.4	Roulette

As initially described by BCE, the primary exploration target at Roulette is a covered, high-grade zone of copper mineralization in wall rocks outside of contact skarn, developed along the intrusive contact between the Yerington batholith and adjacent volcanic and sedimentary wall rocks.

In 2010, Entrée completed six holes (three RC pre-collar, two diamond with RC pre-collars, and one diamond daughter hole) at Roulette.  The holes were sited based on a strong aeromagnetic high, the results of a soil geochemical and pH survey, and a structural analysis of the target as completed by BCE.  One of the pre-collared holes was completed in April 2012 after deepening the hole with core.  Approximately 2,308 m of drilling has been completed to date at Roulette.

Hole EG-R-10-003 successfully reached target and was completed at 619.82 m.  It intersected 20.7 m, averaging 0.14% Cu, from a depth of 497.3 m.  This intercept is based on core length, and may not reflect the true width of mineralization.  Mineralization occurs as chalcopyrite-pyrite in strongly altered granodiorite cut by quartz-K-feldspar and quartz-chlorite veins.

This new copper occurrence is interpreted as representative of a separate porphyry system located near the southwest margin of the Yerington batholith.  Disseminated magnetite, associated with K-feldspar alteration, is interpreted to be the cause of the strong magnetic anomaly.  Exploration potential of the target had been previously dismissed by Anaconda, after drilling into a magnetic Tertiary-age andesite beneath Quaternary alluvium, but in the hanging wall of the Blue Hill Fault.  Mineralization and the source of the magnetic high is interpreted to be in the footwall of the Blue Hill Fault.  Additional, displaced mineralized zones may be present in the hanging wall of the Blue Hill Fault to the southeast of EG-R-10-003.

Holes EG-R-10-001 and -002 were cased to a depth of 211.72 m and 125 m respectively, but were not deepened by diamond drilling.  Holes EG-R-10-004 and EG-R-10-004A were collared approximately 1,000 m northeast of EG-R-10-003, but failed to penetrate the Blue Hill Fault after several attempts to drill though highly faulted volcanic rocks and were abandoned.  An RC pre-collar (EG-R-10-005) was drilled and cased to a depth of 329.18 m.  The hole is located 200 m southeast of holes -004 and -004A.

Page 10-13

In 2012, the RC pre-collar EG-R-10-005 was deepened with core to a depth of 606.86 m.  The hole penetrated the Blue Hill fault and encountered strongly faulted and sheared granodiorite at 563.16 m, but was lost due to caving of highly faulted volcanic rocks located above the Blue Hill fault.  Weak pyrite mineralization, with trace amounts of chalcopyrite and disseminated magnetite, are present in the granodiorite within zones of chlorite and potassic alteration.  Hole EG-R-10-005A wedged off hole -005 at 541.94 m, and was drilled to a depth of 712.93 m.  The hole was abandoned after consistently poor recovery, slow and expensive drilling, and weak mineralization.  Highly faulted and sheared granodiorite cut by Jurassic andesite dykes and one quartz monzonite porphyry (qmp) dyke, is present in the footwall of the Blue Hill fault.  Weak to moderate pyrite mineralization, with weak chalcopyrite and minor amounts of disseminated magnetite, are present throughout the granodiorite, and occur with zones of chlorite-epidote and potassic alteration.

10.5	Blackjack Northeast

On the Blackjack Northeast exploration area, two holes (one diamond with RC pre-collar and one RC pre-collar) totalling 870.67 m were drilled in June 2010 to test the AirMT target interpreted from Honey Badger’s 2009 airborne survey.  Initial target analysis and identification was conducted by Taiga as part of a comprehensive analysis of historical geological and geophysical data, in conjunction with data provided by Honey Badger.  The Blackjack Northeast target is coincident with a chargeability anomaly defined by Entrée’s initial 2010 IP survey.

Narrow intervals of copper mineralization in hole EG-B-10-001 occur as coarse chalcopyrite in silicified breccias.  Hole EG-B-10-001 confirmed the presence of porphyry-style sulphide mineralization (predominantly pyrite) in granodiorite intruded by quartz monzonite porphyry dykes at the eastern limit of a 5-km-long, east-west-trending IP anomaly.  Hole EG-B-10-001 intersected 4.0 m averaging 0.44% Cu from a depth of 444.0 m.  This intercept is based on core length, and may not reflect the true width of mineralization.

EG-B-10-002 was cased to a depth of 262.5 m, but subsequently abandoned based on the determination the hole would be too deep to test the Blackjack Northeast IP anomaly below EG-B-10-001.

Page 10-14

11	Sample Preparation, Analyses, and Security

11.1	Introduction

Sampling programs on the Ann Mason Project date back to the 1950s, and include soil, rock chip, drill core, and RC samples.  All of the early-stage sampling and assaying methods on the Ann Mason deposit have been superseded by subsequent drilling programs and are therefore not discussed in detail in this section.  Soil sampling programs are discussed in Section 9.  No written documentation is available for the historical drilling and related sampling, analytical, or quality assurance/quality control (QA/QC) work by Anaconda, MIM, or Phelps Dodge, and therefore these programs are not discussed in detail in this section.  Being major mining companies, it is believed that their sampling and assaying programs would have met or exceeded the general standards and best practices typical for those periods.  Anaconda’s sampling of core was done by mechanical splitter to obtain samples of half core.  Sample intervals were selected by the length of individual core runs.  Work completed by PacMag is briefly discussed in this section, along with a detailed description of Entrée’s programs.  Entrée personnel or contractors have carried out all of the current sampling programs.  The QPs are of the opinion that the sample preparation, analytical procedures, and security measures discussed in the section below are adequate to support the Mineral Resource estimates.

Other sampling programs discussed in this section include historical core resampling completed by PacMag in 2006, a historical core resampling program recently initiated by Entrée, and a bulk density sampling program undertaken by Entrée during 2011–2012.

11.2	Diamond Drill Core Sampling

11.2.1	PacMag (2006–2008)

The following is a brief summary of the general logging procedures used by PacMag:

•	All drill core was logged by PacMag geologists for lithology, alteration, structure, and sulphide species.

•
Geotechnical logging included RQD, fracture frequency, and other parameters sufficient to formulate a rock mass rating (RM78).  Drill core was also subjected to point load index strength tests (axial and diametral) at regular downhole intervals (approximately every 3.05 m).

•	All drill core was subject to measurement of magnetic susceptibility, and was also photographed.

Page 11-1

•
Starting in 2007 and continuing through 2008, PacMag contracted American Assay Laboratories (AAL) in Reno to complete the core cutting at their facility in Reno, Nevada, followed by sample preparation and analyses (refer to Section 11.4.1).  Prior to the core being picked up by AAL, PacMag would complete core mark-up, including marking a red “cut line” along the core axis for core sawing.  PacMag geologists would also insert geochemistry standards (pulp bags) into the core boxes, so that they would enter the sample stream in the correct sequence.

In general, core samples were saw-cut over approximately 1.5 m to 3.05 m intervals, at an average length of 3.03 m.

11.2.2	Entrée Gold (2010 to Present)

Entrée’s personnel and contractors follow the core sampling procedure described below:

•
An Entrée geologist picks up the core boxes each morning at the drill rig and transports them to the Yerington core logging/sampling facility.  Core is transported in covered boxes in a secure position, to prevent core spillage.  The core is delivered directly to the core logging facility, and received by an Entrée geologist or technician to ensure that all boxes are accounted for.

•	Core remains in the secure facility while being logged and sampled.

•	Footage on boxes and core blocks are converted to metres, and the “from-to” metres are recorded on the end of each box.

•	Core is washed and photographed.

•	The following geotechnical information is recorded:

-	core recovery

-	RQD

-	magnetic susceptibility is measured for each 2 m interval by averaging 10 readings along the core.

•	Core logging protocols include lithology, alteration, mineralization, structure, and veining.

•
Sample intervals for cutting are marked on the core by the geologist.  Generally, sample intervals for the Ann Mason deposit are 2 m; however, occasionally sample intervals conform to contacts of major rock or alteration types.  Three-part sample tags are used.  Part 1 has the sample or quality control information recorded on the tag, and remains in the sample book.  Parts 2 and 3 are stapled into the box at the end of each sample interval; part 2 becomes a permanent record in the core box.  .

•	All geotechnical, logging, and sampling data is entered into the Century Systems (CAE Mining) database.

Page 11-2

•	On completion of the geotechnical and geological logging, the core is transported to the core cutting facility.

•
Core is sampled by sawing competent pieces of core in half, or collecting half of the rock in areas of highly broken core.  Part 3 of each sample tag is placed in an 18" x 24", 6 mL plastic bag along with the sampled core.  The sample number is written on the outside of the bag with a waterproof marker.

•	Sample bags are secured by plastic cable ties.

•	Assay samples are kept in a secure facility prior to being picked up by the laboratory.

•
Sample shipments are picked up by laboratory personnel and taken to the lab.  Strict chain of custody procedures are maintained during the transporting of the samples to the labs.  An Entrée Sample Submittal Form and Order for Analytical Services is transmitted with each sample shipment, with a copy retained by Entrée.  The form includes shipment number, date shipped, shipping method, destination, number of bags, and contents of shipment (range of sample numbers).  Individual assay samples are packaged in woven, polypropylene bags (four per bag), secured with plastic zip ties.  The polypropylene bags are shipped on wooden pallets secured with shrink wrap.  All sample shipments are made by Entrée or laboratory vehicles and personnel.  Upon delivery to the laboratory, sample shipment information is recorded into the laboratory’s Information Management System.  Indications of tampering or discrepancies between samples received and samples shipped are reported to Entrée by the laboratory.  In some cases, the laboratory will e-mail delivery confirmation to Entrée.

•	Once logged and split, the core is stored on racks or, in the case of wooden core boxes, stacked on pallets in a secure storage facility.

•	Pulps and coarse rejects are returned to Entrée’s Yerington facility, where they are catalogued and stored on site.

11.3	Reverse Circulation Drilling and Sampling

11.3.1	PacMag (2006–2008)

Few details are available for PacMag’s RC sampling protocols.  RC was used to pre-collar through the overlying sterile volcanics for most of the core holes at Ann Mason.  At Blue Hill most of the holes were entirely RC, and a few of the deeper ones were collared with RC and converted to core at depth.  Samples were collected over approximate 3.05 m sample intervals; however, within the pre-collared zones, only selected samples (approximately one in five samples) were sent to the lab for analysis.

Page 11-3

11.3.2	Entrée Gold (2010 to Present)

Entrée used RC drilling for most of the drilling at Blue Hill.  In addition, many of the Ann Mason holes use RC drilling to pre-collar through the sterile overlying volcanic; however, these portions of the holes were not analyzed on a regular basis.  Entrée’s personnel and contractors follow the RC sampling procedure described below:

•	RC samples are collected at the drill; all RC drilling is conducted with air and/or water as the drilling medium.

•
Assay samples consist of an approximate quarter-split of all cuttings and water returned from each 5 ft interval, and are collected in an 18" x 24" MicroPor cloth sample bag, resulting in 6 kg to 10 kg samples when dry.

•
Part 3 of a three-part, numbered sample tag is inserted in each sample bag; the sample number is also written on the outside of each bag.  The first and second parts of each sample tag remain in the sample booklet, along with written notes on hole number and footage for each assay sample.  For selected tags, information on blanks, duplicates, and standards is written on the first part of the sample tags.

•	Assay duplicates are collected at the drill by using approximate 1/8 splits for both the assay sample and duplicate.

•
Samples are allowed to drain at the drill site, and are transported to Entrée’s secure core and sample facility by Company employees at the end of each day of drilling.  Samples are then allowed to air dry in a fenced and locked facility prior to being submitted to the laboratory for analysis.

•	Blanks, duplicates, and standards are inserted prior to sample shipment at varying intervals, depending on laboratory batch sizes (Section 11.7.3).

11.4	Sample Preparation and Analyses

11.4.1	PacMag (2006 to 2008)

Following logging and photographing, all 2006 PacMag samples were dispatched as chip samples (for RC) or half-cut HQ or NQ diamond core to ALS in Reno, Nevada.  All sample preparation and gold analysis was performed in Reno, while the pulps were forwarded by ALS to their Vancouver lab for inductively coupled plasma (ICP) analyses.  Samples were prepared and analyzed as follows:

•	The entire sample was crushed to >70% passing -2 mm.

•	1 kg was separated by riffle splitter off and pulverized to >85% passing 75 µm.

•	A 200 g pulp was split off, and the remaining pulp kept as a pulp reject.

Page 11-4

•
Samples were analyzed for 25 elements using a four-acid digestion inductively coupled plasma atomic emission spectroscopy (ICP-AES)/MS (ALS code ME ICP61a), and for gold using a 30 g fire assay (ALS code Av-AA23).  All molybdenum values >300 ppm were re-assayed by ICP method ME-MS61, which employs a second digestion to assess the rhenium values and a wider range of trace elements (47 elements).

Starting in 2007 and continuing through 2008, all PacMag samples were dispatched as chip samples (for RC) or uncut HQ or NQ diameter core to AAL in Reno, Nevada.  AAL is a well-recognized, Nevada-focused laboratory.  AAL was contracted to complete the core cutting, sample preparation, and all analyses (Section 11.2.1).  Samples were prepared and analyzed as follows:

•	The entire sample was crushed to >70% passing -2 mm.

•	1 kg was separated by riffle splitter off and pulverized to >85% passing 75 µm.

•	A 200 g pulp was split off, and the remaining pulp kept as a pulp reject.

•
Samples were analyzed for 61 elements using a four-acid digestion ICP-AES method, and for gold using a 30 g fire assay with an AAS finish.  All copper values >1.0% were re-assayed by ICP method, using a second digestion.

11.4.2	Entrée Gold – ALS Chemex Samples (2010 to July 2011)

All Entrée samples between September 2010 and July 2011 were sent to ALS in Reno, Nevada, for sample preparation and analyses.  This included RC chip samples from Blue Hill and half-cut HQ or NQ diamond core from both Ann Mason and Blue Hill.  A total of 61 batches were assayed, including 9,855 regular samples, 1,069 QC samples from core drill holes EG-AM-10-001 to EG-AM-11-010 and EG-AM-11-012, and RC and/or core holes EG-BH-10-001 to EG-BH-11-30.

All sample preparation and gold analysis was performed in Reno, Nevada, while the pulps were forwarded directly by ALS to their Vancouver lab for ICP analyses. Samples were prepared and analyzed as follows:

•	The sample was dried at 110°C.

•	The entire sample was crushed to >70% passing -2 mm.

•	A sample was riffle split, and 250 g was pulverized to >85% passing 75 µm.

•	Gold assay values were determined by fire assay with atomic absorption spectroscopy finish (FA-AAS) using a 30 g nominal sample. The detection range for gold is 0.005 ppm to 10 ppm Au.

Page 11-5

•
Ore-grade copper and molybdenum were analyzed by four-acid digestion using conventional ICP-AAS.  A prepared sample was digested with nitric, perchloric, hydrofluoric, and hydrochloric acids.  Detection limits are 0.001% to 40% for copper, and 0.001% to 10% for molybdenum.

•	Multi-element analyses of the samples targeted a suite of 51 elements determined by ICP-AES and mass spectrometer (ICP-MS) techniques after aqua regia digestion.

•
Blue Hill samples within the oxide and mixed zones were further analyzed for leachable copper for those pulps with returning values >0.1% TCu.  Samples were assayed using a 5% sulphuric acid leach followed by atomic absorption spectroscopy (Cu-AA05 procedure).  The copper detection limits with this procedure are 0.001% to 10% Cu.

•	Pulps and rejects were periodically returned to Entrée by laboratory personnel for storage in their secure facility in Yerington.

11.4.3	Entrée Gold – Skyline Samples (July 2011 to May 2012)

Starting in mid-July 2011, and continuing to May 2012, Skyline Assayers and Laboratories (Skyline) was designated as the primary laboratory for the Ann Mason project.  Skyline is a well-known Tucson-based laboratory that specializes in providing analytical services to the copper industry in the southwest U.S.A.  During the period of the Ann Mason core drilling, Skyline operated a sample preparation facility in Battle Mountain, Nevada, where Entrée’s samples were shipped.  Sample analyses were completed at Skyline’s laboratory facility in Tucson, AZ.  Samples sent to Skyline from the Ann Mason deposit are from core drill holes EG-AM-11-011, and EG-AM-11-013 to EG-AM-11-030, as well as quarter-core samples from Entrée’s recent historical core resampling program (Section 11.5.2).  Samples submitted to Skyline included 92 batches, totalling 9,150 regular core samples, and 6,142 quarter-core samples from historical core; these batches were accompanied by 2,671 regular QC samples.  Samples from one peripheral Blue Hill hole, EG-BH-031, were also submitted to Skyline; however, this hole is not part of the current Blue Hill resource estimate.

Samples were prepared and analyzed as follows:

•	The sample was dried.

•	The entire sample was crushed to >75% -10 mesh.

•	A split of 250 to 300 g was pulverized with hardened steel to >95% -150 mesh.

•	Gold assay values were determined by FA-AAS) using a 30 g nominal sample (Skyline code FA-1). The detection range for gold is 5–3,000 ppb Au.

•
Ore grade copper and molybdenum were further analyzed by a four-acid digestion, inductively coupled plasma (ICP-OES) technique (Skyline code CuMo-MEA).  Lower detection limits are 0.01% for copper, and 0.001% for molybdenum.

Page 11-6

•
Multi-element analyses of the samples targetted a suite of 49 elements determined by an ICP-MS technique (Skyline code TE-3) that uses an aqua regia digestion (for samples submitted until late September 2011, up to drill hole EG-AM-11-16).  On September 29, 2011, the multi-element analysis method was switched to an ICP-OES technique (Skyline code TE-4), which uses a four-acid digestion and targets a suite of 24 trace elements, including copper, molybdenum, and silver.

•	Starting with the latter portion of drill hole EG-AM-028 (March, 2012), and continuing through EG-AM-29 and 30, silver was further analyzed by a fire assay method (Skyline code FA-08).

•	Pulps and rejects were periodically returned to Entrée by laboratory personnel for storage in their secure facility in Yerington.

11.5	Core Re-Assaying Programs

11.5.1	PacMag (2006)

In 2006, PacMag conducted a check assay program for copper and molybdenum values at the Ann Mason deposit.  The following is an extract of the core re-assay program from Clifford (2006), intended to provide a basis for confidence in using the historical data from Anaconda for resource estimation purposes.

A drill core resampling program of 23 drill holes was completed by PacMag to assess the validity of the previous Anaconda (CMS) composite analyses.  Limited metadata was available to PacMag on the sampling and analysis method used by Anaconda for the broad composites, but it is assumed that the composites were pulp or coarse rejects from the original 3 ft core samples re-analysed for Cu, Mo, S and Au by Atomic Absorption Spectroscopy (AAS).

A total of 1,505 new samples, collected by PacMag, covered 137 Anaconda composite samples, or approximately 12,356 ft of drill core.  These samples were analyzed for molybdenum, and represent greater than 10% of the total core drilled by Anaconda.

For each of the 137 Anaconda composite samples, an equivalent weighted average molybdenum grade was calculated for the PacMag assay values.  The length of the composite samples versus those calculated from the PacMag samples has an average difference of 0 ft, with a maximum difference of 20.4 ft.

The average grade of length-weighted PacMag samples versus those of Anaconda shows no significant difference, with a total average grade of 92 ppm Mo and 89 ppm Mo, respectively.  X-Y scatter plots show a modest scatter of results indicating fair repeatability, interpreted to reflect the coarse grained nature of the molybdenite as disseminated blebs and veins.

Page 11-7

Although PacMag also assayed for copper and a multi-element ICP package, documents provided to Entrée did not include an evaluation of the copper grades from the Anaconda sampling versus PacMag resampling.  Therefore, Entrée analyzed the results by reduction to major axis (RMA) plots (Figure 11-1), which, once significant outliers are removed, indicated a reasonably good fit for copper.  This is reflected in a high value of the coefficient of determination R2 for copper (0.929), and an acceptable bias figure of 4.9%.  However, when the four highest-grade copper values are removed from the historical database (original Anaconda values >3% Cu), the bias drops to 2.1%, which suggests that the bias is influenced by a few, very high-grade samples.  During resource estimation, a capping strategy was applied, so that high grade values (>2% Cu) are subjected to a volume restriction.  Grades above this threshold are only allowed to be projected 40 m (Section 14.1.3), which minimizes any potential influence of this bias.

Table 11-1 shows the results of the RMA statistics for all data, while Table 11-2 and

Figure 11-1, overleaf, show the statistics with the outliers removed.  Table 11-3 shows the outlier statistics with the >3% Cu grades removed from the historical database.

The PacMag check sample batches included copper, gold, and molybdenum standards, which did not show any significant bias.

Table 11-1:	PacMag Resampling of Anaconda Core (Cu Statistics; All Samples)

Ann Mason: R A Parameters – Anaconda vs. PacMag Core Resampling

Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.809	2,033	2,033	0.909	0.009	0.011	0.006	9.1

Table 11-2:	PacMag Resampling of Anaconda Core (Cu Statistics; Outliers Removed)

Ann Mason: RMA Parameters – Check Samples, No Outliers

Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.929	2,010	23	1.14	0.951	0.006	0.001	0.004	4.9

Table 11-3:	PacMag Resampling of Anaconda Core (Cu Statistics; Outliers and High Grades Removed)

Ann Mason: RMA Parameters – Check Samples, No Outliers, >3% Cu Removed

Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	B	Error (b)	Bias %
Cu (%)	0.911	2,006	27	1.35	0.979	0.006	-0.010	0.004	2.1

Page 11-8

Figure 11-1:	PacMag Resampling of Anaconda Core (Cu RMA Plot, Outliers Removed)

11.5.2	Entrée (2012)

In January 2012, Entrée initiated a program of resampling and assaying 13,750 m of historical Anaconda core (6,142 samples) collected from 44 historical drill holes.  This included additional core from 19 of the 23 drill holes partially resampled by PacMag in 2006, and core from 25 complete holes selected by Entrée, in order to provide more uniform coverage within the deposit.  These assays have provided a larger database of molybdenum, gold, and silver values for the resource estimate, and a more thorough comparison of historical copper values.  Original sample lengths by Anaconda average around 1.16 m; therefore, Entrée combined every two Anaconda samples into one Entrée sample (average length 2.24 m).

The samples had the same preparation, analytical, and QC procedures applied to them as are described in Sections 11.2.2 and 11.4.3.

Entrée analyzed the results by RMA plots (Figure 11-2) which, once significant outliers were removed, indicated a reasonably good fit for copper.  This is reflected in a high value of the coefficient of determination R2 for copper (0.875), and a low bias figure of 1.0%.

Page 11-9

Figure 11-2:	Entrée Resampling of Anaconda Core (Cu RMA Plot, Outliers Removed)

Table 11-4 shows the results of the RMA statistics for all data, while Table 11-5 and

Figure 4-1 show the statistics with the outliers removed.  Note that 81 of the Entrée samples collected had not been compiled at the time of this report, and therefore only 6,061 out of 6,142 total pairs were compared.

The Entrée check sample batches included copper, gold, and molybdenum standards, which did not show any significant bias.

Table 11-4:	Entrée Resampling of Anaconda Core (Cu Statistics, All Samples)

Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.851	6,061	6061	1.032	0.005	-0.032	0.002	-3.2

Table 11-5:	Entrée Resampling of Anaconda Core (Cu Statistics, Outliers Removed)

Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.875	6,036	25	0.4	0.990	0.004	-0.021	0.002	1.0

Page 11-10

11.6	Bulk Density Sampling (Entrée 2011 to Present)

Dry bulk density measurements were completed by Entrée on drill core at both Ann Mason (4,181 samples) and Blue Hill (411 samples).  Entrée tested all the samples in the field during 2011 and 2012, using a wax-coated immersion procedure.  The procedure is summarized as follows:

•	samples consist of 10 cm to 15 cm long core pieces

•	sample is oven-dried at 100°C for about one hour to remove any remnant moisture

•	oven dried sample is weighed in air with a 0.1 g precision balance (A, or dry weight in air)

•	sample is well coated with a thin layer of molten paraffin with density dpar (0.82 g/cm3), and weighed in air (B, or coated weight)

•	sample is weighed on a submerged plate, completely covered by water (C, or submerged weight).

With this method, the bulk density (d) was calculated as follows:

d = A/{B - C-[(B-A)/dpar]}

Table 11-6  and Table 11-7 summarize the results of the bulk density determinations for the Ann Mason deposit and Blue Hill prospect, respectively.  The total range of mean values by rock type at Ann Mason is between 2.08 and 2.73 g/cm3.  At Blue Hill, these range between 2.25 and 2.83 g/cm3.

Results at Blue Hill were further subdivided to look at the rock types within the oxide, mixed, and sulphide mineralized domains.  There is an increasing trend with depth through the oxide and mixed zones, with bulk density values ranging as shown below.  The density value for the waste material is similar to that of the sulphide mineralized rock and is also shown below:

•	Oxide: 2.33 to 2.63 g/cm3 (average 2.55 g/cm3)

•	Mixed: 2.44 to 2.63 g/cm3 (average 2.56 g/cm3)

•	Sulphide: 2.30 to 2.82 g/cm3 (average 2.62 g/cm3)

•	Waste: 2.14 to 2.89 g/cm3 (average 2.61 g/cm3).

Page 11-11

Table 11-6:	Ann Mason Deposit – Bulk Density Determinations

Rock Type*	Number of Samples	Mean (g/cm3)
Dio	10	2.83
ibx	7	2.61
Ja	16	2.74
Jgd	690	2.63
Jpa	18	2.61
Jpqm	729	2.56
mp	6	2.62
Qmp	67	2.54
Qmp-a	77	2.56
Qmp-b	1,977	2.59
Qmp-bm	190	2.63
Qmp-bq	64	2.59
Qmp-c	75	2.60
Tbm	15	2.32
Tha	30	2.38
Ts	73	2.27
Thai	12	2.35
Qmp-ab	70	2.58
mqm	3	2.58
Jbqm	15	2.53
Jqm	16	2.60
Qmp-d	21	2.60
Total	4,181

Note:	*refer to Section 7 for rock type descriptions.

Table 11-7:	Blue Hill Prospect – Bulk Density Determinations

Rock Type*	Number of Samples	Mean (g/cm3)
Fault	4	2.53
FaultBx	4	2.34
Ibx	1	2.50
Ja	5	2.67
Jbqm	2	2.49
Jgd	28	2.65
Jpa	3	2.57
Jpqm	131	2.62
Jqm	127	2.59
QMD	7	2.70
Qmp	15	2.75
Qmp-a	3	2.57
Qmp-ab	1	2.51
Qmp-b	49	2.59
Qmp-bm	4	2.62
Qmp-bq	4	2.51
Qmp-c	1	2.68
Tha	4	2.56
Thai	18	2.62
Total	411

Note:	*refer to Section 7 for rock type descriptions.

Page 11-12

On January 30, 2012, Entrée submitted to ALS in Reno, Nevada, a suite of 30 rock samples for independent bulk density checks.  The samples tested by ALS were not the same pieces used by Entrée, due to the residual wax coating remaining on original samples; instead, an adjacent sample from the same lithology and alteration type was used.  ALS used a similar wax immersion technique, and the results showed a reasonable correlation with no significant bias noted between the two sets of results.

The Qualified Persons are of the opinion that the bulk dry density measurements at the sample spacing and testing quality performed by Entrée are acceptable for use in resource estimation.

11.7	QA/QC Programs

11.7.1	PacMag (2006–2008)

PacMag had a minimal QA/QC program in place during all of their sampling, including for RC and core drilling, and their historical core resampling.  One of four different standards was randomly inserted for every 50 regular samples.  PacMag purchased commercially available standards from Geostats in Australia, with certified grades of copper, molybdenum, gold, and silver reflecting the general range of expected results within the deposit.

On receipt of each batch of analytical results, the grades of the reference standards were assessed against the expected values.  A statistical analysis of the precision and accuracy of the standards was completed, and no inherent issues were reported.

11.7.2	Entrée Gold, Ann Mason Deposit (ALS Chemex), Dec. 2010–Jul. 2011)

Entrée established a thorough QA/QC program at the start of exploration in 2010.  Although RC drilling was used to pre-collar many of the holes that were collared in the volcanic, few samples were collected, and therefore RC sampling methods were not considered in the QC review.  The generalized core drilling QC protocols are as follows:

For diamond drilling:

•	quarter-core field duplicate samples (1 for every 30 samples)

•	coarse blanks (1 in 30)

•	certified Cu±Mo, Au, Ag standards (1 for every 30 samples).

ALS in Reno, Nevada, was designated as the primary lab between December 20, 2010, and August 21, 2011 (core drill holes EG-AM-10-001 to EG-AM-11-010, and EG-AM-11-012).

Table 11-8 summarizes the QC samples applied to the ALS samples over this period.

Page 11-13

Table 11-8:	Ann Mason QC Summary, ALS-Chemex (Dec. 20, 2010–Aug. 21, 2011)

Type	Number	Percentage (%)
Regular Assays	6,213	-
Duplicates	-	-
Twins1	211	3.4
Total Duplicates	211	3.4
Blanks	208	3.3
Standards	216	3.5
Total QC	627	10.1

Note:	1 for Mo, the number of assay results returned for the twin samples was 118.

Methods of Reviewing QC Results

Upon receipt of the assay data from the laboratory, a series of QA/QC evaluation procedures were undertaken by Entrée, and any failures investigated and recorded.  These evaluation procedures included:

•	Max-Min plots (to evaluate duplicate samples):

The results for the duplicate samples were plotted on modified scatter diagrams (max-min plots) to compare the differences between pairs to the expected error limit for duplicates of this type.  Duplicate pair assays were plotted such that the minimum of each pair was the X value and the maximum was the Y value.  The pair error shows as the distance between the point and the X-Y line.  A curve was also plotted on this graph, which for twin samples and RC field duplicates represented a relative error of 30%; for coarse duplicates, this represented a relative error of 20%; and for pulp duplicates, it represented a relative error of 10%.  This curve was derived from a hyperbolic function, which allows for a greater error tolerance near the detection limit.  The degree of this allowance was determined from the labs’ stated detection limits.  Points plotting above the red hyperbolic error line were considered out-of-specification (OOS) pairs.  The protocol for duplicates calls for no more than 10% OOS samples.

•	Control Charts (to evaluate standards)

Packets of reference standards were sent to the laboratory at a rate of approximately one for every 30 samples.  The results were plotted in chronological order on graphs depicting the mean grade of the standards being reviewed, as well as plus and minus two and three times the standard deviation of the dataset, and a moving average of the mean.  This provided a check of the precision of the assays.  Two or more consecutive results outside two standard deviations, or one result outside of three standard deviations from the mean, generally triggered a request to redo the standard and two or three samples before and after the standard in the sample stream.  This occurred a few times throughout the program, resulting in a few adjustments in standard grades, but no significant database adjustments.  Once the precision of the standard was acceptable, the reference standards’ results were compared against the certified grade or “best value” (BV), ± (5% + manufacturer’s tolerance limit), in order to check the accuracy of the assays.  This generated a positive or negative bias value as compared to the BV.  The following criteria were used to evaluate the accuracy of the standard:

-	good = 0 to ±5% bias

-	reasonable = ±5–10% bias

-	unacceptable: >±10% bias.

Page 11-14

•	Blank versus Preceding Sample Plots (to evaluate coarse and pulp blanks):

These scatter plots show the grade of the preceding sample along the X-axis and the grade of the blank along the Y-Axis.  A blank failure value was generally set at five times the lower detection for each element reviewed.  Samples above this threshold were considered as potential contamination events.

•	RMA Plots (to evaluate check samples)

The RMA plots were X-Y scatter plots that provided an unbiased fit of the data between two sets of assay results. The RMA calculations assumed that both sets of results were independent.

Core Twin Samples

Core twins were evaluated using max-min plots for copper, gold, silver, and molybdenum; the results are summarized in Table 11-9, and the results for copper are shown in

Figure 11-3.  An acceptable number of failures occurred for all of the elements, some of which may represent sample mix-ups bearing further investigation.  The results of the twin samples were considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%).  In summary, the core and RC sampling variance is considered to be within acceptable limits.  Same batch coarse duplicates and pulp duplicates were not included as part of the initial QA/QC program for assays submitted to ALS.

Table 11-9:	Twin Sample Failures

Element (examples)	Twin Samples
	Total	Failures	Failure Rate (%)
Cu	211	12	5.7
Au	211	2	0.9
Ag	211	15	7.0
Mo	118	2	1.7

Page 11-15

Figure 11-3:	Ann Mason – Copper in Twin Samples

Blanks

In total, 208 blank samples were processed for each of the four main elements, accounting for a 3.4% insertion rate.  It should be noted that a portion of the blanks correspond to the insertion of construction sand (as fine blanks), and the remainder were coarse blank material (coarse crushed landscaping rock).  The sterile nature of the coarse blank was verified by submitting 40 samples of the blanks to Skyline Lab.  All samples returned values either below the detection levels or occasionally at or near the detection levels for copper, molybdenum, gold, and silver.

Coarse/fine blank sample plots were prepared for all studied elements.  A few minor potential cross-contamination events during preparation were identified for copper, gold, silver, and molybdenum.  The failure criteria were set as 5 times the detection levels.  After reviewing the preceding sample grades, only a portion of these failures remain as possible contamination events, while the remaining failures can be discarded as low-level contamination events or outliers.

Standard Reference Material

In total, 216 standard reference materials (SRMs) were processed by ALS, accounting for a 3.5% insertion rate.  Most of the SRMs (207) were commercially available standards, purchased at CDN Resource Laboratories Ltd. (CDN) in Langley, BC (Table 11-10), while the remaining nine were custom prepared SRMs that replaced the CDN SRMs near the end of the ALS program.  Actual grades of the custom standards are not reported as this time in order to maintain the blind nature of the standards for ongoing sampling programs.  Grades for the elements of interest cover a range of high-, mid-, and low-grades typical for the Ann Mason deposit.  Approximately half of the CDN SRMs did not include certified values for molybdenum, and only one included a provisional silver value.

Page 11-16

Table 11-10:	Certified Values (CDN Labs)

Standard	Cu (%)	Mo (%)	Au (ppm)	Ag (ppm)
CDN-CGS-15	0.451	NA	0.57	NA
CDN-CGS-19	0.132	NA	0.74	NA
CDN-CGS-21	1.30	NA	0.99	NA
CDN-CGS-22	0.725	NA	0.64	NA
CDN-CGS-23	0.182	NA	0.218	NA
CDN-CGS-26	1.58	NA	1.64	NA
CDN-CGS-27	0.379	NA	0.432	NA
CDN-CM-4	0.508	0.032	1.18	NA
CDN-CM-5	0.319	0.050	0.294	NA
CDN-CM-6	0.737	0.083	1.43	3.3 (provisional)
CDN-CM-7	0.445	0.027	0.427	NA
CDN-CM-8	0.364	0.016	0.91	NA
CDN-CM-10	0.987	0.059	1.16	NA
CDN-CM-11A	0.332	0.038	1.014	NA
CDN-CM-12	0.917	0.112	0.686	NA

Notes:	SRMs purchased from CDN; an additional 9 custom prepared SRMs (AM-1, 2, 4, and 6) were also used; however, these are still in use, therefore their certified grades are not reported here.

Control charts were prepared for every element and for the respective certified element for each SRM.  Note that some of the standards only included a few sample submissions, precluding a statistically meaningful evaluation of the results.

Based on the criteria discussed previously, no failures were identified for copper, silver, or molybdenum, and only two failures were reported for gold (Table 11-11).

All copper, molybdenum, and silver standards returned acceptable levels of bias

(Table 11-11), except for standard CDN-CM-5, which returned an unacceptable (17.2%) bias for gold; however, this was only based on three samples.  The gold value for this standard may have been mislabelled, and it should not be used in future.  Eleven of the 12 standards with certified molybdenum values returned negative bias values.  Although these are considered reasonable and can be accepted, it is worth investigating to see whether a calibration issue exists at the lab.

Page 11-17

Table 11-11:	Summary of Standards (ALS Labs)

Standard	Cu			Mo			Au			Ag
	Outliers	Bias %	No. of Samples	Outliers	Bias %	No. of Samples	Outliers	Bias %	No. of Samples	Outliers	Bias %	No. of Samples
CDN-CGS-21	0	-0.9	20	NA	NA	NA	0	-2.9	20	NA	NA	NA
CDN-CGS-22	0	0.3	39	NA	NA	NA	1	-0.2	39	NA	NA	NA
CDN-CGS-23	0	-0.3	34	NA	NA	NA	0	3.6	34	NA	NA	NA
CDN-CGS-26	0	0.2	2	NA	NA	NA	0	0.0	2	NA	NA	NA
CDN-CGS-27	0	0.3	4	NA	NA	NA	0	3.2	4	NA	NA	NA
CDN-CM-4	0	-0.5	2	0	-3.1	2	0	-4.4	2	NA	NA	NA
CDN-CM-5	0	0.8	3	0	-2.0	3	0	17.2	3	NA	NA	NA
CDN-CM-6	0	0.8	14	0	1.5	14	0	3.5	13	0	-5.2	14
CDN-CM-7	0	1.2	21	0	-5.5	21	0	0.0	21	NA	NA	NA
CDN-CM-8	0	1.3	14	0	-7.6	14	0	-1.7	14	NA	NA	NA
CDN-CM-10	0	0.1	18	0	-3.4	18	0	2.6	18	NA	NA	NA
CDN-CM-11A	0	2.3	18	0	-6.6	18	0	3.7	18	NA	NA	NA
CDN-CM-12	0	-1.4	17	0	-4.0	17	1	-2.6	17	NA	NA	NA
AM-1	0	0.7	2	0	-5.9	2	NA	NA	NA	NA	NA	NA
AM-2	0	-0.2	2	0	-3.1	2	NA	NA	NA	NA	NA	NA
AM-4	0	-1.3	2	0	-5.3	2	NA	NA	NA	NA	NA	NA
AM-6	0	-2.1	3	0	-6.7	3	NA	NA	NA	NA	NA	NA

An example control chart for standard CDN-CM-7 for copper is provided in Figure 11-4.

Figure 11-4:	Ann Mason – Control Chart Standard STD CDN-CM-7 – Cu (%)

Page 11-18

Conclusions on ALS Sampling Campaign

In general, the QC data processing from ALS indicated acceptable results:

•	The QC insertion rate was slightly lower than ideal; however, this was subsequently increased, starting in August 2011, coinciding with the switch to Skyline Labs.

•
Twin sample data indicates that sampling variances are within acceptable ranges.  No coarse or pulp duplicate samples were collected, therefore a conclusion cannot be reached regarding sub-sampling and analytical variances.  These have been initiated for the Skyline submissions.

•	Indications of some minor potential cross-contamination during preparation and/or assaying have been detected and need to be investigated.

•
The standard insertions indicated that analytical accuracy for copper, molybdenum, gold, and silver was within acceptable ranges, apart from one gold standard (CDN-CM-5).  Analytical accuracy for molybdenum is acceptable; however, most of the standards are biased slightly low, which may indicate some minor analytical or calibration issues at the lab.

•
A few potential sample mix-ups remain to be investigated.  These mix-ups may have taken place on site, while labelling the samples or while introducing the data into the database, or at the lab, during preparation or assaying.  All of these possibilities should be considered.  The lab should be warned about the possibility that a mix-up may have occurred.

•	The sample batches processed by ALS can be accepted and used for resource estimation purposes.

11.7.3	Entrée Gold, Blue Hill Deposit (ALS Chemex, Sep. 2010–Jul. 2011)

Entrée established a thorough QA/QC program at the start of exploration in 2010.  Slightly modified programs were designed for both RC and core drilling, as follows:

•	For diamond drilling:

-	quarter-core twin samples (1 for every 30 samples)

-	coarse blanks (1 in 30)

-	certified standards (1 in 30).

•	For RC drilling:

-	RC field duplicates (1 for every 20 samples)

-	coarse blanks (1 in 20)

-	certified standards (1 in 40).

Page 11-19

ALS was designated as the primary lab between September 2010 and July 2011 (RC/Core holes EG-BH-10-001 to EG-BH-11-30).  Table 11-12 summarizes the QC samples applied to the ALS samples over the total period.

Table 11-12:	Blue Hill QC Summary: ALS-Chemex (Sep. 2010–July 2011)

Type	Number	Percentage %
Regular Assays – Core	1,207	-
Regular Assays – RC	2,548	-
Total Regular Assays	3,755	-
Duplicates
Core Twins1	41	3.4
RC Field Duplicates2	118	4.6
Coarse Duplicates	0	0.0
Pulp Duplicates	0	0.0
Total Duplicates	159	4.2
Blanks
Coarse Blanks3	154	4.1
Fine Blanks	0	0.0
Total Blanks	154	4.1
Standards	130	3.5
Total QC	443	11.8

Note:	due to different assay packages being used for portions of the oxide vs. sulphide mineralization, the number of QC assay results returned for Cu, Mo, Au, and Ag differed as follows:
1 Core twin samples: Cu 41, Au 24, Ag 24, Mo 26.
2 RC field duplicates samples: Cu 118, Au 89, Ag 89, Mo 35.
3 Coarse blanks: Cu 154, Mo 154, Au 112, Ag 112.

QC data was processed using the same techniques described in Section 11.7.2.

Core Twin Samples

Depending on the element, between 24 and 41 twin sample pairs were reviewed, accounting for a 2.0% to 3.4% insertion rate.  Max-min plots were prepared for copper, gold, silver, and molybdenum.  The failure rates ranged between 0% for gold and 25% for silver.  The copper failure rate was 14.6%.  The results of the gold and molybdenum twin samples were considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%).  The copper results were higher than the generally accepted limits (10% error rate); however, several of the failures were at very low grades and/or occurred very close to the failure line, and can therefore be accepted.  Silver values were much higher than acceptable limits; however, the grades were very low and close to the practical detection limits for silver, where the labs ability to replicate values is inconsistent.

Page 11-20

In summary, the core sampling variances for copper, gold, and molybdenum were considered to be within acceptable limits.

RC Field Duplicates

Depending on the element, between 35 and 118 RC field duplicate pairs were reviewed, accounting for a 1.4% to 4.6% insertion rate.  Max-min plots were prepared for copper, gold, silver, and molybdenum.  The failure rates ranged between 0% for gold and molybdenum and 2.5% for copper.  The results of the RC field duplicate samples were considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%).  The RC sampling variance was within acceptable limits for all elements.

Coarse Blanks/Fine Blanks

In total, 154 coarse/fine blank samples were processed, accounting for a 4.1% insertion rate.  Copper and molybdenum were analyzed for each of the 154 blanks; however, gold and silver were only analyzed for 112 samples (3.0% insertion rate), since Blue Hill drill holes targeting the oxide zone were not analyzed for these elements.  It should be noted that a portion of the blanks correspond to the insertion of construction sand (as fine blanks), and the remainder were coarse blank material (coarse crushed landscaping rock).  The switch from fine to coarse blanks occurred on June 25, 2011, (assay batch RE11097800).  For the purposes of this review, all blanks were processed together; however, upon review of the data, there was a minor change in background level for each of the four elements (copper, molybdenum, and silver increased; gold decreased), corresponding with the date the blank source was changed.

The sterile nature of the fine (sand) blank was not independently verified.  The coarse blank was verified by submitting 40 samples to Skyline.  All samples returned values either below the detection levels or occasionally at or near the detection levels for copper (0.01%), molybdenum (0.001%), gold (0.005 g/t), and silver (0.1 g/t) (refer to certificate BOG021, October 21, 2011).

Coarse/fine blank sample plots were prepared for all studied elements.  The failure criterion was set as five times the detection level.  After reviewing the preceding sample grades, only one of the failures for copper remains as a possible contamination event bearing further investigation.  The remaining failures can be discarded as low-level contamination events or outliers.  Many of the gold and silver failures prior to June 25, 2011, may be a result of original contamination within the sand blank.  Since the source of the blank has been changed, no action is required for these.

SRMs

In total, 130 SRM (standards) samples were processed, accounting for a 3.5% insertion rate.  Each SRM was a commercially available standard purchased at CDN.  Many of the standards were only for copper and gold, and did not include certified values for molybdenum.  Only one included a provisional silver value.  Control charts were prepared for every element and for each SRM.  Note that some of the standards only included a few sample submissions, precluding a statistically meaningful evaluation of the results.  The following criteria were used to evaluate the accuracy of the standards:

Page 11-21

•	good = <±5% bias

•	reasonable = ±5–10% bias

•	unacceptable: >±10% bias.

All copper, molybdenum, gold, and silver standards returned acceptable (good) levels of bias, except for molybdenum in standard CDN-CM-8, which returned a reasonable bias.  It should be noted that all five of the standards with molybdenum-certified values returned negative bias values, ranging from -0.5% to -8.0%.  Although these are considered good to reasonable and can be accepted for resource estimation, it is worth contacting the lab and determining why there appears to be a low, but systemic bias.

Samples were flagged as being failures if two consecutive samples plotted outside of the average ±2 standard deviation range, or one sample outside of the average grade ±3 standard deviation range.  No failures were identified for any of the four main elements.

Conclusions and Recommendations

In general, the Blue Hill QC data processing at ALS indicated acceptable results.

•	The QC insertion rate was slightly lower than ideal. However, this was subsequently increased in August 2011, coinciding with the switch to Skyline Labs.

•	RC field duplicate data indicated that sampling variances were within acceptable ranges.

•
Core twin sample data indicated a slightly higher than acceptable failure rate; however, several of the failures were very low grade and close to the failure line, and can be accepted.  During future drilling, the geologist should ensure that a core cutting guide line is marked on the core using a grease pen, and, in areas of coarse mineralization with a potential high nugget effect, the core should be rotated to determine the cutting line that will result in the most representative split.

•	No coarse or pulp duplicate samples were collected, and therefore a conclusion cannot be reached regarding sub-sampling and analytical variances. These have been initiated for the Skyline submissions.

•
Only one indication of potential cross-contamination during preparation and/or assaying has been detected and needs to be investigated.  For future batches, a pulp blank should accompany the coarse blank (inserted immediately before it), to determine whether sample contamination is occurring at the pulverization and analysis stage.  When possible, the core logging geologist should attempt to insert the two blanks immediately following a high-grade sample.

Page 11-22

•
The standard insertions indicated that analytical accuracy for copper, molybdenum, gold, and silver is generally very good and within acceptable ranges.  Analytical accuracy for molybdenum is acceptable; however, all of the standards are biased slightly low, which may indicate some minor analytical or calibration issues at the lab.

•
A few potential sample mix-ups remain to be investigated.  These mix-ups may have taken place on site, while labeling the samples or while introducing the data into the database, or at the lab, during preparation or assaying.  All of these possibilities should be considered.  The lab should be warned about the possibility that a mix-up may have occurred.

The sample batches discussed in this section can be accepted and used for resource estimation purposes.

11.7.4	Entrée Gold Skyline Samples (Jul. 2011–May 2012)

Starting in July 2011, Skyline was designated as the primary lab for sample preparation and analyses.  This includes data for drill holes EG-AM-11-011 and EG-AM-11-013 to EG-AM-11-030—the final Entrée hole included in the current Mineral Resource estimate.  In addition, 6,142 half-core intervals from historical Anaconda core were quartered and resubmitted to Skyline, along with the same percentage of QC insertions.  Table 11-13 summarizes the QC samples applied to the Skyline samples over the total period.

Table 11-13:	Regular QC Insertion Summary – Skyline (Jul. 2011–Feb. 2012)

Type	Number	Percentage (%)
Regular Assays	9,150	-
Historical Core Resampling	6,141	-
Total Samples	15,291	-
Duplicates
Twins	335	2.2
Coarse Duplicates	280	1.8
Pulp Duplicates	264	1.7
Total Duplicates	871	5.7
Blanks
Coarse Blanks	889	5.8
Total Blanks	889	5.8
Standards	903	5.9
Total QC	2,671	17.5

Page 11-23

A program of check assays at Analytical Laboratories Ltd. (ACME), Vancouver, was also initiated, and these results are presented in Section 11.8.4.  QC data was processed using the same techniques described in Section 11.7.2.

Core Twins

Core twin samples were evaluated using max-min plots for copper, gold, silver, and molybdenum, and the results are summarized in Table 11-14.  The copper plot for the twin samples is shown in Figure 11-5.  Results of the copper, gold, silver, and molybdenum twin samples were considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%).  In summary, the core sampling variance was considered to be within acceptable limits.

Table 11-14:	Twin Samples, Coarse, and Pulp Duplicate Failures

Element (examples)	Total	Failures	Failure Rate (%)
Twin Samples
Cu	333	9	2.7
Au	333	0	0.0
Ag	333	0	0.0
Mo	333	5	1.5
Coarse Duplicates
Cu	277	4	1.4
Au	277	0	0.0
Ag	277	7	2.5
Mo	277	1	0.4
Pulp Duplicates
Cu	261	15	5.7
Au	261	1	0.4
Ag	261	10	3.8
Mo	261	9	3.4

Page 11-24

Figure 11-5:	Example Relative Error Diagram – Quarter-Core Twins (Cu)

Coarse Duplicates

Coarse duplicates consisted of splits from the reject crushed material taken at the laboratory.  There were 277 of these control samples taken during the course of the drilling and historical core resampling program.  The coarse duplicates were run at the primary laboratory.  The results are summarized on Table 11-14 and were plotted on relative difference plots, similar to that depicted in Figure 11-6.

Page 11-25

Figure 11-6:	Example Relative Error Diagram – Coarse Duplicates

The principal difference between this diagram and the twin sample plot is that the error tolerance is reduced to 20%, owing to the fact that the reject material should be more homogeneous than intact core.

Results of the copper, gold, silver, and molybdenum coarse duplicates were considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 20%).  In summary, the coarse duplicate sampling variance is considered to be within acceptable limits.

Pulp Duplicates

Pulp duplicates were taken as splits from the original pulverized subsample and submitted to the primary laboratory for analysis.  A total of 261 duplicate pulps were collected over the course of the drill and historical core resampling program for those samples submitted to Skyline.  The paired duplicates were plotted on relative difference charts and scatter diagrams to look for excessive deviations or signs of bias (Figure 11-7), and the results

(Table 11-14) were also used to generate estimates of the practical detection limit.  The tolerance limit for pulp duplicates was established as 10%.

Page 11-26

Figure 11-7:	Example Relative Error Diagram – Pulp Duplicates

The higher number of failures for the pulp duplicates compared to that for the coarse duplicates and core twins may be due to an increased number of sample mix-ups, either by Entrée during the process of inserting and organizing the various types of pulp control samples (standards, pulp blanks, pulp duplicates, and database inputs), or mix-ups that occurred at Skyline.  Even so, the error rates for copper, molybdenum, gold, and silver were within the acceptable limits.

Blanks

Coarse blank material was inserted into the sample stream at a rate of approximately one for every 17 samples.  The blank reference material was coarse crushed landscaping rock purchased by Entrée from a local building supply shop.  When possible, the blanks were deliberately inserted following high-grade samples, in order to check for evidence of contamination resulting from improper laboratory procedures.  During the course of the program, 879 coarse blanks were sent to the laboratory.

The results were plotted in chronological order on graphs to look for OOS results, and also on “blank versus preceding sample” charts.  The protocol was established that any sample which returned a value greater than five times the detection limit was designated as a possible contamination event and was further reviewed.  Few samples were so designated, indicating that the assays were likely free of cross-contamination.

Page 11-27

Reference Standards

Prior to August 22, 2011, Entrée was using a selection of commercially prepared standards purchased from CDN, but subsequently switched to a suite of six custom prepared standards.  The custom standards (AM-1 to AM-6) were prepared by CDN labs using Ann Mason sulphide mineralized rock.  The new standards include certified values for copper and molybdenum, and mostly provisional or indicated values for gold and silver.  Grades for the elements of interest cover a range of high, mid, and low grades typical for the Ann Mason deposit.  Actual grades are not reported as this time in order to maintain the blind nature of the standards for ongoing sampling programs.

Packets of reference standards were sent to the laboratory at a rate of about three for every 50 samples.  The results were plotted in chronological order on graphs (as described in Section 11.7.2) in order to complete a check of the precision and accuracy of the standards.  The number of failures per standard is reported in Table 11-15.  All four elements show good precision for each standard, with a few failures remaining in the database.  These isolated failures remain to be further investigated to determine whether they are sample mix-ups or analytical issues.

The reference standards results were also plotted against the BV ± (5% + manufacturer’s tolerance limit) criteria in order to check the accuracy of the assays (Table 11-15).  All copper standards returned acceptable levels of bias, and only one molybdenum standard returned an unacceptable bias (AM-5); however, this is mainly influenced by a single, high molybdenum standard outlier.  Accuracy of gold values were either acceptable or, in one case, just above the upper limit.  All silver standards returned very consistent negative bias values, indicating poor silver analytical accuracy by Skyline.  Silver grades are biased low (between -14.9% and -26.7%, averaging -20%), and this could reflect a calibration issue at the lab.  The bias was further confirmed through a recent check assay program at ACME (Section 11.8.4), which revealed a -13.4% bias between ACME and Skyline silver assays.  Entrée will need to investigate this further to determine what action may be needed during future programs.

Table 11-15:	Summary of Standards (ALS Labs)

Standard		Cu		Mo		Au		Ag
	Samples	Outliers	Bias (%)	Outliers	Bias (%)	Outliers	Bias (%)	Outliers	Bias (%)
AM-1	44	0	0.4	0	0.3%	1	12.6	1	-26.7
AM-2	342	1	1.4	1	-1.0	6	7.8	7	-25.6
AM-3	39	0	0.6	0	2.7	4	2.0	1	-16.4
AM-4	144	2	-0.2	4	-1.9	3	3.5	3	-18.3
AM-5	44	0	0.8	1	17.2	3	6.7	0	-14.9
AM-6	255	4	0.0	6	0.0	4	6.7	2	-16.7

Note:	On the manufacturer’s certificates, all of the standards for Ag and Au (except Au AM-3) are noted as either provisional or indicated, and therefore provide only a guide towards analytical accuracy.

Page 11-28

An example of a control chart showing data from standard AM-4 for copper is provided in Figure 11-8.

Figure 11-8:	Example Control Chart – Cu in Reference Standard AM-4

Conclusions on Skyline Sampling Campaign

In general, the processing of QC data from Skyline indicated acceptable results.

•	The QC insertion rate (17.4%) was good.

•	Twin samples and coarse duplicates for copper, molybdenum, gold, and silver indicated that sampling variances for each of these duplicate types was within acceptable ranges.

•	Coarse blanks did not reveal any significant potential cross-contamination events during preparation and/or assaying.

•
The standard insertions indicated that analytical accuracy for Cu, Mo, and Au were within acceptable ranges, except for one gold standard (AM-1, 12.6% bias) and one molybdenum standard (AM-5, 17.2% bias).  Analytical accuracy for silver was unacceptable (bias levels ranging from -14.9 to -26.7 for all six standards).  Silver assaying will need to be investigated during the next phase of work.  A few outliers remain to be investigated for all four elements.

•	The sample batches processed by Skyline can be accepted and used for resource estimation purposes.

Page 11-29

11.8	Check Samples

Entrée has initiated several check assay programs that involve sending additional splits of the pulp reject material either back to the same laboratory at a later date, or to a secondary laboratory, as a check on the primary laboratory.  These check assay programs are described below.

11.8.1	Same Lab Check Assays (Ann Mason)

Since same-batch pulp duplicates were not included as part of the original QC program for batches sent to ALS, Entrée initiated a program of randomly selected, same-lab check assays in October 2011, after the original assays were completed.  This included 316 pulp samples re-assayed for copper and molybdenum.  The original samples were collected from drill holes EG-AM-10-001 to 11-010 and EG-AM-11-12, drilled between November 2010 and July 2011.  The sample batches included nine standards; therefore, the shipment included 307 check samples (representing 5% of the samples included in the regular submission batches).

The results were analyzed by RMA plots, which indicated a good fit for both copper and molybdenum between the different submission dates to ALS.  This was reflected in high values of the coefficient of determination R2 (for Cu, 0.997; for Mo, 0.990), and acceptable bias figures (for Cu, 0.5%; for Mo, -0.7%).  Nine outliers were identified for copper, with none identified for molybdenum (Table 11-16; Figure 11-9).

The check sample batches included nine standards to assess analytical accuracy at ALS.  No outliers were detected for any of the standards for either copper or molybdenum.  All copper standards yielded acceptable accuracies, with bias ranging from 0.7% to -2.1%.  Molybdenum bias levels were consistently negative, but acceptable, ranging from -3.1% to -6.7%.  The molybdenum bias levels are consistent with those from results of the review of the regular QC insertions during the period when ALS was the primary lab (Dec. 2010–July 2011).

Table 11-16:	Check Assay RMA Regression Statistics

Ann Mason Project RMA Parameters: Check Samples, Holes EG-AM-10-001 to -012
Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.985	307	307	1.025	0.007	-0.002	0.003	-2.5
Mo (%)	0.990	307	307	1.007	0.006	0.000	0.000	-0.7

Ann Mason Project RMA Parameters: Check Samples, No Outliers
Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias%
Cu (%)	0.997	298	9	2.9	0.995	0.003	0.001	0.001	0.5
Mo (%)	0.990	307	0	0.0	1.007	0.006	0.000	0.000	-0.7

Page 11-30

Figure 11-9:	Cu in Check Samples (outliers excluded)

11.8.2	ALS-Skyline Check Assays (Ann Mason)

A total of 114 samples originally assayed at ALS between May 2011 and July 2011 were sent for check assays at Skyline in Tucson, Arizona.  The original samples were collected from drill holes EG-AM-11-007 to 11-010, drilled between April and June 2011; Entrée initiated a program of random pulp resampling from these holes in September 2011.

The results were analyzed by RMA plots, which indicated a reasonably good fit for copper, molybdenum, and gold between ALS and Skyline.  This was reflected in high values of the coefficient of determination R2 (for Cu, 0.997; for Mo, 0.993; and for Au, 0.987).  Silver had a slightly lower R2 (0.946), possibly due to the different assay methods being used between the two labs.  Bias figures were acceptable (5.5% for Cu, -6.8% for Au).  The bias figure for molybdenum (-0.4%) was very good.  The bias level for silver (27.1%) was unacceptable, and could reflect the persistent negative bias in Skyline’s silver assays (Table 11-15).  Table 11-17 shows the results of the RMA statistics for all data, while Table 11-18 and Figure 11-10 shows the results with the outliers removed.

The check sample batches did not include any standards, duplicates, or blanks, and therefore no conclusion can be reached regarding analytical accuracy or precision or potential contamination.

Page 11-31

Table 11-17:	Check Assay RMA Regression Statistics (All data)

Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.962	114	114	0.941	0.017	0.000	0.009	5.9
Mo (%)	0.987	114	114	0.971	0.010	0.001	0.000	2.9
Au (ppm)	0.937	114	114	1.135	0.027	-0.001	0.002	-13.5
Ag (ppm)	0.881	114	114	0.743	0.024	0.045	0.034	25.7

Table 11-18:	Check Assay RMA Regression Statistics (Outliers Removed)

Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.997	110	4	3.5	0.945	0.005	0.000	0.003	5.5
Mo (%)	0.993	111	3	2.6	1.004	0.008	0.001	0.000	-0.4
Au (ppm)	0.987	100	14	12.3	1.068	0.011	0.001	0.001	-6.8
Ag (ppm)	0.946	98	16	14.0	0.729	0.016	0.012	0.023	27.1

Figure 11-10:	Cu in Skyline Check Samples (outliers excluded)

11.8.3	ALS-ACME Check Assays (Blue Hill)

A total of 188 randomly selected samples, originally assayed at ALS between September 2010 and July 2011, were sent for check assays at ACME in Vancouver in February 2012.  This represents about 5% of the samples included in the regular ALS Blue Hill submission batches.  The original samples were all collected from the Blue Hill deposit, from drill holes EG-BH-10-001 to 11-030, which were drilled during 2010 and 2011.  The check assay sample batches included 11 standards, 12 pulp blanks, and 10 pulp duplicates; the shipment therefore included a total of 221 samples.  Not all of the original Blue Hill samples in the oxide zone were analyzed for gold; therefore, check assays for this element only consisted of 118 samples.

Page 11-32

The results were analyzed by RMA plots, which indicated a very good fit for copper and molybdenum, and a reasonable fit for gold, between ALS and ACME.  This was reflected in high values of the coefficient of determination R2 (for Cu, 0.999; for Mo, 0.991; and for Au, 0.784).  The analytical method that ACME used for silver has a detection limit that is higher than the general range of silver grades at Ann Mason, and therefore no comparison was done with ALS silver values.  Bias figures (0.8% for Cu, -4.0 for Mo, and 3.1% for Au) were good.  Table 11-19 shows the results of the RMA statistics for all data, while Table 11-20 shows the statistics with the outliers removed.  Four outliers were identified for copper, two for molybdenum, and seven for gold (Table 11-20, Figure 11-11).

The check sample batches included 11 standards (3 separate standards for copper, molybdenum, and gold) to assess analytical accuracy at ACME.  No outliers were detected for any of the standards, and all standards yielded acceptable accuracies.  No significant potential contamination was noted for copper or molybdenum; however, two failures were noted for gold and are currently being investigated.  All duplicates returned acceptable values.

Included in the batch of external duplicates were 11 sieve checks designed to test the quoted pulverization protocols by ALS (85% passing -200 mesh).  The average result of the eleven checks was 94% passing -200 mesh, and no samples failed the passing criteria.

Table 11-19:	RMA Parameters: Check Samples (Blue Hill)

Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.991	188	188	0.978	0.007	0.002	0.002	2.2
Mo (%)	0.987	188	188	1.046	0.009	0.000	0.000	-4.6
Au (ppm)	0.090	118	118	0.499	0.044	0.001	0.001	50.1

Table 11-20:	RMA Parameters: Check Samples, No Outliers

Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias 5
Cu (%)	0.999	184	4	2.1	1.008	0.003	0.000	0.001	-0.8
Mo (%)	0.991	186	2	1.1	1.040	0.007	0.000	0.000	-4.0
Au (ppm)	0.784	111	7	5.9	0.969	0.041	-0.001	0.000	3.1

Page 11-33

Figure 11-11:	Cu in ACME Check Samples – Blue Hill Samples (Outliers Excluded)

11.8.4	Skyline-ACME Check Assays (Ann Mason)

A batch of randomly selected pulp samples, originally assayed at Skyline between July 2011 and May 2012, was sent for check assays at ACME in Vancouver in August 2012.  The original samples (751 pulps) were all collected from the Ann Mason Deposit, from Entrée drill holes EG-AM-11-011 and EG-AM-11-013 to EG-AM-11-030, drilled during 2011 and 2012, and from the recent historical core re-assaying program.  The sample batches also included 44 standards, 44 pulp blanks, and 44 pulp duplicates; therefore, the total shipment included 883 samples.  The 751 pulps represent about 4.9% of the samples included in the regular submission batches to Skyline.

The results were analyzed by RMA plots, which, after outliers were removed, indicated a very good fit for copper, molybdenum, gold, and silver between Skyline and ACME.  This is reflected in high values of the coefficient of determination R2 (for copper: 0.995; for molybdenum: 0.988; for gold: 0.952 and for silver: 0.832).  Bias figures (for copper, -0.1%; for molybdenum, -3.2; and for gold, -1.0%) are good.  The bias for silver is much higher (-13.4%), and could reflect assaying or calibration issues at Skyline (Section 11.7.4).  Table 11-21 shows the results of the RMA statistics with the outliers removed.  Figure 11-12 shows an RMA plot for copper with the outliers removed.

Page 11-34

Table 11-21:	RMA Statistics (ACME vs. Skyline)

Ann Mason – RMA Parameters – Check Samples – No Outliers

Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias %
Cu (%)	0.995	746	5	0.7	1.001	0.003	-0.002	0.001	-0.1
Mo (%)	0.988	748	3	0.4	1.032	0.004	0.000	0.000	-3.2
Au (g/t)	0.952	742	9	1.2	1.010	0.008	-0.001	0.001	-1.0
Ag (g/t)	0.832	731	20	2.7	1.134	0.017	-0.003	0.023	-13.4

Figure 11-12:	RMA Plot – ACME vs. Skyline, Copper

The check sample batches included 44 standards (three separate standards, AM-2, AM-5, AM-6) to assess analytical accuracy at ACME.  One outlier was detected for silver in Standard AM-2, but none were detected for any of the remaining standards for copper, molybdenum or gold.  All standards yielded acceptable accuracies (<10%).  No significant potential contamination was noted for copper, molybdenum, gold, or silver.  All duplicates returned acceptable values.

As part of the check assay program, Entrée requested that ACME check the quoted pulverization protocols of Skyline lab (95% passing -150 mesh) by completing sieve checks on approximately 5% of the pulps submitted.  The results showed that the pulps were pulverized to grain sizes ranging from 62% passing -150 mesh to 98% passing -150 mesh.  Although the stated protocols by Skyline are probably more aggressive than labs can typically achieve on a regular basis, only 10 out of 34 pulps tested matched or exceeded Skyline’s protocols.  The average value achieved was 84% passing -150 mesh, which is probably still a reasonable average pulverization size.  However, Skyline should be notified regarding the pulverization protocols not being met.

Page 11-35

12	Data Verification

12.1	Data Verification (Ann Mason)

12.1.1	QA/QC Program Review

Scott Jackson has reviewed the QA/QC program used by Entrée for sampling at the Ann Mason deposit and is of the opinion that it is in accordance with standard industry practice and CIM Exploration Best Practice Guidelines.  Entrée personnel have taken all reasonable measures to ensure that the sampling completed to date is accurate and precise.

12.1.2	Database Verification

In July 2012, Entrée initiated a program of database double data entry to validate the historical recorded assay data at the Ann Mason deposit from the Anaconda era of sampling, as well as the more recent digitally imported data.  Most of the historical assay results are recorded on paper assay certificates and drill logs, many being photocopies of original hand written data.  For this data, the double data entry method is the preferred system, since it ensures the lowest error rate and is proven the most effective method to remove entry errors from databases.  This entry system permits the validation, audit, cleaning and clarification of a database on a real-time basis, with the intent to limit data entry error to less than 1%, well within the rate of error acceptable for data used in a resource model.  This system of data entry dedicates two teams to enter the identical data that was captured on hardcopy forms, in individual databases on separate local computers.  The databases are then compared at the completion and errors fixed with the end product being a validated database.

For the Ann Mason data, an Excel programme was used to select every 20th sample from the assay export file used to estimate the Ann Mason resource, or approximately 5% of the database.  This totaled 2,162 samples.  Data from the two data entry teams was compared and it was determined that 12 data errors exist in the checked portion of the database, representing approximately a 0.6% error rate.  Most of the errors that remain are from poorly documented or illegible entries in the original data, however these types of errors are rare and do not represent a significant percentage of the overall database.  Scott Jackson considers the assay results acceptable for use in the estimation of Mineral Resources.

During Scott Jackson’s site visit, he also reviewed the drill hole collars in the historical hardcopy files for 35 Anaconda drill holes (out of 105 available files).  Of these, 23 were found to have the same coordinates in hardcopy as in the database; five holes had no hardcopy information to verify collars; and nine holes had two sets of coordinates.  Since then Entrée have investigated these discrepancies and re-surveyed several of the locations in the field.

Page 12-1

Scott Jackson also reviewed more than 5% of all assays by comparing hard copy original assay certificates against the assays recorded in the database.  No material errors were detected.  Some minor errors were noted, for example in D115 where some assays that were below detection were allocated a grade of zero and some cases where intervals logged as 'no core' have zero grades also (Hole D166).

12.1.3	Independent Review of Core Samples

The collection of independent samples is meant to demonstrate that mineralization exists on the property in similar ranges reported by the issuer.  To this end, Scott Jackson reviewed core from several holes while at site and observed chalcopyrite, bornite, and/or molybdenite mineralization in the core in the approximate percentages that would roughly coincide with copper and/or molybdenum grades as reported by the company.

12.1.4	Drill Hole Locations

The locations of three holes (ANN06001, D164, D227) were checked in the field by Scott Jackson during the site visit.  The locations were determined by a hand-held GPS and, which were all within approximately 10 m of those reported by Entrée in the final database.  In Scott Jackson’s opinion, this is acceptable given the accuracy of the device (±10 m) used during the site visit.

12.1.5	Logging Review

During the site visit, Scott Jackson reviewed the mineralized sections of hole ANN06001, which comprised predominantly granodiorite with intermittent zones of one type of Quartz Monzonite Porphyry (Qmp-a).  Mr. Jackson concluded that the logging was of good quality but noted that a degree of familiarity with the rocks was required to classify lithologies according to the local schemes (in particular differentiating some of the different phases of Qmp was not always obvious).  When comparing the logs with the assays a link was noted between lithologies with an increased mafic component and increasing copper grades.  Copper mineralisation in the form of bornite and chalcopyrite was observed in quantities consistent with the assays.

12.2	Data Verification (Blue Hill)

12.2.1	Database Verification

AGP checked the drill hole assay database for missing intervals, out of sequence intervals, non-numerical values, negative values, and min and max values.  No errors were observed.  Only one missing sample interval of 4.5 m in length was observed in the database in drill hole EG-BH-11-025, but was located in the overlying non-mineralized volcanic rocks.  Sixteen missing intervals in historical holes were observed in non-mineralized rocks and three missing intervals were observed within the sulphide mineralization.  Compositing routines substituted these missing intervals with zero grades.

Page 12-2

AGP selected four drill holes from the 2010/11 drilling for verification of the assay database against the assay results provided directly to AGP by the ALS Minerals.  A total of 759 samples results were crosschecked against the certificates that represents 20% of the total samples collected.  AGP checked total copper, oxide copper, molybdenum, gold, and silver; however, not all samples were tested for all elements.  No discrepancy was observed.

AGP also selected four drill holes from the historical drilling for verification of the assay database.  A total of 984 sample results representing 35% of the historical assay database were cross checked against drill hole logs for two holes completed by Anaconda, and against laboratory certificates supplied by Entrée for two holes completed by PacMag.  AGP checked total copper, molybdenum, gold, and silver; however, not all samples were tested for all elements.  Only copper was checked for the Anaconda holes.  No discrepancy was observed.

AGP did not cross check geology logs with lithological data in the database.  As a grade shell was used to constrain the resource estimate, any errors in geological coding in the database would not be considered material to the results.

AGP did not cross check down hole survey measurements with the data in the database.  As most holes were vertical, any errors would be minor in their impact.

12.2.2	Site Visit

Mr. Pierre Desautels visited the Property between February 27 and March 1, 2012, accompanied by Mr. Mario Colantonio of PES, Mr. Derek Kinakin and Mr. Warren Newcomen of BGC Engineering, and Mr. Jay Melnyk of AGP Mining Consultants.  The visit was hosted by Mr. Rob Cinits, Director of Technical Services, Mr. Thomas Watkins, U.S. Exploration Manager, and Mr. Norman Page, Senior Geologist for Entrée Gold.  One drill rig was active during the site inspection.

The 2012 site visit entailed brief reviews of the following:

•	overview of the geology and exploration history of the Property

•	current exploration program on the Property

•	infill drill program for resource category conversion

•	visits to drill site and drill hole collars check survey

•	drill rig procedures, including core handling discussion

•	surveying (topography, collar, and downhole deviations)

Page 12-3

•	sample collection protocols at the core logging facility

•	sample transportation and sample chain of custody and security

•	core recovery

•	QA/QC program (insertion of standards, blanks, duplicates, etc.)

•	monitoring of the QA/QC program

•
review of diamond drill core, core logging sheets, and core logging procedures (including commentary on typical lithologies, alteration and mineralization styles, and contact relationships at the various lithological boundaries)

•	specific gravity sample collection and determination

•	geological and geotechnical database structure, and all procedures associated with populating the final assay database with information returned from the laboratory.

Geological Model

An interpretation of the geological model for Blue Hill was in progress at the time of the site visit.  A set of cross-sectional interpretations drawn on paper and reconciled in two azimuths (similar to a fence diagram) was near completion.  The interpreted model was supported mostly by reverse circulation holes, with a few diamond drill core holes.  Well-organized chip trays facilitated the examination of the data collected.

Core Logging

AGP considered the core logging and core handling procedures to be industry standard.

The core handling was observed to be very efficient.  The core is stored at the Entrée exploration office in Yerington, Nevada.  The complex consists of a large warehouse with offices inside a fully fenced yard.  Entrée also leases two nearby warehouses to store the RC chips, sample rejects, sample pulp, and Anaconda core.

The drill core boxes are marked in feet by the driller, and drill rods are also assumed to be imperial lengths.  The core is collected daily by a geologist and brought to the Entrée exploration office.  The core is placed onto a logging table, measured in metric units, and logged for lithology, mineralization, alteration, veining, structure, magnetic susceptibility, and RQD.  Observations are recorded on paper forms, which are then transcribed into a computer.  The geologist logging the core can visually identify the mineral assemblages in the mineralized zone.  AGP observed, the lithology and ICP assay results plotted on graphic logs, and the drill hole log was being adjusted as necessary by Entrée's geologists.  AGP found that Entrée’s core logging and validation procedure resulted in consistency between drill hole logs, which is important since the domains used in the resource model rely in part on the visual determination of the mineralized assemblages.

Page 12-4

Core recovery in a number of core boxes examined by AGP showed rubble material, caused by weak fracture planes that break into small pieces when the core is emptied from the core barrel, as opposed to ground core, evidenced by angular features of the recovered pieces.  Sampling activity intensifies the core deterioration.  Since solid core was recovered for these intersections, the measured core length is subject to interpretation by the logger.  Entrée experimented with a triple tube core barrel, without much success considering the added cost.  AGP recommends conducting a trial study to determine if core recovery is being estimated accurately in zones that are heavily fractured.  AGP suggest estimating the core recovery by weighing the recovered contents of each run of a drill hole and dividing the results by an assumed weight of a full run of core with 100% recovery.  The methodology assumes a constant SG.  AGP recommends comparing the estimates with recoveries using the standard technique of measuring the length of the recovered core.

Core Sampling

AGP observed core cutting by diamond saw blade.  The saw blade was continuously cooled by fresh water.  A decant tank was used to prevent the rock cuttings from leaking into the environment.  During the site visit, core was often observed to be heavily fractured, and in these zones, the technician collected approximately half of the broken pieces.

Once cut, the core was tagged and sampled by a locally hired technician, who also inserted the required QA/QC control samples.  The drill hole samples were individually bagged in 6 mil plastic bags and loaded in woven polypropylene sacks for shipment.  The samples are picked up by the laboratory truck and driver at Entrée's warehouse.  AGP found the security and chain of custody to be industry standard or better.

QA/QC Review

AGP observed QA/QC procedures exceeding industry standard.

Quarter core twin samples were collected by re-sawing the half-core samples destined for delivery to the laboratory.  The twin samples have a sample volume half that of the regular samples however, the twin samples are of equal volume to each other.  AGP does not consider this an issue, as the grade is relatively consistent.

Packets of standard reference material were inserted in the sample chain without the suppliers’ tags but with the regular sample tags used in the sample sequence.

AGP observed coarse crushed blanks, volcanic rock from a landscape supply store in Reno, Nevada, being inserted into the sample sequence to test for contamination at the sample preparation stage.  Fine blanks were not observed.

Specific Gravity

AGP observed the specific gravity laboratory equipment, which included a 0.1 g precision A&D GF8000 scale that is calibrated daily.  SG is determined on dried, wax-coated core samples.  Entrée uses a standard to check the precision of the scale.  The formula used by Entrée was observed by AGP to be applied correctly.

Page 12-5

Independent Collection of Core Samples

Seven drill hole samples were collected by AGP during the site; four from Blue Hill and three from Ann Mason.  Samples consisted of quarter-core splits and core fragments, except for two Blue Hill samples (89957 and 89958), which consisted of reverse circulation chips.  The sample intervals replicated Entrée’s intervals.  AGP packaged the samples on site, and then shipped via courier directly to Activation Laboratories Ltd., Ancaster, Ontario, an independent laboratory not previously used by Entrée.

Samples were analyzed for gold using fire assay with an AA finish (code 1A2-50); copper, silver, and molybdenum were assayed using a four-acid digestion followed by ICP-OES (Code 8).  The Blue Hill samples were also submitted for CN soluble copper and acid soluble copper analysis.  All samples showed negligible gold, silver, or molybdenum values.  Three of the Blue Hill samples indicated that most of the total copper is acid soluble, while one sample (89958) indicated total copper, which was mostly CN soluble and not acid soluble.  From the assay results shown in Table 12-1 and Table 12-2, AGP concluded that the general range of values returned by the character samples collected during the site visit correspond well with those reported by Entrée.

Table 12-1:	Blue Hill Check Sample Results

Hole ID	EG-BH-11-017		EG-BH-11-016		EG-BH-10-001		EG-BH-10-005
Sample number (AGP/Entrée)	89955 / 620329		89956 / 620168		89957 / 609515		89958 / 610177
Au (ppb)	<5	-	6	-	<5	<5	<5	<5
Ag (ppm)	<3	-	<3	-	<3	<0.2	<3	0.6
Cu (%)	0.249	0.326	0.371	0.364	0.074	0.055	0.749	0.651
Mo (%)	<0.003	0.005	<0.003	0.001	<0.003	<0.001	0.005	0.005
Cu-CN-Sol (%)	0.002	-	0.005	-	0.002	-	0.314	-
Cu-Acid-Sol (%)	0.228	0.285	0.303	0.268	0.053	-	0.098	0.057

Table 12-2:	Ann Mason Check Sample Results

Hole ID	EG-AM-11-014		EG-AM-11-022		EG-AM-11-010
Sample number (AGP/Entrée)	89954 / 639347		89959 / 643934		89960 / 619241
Au (ppb)	250	237	195	194	7	11
Ag (ppm)	4	3.9	<3	4.3	<3	0.7
Cu (%)	0.878	0.760	0.959	1.060	0.280	0.418
Mo (%)	<0.003	0.005	<0.003	<0.001	< 0.003	0.002

Page 12-6

Collar Coordinate Validation

Collar coordinates were verified with the aid of a handheld Garmin GPS Map, Model 60CSx.  A series of collars were randomly selected, and the GPS position was recorded.  As shown in Table 12-3, results indicated an average difference in the X-Y plane of 2.5 m for the five holes where the instrument was located on the collar.  On the Z plane, an average difference of 1.2 m was recorded.  The differences observed are well within the accuracy of the hand held GPS unit used.

Table 12-3:	Collar Coordinate Verification

Gems Database Entry				GPS Point Recorded During Site Visit				Differences between Gems and GPS
Point-ID	East	North	Elev.	Origin	East	North	Elev.	X-Y plane (m)	Z plane (m)
BH-10-003	302041.9	4319125.7	1589	AGP	302041	4319125	1590	1.1	-1.3
BH-10-001	302264.5	4319222.3	1599	AGP	302262	4319224	1596	3.0	2.8
AM-12-028	304420	4318144	1681	AGP	304418	4318143	1681	2.2	0.2
AM-12-027	303839.6	4317767.2	1622	AGP	303839	4317767	1618	0.7	4.3
D114	304399.7	4317533.6	1674	AGP	304397	4317529	1674	5.3	-0.1
					Average difference			2.5	1.2

Page 12-7

Site Visit Photos

Figure 12-1 displays a few photographs taken during the 2012 site visit.

Figure 12-1:	Site Visit Photos

Page 12-8

13	Mineral Processing and Metallurgical Testing

13.1	Introduction

Bench-scale metallurgical testwork on samples from the Ann Mason deposit has been carried out in two separate programs: the first by The Anaconda Company (Anaconda) in 1970, and most recently at Metcon Research (Metcon) in 2011/2012.  The objective in all of the work conducted to date has been to evaluate the response of the mineralization to conventional sulphide concentration by froth flotation.  Column leach testing of four composite samples of split drill core was also completed on the Blue Hill deposit.  A summary of the results of these programs follows.

13.2	Ann Mason Deposit

13.2.1	The Anaconda Company, 1970

The earliest available testwork results on samples from the Ann Mason deposit date back to a 1970 report written by M.J. Noakes of Anaconda (Noakes, 1970).  Diamond drill core assay reject samples, described as “in good condition,” were used for this work.  The program consisted of head characterization, mineralogy, and preliminary rougher and cleaner flotation tests.

A total of 21 samples from 9 different drill holes were crushed down to minus 10 mesh and split into 500 g charges.  A single charge from each sample was combined to form one overall master composite described as “MN/AM-1.”

Polished sections were prepared from two samples taken from separate holes in the deposit: one from a chalcopyrite zone, and the other from a chalcopyrite-bornite zone.  Mineralogical examination by optical characterization and point counting was carried out by the Geophysical Division of Anaconda.  The results indicated that the mineralization has a “simple mineralogy” with no significant interlocking between sulphides, although very little pyrite was detected in either sample.  The report also characterized the gangue as “unaltered,” and unlikely to result in excessive slime generation.

A grinding series was conducted on the overall composite to determine the effect of particle size distribution on copper recovery in rougher flotation.  The series consisted of six tests, with lab mill grinding times ranging from 2 to 30 minutes.  Results indicated that grinding finer than a P80 of 100 µm did not improve copper recovery, and that the optimum grind size lies somewhere between 185 µm (5 minute grind) and 100 µm (10 minute grind).  Size-by-size assays on the tailings samples indicated that a significant increase in mineral liberation was not achieved beyond 10 minutes of lab mill grinding.  As a result, all subsequent tests used a target grind P80 of 100 µm.

Page 13-1

A standard test procedure was applied to each of the 21 individual composites.  The flowsheet consisted of a 100 µm grind, followed by rougher flotation for six minutes at pH 10.5 using Dow Z-11 as a collector and MIBC, and a single stage of cleaning for three minutes, also at pH 10.5.  There was no regrind step prior to cleaning.  Arithmetic averages of the results of these tests are presented in Table 13-1.

Table 13-1:	Averaged Flotation Results from 21 Metallurgical Composites

Product	Weight %	Assays				Distribution
		Cu %	Mo %	Fe %	S %	Weight %	Cu %	Mo %
Cleaner Concentrate	1.5	25.8	0.198	-	-	1.5	85.9	-
Rougher Concentrate	4.3	9.42	0.073	-	-	4.3	94.5	69.5
Rougher Tailing	95.8	0.024	0.0014	-	-	95.8	5.5	30.5
Calculated Head	100	0.415	0.0043	-	-	100	100	100
Head Sample	-	0.409	0.0039	1.64	0.71	-	-	-

The results of the flotation testwork on the individual composites were consistent with those from the master composite MN/AM-1.  Rougher copper recovery ranged from 91.5% to 99.8%, and averaged 94.5%.  Mass recovery to the rougher concentrate ranged from 3.0% to 7.8%.

Single stage, open-circuit cleaning without a regrind resulted in an average cleaner copper recovery of 85.9%.  It is reasonable to expect that losses to the 1st Cleaner tails could be reduced through optimization of the 1st Cleaner stage, addition of a regrind step, and/or the addition of a cleaner scavenger.

Cleaner concentrate grades averaged an acceptable 25.8% Cu, but varied widely from 8.4% Cu to 38.7% Cu.  The poorest grades were associated with two samples that showed much higher than average S:Cu ratios, on the order of 5:1 to 6:1.  These samples likely contained elevated concentrations of activated pyrite, which diluted the concentrate.  Conversely, final concentrate grades exceeding 38% Cu were seen for two of the composites whose S:Cu ratios were well below 1.0.  The presence of bornite in these samples is believed to contribute to the high copper grades.

Molybdenum head grades in the flotation composites ranged from 5 ppm to 88 ppm.  Rougher recovery averaged 69.5% to a concentrate grading 730 ppm Mo.  Molybdenum recoveries to the cleaner concentrate were not reported, but the grade averaged 1,590 ppm Mo.  Copper/molybdenum separation testing was not attempted, due to the low head grade of the sample and the limited mass of sample available.

Page 13-2

In addition to molybdenum, a small amount of silver, averaging 1 ppm, was identified in the head samples.  Flotation results indicated that the silver follows the copper and molybdenum.

13.2.2	Metcon Research, 2011

In July 2011, assay reject samples from the Ann Mason deposit arrived at Metcon in Tuscon, Arizona, for metallurgical testing.  The purpose of the program was to conduct a preliminary flotation study leading to the development of a process flowsheet for optimal concentration of the Ann Mason mineralization.

Head Characterization

Two metallurgical composites were generated, each representing assay reject samples from a single drill hole from two separate sulphide domains within the Ann Mason deposit.  The first composite was from core drill hole EG-AM-11-003, and included 19 contiguous 2 m intervals between 768 and 806 m depth within the chalcopyrite-bornite domain.  The second composite was from core drill hole EG-AM-11-009, and included 18 contiguous 2 m intervals between 194 and 230 m depth within the chalcopyrite domain.  Table 13-2 provides a summary of the head assays for the composites.

Table 13-2:	Head Analysis of the Composite Samples

Sample	Assays
	Cu %	Mo %	Ag g/t	Au g/t	ST %	Fe %	Insol. %
EG-AM-11-003	0.46	0.016	0.90	0.07	0.33	0.58	91.74
EG-AM-11-009	0.37	0.008	0.30	0.02	0.36	1.69	87.42

Note:	Insol. = Insoluble

Copper and molybdenum grades for the new composites were comparable to those from the Anaconda work in 1970.  The sulphur to copper ratios ranged from 1:1 (EG-AM-11-009) to 0.7:1 (EG-AM-11-009), and were at the lower end of the scale compared to the earlier work.

Quantitative mineralogical study of the composite head samples was conducted by Mineral Liberation Analyzer (MLA) at the Center for Advanced Mineral and Metallurgical Processing at The University of Montana.  The results indicated that copper mineralization for the EG-AM-11-003 composite consisted of both chalcopyrite (64%) and bornite (36%), whereas for the EG-AM-11-009 composite the copper was almost entirely (>99%) chalcopyrite.

Mineral locking data indicates that chalcopyrite particles are well liberated in all size fractions, with the exception of the minus 37 µm particles for composite EG-AM-11-003.  Where present, bornite showed a strong association with chalcopyrite.

Page 13-3

Rougher Flotation Tests

A series of batch rougher flotation tests were carried out on 1.5 kg charges of each composite.  The purpose of these tests was to identify optimum flotation conditions for copper and molybdenum recovery.  Variables evaluated during this testwork included primary grind size, pH, collector type, and collector dosage.

Rougher flotation recoveries at varying primary grind sizes are presented in Figure 13-1.  The results indicate only a very slight increase in recovery with finer grinding for both composites, within the P80 range of 74 µm to 149 µm.  In comparison, coarser grinding appears to favour higher molybdenum recoveries, possibly due to increased smearing of molybdenite at longer grind times.  Based on these results, a primary grind P80 of 105 µm was selected for all subsequent testwork in this program.

Figure 13-1:	Effect of Grind Size on Copper and Molybdenum Recovery in Rougher Flotation

Note:	Label 003 corresponds to composite sample EG-AM-11-003.

A series of tests were carried out to evaluate the effect of pulp pH on rougher flotation kinetics.  The tests compared the natural pH (~7.5) of the mineralazation with pH adjusted to 9.0, 10.0, and 11.0 through the addition of lime.  For both composites, the overall mass pulled to concentrate decreased as pulp pH increased, but copper, molybdenum, and sulphur recovery was essentially unchanged.  It should be noted, however, that pH may be an important means of maintaining selectivity against pyrite for zones demonstrating higher S:Cu ratios than those of the composites tested here.

Collector types and dosages were looked at by comparing combinations of C-3330 (SIPX) and fuel oil with MX-3045 (a xanthate-ester blend).  Similar to the effect of grind size and pH, changes in collector had little if any influence on copper recovery under the conditions tested, with recoveries ranging from 95.5% to 96.5%.  Slightly more variability was observed in the recoveries for molybdenum and silver between tests, but these differences may be more attributable to very low head grades and analytical uncertainty, rather than any change in the test conditions themselves.

Page 13-4

Based on the results of the collector series, reagent additions of 10 g/t C-3330 and 28 g/t fuel oil were selected for the rougher circuit.

The addition of a surfactant, Triton, was found to have no impact on molybdenum recovery.

Cleaner Flotation Tests

Batch cleaner flotation tests were carried out to evaluate the effect of sodium silicate and rougher concentrate regrinding on rejecting gangue minerals, and to evaluate flotation kinetics in the first and second cleaning stages.

For both composites, the addition of sodium silicate (in dosages from 100 to 300 g/t) had a negative effect on 1st Cleaner concentrate copper grade, with no effect on recovery.

The effect of regrinding prior to cleaner flotation on metal recovery is presented in

Figure 13-2.  The results indicate that for both composites optimum results were achieved with a regrind size P80 of 44 µm.

Figure 13-2:	Effect of Regrind Size on Copper and Molybdenum Recovery in Cleaner Flotation

Page 13-5

Kinetic sampling of the cleaner circuit revealed that moderate flotation times are sufficient for batch flotation using the equipment tested (1st Cleaner, 6 minutes; 1st Cleaner scavenger, 4 minutes; and 2nd Cleaner, 4 minutes).  For composite EG-AM-11-003, an open-circuit copper grade of 34.8% was achieved at a recovery of 87.1%.  In comparison, composite EG-AM-11-003 generated a grade of 28.6% Cu at a recovery of 91.7%.

Locked-Cycle Testing

The optimized rougher and cleaner flotation conditions discussed in the previous two sections were used to carry out a six-cycle cleaner flotation test on each of the composite samples.  The test was locked by recycling the rougher scavenger and cleaner scavenger concentrates from each cycle to the rougher conditioner stage of the subsequent cycle.  In a similar fashion, the second cleaner tailings were recycled to the first cleaner feed.

Both tests demonstrated reasonably good stability between cycles in terms of mass and metal recovery to final concentrate.  Table 13-3 and Table 13-4 provide a summary of grades and recoveries for the last four cycles from each test.

Table 13-3:	Grades and Recoveries for the Last Four Cycles of the Locked-Cycle Test on Composite EG-AM-11-003

FT-C3-22 Cycle	Grade						Recovery
	Cu %	Mo %	Ag g/t	Au g/t	ST %	Insol. %	Cu %	Mo %	Ag %	Au %	ST %	Insol. %
C	36.3	1.10	69	3.9	17.6	12.4	93.3	74.8	70.5	79.7	61.6	0.18
D	35.1	1.19	70	3.6	20.9	14.1	93.8	77.1	73.0	77.2	72.3	0.21
E	36.6	1.18	70	4.0	17.6	13.4	93.7	78.5	67.5	78.1	66.9	0.20
F	35.2	1.12	68	3.8	18.7	14.4	93.9	77.1	70.3	78.1	73.1	0.21
Average	35.8	1.15	69	3.8	18.7	13.6	93.7	76.9	70.3	78.2	68.5	0.20

Note:	Insol. = Insoluble

Table 13-4:	Grades and Recoveries for the Last Four Cycles of the Locked-Cycle Test on Composite EG-AM-11-009

FT-C9-22 Cycle	Grade						Recovery
	Cu %	Mo %	Ag g/t	Au g/t	ST %	Insol. %	Cu %	Mo %	Ag %	Au %	ST %	Insol. %
C	27.0	0.68	22	0.94	23.8	16.5	92.9	63.4	38.3	45.9	84.5	0.27
D	27.8	0.72	20	1.11	24.3	14.8	93.7	64.2	36.1	45.8	85.1	0.23
E	26.3	0.68	23	1.09	27.9	18.1	94.0	67.3	42.5	48.4	82.3	0.31
F	25.5	0.67	22	0.99	22.0	17.6	93.3	68.5	38.5	38.8	80.1	0.29
Average	26.7	0.69	22	1.03	24.5	16.7	93.5	65.8	38.8	44.7	83.0	0.28

Note:	Insol. = Insoluble

Locked-cycle copper grades for both composites were similar to the open circuit results.  The achieved copper grades (35.8% for EG-AM-11-003, and 26.7% for EG-AM-11-009) can be considered as saleable.  In addition, both composites resulted in a copper recovery to final concentrate of greater than 93%.

Page 13-6

Molybdenum, silver, and gold recoveries for the higher-grade EG-AM-11-003 composite were 77%, 70%, and 78%, respectively.

Copper/Molybdenum Separation

In an effort to evaluate the potential for molybdenum recovery as a separate concentrate, a 30 kg charge of each composite was used to generate a bulk sample of second cleaner concentrate for a copper-molybdenum separation test.  The molybdenum circuit employed a conventional reagent scheme consisting of NaSH conditioning and nitrogen sparging to depress the copper minerals, with fuel oil added to collect the molybdenite.

Figure 13-3 presents the results of successive cleaning stages on grade and recovery to the open circuit concentrate.  The tests had to be halted before marketable concentrate grades were reached due to low sample weight.  For the higher-grade EG-AM-11-003 composite, this occurred after three cleaner stages; for the lower-grade composite, only two cleaner stages were possible.  From the results presented here, it appears that five stages of cleaning would likely be required to reach a 50% Mo grade in the final concentrate.  This would represent a typical configuration for a copper-molybdenum separation circuit.

Figure 13-3:	Molybdenum Grade-Recovery Curves for the Copper-Molybdenum Separation

Page 13-7

Minor Element Analysis

Samples of both final concentrates for the copper-molybdenum separation tests were submitted for an ICP multi-element scan to evaluate the products for potential deleterious components that might affect marketing.  Results of the scans are presented in Table 13-5.

Table 13-5:	Minor Element Analysis for the Copper-Molybdenum Separation Tests Final Products

Element	Unit	EG-AM-11-003		EG-AM-11-009
		Mo Conc.	Cu Conc.	Mo Conc.	Cu Conc.
Al	%	0.5	1.44	1.83	1.93
As	ppm	388	<1	220	<1
Ba	ppm	146	168	118	229
Bi	ppm	<1	<1	<1	<1
Ca	%	1.15	1	0.95	0.71
Cd	ppm	19	<1	6	<1
Co	ppm	<1	5	<1	97
Cr	ppm	133	459	379	312
Fe	%	9.35	22.8	16.2	26.5
Hg	ppm	<1	<1	<1	<1
K	%	0.12	0.33	0.43	0.48
La	ppm	<1	4	<1	3
Mg	%	0.13	0.12	0.35	0.27
Mn	ppm	34	67	74	62
Na	%	0.32	0.66	0.71	0.75
Ni	ppm	78	277	210	212
P	ppm	nss	538	nss	174
Pb	ppm	<1	618	39	451
Sb	ppm	<1	102	<1	33
Sc	ppm	<1	<1	<1	<1
Sr	ppm	63	187	116	210
Ti	ppm	175	724	942	1416
Tl	ppm	<1	3	<1	<1
V	ppm	<1	<1	<1	<1
W	ppm	<1	<1	<1	<1
Zn	ppm	266	10	229	<1
Zr	ppm	7	32	30	38

Note:	nss = not sufficient sample

The analysis revealed no elements of concern.  Arsenic levels in the molybdenum concentrates were elevated, but are still likely below penalty concentrations.  Repeat assays were required for phosphorus, due to a suspected analytical interference on the original measurement; unfortunately, an insufficient quantity of the molybdenum final concentrates were available to carry out the second analysis.

Page 13-8

13.2.3	Metcon Research, 2012

Follow-up metallurgical testwork was carried out at Metcon between February and July 2012, with the objective of completing additional study in two areas: a preliminary characterization of Ann Mason mineralization grindability, and variability flotation testing on a lower-grade, high pyrite zone of the deposit.

Grindability Study

A single 30 kg composite, made up of samples from four drill holes in the Ann Mason deposit, was submitted to Phillips Enterprises, via Metcon, for grindability testing.  The samples consisted of 2 m sections of split drill core from each of the four holes.

Testwork included a Crushing Work Index (CWI), Abrasion Index (AI), and Bond Ball Work Index (BBWI) at a closing size of 100 mesh (150 µm).  Results of the grindability testwork are presented in Table 13-6.

Table 13-6:	Grindability Results for the Ann Mason Composite Sample

Test	AI	Wi (kWh/st)	Wi (kWh/t)
Crushing Work Index	-	6.58	7.25
Abrasion Index	0.2830	-	-
Bond Ball Work Index	-	14.20	15.65

Results of the grindability testing indicate that the composite tested can be characterized as being of average hardness and abrasivity, as compared to other low-grade sulphide deposits.

Variability Testing: Low-Grade, Cpy-Py Zone

New split core samples, representing the chalcopyrite-pyrite zone of the deposit, were delivered to Metcon in March 2012.  The samples were combined to form two variability composites: a low-grade and a mid-grade composites.  Head analysis of the variability composites is presented in Table 13-7.

Table 13-7:	Head Analysis of the Low-Grade and Mid-Grade Composite Samples

Sample	Assays
	Cu %	Mo %	Ag g/t	Au g/t	ST %	Fe %
Low-Grade Composite	0.197	0.001	1.1	0.02	3.12	2.49
Mid-Grade Composite	0.279	0.006	1.0	0.02	0.73	1.56

Head analysis revealed that both composites are lower than the Indicated resource estimate copper grade of 0.33%.  In addition, the sulphur to copper ratio, which was on the order of 1:1 for the main zone composites, is much higher here, particularly for the low-grade sample.

The Anaconda work summarized in an earlier section identified that for samples with S:Cu ratios exceeding 5:1, the final concentrate copper grade dropped below 10% due to the presence of activated pyrite.  With a S:Cu ratio of more than 15:1, the low-grade composite could be expected to present some challenges in achieving a saleable concentrate grade.

Page 13-9

Rougher flotation testwork indicated that, unlike the main zone composites, the Cpy-Py composites demonstrated improved recovery at higher pH.  Specifically, at a pulp pH of 10.0, the combined rougher+scavenger copper recoveries for the low-grade and mid-grade composites were 94.9% and 95.7%, respectively, which compares well with the main zone rougher results at natural pH.

Initial cleaning tests were carried out under the conditions optimized in the earlier program.  As anticipated, difficulty was encountered in rejecting pyrite in the cleaner circuit, which resulted in poor 2nd Cleaner concentrate grades.  For the low-grade composite, the final concentrate graded 10.4% Cu and 42.8% S, indicating the extent of the pyrite problem.  Results for the MG composite were better, but the open-circuit final concentrate grade only reached 19.5% Cu.

Efforts to depress pyrite in the cleaner circuit included the addition of HQS (sodium silicate, sodium phosphate, and quebracho), adding a 3rd Cleaner, and increasing the pulp pH in successive cleaner stages to pH 12.0.  No effect was observed with the addition of HQS, but the additional cleaning and higher pH in the cleaners did improve the low-grade final concentrate copper grade from 10.4% to 23.9%.

A further change to the reagent scheme was introduced with the elimination of xanthate in the roughers, leaving only the more copper-selective dithiophosphate reagent A-238 as a collector.  This had the effect of significantly reducing pyrite recovery in the rougher flotation stage, and resulted in an increase of the final concentrate grade for the low-grade composite to 27.4% at improved open-circuit recovery.  The addition of a small amount of fuel oil to the primary grind was also observed to have a positive effect on copper and molybdenum recovery.  Maximum final concentrate copper grades for the low-grade and mid-grade composites were found to be 28.8% and 31.1%, respectively.

Locked-cycle testing was conducted on the two composites under the optimized reagent and flowsheet conditions.  Each test consisted of six cycles and included the 3rd Cleaner stage shown to be beneficial in the open-circuit testing.  Table 13-8 provides a summary of the locked-cycle test results for the variability composites.

The average concentrate grades for the locked-cycle tests were found to be somewhat lower than those achieved in the open-circuit testing.  This may indicate that further small refinements in reagent additions or flotation times are required in order to properly optimize the circuit.  Given the low grade of the sample, a larger cycle charge size might also improve performance through better “froth crowding” in the cleaner stages.

Page 13-10

Table 13-8:	Average Grades and Recoveries for the Last Four Cycles of the Locked-Cycle Test on the Low-Grade and Mid-Grade Composites

Composite	Grade						Recovery
	Cu %	Mo %	Ag g/t	Au g/t	ST %	Insol. %	Cu %	Mo %	Ag %	Au %	ST %	Insol. %
Low-Grade	21.2	0.107	29	1.3	24.1	8.93	92.1	16.6	21.2	59.7	10.8	0.08
Mid-Grade	25.9	0.457	32	1.6	20.6	9.35	92.4	57.9	26.4	71.1	39.8	0.11

Note:	Insol. = Insoluble

The work summarized here indicates that a potential activated pyrite problem associated with the high S:Cu ratios in the Cpy-Py domain can be mitigated through minor reagent changes and the addition of a 3rd Cleaner stage.  The extent to which these changes would need to be incorporated into the plant flowsheet or operating procedures is dependent on the relative distribution of the domains, the mining plan, and the potential for mill feed blending to achieve an average S:Cu ratio in the plant feed.  Additional testwork in the next phase of the program is expected to provide more insight in those areas.

To complement the results presented here, Metcon has recommended the following components for the next phase of the program:

•	copper-molybdenum separation testing on a 200 kg flotation feed sample

•	variability flotation testing on production composites from the mine plan

•	solid-liquid separation studies

•	environmental testing on flotation products and waste rocks.

13.2.4	Metallurgical Projection

The proposed flowsheet for the Ann Mason processing plant consists of a conventional SAG/ball milling circuit to generate a flotation feed product P80 of ~120 µm.  The flotation circuit would produce separate copper and molybdenum concentrate products for dewatering and shipment to third party smelters.

Table 11-9 presents a summary of the metallurgical projection for the Ann Mason deposit.  Grades and recoveries are based primarily on the results of the locked-cycle flotation tests from the 2011 Metcon program.

Page 13-11

Table 13-9:	Projected Grades and Recoveries for the Copper and Molybdenum Concentrates from the Ann Mason Deposit

Product	Weight %	Assay					Distribution
		Cu %	Mo %	Ag g/t	Au g/t	ST %	Cu %	Mo %	Ag %	Au %	S %
Cu Concentrate	1.0	30.0	0.1	29.4	1.2	21.9	93.5	17.1	53.0	61.7	56.3
Mo Concentrate	0.006	3.0	50.0	15.0	0.6	18.0	0.1	50.0	0.2	0.2	0.3
Tailings	99.0	0.02	0.002	0.27	0.01	0.18	6.4	32.9	46.8	38.1	43.4
Feed	100.0	0.33	0.006	0.57	0.02	0.40	100	100	100	100	100

It should be noted that the grade and recovery to the molybdenum concentrate are, at this point, only estimates.  The copper-molybdenum separation testwork in the 2011 program successfully demonstrated that a separate molybdenum concentrate was achievable, but the target grade of 50% Mo was not reached during three stages of cleaning.  Additional stages were not possible due to the small mass of the 3rd Cleaner concentrate.  As a result, the projection includes only an estimate of molybdenum recovery to a concentrate of 50%.  The next phase of testwork is expected to provide additional characterization of the relationship between grade and recovery for the molybdenum product.

13.3	Blue Hill Deposit

In 2012, Metcon completed column leach testing of four composite samples composed of split drill core from the Blue Hill deposit.  The objective of the program was to determine the amenability of Blue Hill samples to heap leaching, including copper extraction and acid consumption data (Metcon, 2012c).

Three of the composites were from oxide-style mineralization, with calculated head grades ranging between 0.13% Cu and 0.25% Cu.  The fourth was from mixed oxide-sulphide mineralization grading 0.17% Cu.  Size-by-size analysis of the column head samples crushed to a P80 of ¾" indicated significant upgrading of the copper values in the -2 mm fraction.

Mineralogical characterization of the oxide sample was conducted by Tescan Integrated Mineral Analysis (TIMA), which provides semi-quantitative results using an automated scanning electron microsope.  The results indicated that copper was predominantly present as chrysocolla and other minerals including goethite, calcanthite, brocanthite, malachite, and tennantite.  The remaining copper is contained as minor amounts of sulphides (chalcopyrite, covellite, bornite).

The samples were crushed to a P80 of ¾" and acid addition requirements were determined using bottle roll testing and static leaching.  A 40 kg charge of each composite was loaded into separate 3 m x 10 cm diameter columns.  The column charges were acid agglomerated and cured for five days prior to the onset of irrigation at a flow rate of 7.33 L/h/m2 and a sulphuric acid concentration of 7 g/L.

Page 13-12

After a 91-day leach cycle, the columns yielded recoveries ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite.  The average recovery of the four composites was 84.8%.  All composites showed very fast recovery rates, with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leaching.  Sulphuric acid consumption in the four columns ranged between 8.37 kg/kg Cu and 15.49 kg/kg Cu, and averaged 11.95 kg/kg Cu.  A summary of the column leach results is provided in Table 13-10.

Table 13-10:	Column Leach Results for the Blue Hill Composite Samples

Composite Sample	Head Grade		Acid Cure Dosage kg/t	Leach Days	Cumulative Extraction		Gangue Acid Consumption		Calculated Head
	Cu %	Fe %			Cu %	Fe %	kg/t	kg/kg Cu	Cu %	Fe %
Oxide	0.20	0.87	7.63	91	87.01	20.65	20.51	11.88	0.20	0.84
Mixed	0.19	1.23	7.65	91	82.69	13.36	17.02	12.07	0.17	1.04
Oxide High Grade	0.24	1.06	9.47	91	84.71	17.46	17.41	8.37	0.25	1.00
Oxide Low Grade	0.12	0.09	6.29	91	84.65	19.29	17.23	15.49	0.13	0.95

Kinetic curves for the extraction of copper for each of the four column tests are presented in Figure 13-4.  For all of the tests, rapid copper extraction was observed at the onset of column irrigation, indicating that significant copper mineral dissolution had occurred during the agglomeration and curing stages.  By the third week of leaching extraction, kinetics declined dramatically, but slow progress continued until the end of the test.

Figure 13-4:	Copper Extraction vs. Time for the Blue Hill Column Leach Tests

Page 13-13

High copper extractions and fast kinetics are believed to be attributable to the copper mineralization being localized in the fracture zones of the host rock.  Hence, a moderate crush size was successful at opening up the mineral surfaces to attack by acid leaching.

Recommendations for further study on samples from the Blue Hill deposit include column leaching studies to optimize the acid cure dosage, irrigation flow rate, crush size, and lift height.  This would be followed up by testing of production composites (i.e., year-by-year composites) under the optimized conditions.  Additional mineralogical study of column leach feeds and residues is suggested in order to better characterize dissolution of specific minerals and to evaluate variability in the deposit.

Page 13-14

14	MINERAL RESOURCE ESTIMATES

The Project contains Mineral Resources at the Ann Mason and Blue Hill deposits.  The two deposits are not connected, and each was estimated independent of each other.  Ann Mason is a sulphide-hosted copper-molybdenum porphyry deposit, and Blue Hill is an oxide- and sulphide-hosted copper-porphyry deposit.

Mineral resources at Ann Mason were estimated by Scott Jackson of QG, and Mr. Desautels of AGP is the QP responsible for  the  Blue Hill resource estimate.  Resources for both deposits are constrained within LG constraining pit shells generated by AGP.

The estimates are in compliance with CIM Definition Standards on Mineral Resources and Reserves, as referenced in NI 43-101.  Copper, molybdenum, gold, and silver were estimated in 40 m x 40 m x 15 m blocks in both deposits.

14.1	Ann Mason Mineral Resource Estimate

14.1.1	Geological Modelling

A detailed description of the Ann Mason deposit is provided in Section 7.  Three-dimensional models of the key features at Ann Mason were built to determine those aspects that affect copper, molybdenum, silver, and gold mineralization and influence the estimation of resources.  As a specific example, the aim was to test whether or not sulphide species models should be used to build estimation domains for copper and/or molybdenum, gold, and silver.

Geological models in the form of 3D surfaces and solids were built by QG based on geological and drilling information supplied by Entrée.  Sectional strings for lithology, sulphide species, and structure were provided to QG in electronic (DXF) format.  QG loaded the shapes in MineSight software, and then created valid surfaces and solids from the strings.  The key features relevant to mineralization are discussed below.

Singatse Fault

The copper/molybdenum mineralization at Ann Mason is truncated by the Singatse Fault east of 304,400E and between 4,317,300N and 4,318,000N.  Displacement of the faulted portions of the Ann Mason deposit in the hanging wall of the Singatse Fault is estimated to be 4 km eastward.

QG generated a surface of the Singatse Fault based on geological logging in the drill hole database.  The fault was placed at the base of Tertiary ignimbrites and related lithologies.  An oblique view of the fault is presented in Figure 14-1.  This boundary represents a major unconformity, and material above the fault is considered to be unmineralized.  The fault was used as a hard boundary in estimation.

Page 14-1

Figure 14-1:	Oblique View of Singatse Fault and Ann Mason Drilling (showing Cu) Looking Northeast

Lithology

As noted in Section 7.2, the spatial distribution of lithology at Ann Mason is complex, and Entrée's understanding of it is still developing as more holes are drilled.  In broad terms, there are two packages of rock that have been interpreted in the main mineralized zone: (1) Granodiorites (Jgd) in the western and upper parts, and (2) Porphyritic quartz monzonites (Jpqm) in the eastern and lower parts.  The dipping intrusive contact between granodiorite (Jgd) and younger porphyritic quartz monzonite (Jpqm) is thought to play a part in mineralization with a copper envelope ranging from 200 m to as much as 800 m above or below the intrusive contact.

Entrée geologists interpreted the contact between Jpqm and Jgd on 100 m E-W and N-S paper cross–sections, which were first digitized then supplied to QG in dxf format.  These were converted to MineSight format and modified slightly in order to build a coherent surface for subsequent statistical analysis.

Alteration

As noted in Section 7.3.7, the primary alteration types at Ann Mason include a broad, main-stage zone of potassic alteration, an outer propylitic zone, and more restricted late-stage overprints of sodic-calcic (chlorite+albite±epidote), sodic (albite), sericite, zeolite, and gypsum.

Page 14-2

The complex nature of the spatial distribution of alteration coupled with the drill spacing, has prevented the construction of meaningful 3D shapes that would assist in estimating copper and molybdenum, particularly the sodic alteration.  QG recommends additional work in this area once drill spacing is tightened.

Structure

Porphyry copper-molybdenum deposits of the Yerington district have been rotated 60° to 90° westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes represent approximately horizontal intervals at varying depths of the original pre-tilt geometry of the deposit.

A series of ten high-angle faults have been identified at Ann Mason by integrating historical structural data with Entrée’s logging of faults that were interpreted to have significant amounts of displacement.  These high-angle faults have strike directions ranging from AZ 295° to AZ 325°, and dip 60° to 70° SW.  The criteria used to identify faults with significant amounts of displacement include thickness of clay gouge, changes in rock type across structures, and the presence of fault breccia or slickensides.

QG generated fault surfaces from the “in plan” strings provide by Entrée (Figure 14-3).

Sulphide Species

Sulphide domains at Ann Mason include an outer pyrite-dominated zone, a chalcopyrite-dominated zone, and a bornite- chalcopyrite-dominated zone.  Copper mineralization over 0.15% coincides with a pyrite:chalcopyrite ratio of approximately 7:1, based on detailed relationships developed by Anaconda geologists and confirmed by Entrée geologists.

A simple sulphide model has been generated based on drilling data, using copper grade, logged pyrite:chalcopyrite ratios, and the presence of bornite.  Strings developed by Entrée were transformed to surfaces and solids by QG in order to assess whether or not they would contribute to estimation domains.

14.1.2	Estimation Domains

Based on the geological surfaces and solids outlined above and grade distributions for copper and molybdenum, estimation domains were investigated and built by QG in consultation with Entrée.  The result, discussed below was the development of copper, molybdenum, and silver envelopes that take into account the orientation of the key structures and lithology contacts.  Various scenarios and groupings were tested.

Page 14-3

Copper Envelope

As a starting point, some preliminary exploratory data analysis (EDA) suggested there was a break in the copper mineralization at the 0.15% to 0.25% Cu threshold.  This was supported with the observation of a relatively sharp contact on the southwestern portion of the main mineralized zone at Ann Mason.

Copper grades were then contoured, and it was evident that there was a coherent zone of mineralization with a shape that was relatively invariant between 0.15 and 0.2% Cu.  To support this, an indicator kriged (IK) estimate at 0.2% Cu was also built to assist in defining geometry.  Figure 14-2 shows a typical cross-section with the grade shell for 0.15% Cu and 0.2% Cu, and IK outlines at 0.5 used to guide the original interpretation of the copper envelope.  Figure 14-5 shows the plan view for the same grade shell.

As the Entrée drilling progressed through 2010 and 2011 it became evident that the initial interpretations were relatively robust, and additional drilling meant only minor changes to the interpretations needed to be made.  The main aim when making the envelope was to attain a geometrically consistent and plausible shape above the 0.15% Cu threshold.  Strings were initially built on E-W sections, and a 3D wireframe solid.  Following that, strings were also made in N-S sections to refine geological continuity.  When deciding the location of the domain boundary, some relatively small intercepts of sub-grade material were included to make the shape a lot more geometrically coherent.  Along the southwestern contact, Fault 1A was used as a guide for the orientation of the boundary, as this is coincident with a break in the copper mineralization.

In general, the mineralization is not closed off in many directions at Ann Mason except for the upper portions of the southwestern boundary.  Therefore, extending the envelope was limited to approximately 150 m from the outermost drilling (with mineralization).  This distance was chosen with an idea of preliminary resource classification in mind, as it was then assumed that blocks over 150 m to 175 m away from drilling were unlikely to be classified (as described in Section 14.1.6 on resource classification).

Molybdenum Envelope

A similar approach was taken to build a grade envelope for molybdenum as was undertaken for copper.  EDA revealed that a 0.005% threshold for molybdenum was an appropriate and logical point to create a relatively coherent grade envelope.  A cross-section is presented in Figure 14-5.

Page 14-4

Figure 14-2:	Section 4317400 – Grade Shells from Preliminary Copper Estimates and Early Interpretations

Figure 14-3:	Plan View of 0.15% Cu Envelope

Page 14-5

Figure 14-4:	Section 304400E with Copper Envelope Shown

Page 14-6

Figure 14-5:	Cross-Section 304400E with Copper and Molybdenum Envelopes Shown

Silver Envelope

Following the resampling of a substantial amount of historical Anaconda core, it became possible to assess silver and gold spatially.  Analysis of the data suggested that there was a distinct break in grades around the 0.6 ppm Ag threshold.  This allowed for the creation of a relatively coherent 3D shape (Figure 14-6).

Page 14-7

Figure 14-6:	Cross-Section 4317500N with Copper and Silver Envelopes Shown

Analysis – Copper Envelope

All variables were analyzed with respect to the copper envelope: summary statistics are presented in Table 14-1.  In all cases, there is a clear distinction between what is inside and outside the envelope supporting its use in the estimation process.  Further support is given in the contact plot shown in Figure 14-7, which reveals that when aggregating all data relative to the contact, there is a distinct, sharp drop in grade upon crossing the boundary.  Note that the statistics presented below are for the final composites, and that preliminary testwork showed similar results.

Page 14-8

Table 14-1:	Summary Composite Statistics for Four Variables Inside and Outside the 0.15% Cu Envelope

	Domain	Count	Min.	Max.	Mean	Std. Dev.	CV
Cu	Inside 0.15% Cu	10,918	0.001	4.161	0.310	0.191	0.614
	Outside 0.15% Cu	3,275	0.001	9.102	0.079	0.206	2.597
Mo	Inside 0.15% Cu	9,195	0.000	0.238	0.007	0.010	1.453
	Outside 0.15% Cu	2,176	0.000	0.117	0.002	0.005	2.165
Au	Inside 0.15% Cu	9,195	0.002	2.036	0.027	0.044	1.640
	Outside 0.15% Cu	2,176	0.000	0.137	0.007	0.008	1.241
Ag	Inside 0.15% Cu	9,195	0.008	10.220	0.605	0.592	0.980
	Outside 0.15% Cu	2,176	0.008	4.366	0.252	0.257	1.017

Figure 14-7:	Contact Analysis of Copper Grade between Inside and Outside the 0.15% Cu Envelope

Analysis – Molybdenum Envelope

Similarly to the copper analysis, there is a marked difference across the molybdenum boundaries that support their use in estimation (Table 14-2).

Page 14-9

Table 14-2:	Summary Composite Statistics: Variables Inside and Outside the 0.005% Mo Envelope

	Domain	Count	Min.	Max.	Mean	Std. Dev.	CV
Cu	Inside 0.005% Cu	5,105	0.001	1.903	0.305	0.197	0.645
	Outside 0.005% Cu	8,987	0.001	9.102	0.229	0.224	0.976
Mo	Inside 0.005% Cu	4,557	0.000	0.208	0.012	0.012	1.027
	Outside 0.005% Cu	6,814	0.000	0.238	0.002	0.004	1.863
Au	Inside 0.005% Cu	4,557	0.002	2.036	0.028	0.052	1.843
	Outside 0.005% Cu	6,814	0.000	0.799	0.020	0.031	1.557
Ag	Inside 0.005% Cu	4,557	0.008	5.924	0.623	0.607	0.974
	Outside 0.005% Cu	6,814	0.008	10.220	0.479	0.522	1.089

Analysis – Silver Envelope

As with both the copper and molybdenum envelopes, there are two distinct grade populations for silver inside and outside the 0.6 ppm Ag envelope.

Analysis – Lithological, Structural, and Sulphide Species Controls

Analysis of the grade profiles and summary statistics for structural, lithological, and sulphide species domains showed there was no clear argument to include these features in the resource estimation process.

Final Domains

Following extensive analysis and test estimates, it was decided that the use of structure, lithology, and sulphide species was not supported for estimation at the current stage of the project.  Grade profiles across these boundaries were not sufficiently sharp to warrant differentiation at the estimation stage.  Similarly, preliminary variography did not support the use of such boundaries.  The only late change in the process was the inclusion of a small modelled Qmp-d dyke in drill hole EG-AM-11-025.  This was the first intrusive encountered at Ann Mason that was distinctly lower grade and more weakly altered than the surrounding granodiorites and quartz monzonites.  A small, limited 3D shape was built to reduce the influence of this intercept in the higher-grade material and vice versa.  The shape was extended 50 m to 60 m laterally from the drill hole.

The final domaining decisions for copper were:

•	only estimate below the Singatse Fault

•	two main zones: inside and outside the 0.15% Cu envelope

•	one small low-grade Qmp-d intrusive shape inside the 0.15% Cu envelope.

Molybdenum decisions were similar:

Page 14-10

•	only estimate below the Singatse Fault

•	two main zones: inside and outside the 0.005% Mo envelope

•	one small low-grade intrusive shape inside the 0.005% Mo envelope.

For Silver and gold:

•	only estimate below the Singatse Fault

•	two main zones: inside and outside the 0.6 ppm Ag envelope

•	one small low-grade intrusive shape inside the 0.005% Mo envelope.

Domain codes applied to the composites and blocks are as shown in Table 14-3.

Table 14-3:	Domain Codes Applied for Estimation

Domain	Code	Description
0.15% Cu Domain	1	Inside Cu domain
	5	Dyke intrusive
	9	Outside Cu domain
0.005% Mo Domain	1	Inside Mo domain
	5	Dyke intrusive
	9	Outside Mo domain
0.6 ppm Ag Domain	1	Inside Ag domain
	2	Outside Ag domain
	5	Dyke intrusive

14.1.3	Compositing

QG performed several tests on varying composite lengths including 3 m, 5 m, and 10 m, for the 0.15% Cu domain.  Given that, two block models were initially built with 10 m and 15 m bench heights, 5 m composites were the logical choice.  Table 14-4 shows that there was no bias present in the compositing process.  Composites for copper, gold, and silver were separately built and split only at the 0.15% Cu boundary.  Molybdenum composites were split only at the 0.005% Mo domain boundary.  Gold and silver composites were split at the 0.6 ppm Ag domain.

Page 14-11

Table 14-4:	A summary Statistic Comparison of Raw Data to 5 m Composite Data

Variable	Total Raw Data				Total 5 m Composite Data
	Cu	Mo	Au	Ag	Cu	Mo	Au	Ag
Count	44,411	26,911	26,908	26,908	14,200	11,391	11,391	11,391
Minimum	0.000	0.000	0.000	0.005	0.001	0.000	0.000	0.008
Maximum	16.900	0.569	7.480	17.500	9.102	0.238	2.036	11.082
Mean	0.259	0.006	0.023	0.539	0.257	0.006	0.023	0.536
Std. Dev.	0.241	0.012	0.062	0.625	0.218	0.010	0.041	0.562
CV	0.929	2.029	2.656	1.192	0.848	1.575	1.761	1.047

Top-Cuts (Capping)

Top-cutting is the practice of capping grades above a given threshold to that threshold.  The net effects of applying top-cuts are to reduce the influence of outlier grades and limit the quantity of metal present in the estimated domain.  Decisions on top-cutting rely on subjective judgement, taking into account such considerations as the mineralization style, population distribution, the purpose of the estimate, and, if possible, reconciliation history.

At Ann Mason, neither copper nor molybdenum are highly skewed, therefore no top-cutting was applied prior to estimation.  However, QG considered it prudent to limit the impact of some very high grades by applying an outlier restriction.  This works by limiting the influence of the samples above a threshold to a certain distance.  Table 14-5 lists the threshold and distances for samples estimated in the first and second estimation passes.  The decision to choose 40 m was made through trial and error.  At distances greater than 40 m an unrealistic number of blocks were being estimated with high grades than are unlikely to occur, given the short scale spatial continuity often associated with grades at the tail of the distribution.

Table 14-5:	Outlier Restriction Parameters

Pass	Variable	Outliers	Distance Restriction (m)
I	Cu	2	40
	Au	0.2	40
	Ag	5	40
	Mo	0.1	40
II	Cu	0.5	40
	Au	0.05	40
	Ag	2	40
	Mo	0.005	40

Page 14-12

14.1.4	Variography

Spatial analysis for copper and molybdenum was undertaken using variograms in Isatis software.  Variograms were constructed using the composite data, while variographic analysis for gold and silver was performed using Gaussian transformed data, with models subsequently transformed back into raw grade values.

The experimental variograms for copper were restricted to the 0.15% Cu domain, molybdenum was restricted to the 0.005% Mo domain; and gold and silver were restricted to the 0.6 ppm Ag domain.

In general, variograms were modelled with a weak anisotropy reflecting the orientation of the series of NW-trending faults (Section 14.2.4) supporting the inference that mineralization is influenced by structures.  An example of a variogram modelled for copper inside the 0.15% Cu envelope is shown in Figure 14-8.

Figure 14-8	Experimental and Modelled Variogram – Copper Inside the 0.15% Cu Domain

A summary of the modelled parameters for all elements is included in Table 14-6.  Note that gold and silver variograms were built as part of the testing process, but QG decided not to estimate these variables.

Page 14-13

Table 14-6:	Summary Variograms for All Elements

14.1.5	Estimation

Block interpolation was completed using MineSight™ software.  All pertinent data were imported into MineSight™, including collar, survey, assay and geology, and drill hole data and all wireframes and strings were generated using the same software.

Block sizes and model limits were set by QG, and are shown in Figure 14-9.  Some preliminary models were tested using a 40 m x 40 m x 10 m block size.  Potential mining configurations were factored in for the final model; therefore, block size was set to 40 m x 40 m x 15 m.  QG considers blocks smaller than 40 m x 40 m to be unsupported by the current data configuration.

Figure 14-9:	Ann Mason Block Model 40 m x 40 m x 15 m

Grade estimation was carried out using ordinary kriging (OK).  All estimations were performed in MineSight™ by using the multi-run functionality.

Copper was estimated within the 0.15% Cu domain, molybdenum within the 0.005% Mo domain, and silver and gold within the 0.6 ppm Ag domain.

Estimation was performed with two estimation passes for all variables in all domains.  The first pass is relatively moderate in search radius, with a higher minimum number of required samples.  The second pass had the search ellipse expanded, with a lower minimum number of samples required for estimation.

Page 14-14

Search neighbourhoods were optimized using an iterative testing process, generally referred to as quantitative kriging neighbourhood analysis (QKNA) (Vann et al., 2003).

The variogram analysis suggested a weak anisotropy, and this was applied to the search ellipse in the orientation of structures and mineralization (Figure 14-10).  For outside the copper domain, an isotropic search was utilized as this zone essentially had no obvious spatial continuity.

Figure 14-10:	Illustration of Search Ellipsoid, Copper inside the Copper Domain

In general, searches allowed a maximum of between 28 and 40 composites, with 7 to 10 samples per quadrant and a maximum of 10 composites from any one hole.  The kriging parameters for copper, molybdenum, silver, and gold are given in Table 14-7 to Table 14-10, respectively.

Page 14-15

Table 14-7:	Search Parameters for Copper

		First Pass Domains			Second Pass Domains
Copper		1	5	9	1	5	9
Search	Search1	300	300	300	500	500	600
	Search2	300	300	280	500	500	600
	Search3	250	250	250	500	500	600
	Rot1	140	140	0	140	140	0
	Rot2	-180	-180	0	-180	-180	0
	Rot3	65	65	0	65	65	0
	MinCmp	6	6	6	4	4	4
	MaxCmp	28	28	28	28	28	28
	Max/Hole	10	10	10	10	10	10
	Max/Quad	7	7	7	7	7	7
	Outlier Cut-off	2	2	0.5	2	2	0.5
	Outlier Dist.	40	40	40	40	40	40
Discretization	7 x 7 x 3

Table 14-8:	Search Parameters for Molybdenum

		First Pass Domains			Second Pass Domains
Molybdenum		1	5	9	1	5	9
Search	Search1	300	300	300	500	500	600
	Search2	300	300	280	500	500	600
	Search3	250	250	250	500	500	600
	Rot1	140	140	0	140	140	0
	Rot2	-180	-180	0	-180	-180	0
	Rot3	65	65	0	65	65	0
	MinCmp	6	6	6	4	4	4
	MaxCmp	28	28	28	28	28	28
	Max/Hole	10	10	10	10	10	10
	Max/Quad	7	7	7	7	7	7
	Outlier Cut-off	2	2	0.5	2	2	0.5
	Outlier Dist.	0.1	0.1	0.005	0.1	0.1	0.005
Discretization	7 x 7 x 3

Page 14-16

Table 14-9:	Search Parameters for Silver

		First Pass Domains			Second Pass Domains
Silver		1	5	9	1	5	9
Search	Search1	200	200	200	500	500	600
	Search2	200	200	200	500	500	600
	Search3	160	160	160	500	500	600
	Rot1	140	140	0	140	140	0
	Rot2	-180	-180	0	-180	-180	0
	Rot3	65	65	0	65	65	0
	MinCmp	6	6	6	4	4	4
	MaxCmp	40	40	40	40	40	40
	Max/Hole	10	10	10	10	10	10
	Max/Quad	10	10	10	10	10	10
	Outlier Cut-off	5	5	2	5	5	2
	Outlier Dist.	40	40	40	40	40	40
Discretization	7 x 7 x 3

Table 14-10:	Search Parameters for Gold

		Domains			Domains
Gold		1	5	9	1	5	9
Search	Search1	200	200	200	500	500	600
	Search2	200	200	200	500	500	600
	Search3	160	160	160	500	500	600
	Rot1	140	140	0	140	140	0
	Rot2	-180	-180	0	-180	-180	0
	Rot3	65	65	0	65	65	0
	MinCmp	6	6	6	4	4	4
	MaxCmp	40	40	40	40	40	40
	Max/Hole	10	10	10	10	10	10
	Max/Quad	10	10	10	10	10	10
	Outlier Cut-off	0.2	0.2	0.05	0.2	0.2	0.05
	Outlier Dist.	40	40	40	40	40	40
Discretization	7 x 7 x 3

Page 14-17

Results

Table 14-11 provides a statistical summary for blocks inside and outside the copper and molybdenum domains, respectively.

Table 14-11:	Summary Statistic of Block Model 40 m x 40 m x 15 m

Variable	Domain	No. of Blocks	Min.	Max.	Mean	Std. Dev.	CV
Cu %	Min. domain	44,495	0.050	1.159	0.286	0.09	0.30
Au ppm	Min. domain	24,350	0.005	0.271	0.037	0.02	0.47
Ag ppm	Min. domain	24,350	0.123	2.508	0.803	0.33	0.41
Mo %	Min. domain	20,275	0.002	0.045	0.012	0.00	0.41
Cu %	Waste	210,598	0.003	1.263	0.065	0.04	0.54
Au ppm	Waste	189,845	0.000	0.052	0.009	0.00	0.50
Ag ppm	Waste	189,849	0.010	0.902	0.229	0.10	0.42
Mo%	Waste	222,661	0.000	0.023	0.002	0.00	0.50

Checking

Once the model was complete, a series of checks were made to ensure that the model was robust and fit for purpose.  The block model checking consisted of:

•	creating semi-local “slice” graphs for all variables, comparing input grades, and estimating grades in 120 m slices for easting and northing, and in 50 m slices for elevation

•	visually checking in section and plan, focusing on comparing drill hole grades with surrounding block estimates.

Slice graphs for copper showed a good relationship between the input data and output blocks (Figure 14-11 to Figure 14-13).  In these plots, a nearest neighbour (NN) estimate was also provided as a proxy for the input data.  The graphs suggested that the estimate performed properly and there were no obvious material errors in the estimation process.  Visually, the degree of smoothing in the estimate appears to be appropriate (Figure 14-14).

Page 14-18

Figure 14-11:	N-S Slice Plot of Copper Grade inside the 0.15% Cu Domain

Figure 14-12:	E-W Slice Plot of Copper Grade inside the 0.15% Cu Domain

Page 14-19

Figure 14-13:	RL Slice Plot of Copper Grade the inside 0.15% Cu Domain

Figure 14-14:	North 4317400 Section View, Comparing Block Model and Drill Hole Composites for Copper inside the Copper Domain

Page 14-20

Acceptable results were also attained for molybdenum, as shown in Figure 14-15.

Figure 14-15:	N-S 120 m Slice Plot of Molybdenum inside the 0.005% Mo Domain

Estimation of Bulk Density

A description of Entrée’s bulk density sampling program is provided in Section 11.6.  The program involved collecting 4,181 samples from a representative range of all rock types included within the model using the industry standard wax-seal immersion methodology.  In the volcanics above the Singatse Fault, a single bulk density value (2.34) was used, based on 130 measurements.

Bulk Density Variograms

QG generated omnidirectional bulk density (BD) variograms inside the 0.15% Cu envelope and for the granodiorite outside the 0.15% Cu envelope (Figure 14-16).  There were insufficient samples to generate meaningful variograms for the PQM outside the 0.15% Cu envelope.  The two variograms have similar shapes and very high relative nugget effects.  The high nugget effects may relate partly to the nature of the sampling (as discussed above), but it is also likely that the BD inherently has a high relative nugget effect.  Using this variogram for OK will result in a highly smoothed estimate, but will reproduce the trend in the data.  Given the data limitations and the trend, OK is an appropriate method compared with applying default grades.  Given the similarity in variograms and the likely gradational nature of BD boundaries, QG have chosen to krige all the material below the Singatse Fault in a single domain.

Page 14-21

Figure 14-16:	Variogram Model – Granodiorite BD

Estimation

Table 14-12 lists the parameters used to estimate BD via OK.

Table 14-12:	Search Parameter for Bulk Density

	Domains
Search	Search1	750
	Search2	750
	Search3	750
	Rot1	140
	Rot2	0
	Rot3	65
	Max3Ddist	150
	MicCmp	8
	MaxCmp	32
	Max/Hole	10
	Max/Quad	8
	Outlier Cut-off	N/A
	Outlier Dist.	N/A
Discretization	8 x 8 x 8

Page 14-22

Note that it was given that one composite must be within 150 m of the block being estimated.

Initially, QG did not utilize a constraint for distance to the nearest sample (see above).  As a result, many blocks were estimated at large distances from the sample data.  These blocks often revealed non-geological artefacts when visually examined on cross-sections (e.g., lines, circles, etc.).  QG tested and visualized several distances before selecting 150 m as the maximum distance to a sample.  For the remaining unestimated blocks, a default density of 2.59 was applied.  This was the average density of the kriged blocks.

Bulk Density Validation

QG validated the kriged bulk density estimate by:

•	Comparing univariate statistics of the kriged densities to the declustered sample densities (Table 14-13)

•	Slice plots of easting, northing, or R-L against the mean kriged and declustered (via NN) densities

•	Visually comparing the kriged densities to sample densities on each 50 m E-W trending cross-section.

Table 14-13:	Univariate Statistics of the Kriged Densities and the Declustered Densities (NN)

Variable	Count	Minimum	Maximum	Mean	Std. Dev.
Kriged BD	57,090	2.4	2.68	2.59	0.03
NN BD	57,090	2.11	2.78	2.59	0.07

The univariate statistics and slice plots suggested that the kriging of density implemented as expected.  Due to the high variogram nugget, the kriged estimate is highly smoothed and thus only a limited relationship between a given drill hole and the surrounding drill holes can be given; however, the kriging appears to have worked as expected.

14.1.6	Classification

The resource was classified as Inferred or Indicated, taking into account confidence in the model, data spacing, and various complementary geostatistical parameters, and based on a number of factors, as follows:

•	Indicated: material inside the 0.15% Cu domain, with a spacing of approximately 100 m x 75 m or less and a slope of regression (a measure of conditional bias) above 0.7

•	Inferred: material inside the 0.15% Cu domain with a spacing >100 m, but <175 m (i.e., the rest of the copper domain)

Page 14-23

•	all material outside the 0.15% Cu domain was left unclassified

To fulfill the above criteria, strings were made for Indicated material on 50 m sections, using a combination of the slope of regression and distance to the nearest sample in the block model.  An example section showing the distance to the nearest sample in a block

(Figure 14-17) and slope of regression (Figure 14-18) is presented below.  Strings were converted to solids for coding the model.

Figure 14-17:	Cross-Section 304,400E with Classification Strings and Distance to Nearest Sample

Page 14-24

Figure 14-18:	Cross-Section 304,400E with Classification Strings and Slope of Regression for Copper

Consistency of mineralization is an important factor in being able to classify the large increase in the Indicated resource.  All 30 holes completed by Entrée intercepted thick intervals grading 0.30% Cu or higher.  In addition, the confidence in the continuity of mineralization from hole to hole has increased as infill results have been received and step-out drilling has proceeded westward.

14.1.7	Resource Pit Parameters

The current Ann Mason Mineral Resource has been constrained by a Lerchs-Grossman economic pit shell generated by AGP, using the following parameters:

•	3-year trailing average gross metal values of $3.61/lb Cu, $14.94/lb Mo, $1,425/oz Au, and $27.91/oz Ag

•	metallurgical recoveries of 92% Cu, 50% Mo, 50% Au and 55% Ag

•	mining costs: $1.09/t base cost to the 1,605 m level then increasing by $0.02/t/15 m bench below that level

Page 14-25

•	process and general and administrative (G&A) costs of $6.12/t ($5.82/t process plus $0.30/t G&A)

•	pit slopes of 52° in the volcanic rock and 44° in the porphyry mineralization.

•	The resources contained within this pit shell were reported in Table 14-14 at various cut-off copper grades.

14.1.8	Tabulation of Resources

Resources were summed using “block in/block out.”  Block volumes were converted to tonnage using the model coding for BD.  As shown in Table 14-14, resources are reported for copper cut-off, not CuEq.  The Ann Mason pit-constrained resource has an effective date of August 14, 2012.

Table 14-14:	Ann Mason Pit-Constrained Mineral Resources1

Cut-off (% Cu)	Tonnage (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Blb)	Mo (Blb)
Indicated
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06
Inferred
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Note:	1S. Jackson, Effective Date of August 14, 2012

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

14.2	Blue Hill Mineral Resource Estimate

14.2.1	Basis of Resource Estimate

Copper, molybdenum, gold, and silver grades from drill hole samples formed the basis of the Blue Hill Mineral Resource estimate.  Drill holes from the historical drilling completed by Anaconda and PacMag and Entrée’s drill holes were used in the estimate.

Page 14-26

Mineral Resources were estimated using Gems 3D mining software version 6.3 (Gems) supplied by Gemcom Software International, and were reported within a resource constraining pit shell prepared by Mr. Zurowski.

14.2.2	Sample Database

AGP received drill hole data from Entrée for historical and recent drilling programs, and imported them into a Gems drill hole database.  The data was provided to AGP in MS Excel workbook format, and included collar location, down hole survey, sample assay, lithology and oxidation, RQD and core recovery, and bulk density data.

A total of 57 holes comprise the drill hole database provided by Entrée; however, 50 were used to complete the model and estimate grade.  The twenty historical drill holes used in the model, were completed between 1960 and 2007, and consisted of diamond drilling and reverse circulation drilling.  Thirty drill holes were completed by Entrée in 2010 and 2011, mostly by reverse circulation, with six holes completed as diamond drill holes.  The seven holes that were not used in the resource estimate are either historical holes with no useful sampling data or were sufficiently far from the deposit that they could be ignored.

The Anaconda sampling was tested for total copper only.  PacMag sampling was tested for copper, molybdenum, gold, and silver.  All Entrée samples were tested for copper, and molybdenum, and the majority of the sulphide intersections were tested for gold and silver.  Acid soluble copper was tested for select intervals in the Entrée holes as well.  The number and type of sample (RC or core) are presented in Table 14-15.

Table 14-15:	Number of Samples per Campaign by Drill Hole Type

Test Type	Anaconda		PacMag		Entrée		Total
	DD	RC	DD	RC	DD	RC	DD	RC
Total Cu	1,893	5	347	642	1,207	2,548	3,447	3,195
Acid Soluble Cu	-	-	-	-	407	1,440	407	1,440
Mo	-	-	347	642	1,207	2,548	1,554	3,190
Au	-	-	347	642	800	1,552	1,147	2,194
Ag	-	-	347	642	800	1,552	1,147	2,194
Bulk Density	1251	-	-	-	286	-	411	-

Note:	1Bulk density sampling was completed by Entrée on historical core.

14.2.3	Domaining

AGP modelled mineralization at Blue Hill based on all the available core and RC drill hole data.

Sectional interpretations outlining a zone above a cut-off of 0.1% Cu within the oxide and mixed material zones were provided by Entrée; AGP modified this interpretation to include material above 0.075% Cu, and included sulphide material below the limits of the original interpretation at the same 0.075% cut-off.

Page 14-27

The mineralization was defined by polylines prepared on NW-SE cross–sections, which roughly correspond to the drill hole sections, and the vertices of the lines were snapped to the drill hole traces, honouring their locations in 3D.  The interpretation was cross-checked on perpendicular sections, and modified locally to enhance the smoothness of the model in 3D.  The section lines were then tied together to form a closed triangulated wireframe, which represented the mineralization.  The model captured most of the assays above the cut-off.  Some samples that assayed above the cut-off were excluded from the model on the basis of lacking continuity of mineralization.

Two sub-horizontal triangulated surfaces were modelled from drill hole data and used to subdivide the initial wireframe into primary, mixed, and oxide wireframes.  The ratio between acid-soluble copper and total copper was used as a guide for modelling the boundary between sulphide and overlying mixed material.  Twenty-five of the thirty drill holes completed by Entrée in 2010 and 2011 were assayed for acid-soluble copper.  A sharp increase in the ratio of acid-soluble to total copper was used as a modelling parameter to define the change from sulphide material to mixed material.  Preliminary interpretations of mineralogy type, which were based on observed mineral assemblages, were within a few metres for most holes, indicating that the logger adequately identified the mineral assemblage.  Five holes completed by Entrée, plus twenty historical drill holes, were not assayed for acid-soluble copper; interpretations of the boundary between primary and mixed material for these holes was developed on the basis of mineral assemblages observed in the core or chips.  The boundary between mixed and oxide material was developed based only on mineral assemblages observed in the core or chips.

A surface representing the Blue Hill fault was modelled by AGP and used to cut-off the mineralization from barren material in the hanging wall to the southeast.  The modelling of the fault was based on an interpretation provided by Entrée that was supported by field mapping and drilling.

A non-mineralized dyke was modelled in the northeastern portion of the deposit that cross-cut mineralization.

AGP’s interpretation of the mineralized zone was reviewed and cross-checked against that prepared by Entrée, and was concluded to be reasonable to use as a constraint in the preparation of the Mineral Resource estimate.  The final wireframes are illustrated in Figure 14-19 to Figure 14-21.

Page 14-28

Figure 14-19:	Oblique View of the Blue Hill Wireframe Model Looking Northeast

Figure 14-20:	Section NE-3 Illustrating Blue Hill Wireframes Looking Northeast

Page 14-29

Figure 14-21:	Section NE-7 Illustrating Blue Hill Wireframes Looking Northeast

14.2.4	Data Analysis

Sample Grade

Histograms, probability plots, scatter plots, and contact plots, along with summary statistics and correlation charts, were used to analyze the raw assay data within the domains.  These tools were useful in characterizing grade distributions, evaluating domain boundary modelling, and identifying high-grade outliers.

Compilation probability plots illustrating the distribution of copper and molybdenum by domain are presented in Figure 14-22.  The top left plot clearly shows that the distribution of copper is similar in all three domains.  The top right plot shows that the sulphide domain is the only domain with molybdenum mineralization, albeit low grade.  Both the bottom left and right plots demonstrate that gold and silver are not present in significant quantities.

Page 14-30

Figure 14-22:	Compilation Probability Plots of Raw Assays by Domain

Note:	The black markers represent sulphide, purple for mixed, and orange for oxide samples.

Contact profiles were reviewed to assess the continuity of copper grade across domain boundaries.  A soft boundary was observed between the oxide and mixed zones, as well as between the mixed and sulphide zones.  The change in grade from within the mineralized zone to outside of the zone is sharp, and supports the overall approach to modelling the mineralization above the 0.075% Cu cut-off.

RC vs. Diamond Drilling

AGP compared basic descriptive statistics of a selection of RC holes completed by Entrée, which were near core drill holes also completed by Entrée.  AGP compared copper assays using box and whisker plots, and the means of the two groups of samples and observed no obvious bias between the RC and diamond drill core assays in the oxide and mixed domains.  The holes selected for the comparison did not extend deep enough to complete an analysis in the sulphide domain.  RC holes EG-BH-10-001, 002, 003, 008, and 009 were compared to core holes EG-BH-11-015, 016, 017, and 018.

Page 14-31

Twins of Historical Holes

Entrée drilled two twin holes to assess bias between the historical results and their own recent drilling.  One core drill hole and one RC drill hole (EG-BH-10-011 and EG-BH-11-015) were completed as twins of a historical diamond drill holes drilled by Anaconda (D177 and D200).  The number of available samples is not considered by AGP to be statistically significant.  AGP compared composited assay data and observed the overall trend of mineralization to be visually similar; however, there was an overall bias.  AGP observed that over the same intervals (three mineralized intervals were compared), the recent twins have average grades 10% to 30% lower than their historical twins do.  However, after ignoring one high grade composite from a historical hole (D177), the average grades over the interval compared well with the average grade from the twin hole.

To determine if there is a systematic negative bias in the recent drilling compared to the historical drilling, AGP recommends first resampling a portion of the twin historical core (D177 and D200) using the current primary laboratory to perform the assay testwork.  If the new results are closer to Entrée’s twin hole sample results, then AGP recommends resampling all of the historical holes and using those results for resource estimation.  If the new sampling returns similar results to the original tests, then AGP recommends drilling a few more twin holes to confirm the findings.

Core Recovery

Core recovery data was available for the seven diamond drill holes completed by Entrée.  The distributions of sample recovery were compared by domain in a box and whisker plot, and the mean core recovery for each of the domains was 95%.  No issue regarding core recovery was observed by AGP in the data, and all samples were treated with equal prominence.

Bulk Density

Bulk density testwork was completed by Entrée on eleven diamond drill holes.  AGP analyzed the data through the use of histograms, box plots, and summary statistics.  The oxide and mixed domains were observed to have similar bulk density distributions, as did the sulphide and waste domains.  Table 14-16 presents the median bulk density by domain.

Table 14-16:	Median Bulk Density by Domain

Domain	Median Bulk Density (g/cm3)	No. of Samples
Oxide	2.57	69
Mixed	2.56	29
Sulphide	2.62	170
Waste	2.62	142

Page 14-32

14.2.5	Treatment of High-Grade Outliers

AGP reviewed histograms and probability plots to determine the potential risk of grade distortion from higher-grade samples.  AGP capped copper assays at 0.75%, which had very little effect on the sample mean, while only slightly reducing the CV.  Descriptive statistics of original and capped copper grades in raw assays are presented in Table 14-17.  The capping level was supported by a natural break in the grade distribution, as evident in Figure 14-22, and less than 1% of the samples were capped.  AGP also capped gold at 0.03 g/t and silver at 2 g/t.  No capping was applied to molybdenum.

Table 14-17:	Descriptive Statistics of Original and Capped Copper Grades in Raw Assays

	Cu (%)	Capped Cu (%)	Au (g/t)	Capped Au (g/t)	Ag (g/t)	Capped Ag (g/t)
Count	3,529	3,529	1,038	1,038	1,038	1,038
Mean	0.173	0.172	0.008	0.008	0.4	0.4
Std. Deviation	0.13	0.12	0.008	0.006	0.30	0.28
Variation Coefficient	0.74	0.70	1.1	0.8	0.8	0.8
Minimum	0.0005	0.0005	0.0015	0.0015	0.01	0.01
5th percentile	0.027	0.027	0.0015	0.0015	0.04	0.04
25th percentile	0.090	0.090	0.0025	0.0025	0.17	0.17
Median	0.141	0.141	0.006	0.006	0.3	0.3
75th percentile	0.224	0.224	0.01	0.01	0.5	0.5
95th percentile	0.407	0.407	0.019	0.019	1	1
Maximum	2.140	0.750	0.134	0.03	3.7	2

Note:	Au and Ag statistics are on samples within the sulphide domain only.

14.2.6	Compositing

AGP composited the raw drill hole assays to 5 m lengths, starting at the drill hole collars, and broken by the waste-to-mineralized-domain boundary.  Composites were not broken by internal boundaries between oxide, mixed, and sulphide domains, since the grade profiles across these zones demonstrated that they were soft boundaries.

Entrée sampled diamond core at 2 m intervals, and RC samples were 1.53 m long.  Historical holes sampled by PacMag were on 3.05 m intervals.  Historical holes sampled by Anaconda were variable, and most of the holes had samples ranging from as small as 0.03 m to 7.62 m in length; however, one hole (D261) had much longer sample intervals, ranging from 3.4 to 26.4 m.

There were very few missing intervals of copper assay results in the sampling sequence of small lengths, which were treated as zero grade during the calculation of composites.  On the other hand, there are holes that were not tested for molybdenum, gold, and silver in the sulphide domain where these elements were estimated.  Composites were not created where these elements were not tested.

Page 14-33

Composites less than 2.5 m in length were added to the previous composite, thereby creating a dataset of composites ranging from 2.5 m to 7.5 m in length.

The effect of compositing reduced the sample variability while having very little effect on the mean grade of the sample population.  Descriptive statistics of capped copper grades in composites are presented in Table 14-18.

Table 14-18:	Descriptive Statistics of Composite Grades

	Capped Cu (%)	Uncapped Mo (%)	Capped Au (g/t)	Capped Ag (g/t)
Count	1,285	517	488	488
Mean	0.174	0.0057	0.008	0.4
Std. Deviation	0.101	0.009	0.005	0.3
Variation Coefficient	0.580	1.6	0.6	0.7
Minimum	0	0.0001	0.0015	0.01
5th percentile	0.049	0.0004	0.003	0.05
25th percentile	0.105	0.0012	0.004	0.2
Median	0.152	0.0027	0.007	0.3
75th percentile	0.225	0.0062	0.010	0.5
95th percentile	0.367	0.0227	0.017	1.0
Maximum	0.709	0.0975	0.028	1.51

Note:	Valid Cases (N) = 1,285

14.2.7	Block Model Parameters

The block model was set up with a block size of 40 m x 40 m x 15 m, aligned with the UTM grid (i.e., no rotation), and with variables including, but not limited to, the following:

•	rock type

•	grade models for copper, molybdenum, gold, and silver

•	bulk density

•	pass number used to estimate grade for the block

•	resource classification.

The size of the blocks was selected to match the block model used in the resource estimate at Ann Mason (described in Section 14.1).  It is supported at Blue Hill by the data spacing, the size and geometry of the geological domains, and consideration of the selective mining unit (SMU).  The block model geometry is detailed in Table 14-19.

Page 14-34

Table 14-19:	Block Model Geometry

Resource Model Items	Parameters
Easting (X) Range	301,100–303,380
Northing (Y) Range	4,318,430–4,320,110
Elevation (Z) Range (m)	675–1,710
Rotation Angle	0
Block Size (X, Y, Z in metres)	40 x 40 x 15
Number of Blocks in the X Direction	57
Number of Blocks in the Y Direction	42
Number of Blocks in the Z direction	70

The wireframes were used to code to the rock type block model.  Any block with at least 50% of its volume filled by a wireframe was coded with an integer code representing that wireframe.

14.2.8	Estimation/Interpolation Methods

Copper Grade

Blocks coded from the domains representing the mineralized domains were interpolated from the drill hole composites.

For all domains, capped inverse distance (ID), uncapped ID, and capped NN copper grades were all stored in blocks.  ID grades were also estimated for uncapped molybdenum, and capped and uncapped gold and silver.

AGP did not evaluate the spatial continuity of grades using variography, as the spacing of the data is too great to give meaningful results.

To ensure local reproduction of composite grade trends, and to help control grade smearing, the resource model was interpolated using multiple passes with successively restrictive search criteria.  Two passes were used to estimate copper grades in the mineralized domain, both utilizing the same search ellipse; however, the first pass required only two composites as a minimum, while the second required a minimum of five composites.  Both passes used only the 20 closest composites in the estimate and not more than four composites from a single hole.  The search ellipse was isotropic in plan view, with major and intermediate axes both 200 m (theoretically including up to five section lines of drill hole data at 100 m spaced lines) and a minor (vertical) axis of 100 m.  The ellipse was sized in the horizontal direction to find enough data, and its flattened shape was representative of the overall shape of the mineralized zone in the oxide and mixed zones.

Page 14-35

The low minimum composite requirement in the first pass enabled the estimator to interpolate grades of blocks using data from at least one drill hole.  The second pass overwrote blocks only if data from a minimum of two holes was within the search ellipse.

In the oxide and mixed domains, 99.9% of the blocks were estimated with a copper grade in the first pass, and 98.4% of them were subsequently overwritten by the second pass.  The few blocks not overwritten in the second pass were located at the perimeter of the domains where mineralization was relatively narrow.  Only one block was not estimated.

In the sulphide domain, 96.5% of the blocks were estimated with a copper grade in the first pass, and 37% of them were subsequently overwritten by the second pass, mostly near the boundary between mixed and sulphide, where drill hole data support is greater than at depth.  Only 3.5%, or 175 of the total sulphide blocks, were not estimated with a copper grade.

For copper grade estimation, soft boundaries were applied between all mineralized domains for both passes, and no composite outside of the mineralized domains were considered during grade estimation.  Molybdenum, gold, and silver were estimated for blocks in the sulphide domain only and no composite outside of the sulphide domain was considered during grade estimation.

In the sulphide domain, several short drill hole intersections from Entrée holes were not assayed for gold or silver, and none of the Anaconda drill holes were tested for gold, silver or molybdenum.  When estimating grades for these elements, the untested holes were ignored and not replaced with zero grades.  Fewer blocks were estimated with grades for these elements due to missing data.

Bulk Density

Too few samples have been collected to interpolate bulk density on a block-by-block basis; global bulk density values were assigned to all blocks on a domain-by-domain basis.  A value of 2.57 was assigned to all blocks in the oxide and mixed domains, and 2.62 were assigned to all blocks in the sulphide and waste domains.

14.2.9	Block Model Validation

Four validation exercises were completed on the Blue Hill resource model:

•	Visual comparison of block and composite grades on sections. No discrepancies between block and composite grades were observed.

•	Global comparison of contained metal between the ID and the NN models. The NN model reported 11% fewer copper pounds above a 0.075% Cu cut-off.

Page 14-36

•	Global comparison of contained metal between the capped ID and uncapped ID models. The capping removed less than 1% Cu metal above a 0.075% Cu cut-off.

•
Local comparison of ID block grade to NN block grades using swath plots.  The ID blocks generally honour the distribution of the nearest neighbour block grades, indicating that no local bias was observed in the model.  Any deviations noted corresponded to areas where there are only a small number of blocks.

No errors were observed with the model that would affect Mineral Resource estimation.

14.2.10	Classification of Mineral Resources

Mineral resources were classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.  In determining the appropriate classification criteria for Blue Hill, several factors were considered:

•	observations of grade and geological continuity on section

•	quality of input data and verification of historical results

•	NI 43-101/CIM requirements and guidelines.

The deposit is at an early stage of investigation.  Spacing of drill holes was sufficient to reasonably assume continuity of mineralization between drill holes; however, more drilling at tighter spacing is required in order to better understand local variability in grades and controls on mineralization.  AGP concluded that blocks within the wireframe representing the mineralized domains could be classified as Inferred resources, and AGP did not classify any block as Indicated or Measured.

14.2.11	Resource Pit Constraints

Mineral resources were reported within a Lerchs-Grossman (LG) pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.  The general parameters of the LG pit are as follows:

•
gross metal values of$3.61/lb Cu, $13.50/lb Mo, $1,100/oz Au and $15/oz Ag were used; after adjustment for payables, smelting, refining, roasting and transportation charges, and transit losses as appropriate, the net metal prices are:

-	$3.32/lb Cu for oxide and mixed material

-	$3.16/lb Cu, $12.12/lb Mo, $1,057/oz Au, and $13.58/oz Ag for sulphide material

•	metallurgical recoveries of:

-	81.7% leachable oxide material (60-day column leach value)

Page 14-37

-	75% for leachable mixed material (60-day column leach value)

-	92% Cu, 50% Mo, 50% Au and 55% Ag flotation recoveries for sulphide material

•	mining costs:

-	oxide and mixed feed material - $1.30/t

-	sulphide feed material - $1.13/t

-	all waste costs - $1.13/t

•	combined process and G&A costs of:

-	$5.06/t for oxide and mixed feed material

-	$6.22/t for sulphide feed material

•	pit slopes of 40° in both the overlying volcanic and in the mineralized granodiorite.

14.2.12	Mineral Resource Statement

The Blue Hill Mineral Resource estimate has an effective date of July 31, 2012.  Mr. Desautels is the QP for the estimate.  The estimate is summarized in Table 14-20, above marginal copper cut-offs, and within a resource constraining shell.

The sensitivity of the Mineral Resource estimate to changes in the copper cut-off is presented in Table 14-21.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 14-20:	Blue Hill Mineral Resource Estimate (Effective Date: July 31, 2012)

Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zone	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:	The following notes should be read in conjunction with Table 14-20 and Table 14-21:
1. Mineral resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2. Mineral resources are reported within a resource constraining shell.
3. Mineral Resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.

4. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.

5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.
6. The Blue Hill Mineral Resource is shown at multiple cut-offs to assess the sensitivity to cut-off grade.

Page 14-38

Table 14-21:	Blue Hill Mineral Resource Sensitivity to Copper Cut-off Changes within the Constraining Shell (Effective Date: July 31, 2012)

Zone	Cu Cut-off (%)	Tonnes (Mt)	Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Phase	0.25	3.33	0.28	20.85	-	-	-
	0.2	12.42	0.24	65.03	-	-	-
	0.15	28.40	0.20	125.55	-	-	-
	0.1	47.44	0.17	179.37	-	-	-
Mix Phase	0.25	1.30	0.31	8.90	-	-	-
	0.2	7.32	0.24	38.09	-	-	-
	0.15	19.22	0.19	82.35	-	-	-
	0.1	24.69	0.18	98.12	-	-	-
Primary Phase	0.25	16.59	0.31	111.93	0.007	0.011	0.3
	0.2	29.31	0.27	173.87	0.006	0.010	0.3
	0.15	49.86	0.23	253.46	0.005	0.010	0.3
	0.1	57.82	0.22	276.80	0.004	0.009	0.3

Page 14-39

15	Mineral Reserve Estimates

The Ann Mason project is at a PEA level of study and therefore has no reserves at this time.

Page 15-1

16	Mining Methods

16.1	Geotechnical

Entrée retained BGC in association with AGP to undertake a geotechnical review of the proposed open pit.

The geotechnical review was limited to:

•	a compilation and review of the available data relevant to geotechnical evaluations of the open pit slopes

•	a summary of the project setting, including the engineering geology and hydrogeology of the study area based on the available data

•	estimates of ranges of overall pit slope angles, based on existing open pits in similar geologic units, for use in the PEA-level pit optimizations carried out by AGP

•	recommendations for geotechnical assessments of the proposed open pits, to be undertaken as part of a pre-feasibility level study.

The details of each component of the geotechnical review are provided below.

16.1.1	Data Compilation and Review

Data available for estimating open pit slope angles for the Ann Mason deposit was limited to the following:

•	rock core from exploration drilling

•	the performance of the slopes of the nearby Yerington Pit

•	geological interpretations of the project area

•	groundwater elevations.

Mr. Derek Kinakin and Mr. Warren Newcomen of BGC visited the project site from February 28, 2012 to March 1, 2012.  Available exploration drill core from five holes in the Ann Mason deposit was reviewed and logged for geotechnical parameters.  The drill holes available for review were mainly located in the mineralized zones, in the centre of the proposed open pits.  Drill core from the proposed pit slope areas was not available.  In addition, much of the drill core reviewed had already been cut and sampled for assays.

Note that the drill core was HQ diameter and recovered with “double tube” methods, typical of exploration geology drilling.  This drilling method is adequate for the recovery of core for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, RQDs logged by Entrée as part of their basic data collection may under-represent the in situ quality of the rock mass due to this disturbance.  BGC supplemented Entrée’s data with observations of rock strength, fracture spacing, longest stick, and joint condition for the sections of drill core reviewed (Table 16-1).

Page 16-1

Table 16-1:	Ann Mason Rock Mass Properties

Zone	Geotechnical Unit	Length Observed (m)	Case	RQD (%)1	Intact Strength		RMR (1976)3
					Strength Grade (R)2	Description	Rating	Description
Ann Mason (AM)	Fault Zone (FLTZ)	52	Lower Range	0	1.0	Very Weak	22	Poor
			Median	0	1.5	Very Weak/Weak	25	Poor
			Upper Range	14	2.0	Weak	25	Poor
	Volcanics (VOL)	229	Lower Range	17	3.0	Medium Strong	38	Poor
			Median	37	3.0	Medium Strong	44	Poor
			Upper Range	55	4.0	Strong	52	Fair
	Porphyries (QMP)	583	Lower Range	0	2.0	Weak	31	Poor
			Median	11	3.0	Medium Strong	37	Poor
			Upper Range	30	3.0	Medium Strong	44	Fair
	Granodiorite (GD)	151	Lower Range	0	2.0	Weak	31	Poor
			Median	0	2.5	Weak/Medium Strong	34	Poor
			Upper Range	27	3.5	Medium Strong/Strong	39	Poor

Notes:	1. RQD logged by Entrée staff and based on core retrieved using double tube drilling techniques.

2. Strength grade logged by BGC staff.

3. The rock mass rating (RMR) was estimated based on available RQD data and supplementary core logging by BGC.

During the site visit by BGC, a tour of the Yerington Pit, in an adjacent property was conducted with Mr. George Eliopulos of Quaterra.  The Yerington Pit was mined from 1953 to 1978 and extracted copper oxide and sulphide ore hosted in rocks similar to the Ann Mason Project.  The Yerington Pit is approximately 250 m deep, with slopes developed in alluvium, and poor to fair quality weathered intrusive bedrock.  Observed inter-ramp angles in the weathered bedrock varied from 40° up to 48° for inter-ramps heights of approximately 100 m, exposed above the current pit lake level.  Toppling instabilities were observed in the some of the inter-ramp scale slopes.  In general, the performance of the pit slopes appeared to be adequate, considering the age of the slopes and the lack of ongoing maintenance (i.e., pit dewatering, water management, etc.).

An overview of the geological interpretations for the Ann Mason Project area was provided to BGC by Mr. T. Watkins and Mr. R. Cinits of Entrée.  Building on the work of Proffett and Dilles (1984), Entrée has developed 3D interpretations of the main rock units and faults of the area.  BGC was provided with DXF files for these 3D geological interpretations.  Entrée also provided PDF copies of preliminary geological cross-sections for the Ann Mason and Blue Hill deposit for their review.

Entrée drilled a well in the Ann Mason deposit in July 2011 in an attempt to provide a nearby source of water for drilling.  Efforts to complete the well were unsuccessful and the Company continued to utilize water purchased from the City of Yerington.  The details of the well are available in the State of Nevada Division of Water Resources well log database.  Water levels for the well have been provided from a U.S. Geological Survey water resources data report (USGS, 2012).  Two measurements of the depth to water in this well are available.

Page 16-2

Geotechnical data relevant to the open pit slopes is limited at this stage of study, which is typical of most mine development projects at the PEA stage.  Entrée’s work on the geology of the site appears to be of good quality and their development of a fault model at this stage of study is commendable.  The major data limitation identified is a lack of geotechnical drilling information outside of the mineralized zone.  Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.

16.1.2	District Geology – Geotechnical Perspective

The geological units of the Yerington District include Quaternary alluvium, Cenozoic volcanic rocks, and Mesozoic intrusive rocks of the Yerington batholith.  The bedrock of the district is transected by a series of faults, which resulted in tilting and rotation of the rocks from their original attitudes.  The mapping compilation of Proffett and Dilles (1984) provides a good overview and serves as the basis of ongoing interpretive work done by Entrée.

The Quaternary alluvial deposits include silts, sands, and gravels from lakes, floodplains, and fans.  This unit overlies the volcanic and intrusive rocks of the district.  In the area of the Ann Mason Project, the thickness of these units ranges from 5 m to 15 m.  A limited portion of the first bench on the west-northwest wall of the proposed Ann Mason open pit may encounter alluvium.  Slope design parameters for the alluvial deposits have not been estimated as part of the current scope of work, and are not considered material to the geotechnical study of the overall open pit slopes.

A series of Tertiary-aged volcanic rocks, including ignimbrites, tuffs, and lava flows, have blanketed the Yerington District.  These rocks are exposed in the area of the Ann Mason Project, and overlie rocks of the Yerington batholith.  The volcanic rocks and underlying rocks of the batholiths are tilted westward due to the regional faulting.  The volcanics are unmineralized, and represent waste rock to be stripped during mining.  The volcanic rocks are mainly observed overlying the Ann Mason deposit, and are separated from the rocks of the Yerington Batholith by the shallow-dipping Singatse Fault.  The thickness of the volcanic rocks varies from less than 20 m to a maximum of 300 m (average 100 m) in the area of the Ann Mason deposit.

A summary of the regional geology and structure is provided in Section 7.

16.1.3	Rock Mass Character of the Ann Mason Deposit

The rock mass of the Ann Mason deposit may be divided into three main geotechnical units:

Page 16-3

1)	Tertiary volcanics (AM-VOL)

2)	granodiorite of the Yerington batholith (AM-GD)

3)	quartz monzonite porphyry of the Yerington batholith (AM-QMP).

The AM-VOL geotechnical unit is composed of Tertiary volcanic rocks.  From core logging observations, the intact strength of the AM-VOL unit was estimated to be medium strong (R3) to strong (R4) (Table 16-1).  The “joint condition” (Bienawski, 1976) ranged from 6 to 16, with a median value of 12, and the RQD (Deere and Deere, 1988) was generally Poor.  Based on the estimated rock mass properties, the qualitative rock mass rating (RMR) of AM-VOL is Fair.

The overlying volcanic rocks have limited the weathering of the underlying granodiorites and quartz monzonites, and as a result, there are no well-developed oxides in the Ann Mason deposit.  The AM-GD geotechnical unit is composed of unweathered Jurassic granodiorite rocks.  This unit forms the south and west walls of the proposed Ann Mason pit, and is expected to be up to 700 m high.  From core logging observations, the intact strength of the AM-GD unit was estimated to be Weak (R2) to Medium Strong/Strong (R3.5).  The “joint condition” ranged from 6 to 16, with a median value of 12, and the RQD was generally Very Poor.  Based on the estimated rock mass properties, the qualitative rock mass rating (RMR) of AM-GD is interpreted to be Poor.

The AM-QMP geotechnical unit is composed of Jurassic porphyritic quartz monzonite rocks of the Yerington batholith.  This unit forms the north and east walls of the proposed Ann Mason pit, and is expected to be up to 1,000 m high.  From core logging observations, the intact strength of the AM-QMP unit was estimated to be Weak (R2) to Medium Strong (R3).  The “joint condition” ranged from 12 to 20, with a median value of 12, and the RQD was generally Very Poor.  Based on the estimated rock mass properties, the qualitative rock mass rating (RMR) of AM-QMP is interpreted to be Poor.

16.1.4	Structural Geology of the Ann Mason Deposit

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit.  The bedding dips on average at 62° to the west.  This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting.

The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 km east of pit), and several possible southeast-striking normal faults.  The flat, extensional, concave Singatse Fault dips east at about 12° or less.  Originally a moderately-dipping normal fault, it has been tilted by younger phases of faulting.  The Singatse Fault typically coprises an oxidized red gouge material.  The Montana Yerington fault is located at the eastern edge of the study area, between the Ann Mason deposit and Yerington Pit.  This fault dips approximately 50° to the east, and is an example of the younger regional basin and range style normal faults.  Up to ten southeast-striking normal faults have been interpreted by Entrée near the centre of the Ann Mason deposit, and are included in the 3D geological model.  These faults strike approximately 145° and dip 60° to 80° south; seven of the ten faults are interpreted over a distance of 330 m to 450 m (Figure 16-1).  If the spacing and continuity of these faults observed in the centre of the Ann Mason deposit is also found in the area of the ultimate walls, toppling instabilities could develop in southwest walls of a potential open pit.

Page 16-4

All of the identified faults may include significant zones of highly fractured rock and gouge, which have slicken sided discontinuity surfaces.  The intact strength of the rock in the fault zones was typically Very Weak (R1) to Weak (R2).  The RQD was generally Very Poor to Poor.  Based on the estimated rock mass properties, the qualitative rock mass rating (RMR) of the fault zones is interpreted to be Poor.

16.1.5	Hydrogeology

One 118 m deep attempted well was drilled by Entrée within the Ann Mason deposit.  Measurements taken in July and August 2011 indicated that the water levels ranged between 66 m and 35 m below the current ground surface.  The well was plugged and abandoned following an unsuccessful attempt to complete the well for the purpose of providing water for exploration drilling.  The recorded water level measurements are not believed to be representative of the hydrology of the Ann Mason deposit.  At this stage of study, no information is available regarding the hydraulic conductivity of the rock mass of the Ann Mason Project.

Page 16-5

Figure 16-1:	Ann Mason Geotechnical Considerations

WEST
EAST
ELEVATION (m)
SINGATSE
EG-AM-11-017 OFFSET 26m S
EG-AM-11-010 OFFSET 74m S
EG-AM-11-008 OFFSET 110m N
1A
1
1U
2
4
5
6
EASTING
CROSS SECTION
SCALE 1:10000
200m 0 200m 400m 600m
METRES
LEGEND
GEOTECHNICAL DRILL HOLE
PIT17 CASE C2,3
PIT15 CASE B2,3
PIT13 CASE A2,3
FAULT1
GEOTECHNICAL UNIT (3D MODEL)1
VOLCANIC (VOL)
QUARTZ MONZONITE PORPHYRY (QMP)
GRANODIORITE (GD)
GEOTECHNICAL UNIT (DRILL HOLE - CENTRE)
FAULT ZONE
VOLCANIC (VOL)
QUARTZ MONZONITE PORPHYRY (QMP)
GRANODIORITE (GD)
RMR PERCENT (DRILL HOLE - LEFT)
0 - 20
20 - 40
40 - 60
60 - 80
80 - 100
RQD PERCENT (DRILL HOLE - RIGHT)
0 - 25
25 - 50
50 - 75
75 - 90
90 - 100

NOTES:

1. 3D GEOLOGIC MODEL AND FAULT INTERPRETATIONS PROVIDED BY ENTRÉE GOLD INC. APRIL 9, 2012.
2. PIT SHELLS RECEIVED FROM AGP, MAY 18, 2012.
3. PIT SHELLS SHOWN ARE CONSTRAINED TO PROPERTY BOUNDARY.

NAD83 UTM ZONE 11

SCALE:	1:10,000
DATE:	AUG 2012
DRAWN:	WKL
DESIGNED:	DS
CHECKED:	DK
APPROVED:	HWN

PROFESSIONAL SEAL:

BGC ENGINEERING INC.
AN APPLIED EARTH SCIENCES COMPANY

CLIENT: ENTRÉE GOLD INC.

PROJECT: ANN MASON PROJECT PRELIMINARY ASSESSMENT - OPEN PIT SLOPES

TITLE: GEOLOGIC CROSS SECTION THROUGH THE ANN MASON ZONE

PROJECT No.:	DWG No.:	REV.:
0697-010	02	

REV.	DATE	REVISION NOTES	DRAWN	CHECK	APPR.

Page 16-6

16.1.6	Preliminary Open Pit Slope Angles

At this preliminary stage of study, BGC has estimated pit slope angles for the Ann Mason deposit based on:

•
Rock mass quality data from available drill holes; however, considering the limited data, the drill holes’ location in the centre of the zones, and the general disturbance of core from drilling, drill core data alone is insufficient to develop slope designs at this stage of study.

•	Comparison of the Ann Mason deposit to existing open pit mines. The open pit mines selected as analogues (Table 16-5) have similar settings and sizes to that proposed for Ann Mason.

•	Field observations of the Yerington Pit, particularly the bench and inter-ramp scale slopes observed by BGC during the field visit.

Slope design recommendations have been provided for the bench, inter-ramp, and overall slope scales.  With consideration of the preliminary stage of study, the proposed size of open pit for the Ann Mason deposit, and the associated economic impacts of the pit slope angles, a range of slope angles (Cases A, B, and C, shown in Figure 16-1) were provided for use by the mine planners.

The bench and inter-ramp scale designs (Table 16-2) represent a possible slope configuration that could achieve the overall slope angle (Figure 16-2); other configurations may be possible, depending on the selection of equipment and the ramp access into the pit.  The maximum inter-ramp height is limited at this stage of study to 150 m in the Ann Mason deposit; each slope segment is assumed to be separated by ramps or geotechnical berms that may be wider than the standard berms.  For the current work, ramps and geotechnical berms are assumed to be the same width.  The ramps or geotechnical berms must be wide enough to provide access for the installation and maintenance of dewatering wells, piezometers, slope-monitoring prisms, or other geotechnical instrumentation.  Limiting the inter-ramp slope height also serves to limit the maximum size of potential inter-ramp scale slope failures.

In addition to the slope angles, BGC has summarized some of the typical activities undertaken at large open pit mines to manage the slopes and achieve the recommended slope designs.  These activities may have capital and or operating costs associated with them.  Costs are not provided for these activities as part of the current work; however, future stages of work may estimate costs associated with these activities.

Page 16-7

Table 16-2:	Ann Mason Design Cases

Case	Domain	Catch Bench Geometry			Inter-Ramp Geometry		Overall Geometry
		Height (m)	Angle (°)	Width (m)	Max. Height (m)	Angle (°)	Assumed Height (m)	Angle (°)
A	I	30	67	11	150	52	300	50
	II	15	63	14	150	35	1,050	33
B	I	30	67	11	150	52	300	50
	II	15	63	11	150	39	1,050	37
C	I	30	67	11	150	52	300	50
	II	15	63	8	150	44	1,050	41

Note:	Overall geometry assumes one 32 m ramp for every bench stack height.

Figure 16-2:	Open Pit Slope Geometry Definitions

Page 16-8

Open Pit Database

BGC maintains a database of the slope heights and overall angles of operating open pit mines from around the world.  From the 148 slopes in the database, 72 are from open pits that mine porphyry-related ore bodies; of those, five examples were identified of large (>700 m high) slopes in mines which target copper porphyry ore zones hosted in granitic rocks

(Table 16-3).  While the rock mass quality in each mine is variable, the available descriptions of each mine from the literature (Sjoberg, 1996) and BGC’s observations of the Ann Mason deposit drill core suggests that the selected cases are appropriate analogues for the current work.

Table 16-3:	Examples of Large Copper Porphyry Mine Slope Geometries

Company	Pit	Overall Slope Angle (°)	Overall Slope Height (m)	Location	Rock Type	Comments (Sjoberg, 1996)
Bougainville Copper Ltd.	Bougainville Mine	35	950	PNG	Diorite and granodiorites	“Intensively fractured” rock mass with “very low” strength
Codelco	Chuquicamata (East Wall)	42	780	Chile	Granodiorites	“Fairly competent” rock mass with intact strengths from 60 to 80 Mpa
Codelco	Chuquicamata (West Wall)	32	750	Chile	Granodiorites	Continuously toppling overall slope; intact strengths vary from 30 to 100 MPa
Freeport-McMoran	Grasberg	34	800	Indonesia	Diorites and volcanics	RMR in proposed bloc caving area below the current open pit varies from 40 to 70 with an average of 59
Rio Tinto Group	Bingham Canyon (Mail Hill)	37	850	Utah	Quartz monzonite	UCS varies from 1 to 140 MPa; generally “very” fractured. Rock mass friction angles vary from 28 to 46 degrees with average cohesion of 0.1 MPa.

Ann Mason Deposit Open Pit Slope Angles

The Ann Mason deposit is divided into two domains for estimating open pit slope angles

(Table 16-2):

•	slopes within the AM-VOL geotechnical unit (Domain I)

•	slopes within the AM-GD and AM-QMP geotechnical units (Domain II).

Based on the apparent rock mass quality and expected slope heights, the achievable overall angles in Domain I will be limited by the bench scale slope geometry.  Bench face angles of 65° to 70° (67° on average) are assumed based on the generally fair rock mass quality in this domain.  A single bench height of 15 m has been used, based on guidance from AGP and due to constraints from the grade model for the zone; double benching may be possible in Domain I due to the Fair rock mass quality, resulting in a final bench height of 30 m.  With an estimated minimum catch bench width of 11 m to manage potential rock fall hazards, the maximum inter-ramp angle is 52°.  Assuming that the proposed 300 m high overall slope in this domain/rock type would be split into two 150 m-high inter-ramp segments by a double lane haul ramp, the maximum overall slope angle would be approximately 50°.

Page 16-9

The achievable overall slope angles in Domain II are expected to be limited by the rock mass quality, and have been estimated for three cases (Cases A, B, and C) based on the range of overall slope angles represented in the database compiled by BGC.  Domain II is anticipated to be 1,050 m high; from existing pits with heights approaching this shown in Table 16-3, overall angles of 33°, 37°, and 41° have been assumed for Cases A, B, and C, respectively, to reflect the range of industry-achieved pit slope angles in similar deposit types.  Bench face angles may range from 60° to 65° (63° on average) for these cases, based on our experience with benches in other mines and our observations from the Yerington Pit.

A single bench height of 15 m has been used, based on the grade model for the zone; Domain II should be limited to single benches, considering the generally Poor quality of the rock mass observed during our review of the drill core.  Assuming a maximum inter-ramp height of 150 m so that pit dewatering objectives can be achieved, a 14 m catch bench width is required for Case A (35° inter-ramp angle), an 11 m catch bench width is required for Case B (39° inter-ramp angle), and an 8 m catch bench width is required for Case C (44° inter-ramp angle).

Open Pit Slope Management

Blasting

Controlled blasting should be assumed for all final rock slopes in the Ann Mason deposit.  Controlled blasting techniques may include trim and buffer blasting or pre-split blasting.  The goal of the blast design should be to limit disturbance of the rock mass remaining in the final pit slope.

Slope Monitoring

The current state of practice for slope monitoring in open pit mines in North America is based on a multi-tiered system, which may include the following:

•	visual inspections

•	theodolites (robotic or manual) and a network of survey prisms

•	mobile or fixed slope stability radar equipment

•	wire extensometers and inclinometers

•	piezometers.

Considering the proposed size of the Ann Mason open pit, multiple robotic theodolites would be required to survey the pit slopes.  Depending on the number of active mining fronts, two or three slope stability radar systems may also be required.  This quantity of equipment is comparable to existing large open pit operations, such as Goldstrike or Bingham Canyon.

Page 16-10

Pit Dewatering and Slope Depressurization

Dewatering of the open pits is required to:

•	reduce the potential for wet blast holes

•	provide a dry pit floor for good working conditions.

The proposed pit will likely be developed below the groundwater table, and dewatering will be required.

In addition to pit dewatering, a certain level of depressurization of the walls of the open pits will be required to maintain the stability of the overall slopes.  In general, depressurization of bench scale and inter-ramp scale geological structures, which could contribute to potential kinematic failures should be undertaken via vertical wells or horizontal drains, as appropriate.  Horizontal drains may be particularly useful for depressurizing the pit slopes if the steeply dipping faults (1-8) interpreted in the centre of the Ann Mason deposit are found in the final walls.  Considering the size of the proposed open pit, a dedicated drill rig for the installation of horizontal drain holes may be required.  Vertical in-pit and perimeter wells will be required, and some of these wells may have to be replaced as the pit expands and mines them out.

Geotechnical Support Staff

Bench marking of large mines undertaken by Flores and Karzulovic (2002) suggests that the size of the geotechnical team required to manage a large open pit excavation varies with production rate.  Open pit mines with production rates of less than 75,000 t/d generally require no more than five staff on average.  Mines with higher production rates may require significantly more staff for geotechnical support.  It is assumed that the geotechnical team includes engineers, geologists, and technicians responsible for ongoing data collection, slope monitoring, and slope design optimizations.  At this stage of study, a minimum five person geotechnical group should be assumed as needed to manage the day-to-day geotechnical and hydrogeological work during operation of the proposed Ann Mason open pit.

16.2	Open Pit Mining

16.2.1	Introduction

Open pit mining was selected as the method to examine the Ann Mason deposit based on the size of the resource and the tenor of the grade.  The grades are considered insufficient to support bulk underground mining.

Page 16-11

Unless otherwise noted, all prices are in Q3 2012 U.S. dollars.

16.2.2	Geological Model Importation

The resource model developed by QG, using MineSight software (Section 14) is used as the basis for the examination of the open pit potential of the Ann Mason deposit.  From this original model AGP created an engineering block model with additional items for use in the economic pit shell generation.

Table 16-4 shows the boundaries used for the model.

Table 16-4:	Model Boundaries

Model Type	X	Y	Z
Minimum	302,500	4,316,000	0
Maximum	306,820	4,319,400	2,040
Dimension (m)	40	40	15

There are two major lithological units in the model: volcanics and porphyry.  As the geological model focused on mineralized material, not all blocks were coded with a specific gravity.  The volcanics above the Singatse Fault are given a default SG of 2.35 t/m3.  For material below the fault, but outside of the modeled mineralization, the default specific gravity is 2.59 t/m3.

All other grade items in the engineering model remain the same as in the geological model.  A volumetric verification analysis showed the tonnes and grade of the mineralized material to be identical, providing the confidence necessary to advance work with the model.

16.2.3	Economic Pit Shell Development

To determine the potential size of a possible open pit, numerous preliminary input parameters were required.  These include estimates of the expected mining, processing, and G&A costs, as well as metallurgical recoveries, pit slopes and reasonable long-term metal price assumptions.

Metallurgical testwork, discussed in Section 13, was completed in advance of the mine planning work.  The information resulting from this work included expected recoveries of each metal, and estimated plant-operating costs (Section 21.2).  Metallurgical recoveries, shown in Table 16-5 were used for generating initial economic pit shells based on a 140 µm grind size.

Page 16-12

Table 16-5:	Preliminary Metallurgical Recoveries

Metal	Recovery (%)
Copper	92
Molybdenum	50
Silver	55
Gold	50

AGP prepared a series of anticipated process plant costs at a preliminary level for the economic pit shell development from 50,000 t/d up to 150,000 t/d in 25,000 t/d increments.  Lower production rates (below 50,000 t/d) in the processing plant were not considered practical, given the size and grade of the resource being examined.

For the mining cost estimate, the same range of expected production rates were assumed and preliminary costs determined.  The incremental haulage cost below the 1570 level was estimated to be $0.02/15 m bench of lift, irrespective of the production rate being considered.

G&A costs were also estimated for the various production rates.  The total G&A cost varies from $10.3 M/a up to $12.4 M/a for the different throughput cases.  This cost included salaried and hourly personnel associated with the overall running of the operation, plus estimates for bussing of employees, environmental monitoring, recruitment, and training, and other overhead expenses.  The labour force varied from 51 people to 62 people in this category for normal operations.

Labour costs were obtained from the InfoMine U.S.A., Inc. 2011 ‘CostMine’database for mines in Nevada of comparable size.

Table 16-6 summarizes the costs used for the economic pit shell development.

Table 16-6:	Initial Pass Operating Costs for Mining

Operating Cost	Unit	50,000 t/d	75,000 t/d	100,000 t/d	125,000 t/d	150,000 t/d
Base	$/t	1.27	1.17	1.09	1.05	1.03
Incremental	$/t	0.02	0.02	0.02	0.02	0.02
Processing Cost	$/t feed	6.78	6.17	5.82	5.57	5.39
G&A Cost	$/t feed	0.57	0.39	0.30	0.26	0.23

Pit shells were initially run at two different sets of metal prices.  The 3-year average prices as of September 17, 2012, were used for reasonable prospects resource constraint and to determine the possible boundaries for infrastructure.  The set, referred to as the engineering base case prices were used for the design of the ultimate open pit.

Page 16-13

To these prices, smelter or roasting terms and transportation costs are applied to generate a net metal price.  The smelter, refining and roasting terms are shown in Table 19-1.  Transportation costs for the copper concentrate were $60/tonne for truck haulage to the port, $5/t for port costs and $23/t ocean freight.  For the molybdenum concentrate, a truck haulage cost of $65/t was used.  This net price is used in the LG routine for pit shell development.

The metal prices used are shown in Table 16-7.

Table 16-7:	Initial Pass Metal Prices

Input Parameter	Unit	3-Year Price	Engineering Design Prices
Price
Copper	$/lb	3.61	2.50
Molybdenum	$/lb	14.94	13.50
Silver	$/oz	27.91	15.00
Gold	$/oz	1,425.00	1,100.00
Net Price (after smelting/roasting)
Copper	$/lb	3.12	2.07
Molybdenum	$/lb	13.55	12.13
Silver	$/oz	26.10	13.58
Gold	$/oz	1,372.25	1,057.00

The geotechnical parameters provided by BGC were used for the initial pit shell development.  Case B was used as guidance to help determine overall wall slope angles, as it represents average possible conditions.  Only two geotechnical zones were outlined: volcanics and intrusive.  The volcanics have an inter-ramp angle of 52°, with a maximum height of 150 m, between geotechnical berms 32 m wide.  The intrusive has an inter-ramp angle of 39°, with the same 150 m height, between geotechnical berms and 32 m wide.

An examination of the Ann Mason deposit indicated that a maximum of 320 m in height was possible in the volcanics, and that the intrusive may be mined to a depth of 800 m below the volcanics.  These parameters were then incorporated into overall angle calculations.  For the volcanics, the overall slope angle would be 48°.  For the intrusive, that angle would be 35.5°.  Those two angles were used in the pit shell development.

A series of economic shells were developed using the LG routine implemented within the MineSight software (LG pit shells).  Operating costs from the 100,000 t/d case were used.  All runs were constrained by the existing property boundaries.  The results of the two pit shells generated at the two sets of metal prices are shown in Table 16-8.

Page 16-14

Further pit shells were generated using the remaining production cost scenarios shown in Table 16-8, using the engineering base case metal prices shown in Table 16-9.  With the exception of the 50,000 t/d case, these ultimate LG pit shells were all essentially the same size with a range of 95 Mt of feed.  The larger pit shells were all constrained by the property boundary, with the change in the feed tonnage resulting from the slight change in mill cut-off internal to the pit shell.  The 50,000 t/d case was slightly smaller than the property boundary, resulting in mill feed tonnage of 1,153.6 Mt grading 0.30% Cu.  At 50,000 t/d, this represented a potential mine life of 60+ years.

Table 16-8:	Initial Pit Shell Results

Input Parameter	Unit	Three Year Average Prices	Engineering Design Prices
MetalPrices
Copper	$/lb	3.61	2.50
Molybdenum	$/lb	14.94	13.50
Silver	$/oz	27.91	15.00
Gold	$/oz	1425.00	1,100.00
Results
Mill Feed	Mt	1,672.30	1,551.70
Copper	%	0.29	0.29
Moly	%	0.004	0.004
Gold	g/t	0.027	0.028
Silver	g/t	0.58	0.59
Waste	Mt	4,260.30	3,611.10
Total	Mt	5,932.70	5,162.80
Strip Ratio		2.55	2.33

Based on these results, the 100,000 t/d case pit shell was selected for detail pit design.  A set of internally nested pit shells were also generated by incrementally reducing the copper price.  These nested pit shells were then used to guide the detailed pit phase design discussed below.  These detailed phases were used to determine more accurate operating and capital costs to be used in the economic analysis.

16.2.4	Pit Design and Phase Development

Using the reduced copper price nested LG shells discussed above, a series of seven phases were designed.  These phases were sized based on targeting tonnage for several years of mill feed, and sufficient width to accommodate the large mining equipment envisaged.  This meant a minimum pushback or phase width of 80 m, with normal widths of 130 m or more.

The detailed pit designs were based on Case B of BGC’s slope recommendations.  The inter-ramp angles were 52° in the volcanics and 39° in the intrusive.  To achieve these angles, the volcanics were double benched, while the intrusive was single benched, with both using an 11 m berm width.  Every 150 m vertically, an extra width geotechnical berm of 32 m was required in the overall design.

Page 16-15

For haulroad design, AGP considered the use of 360-tonne trucks.  This size of truck requires a ramp width of 38 m to allow proper double lane traffic.  Double lane traffic in this case refers to three times the operating width of the trucks, plus room for berms and ditches.  Ramp grades would be 10% for uphill loaded configurations, and 8% for downhill loaded (mining of the volcanics).

Seven phases were designed, complete with access to the ultimate pit shell for the 100,000 t/d case for purposes of the throughput trade-off analysis.  The seven phases have been summarized in Table 16-9.

Table 16-9:	Design Pit Phases – Tonnes and Grades

Phase	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Waste (Mt)	Total (Mt)	Strip Ratio
1	53.4	0.29	0.004	0.01	0.37	143.7	197.1	2.69
2	98.1	0.31	0.006	0.02	0.48	239.8	337.9	2.45
3	165.1	0.33	0.004	0.03	0.65	340.8	505.9	2.06
4	280.5	0.31	0.003	0.03	0.57	534.7	815.3	1.91
5	239.3	0.29	0.004	0.03	0.62	549.7	789.0	2.30
6	298.1	0.27	0.005	0.03	0.64	726.9	1,025.1	2.44
7	311.8	0.27	0.005	0.02	0.52	985.1	1,269.9	3.16
Total	1,446.3	0.29	0.004	0.03	0.58	3,520.8	4,967.1	2.43

Note:	In the final PEA mine plan only the first five phases are used. The remaining two represent upside potential for growth

The milling cut-off was used as the lower grade for reporting tonnes and grade of the mill feed.  This cut-off is based on the metal prices associated with the engineering base case and shown in Table 16-7.

The values for mill feed have been shown as in situ grades, but are considered to be sufficiently diluted.  The model block size is 40 m (E) x 40 m (N) x 15 m (elevation), which is significantly larger than the anticipated selective mining unit for the large equipment considered for mining.  Contact dilution in the porphyry is expected to be minimal, due to the gradational nature of the contact between mill feed and waste.

The seven designed pit phases are shown in Figure 16-3 through Figure 16-9.

Page 16-16

Phase 1

Phase 1 development utilizes the existing dry gulches as access to the higher portions of the pit phase.  These drainages are at 8% or less, making them ideal for mining access roads.  The intent of Phase 1 is to initiate the mining and establish a small amount of feed for plant start-up.  Access to the upper benches is maintained in the pit slope to ease development of Phase 2.

Figure 16-3:	Phase 1

Page 16-17

Phase 2

Phase 2 advances the mining to the north, utilizing the access left from mining Phase 1.  The overall pit is deepened to provide almost double the mill feed that the initial phase provided.  At 100,000 t/d, this phase should provide approximately three years of feed material to the mill.  The strip ratio drops slightly, as a larger block of mill feed is exposed, and less pre-stripping is required.

Figure 16-4:	Phase 2

Page 16-18

Phase 3

Phase 3 continues the expansion of the pit in the northern direction with further deepening.  The highest point of the property is reached with this phase.  As is the case in the previous two phases, the entry point for the pit is at the 1665 level.

Figure 16-5:	Phase 3

Page 16-19

Phase 4

Phase 4 predominantly develops to the northwest.  The overall pit is deepened, and the same height of land is mined as in Phase 3.  The entry point for this phase is at the 1605 level, slightly lower than the previous phases as a result of the pit expanding westward down the valley.  Phase 4 contains almost eight years of feed material at a delivery rate of 100,000 t/d.  Phase 4 has the lowest strip ratio at 1.91:1.

Figure 16-6:	Phase 4

Page 16-20

Phase 5

Phase 5 again mines deeper and further to the northwest.  The 1605 level is used to enter the pit area.  Mining at the height of land is lower than in the previous phases, as the intersection of the pit and mountain has passed the crest.  Phase 5 contains slightly more than six years of feed for a 100,000 t/d plant.  The strip ratio of Phase 5 is slightly higher than for Phase 4.  The LG shell used to guide this phase design is equivalent to a pit shell with a copper price of $2.00/lb.  Phase 5 represents the ultimate pit for the PEA mine plan.

Figure 16-7:	Phase 5

Page 16-21

Phase 6

Phase 6 is a concentric expansion of the existing pit.  No predominant direction is developed, but the overall depth of the pit is increased.  The phase has in excess of 8 years of mill feed material, but with a significantly higher strip ratio than Phase 4 and 5.  Significant pre-stripping is required before feed from this phase is available for the mill.

Figure 16-8:	Phase 6

Page 16-22

Phase 7

Phase 7 is the final phase designed for this property.  It is bounded by the property boundary on three sides (north, east, and south).  The pre-dominate direction for development in this phase is to the west.  Access is still maintained at the 1605 level as in Phase 6.  The strip ratio for this phase is 3.16:1, as the mineralized material dips to the west, increasing the incremental strip ratio.

Figure 16-9:	Phase 7

An east-west cross-section at Northing 4,317,720 is shown in Figure 16-10 with the copper grades greater than 0.1%.  Each of the phases is shown in this section.  Phase 1 does produce mill feed, even though this particular section does not show any.  This section intersects the Phase 7 pit at its deepest point.  The phase shapes highlight the deepening of the pit, initially followed by the westward expansion to target the higher-grade portions of the deposit.

Page 16-23

Figure 16-10:	East-West Section at Northing 4,317,720

Phase 1
Phase 2
Phase 3
Phase 4
Phase 5
Phase 6
Phase 7
Cu %
0.1
0.15
0.2
0.25
0.3
0.35
0.4
2000
1800
1600
1400
1200
1000
800
600
400
200
303000 E
303500 E
304000 E
304500 E
305000 E
305500 E

Page 16-24

16.2.5	Production Rate Evaluation

Using the pit phase designs developed, mine schedules were created for rates of 50,000 t/d up to 150,000 t/d in 25,000 t/d increments.  For each of the production rates, operating costs were estimated as shown in Table 16-6.  Capital cost estimates were made for the mine, mill, and infrastructure.

For the net present value (NPV) calculation, the metal prices shown in Table 16-10 were used as a basis of comparison.

Table 16-10:	Production Rate Trade-off – Metal Prices

Input Parameter	Unit	Production Rate Prices
Copper	$/lb	3.00
Molybdenum	$/lb	15.00
Silver	$/oz	20.00
Gold	$/oz	1,200.00

Mine capital expenditures include a standard support fleet using track dozers, graders, welding trucks, and other.  The larger units were estimated on an annual basis with the following annual production capabilities:

•	drills: 15 Mt/a/drill

•	loaders: 12 Mt/a/loader

•	shovels: 34 Mt/a/shovel

•	trucks: 3.8 Mt/a/truck.

With these estimates, annual major equipment requirements were estimated for capital costing purposes.

Each of the cash flows was compared using a 7.5% discount rate.  Table 16-11 shows the results of this analysis, which is based on preliminary and not final costs estimates.

A review of the results shows that the net present value increased as the production rate increased, as expected with bringing revenue forward.  No peak in the NPV was noticed, as is sometimes the case with smaller resources.

Significant capital requirements are needed for the higher production rate cases.  Cases with total capital in excess of $2 billion, were considered too capital intensive in the opinion of Entrée.

Page 16-25

Table 16-11:	Production Rate Trade-off Comparison (7.5% Discount Rate)

Production Option	NPV ($M)	IRR (%)	Mine Life (years)	Initial Capital ($M)	Total Capital ($M)
50,000 t/d – Phase 1-4	-328	5.6	33	1,161	1,718
75,000 t/d – Phase 1-5	24	7.6	32	1,311	2,039
100,000 t/d – Phase 1-4	579	11.7	17	1,340	1,705
100,000 t/d – Phase 1-5	717	11.6	24	1,394	1,987
125,000 t/d – Phase 1-5	1,064	13.5	19	1,589	2,117
150,000 t/d – Phase 1-5	1,360	15.4	16	1,747	2,208

Note:
The costs used to develop the NPV in the above table are preliminary and were updated after detaied mine scheduling and costing were completed.  These results were only used to guide the final mine schedule.

From mine scheduling iterations during the throughput trade-off analysis, it became apparent that although still economic, the higher strip ratio Phases 6 and 7 were not improving the 100,000 t/d case NPV, and were therefore discarded for PEA mine planning.  Based on this, the 100,000 t/d Phase 5 case was chosen to advance forward in this study.

16.2.6	PEA Mine Schedule

The material selection for the mill feed tonnage was based on two cut-offs:

•	low grade – a value per tonne cut-off (approximately 0.145% Cu)

•	high grade – 0.20% Cu cut-off.

The value per tonne cut-off is calculated for each block.  It is equivalent to what is termed the milling cut-off.  The original pit is defined with the net metal prices after smelting/refining, mining cost, processing cost, G&A, and metal recoveries.  That is termed the “mining cut-off.”

The milling cut-off works on the premise that once the pit is defined, material within the pit need only cover the process and G&A costs.  The milling cut-off does not consider the mining cost, as that is already a sunk cost.  The material must be moved anyway, typically to the waste management facility.  The material between the low-grade and high-grade cut-offs was stockpiled and processed at the end of the mine life.  Table 16-12 shows the parameters used to calculate the value per tonne for each block.

The net metal prices were determined by applying off site costs.  These include smelting, refining, and roasting terms (Table 19-1) and the cost of transportation of the concentrates to its final destination.  The copper concentrate has haulage to port costs of $60 /t, port costs of $5/t and ocean freight of $23/t.  The molybdenum concentrate has a cost of $65/t for haulage applied.

Page 16-26

Table 16-12:	Value Per Tonne Calculation Parameters

Input Parameter	Unit	Engineering Design Price
Metal Price
Copper	$/lb	2.50
Molybdenum	$/lb	13.50
Silver	$/oz	15.00
Gold	$/oz	1,100.00
Net Price (after smelting/roasting)
Copper	$/lb	2.07
Molybdenum	$/lb	12.13
Silver	$/oz	13.58
Gold	$/oz	1,057.00
Recoveries
Copper	%	92
Molybdenum	%	50
Silver	%	55
Gold	%	50
Process Cost	$/t mill feed	5.82
G&A Cost	$/t mill feed	0.30

When the resources for each phase were reported the following two cut-offs were applied:

1.	a base value per tonne (VLT) cut-off >$0.01 <0.20% Cu

2.	an elevated copper grade cut-off ≥0.20%.

The value per tonne calculation was used to define the lower end cut-off, as a simple Cu only cut-off would not properly account for the variable grades of copper, molybdenum, silver, and gold.  While the other metals do not account for significant value in each block, they still carry a portion of the overall block revenue that needed to be accounted for in each block.  The copper cut-off of 0.145% Cu is therefore an approximation of what a straight copper cut-off would be.

This material was exported into the two bins and placed into the scheduling programs for each of the phases.

The 100,000 t/d schedule assumes annual production requirements of 36 Mt of mill feed.  The initial year of plant production is assumed to be only 27 Mt, due to production start-up and commissioning.  All other years are scheduled at full plant capacity.

Five of the seven phases are mined for the final schedule, resulting in a mine life of 23 years.  As the bottom of Phase 5 is being mined, full production to the plant cannot be maintained.  Starting in Year 22, reclaim of stockpiled low-grade material is required to maintain the plant at full capacity.  In Year 22, a total of 7.8 Mt is reclaimed.  Year 23 requires 28.7 Mt of reclaim from the stockpile.  The final year of processing, Year 24 is completed with only stockpile material; the plant will run for just over six months before the stockpile will be exhausted.

Page 16-27

Three years of pre-strip are required prior to plant commissioning.  Phases 1 and 2 start in Year -3, followed by Phase 3 in Year -2.  This early start is required to ensure sufficient feed material is available for the mill.  The waste rock will be used as construction material for the two tailings dams near the open pit and for haul roads around the site.

Waste stripping is maintained at its highest level in Years -1 to Year 7, where an average of 128 Mt/a is mined.  This is predominately due to the overlying volcanics above the deposit.  Waste stripping then drops to an average level of 87 Mt/a for Years 8 to 14.  After Year 14, the stripping requirements drop off until Year 20, at which time no further waste is mined and the bottom of the pit is above cut-off material.  Plant feed tonnages are shown in

Figure 16-11, and plant feed grades in Figure 16-12.  Figure 16-13 illustrates the waste tonnage movement rate on an annual basis by phase.

Figure 16-11:	Plant Feed Tonnages by Year

Page 16-28

Figure 16-12:	Plant Feed Grades LOM

Figure 16-13:	Waste Tonnage Movement by Phase

Page 16-29

16.2.7	Waste Rock Management Facility Design

For the purposes of this study, waste material from the Ann Mason deposit has been assumed to be non-acid generating.  A brief review of the sulphur content was completed, but additional specific testwork will be required in the next stage of study.

Waste rock is scheduled to be hauled to the waste rock management facility (WRMF) to the southwest of the open pit for storage.  The initial platform elevation is designed at the 1605 level.  The concept is to expand waste material to the southwest and also connect to the proposed south tailings dam of the tailings management facility (TMF) at the same level.  In this manner, waste rock from the mine may be utilized for construction in the two southern dams minimizing quarried material.  The rock will still require crushing and screening for placement in filters, but the incremental cost of the haul is estimated to be less expensive than quarrying separate material.  With a large component of the waste rock scheduled in the early years, being volcanics above the Singatse fault, this material should provide suitable rock for dam construction.

The 1605 level of the WRMF is developed until Year 7.  The facility will then start to increase in height after Year 7, reaching a maximum level of 1665.

The haulage profiles for the waste rock from the upper levels of Ann Mason have been scheduled as downhill hauls, with reduced travel speeds.  The remaining hauls are flat from the pit entrance, with a later uphill component.

Waste volumes for the facility are determined using a 30% swell factor.  The SG of the material is used to determine the bank volume, and then the swell factor applied to obtain the loose volume required for storage in the WRMF.

The location of the TMF relative to the open pit is illustrated in Figure 16-14.  The two southern dams will benefit from the proximity of the mine for their waste rock requirements.  The dam near the plant site will be constructed entirely of rock fill from the mine, while the southern dam will be a mixture of waste rock and cyclone tailings.

The northern dam will require a quarry for its construction.  That dam will be constructed entirely of rock fill.  Due to the distance from the plant, this was assumed to be the method of construction.  Later stages of study for the Ann Mason project will need to consider if that estimate is the most cost effective for the overall project.  The smaller dams on the east side of the TMF are constructed entirely from rock fill.

All waste rock in the WRMF will be concurrently re-sloped and reclaimed.  The vertical spacing of the lifts (30 m) allows for efficient re-sloping.

Page 16-30

Figure 16-14:	Waste Rock Management Facility Access

AGP notes that the southwest portion of the WRMF occupies ground covered by a group of unpatented claims held by Bronco Creek Exploration, Inc., shown in Figure 16-15.  Entrée has entered an option agreement in which they may acquire an 80% interest in the property by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000, and issuing 85,000 shares of the Company within three years (completed); (b) making aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.  The agreement is currently in good standing.

The location of the WRMF may be adjusted in the event Entrée does not exercise its option or the joint venture management committee does not agree to the use of that portion of the joint venture grounds for the WRMF.

Page 16-31

Figure 16-15:	Waste Rock Management Facility in Overall Site Layout

TAILINGS DAM
TAILINGS DAM
MINE ACCESS ROAD
TAILINGS MANAGEMENT FACILITY
TAILINGS DAM
TAILINGS DAM
BLUE HILL RESOURCE
OPEN PIT
WASTE ROCK MANAGEMENT FACILITY
N

Entrée Gold Inc.	ANN MASON PROJECT	Site Plan
	0 500 1000	AUTHOR: S.B.D. DATE: October 2012

Page 16-32

17	Recovery Methods

From the testwork conducted, a flowsheet was developed, consisting of primary crushing, SAG and ball mill grinding, froth flotation, concentrate dewatering, and tailings thickening.  A schematic of the proposed flowsheet is presented in Figure 17-1.

Figure 17-1:	Flowsheet for the Ann Mason Processing Plant

17.1	Design Criteria

Based on the available testwork, a set of preliminary plant design criteria was developed, which provides all the specific unit operation process detail required for equipment sizing and selection.  A summary of some key criteria is presented in Table 17-1.

Page 17-1

Table 17-1:	Summary of Process Design Criteria

Parameter	Unit	Design Data
Cu Head Grade	%	0.33
Mo Head Grade	%	0.006
Stotal Head Grade	%	1.5
Plant Throughput	t/d	100,000
Crushing Circuit Availability	%	86.0
Grind/Float Circuit Availability	%	92.0
SAG Mill Feed Size, F100	mm	200
SAG Mill Transfer Size, T100	mm	1.5
Primary Grind size, P80	µm	120
Rougher/Scavenger Float Time	min	56
Regrind Size, P80	µm	45
1st Cleaner Flotation Time	min	18
2nd Cleaner Flotation Time	min	12
Cu-Mo Separation Rougher Float Time	min	10
Number of Mo Cleaner Stages		5
Cu Recovery to Cu Flotation Conc.	%	93.5
Cu Grade of Cu Flotation Conc.	%	30.0
Mo Recovery to Mo Flotation Conc.	%	50.0
Mo Grade of Mo Flotation Conc.	%	50.0
Process Plant Fresh Water Consumption	m3/t	0.53
Process Plant Power Consumption	kW/t	22.1

17.2	Process Description

This section describes the parameters used to design a new copper-molybdenum concentrator for the Ann Mason deposit near Yerington, Nevada, for the base case operating scenario of 100,000 t/d.

The fundamental design criteria have been developed using limited testwork, and should therefore be considered preliminary.

17.2.1	Process Summary

The Ann Mason concentrator is designed as a nominal 3 Mt per month plant.  Mine haul trucks will tip into twin primary gyratory crusher stations designed for 86% availability.  Surge capacity between the mill and crusher stations is handled by two roughly 40,000-t stockpiles.

Material is drawn off the stockpiles using apron feeders.  SAG mill feed control will consist of variable speed feeders with mill feed size distribution measurement.  The SAG mill discharge classification is achieved as follows:

Page 17-2

•	A trommel screen (40 mm) directs oversize to a series of recycle conveyors and allows undersize to gravitate to the SAG mill discharge sump.

•
The trommel screen undersize material is further classified by a vibrating, multi-angle scalping screen, which cuts at 3 mm, with the oversize recycling back to the SAG mill, and the undersize feeding forward to the ball mill circuit.

The scalping screen undersize flows by gravity to the ball milling circuit.  The ball mill operates in closed circuit with cyclones.  The cyclone pack cuts at a P80 of ~120 µm, providing the required liberation for good flotation.

The cyclone overflow reports to the feed box of the rougher flotation circuit.  The rougher/scavenger flotation plant consists of nine tank cells in series, with each cell having independent air flow control.

Rougher flotation concentrate is reground in a ball mill to a P80 of 45 µm.  The ball mill operates in closed circuit with a cyclone cluster.  Cyclone overflow reports to the 1st Cleaner feed box.

The 1st Cleaner/Scavenger circuit consists of eight tank cells in series.  The 1st Cleaner Scavenger tailings are fed by gravity into the rougher scavenger concentrate pump box.  The 2nd cleaner circuit consists of five tank cells in series.

The second cleaner concentrate is pumped to the conditioning tank in the copper-molybdenum separation circuit.  The molybdenum roughers consist of six tank cells in series.  The molybdenum rougher concentrate proceeds through five stages of cleaning, with the last two stages in column cells.  The tailings are fed counter-currently to the feed box of the previous stage.

Molybdenum concentrate product from the fifth cleaner stage of the separation circuit and copper concentrate (molybdenum rougher tailings) are thickened and press filtered.  The copper concentrate is loaded onto trucks and/or stockpiled, while the molybdenum concentrate is rotary dried and loaded into drums.

Flotation tailings from the rougher/scavenger circuit are thickened and pumped to the TMF.

Reagents are stored, mixed and distributed from a central reagents area.  Frother, collector, and promoter are pumped from the reagents area to head tanks in the flotation section, from where peristaltic reagent pumps accurately dose to the process.

Page 17-3

17.2.2	Detailed Process Description

Crushing – Area 100

Mill feed will be delivered to one of two primary tip locations by 360-tonne haul trucks at an average frequency of seven trucks per hour.  Peak delivery rate is assumed to be 5,500 dmt/h.  Mill feed is discharged directly into the primary crusher throat.  This area is served by a 2,000 ft.lb-class hydraulic rock breaker to handle oversize rocks.

The primary crusher can accept a top size of 400 mm and will run with a 200 mm open side setting.  Grizzly oversize enters the crusher and after crushing discharges by gravity into a 30-tonne rail lined surge pocket.  An apron feeder is used to withdraw crushed mill feed from the surge pocket onto a short sacrificial conveyor.  This conveyor discharges onto the main stockpile feed conveyor, which in turn feeds one of two crushed mill feed stockpiles.

The crushed mill feed stockpiles provide a live capacity equivalent to roughly 18 hours of plant production.  Mill feed is withdrawn from the stockpile via two lined discharge chutes and two apron feeders (one operating, one standby).  Each apron feeder is variable speed and capable of providing the entire mill feed rate.  Each apron feeder discharges via a discharge chute onto the SAG mill feed conveyor.  The two SAG mill feed conveyors feed two separate lines, each consisting of SAG milling, ball milling, and rougher/scavenger flotation.

Spillage and runoff in both the primary crusher building and the stockpile feeders tunnel is pumped to surface for appropriate handling.  The primary crusher is served by a 20-ton capacity overhead maintenance crane.

SAG Milling – Area 200

From the stockpile discharge feeder, mill feed is withdrawn in measured quantities onto the mill feed conveyor.  This conveyor discharges via the head chute into the mill feed hopper.  The SAG mill feed material size distribution will be monitored and controlled via a high-speed camera system.

Each SAG mill (two total) is a 12.2 m diameter x 6.1 m long, grate discharge, semi-autogenous grinding mill.  Slurry and pebbles exit the mill after passing through the mill discharge grate, and pebble ports onto a trommel screen fixed to the mill discharge trunnion.  Trommel screen oversize material (pebbles) is directed by chute onto the SAG mill pebble conveyor for recycling.  Trommel screen undersize gravitates into the mill discharge sump, where it is further diluted with water.  From the discharge sump, coarse slurry is pumped to the SAG mill scalping screen via a distributor box.  Screen undersize slurry gravitates via the screen underpan through a sampling plant to the ball mill circuit.  Screen oversize material gravitates via the oversize chute back to the SAG mill for regrinding.

Page 17-4

SAG mill slurry spillage is collected in a drive-in sump, and then returned to process by a submersible slurry pump.

The milling area (SAG and ball) is served by a common overhead crane.  Relining is achieved using the common relining machine.

SAG mill grinding media is stored in a ball bunker located partway along the mill feed belt.  The bunker is served with a small spillage pump and a ball loading crane and magnet.  Balls are added to mill feed at timed intervals via a ball loading chute.

Ball Milling – Area 220

After SAG milling, the particle size is further reduced to P80 -120 µm by conventional, closed-circuit milling in a series of two 7.9 m diameter x 11.5 m long overflow discharge ball mills (four mills total).

The SAG mill scalping screen undersize is split between two ball mill discharge sumps, whereupon it is combined with dilution water and ball mill discharge before being pumped to the cyclone classification cluster for each ball mill.  The clusters consist of six 840 mm cyclones, five operating, and one standby.

Cyclone underflow gravitates to the feed chute of the ball mill.  The cyclone overflow reports to a linear trash screen for removal of woodchips and other tramp material prior to flotation.  The screened cyclone overflow stream gravitates to the flotation circuit.  The stream of woodchips and tramp plastic from the linear screen is dewatered by a woodchip sieve bend before being dumped in a storage area.

The screened cyclone overflow reports to a sampling station that consists of a sampling launder and an automatic sampler.  Spillage contained in the ball mill area is pumped to the mill discharge sump for re-treatment.

Ball mill grinding media is delivered to the plant in bulk, and is stored in the ball mill ball bunker.  The ball bunker is serviced by a crawl and electric hoist arrangement, allowing balls to be lifted into a kibble using the ball loading magnet, and tipped into the mill via a ball loading chute.

Rougher Flotation– Area 300

Screened cyclone overflow serves as feed to the rougher flotation section.  Each rougher/scavenger bank (four banks total) consists of nine 300 m3 cells operating in series.  Flotation air to each cell is supplied by flotation blowers via a low pressure manifold, and flow is controlled by modulating valves and vent-captor type flow meters.  Pulp level is maintained by modulating dart valves.

Page 17-5

Rougher concentrate from the first six cells in the bank is pumped to the regrind mill discharge sump.  Scavenger concentrate from the last three cells in the bank is collected in a common launder and pumped back to the rougher feed box.  Tailings from the final scavenger cell report to a sampling launder, then to a primary sampler, and finally the rougher/scavenger tailings thickener.

Spillage in the rougher section is collected in a common sump and pumped back into the first rougher cell using a submersible spillage pump.

Rougher Concentrate Regrind – Area 320

Rougher concentrate from the four flotation lines are fed to the discharge box of two, 3.6 m diameter by 6.1 m long, regrind ball mills.  Each mill discharge is pumped to a dedicated cluster of eight 380 mm cyclones (7 operating, 1 standby).  Cyclone overflow, with a target P80 of 45 µm, flows by gravity to the feed box of the 1st Cleaner flotation cells, while the cyclone underflow goes to the mill feed inlet.

A spillage pump is used to pump the contents of the area sump back into the regrind mill.

Cleaner Flotation – Area 330

The 1st Cleaner/Scavenger bank consists of eight 20 m3 tank cells in series.  Flotation air is supplied from a low-pressure manifold, and pulp level is maintained by modulating dart valves.

The 1st Cleaner concentrate is collected from the first six cells in a common launder and pumped to the 2nd Cleaner feed box.  The 1st Cleaner Scavenger concentrate is collected from the last two cells in the bank into a common launder and gravitates to the regrind mill pump box.  Cleaner Scavenger tails slurry gravitates via a sampling launder and sampler to the Rougher Scavenger concentrate pump box.

The 2nd Cleaner bank consists of five 10 m3 tank cells in series.  Flotation air is supplied from a low-pressure manifold, and is flow controlled by modulating valves.

The 2nd Cleaner concentrate is collected in a common launder and pumped to the copper-molybdenum separation conditioning tank.  The 2nd Cleaner tails flow by gravity into the 1st Cleaner feed box.

The Cleaner area spillage is collected in bermed areas and directed into the cleaner area spillage pump, which pumps back to the 1st Cleaner feed box.

Copper-Molybdenum Separation – Area 340

Second cleaner concentrate is pumped to a 3 m3 agitated conditioning tank, where sodium hydrosulphide (NaHS) and fuel oil are added.  The conditioned pulp overflows to a bank of six 10 m3 tank cells in series that constitute the molybdenum rougher stage.  The molybdenum rougher concentrate is pumped forward through five stages of cleaning, with the underflow of each stage feeding by gravity to the previous cleaner bank.  All of the flotation cells in the copper-molybdenum separation circuit are sparged with nitrogen gas, instead of air, from a low-pressure manifold.

Page 17-6

The first, second, and third cleaning stages consist of three DR24 trough flotation cells in series.  The working volume of each cell is 1.4 m3, and level control is achieved by dart valves at the end of each bank.

The fourth and fifth cleaner stages each consist of a single flotation column, 0.91 m in diameter and 6 m high.  Each column includes a cavitation tube air sparging system, wash water system, and level control.  Concentrate collected from the fifth cleaner column cell is pumped to the molybdenum concentrate thickener.

A spillage pump is used to pump the contents of the area sump back into the conditioning tank.

Concentrate Dewatering – Area 400

Final copper concentrate, in the form of molybdenum rougher tailings, is pumped to the copper concentrate thickener-sampling box and sampler before entering the copper concentrate thickener for dewatering.  This thickener is equipped with a rake lift, bed level detection, and bed mass monitoring.  Thickener overflow gravitates to the spray water tank for recycling, while the thickener underflow is withdrawn from the cone by a centrifugal underflow pump and pumped forward to the copper concentrate storage tank, or recycled to the thickener feed if of insufficient density.

The copper concentrate is pumped from the mechanically agitated storage tank to the pressure filter for dewatering.  Filtrate from the pressure filter is directed to the concentrate thickener for recycling.  Manifold flush pumps withdraw filtrate from the filtrate tank and flush the filter feed manifold between cycles.  Flushed manifold product gravitates to the filtrate transfer pump and is recycled to the thickener feed.  A cloth wash tank and pumps allow high pressure washing of the filter cloth at the end of each cycle.

Copper filter cake is discharged from the press via two cake discharge chutes onto the cake transfer belt, which transfers cake to the concentrate storage shed.  A front-end loader serves the cake stockpile and loads cake into side-tipping trucks that transport the concentrate to a toll smelter.  Trucks are weighed and auger-sampled at the weighbridge prior to dispatch.

Molybdenum concentrate from the overflow of the molybdenum 5th cleaner column cell is pumped to the molybdenum concentrate thickener-sampling box and sampler before entering the molybdenum concentrate thickener for dewatering.  This thickener is equipped with a rake lift, bed level detection, and bed mass monitoring.  Thickener overflow gravitates to the spray water tank for recycling, while the thickener underflow is withdrawn from the cone by a centrifugal underflow pump and pumped forward to the molybdenum concentrate storage tank, or recycled to the thickener feed if of insufficient density.

Page 17-7

The molybdenum concentrate is pumped from the mechanically agitated storage tank to the pressure filter for dewatering.  Filtrate from the pressure filter is directed to the concentrate thickener for recycling.

Molybdenum filter cake is discharged from the press via two cake discharge chutes onto the cake transfer belt, which transfers cake to the rotary screw dryer.  The dryer includes an indirect, diesel-fired heater, inert gas blanketing system, and a wet gas scrubber.  Dried concentrate is discharged to the feed hopper of a drum filling station.  The loaded drums are auger sampled, sealed, weighed, and shipped by truck to a toll smelter.

Concentrate dewatering area spillage is recovered by pumping back to the respective concentrate thickener.

Tailings Dewatering – Area 450

The rougher scavenger tailings from the two process lines and the corresponding 1st cleaner scavenger tailings from that section are pumped to the feed launder for one of two 45 m diameter high rate thickeners.

Thickener overflow gravitates to the process water tank, while thickener underflow is pumped to the final tailings tank.  Four centrifugal pumps (two operating, two standby) transfer the tailings slurry from the tailings tank to the tailings dam.  Each tailings pump is served by a dedicated, progressive cavity, high-pressure gland service water pump, pumping clean water from the clean water tank.  Area spillage is returned to process by the spillage pump.

Services – Area 500

Process water is stored in two insulated 500 m3 tanks, and is distributed to the plant by the process water pumps.  Plant hosing/flushing water is provided by the hose-down water supply pumps.

The process water tank is also used to feed the diesel-powered fire water pump from a separate (lower) offtake, thus guaranteeing availability.

Clean water is piped into the plant from wells and stored in the plant clean water tank.  From the storage tank water is pumped around the plant for use as reagent mixing water, slurry pump gland seal water, and, as required, for mill lubrication system cooling.

Page 17-8

Plant and instrument air is provided by two compressors.  Air quality is maintained by a filter.  Instrument air is dried using a refrigeration drier.  An air receiver is provided for compressed and instrument air lines, to allow for surges in demand.

Low-pressure air is supplied to the flotation plant by two separate blowers.  The blowers are fixed speed, with manifold pressure controlled by a modulating valve on an exhaust line.

Reagents – Area 600

Collector – C3330

Sodium isopropyl xanthate (SIPX) pellets are delivered to site in 1-tonne bags and stored in the reagent storage area.  Bags are added to the mixing tank via the reagent area hoist and collector loading chute.  Collector is mixed to 10% solution strength within the tank, and then transferred to the storage tank, ready for distribution.  The storage tank capacity and solution strength allow a batch to be mixed every eight hours.

From the storage tank, collector solution is continuously pumped to the collector head tank, which in turn overflows back to the mixing tank.  Peristaltic hose pumps meter collector solution to several addition points throughout the plant.

Reagent spillage is pumped to the tailings tank for disposal on the tailings dam.  The reagent area is served by a safety shower.

Collector – A238

Liquid collector A238 is delivered to site in 1 m3 totes.  As delivered (full strength) A238 is pumped directly to the dosing points by dedicated peristaltic pumps.

Frother – MIBC

Liquid methyl isobutyl carbinol (MIBC) is delivered to site in 1 m3 totes.  As delivered (full strength), MIBC is pumped directly to the dosing points by dedicated peristaltic pumps.

Promoter – MX-3045

Liquid promoter MX-3045 is delivered to site in 1 m3 totes.  As delivered (full strength), MX-3045 is pumped directly to the dosing points by dedicated peristaltic pumps.

Flocculant – Magnafloc 10

Flocculant powder is delivered to site in 1-tonne bags and stored in the reagent storage area.  Bags are lifted by the reagent area crane and added to the flocculant powder hopper.  Powder is withdrawn by the flocculant screw feeder and blown through a venturi to a wetting head located on top of the mechanically agitated mixing tank.

From the mixing tank, mixed flocculant can be fed forward to the storage tanks, or recycled back into the mixing tank to aid mixing.  Once mixed, the flocculant should be left for several hours to hydrate.  A storage tank provides sufficient volume for storage of flocculant while the mixed batch hydrates in the mixing tank.  From the storage tank, flocculant is pumped directly to the tailings and concentrate thickeners.

Page 17-9

Sparging Gas – Nitrogen

Liquid nitrogen is delivered in bulk form in tanker trucks.  The nitrogen is pumped from the truck to an on-site storage tank, where it will be vaporized into a gas and distributed through a low-pressure manifold for use in the flotation circuit.

Activator – NaHS

Sodium hydrosulphide (NaHS) will be delivered to site as a 40% solution in tanker trucks.  The NaHS will be off-loaded by pump transferring into the NaHS storage tanks.

Collector – Fuel Oil

Diesel oil will be delivered to the reagents area by the site fuel truck.  The diesel will be pumped from the truck into the reagent area diesel storage tank, and distributed to the copper-molybdenum separation circuit by dedicated peristaltic pumps.

17.2.3	Process Installation Requirements

The following is a list of general process-specific installation requirements:

•
All slurry pipelines will be self-draining and equipped with flushing and drainage facilities.  Dead legs will be avoided and the exploitation of gravity flow as a transport mechanism will be practiced wherever feasible.

•	A slope of between 5° and 10° will be applicable in the concrete spillage containment area, where the floors will slope towards the spillage sumps.

•	Concentrate launders will be open and designed to facilitate manual sampling with handheld sample cutters.

•
Flotation cells are to be installed at a sufficient elevation to ensure that all process pump boxes are above ground level, with consideration of launder slope angle and pump and cell mechanism maintenance.

•	All slurry sumps will be sized to have a design residence time of at least 90 seconds and a minimum valley angle of 45°.

•	Slurry pipelines will be sized to ensure slurry velocities of between 1.9 and 2.4 m/sec under normal operating conditions.

•	All equipment will be designed to minimize spillage and maintenance and maximize availability.

•	A step height of 300 mm will be provided between each rougher/scavenger cell.

Page 17-10

18	Project Infrastructure

18.1	Infrastructure and Site Layout

The Ann Mason mine project infrastructure consists of the following:

•	open pit

•	concentrate storage

•	process plant, mobile equipment, and maintenance shops

•	office/administration and dry complex

•	waste rock management facility

•	tailings management facility

•	electrical substation and distribution.

This infrastructure is required to support the 100,000 t/d open pit operation.

18.1.1	Mine/Mill Site Operations

The mill is to be located to the northwest of the open pit, northeast of the waste rock management facility and south of the tailings management facility.  The primary crusher, situated near the rim of the open pit, will feed material to the mill complex via an approximately 1.5 km overland conveyor.  Built in close proximity to the mill building will be buildings containing offices, warehousing, welding shops, a services shop, a mine equipment/maintenance shop, and concentrate storage.  Refer to site plan Figure 18-1.

18.1.2	Concentrate Storage

The concentrate storage building will be designed to store approximately one-week’s worth of concentrate production (approximately 10,000 tonnes).  The storage building will be unheated, and will consist of reinforced concrete floors and walls covered by an uninsulated fabric structure to prevent windblown contamination.

Page 18-1

Figure 18-1:	Plant Site

MAIN SUBSTATION
MINE ACCESS ROAD
SUBSTATION
PARKING
SUBSTATION
MOBILE
SHOP
OFFICE/
DRY
SUBSTATION
SUBSTATION
ACCESS ROAD

Entrée Gold Inc.	ANN MASON PROJECT	Plant Site
	0 125 250	AUTHOR: S.B.D. DATE: October 2012

Page 18-2

18.1.3	Warehouse, Office, and Dry

The main warehouse, office, and dry will be located near the mill building.  The office section will accommodate administrative staff and warehouse personnel.  The dry will accommodate all mine and process plant personnel.  The initial years of mining will see the peak in labour force.  The average number of persons on the payroll for the first 10 years is expected to average 576, with a peak of 629 in Year 4.

18.1.4	Fuel Storage and Handling

The maximum fuel consumption early in the life-of-mine (LOM) will be approximately 79,000 L/d, projected to increase later in the LOM to 125,000 L/d.  Tank farm storage capacity will initially be 300,000 L at the beginning of the LOM, increasing to 500,000 L in year five as demand increases.  The fuel storage tank area will be equipped with containment and spill basins.

18.1.5	Explosives Storage and Handling

The explosives storage and manufacturing facility will occupy an area of approximately 100 m x 100 m located along the tailings access road at least 500 m from the mill.  All explosive related structures will be located within an appropriately barricaded and fenced area in accordance with Federal Mine Safety and Health Administration (MSHA) standards.

18.1.6	Roads

The site access road is approximately 16 km (10 miles) from U.S. Highway 95-Alternate; approximately 5 km (3 miles) are paved, with the remainder unpaved.  The roughly 10 km long unpaved portion of the road will require upgrading or rerouting of sections where necessary.  The site will be provided with roads connecting the open pit to the main processing plant, service complex areas, and tailings facility.

18.1.7	Water Balance System

Approximately 53,180 m3/d of fresh water will be required to satisfy water demand for the process plant.  Tailings recycle water will make up to 35% of plant process water requirements, with the remainder coming from a series of wells.

18.1.8	Service/Potable Water

Water required for site services will be pumped from the well(s) to a water storage tank, treated, then pumped to the locations where service water is required.  Potable water will be provided in bottled containers throughout the site.

Page 18-3

18.1.9	Sewage Treatment

The sewage and waste water treatment plant will be a self-contained rotating biological contactor (RBC) treatment plant, complete with clarifiers on both intake and outlet.  The treated effluent will be discharged into the designated tailings impoundment area during the construction period.  Once the mill begins operation, the treated sewage effluent will discharge into the mill tailings system.

18.1.10	Refuse Management

A recycling policy to minimize both industrial and domestic refuse will be implemented.  Recyclable products will be stored at an appropriate site storage facility and removed on a regular basis.  Waste products will be transported to a suitable landfill on site.

18.1.11	Power Supply and Distribution

Electrical power for the site will be supplied from the existing NV Energy 120 kV transmission line in service just east of the town of Yerington, NV.  A tap from this transmission line will be constructed along with roughly 10 km (6 miles) of new 120 kV line to service the site.  This transmission line, rated for approximately 110 MW, will arrive at the main substation at site, and will feed the two main substation transformers.  Each of the two main substation transformers will be rated 90/120 MVA, and will be connected to secondary switchgear at 44 kV in such a way that either or both would be able to supply power to the site, as needed.

The 44 kV secondary voltage will be distributed throughout the site by a combination of cable ducts and aerial lines.  The mill will be serviced by five substations, located strategically to accommodate high load concentration areas; the majority of these substations will be fed from high voltage cable ducts originating at the main substation.  A separate 44 kV substation will be provided for the primary crusher facility using redundant aerial feeds from the main substation.  Pit loads will be supplied by twin aerial lines originating at the main substation, and will feature drop locations where portable pit power distribution substations (for shovel/drill loads) can be connected.  The remainder of the site loads (office, shops, warehouse, reclaim, wells, etc.) will be serviced from a separate 44 kV aerial line networked throughout the site.

Backup power will be provided for any essential services of the mill as well as for other facilities at site deemed essential.  It is envisioned that the backup power requirements will be provided by three or four stand-alone diesel generators strategically located within the site.

Page 18-4

18.2	Tailings Management Facility

18.2.1	General

The proposed TMF is illustrated in Figure 16-15.  This arrangement provided the lowest height for the tailings dams and added security by keying the tailings dams into rock contacts for increased stability.  Further study on this layout is required in later levels of study.

18.2.2	Design Basis and Operating Criteria

The principal objective of the TMF is to provide secure containment of all the tailings solids generated by the milling process.  The mill throughput is planned at 100,000 t/d with 836.4 Mt milled of the 24-year processing plan.  Using a 1.28 t/m3 tailings density, the facility must accommodate 653.4 Mm3 of tailings.

The TMF facility capacity at all stages of the mine life considers that a minimum of 10 m of freeboard is available to the dam crest.  The end of mine freeboard is designed to be 5 m.

18.2.3	Tailings Management Facility Embankments

The tailings dam design for this study considers a total of four separate structures.  Three of these will be constructed entirely of rock fill with the fourth a combination of rockfill and cyclone tailings.

The four dams are named:

•	South Dam

•	North Dam

•	Middle Dam

•	Saddle Dam.

The South Dam is the largest of the all the dams with a final length of almost 4 km.  It is located at the south end of the TMF.  The base of the dam is at the 1525 elevation with the final height at 1650 elevation, yielding an overall height of 125 m.  The volume of this dam when complete is estimated to be 94.6 Mm3, of which 21.8 Mm3 is rock.  This rock will be furnished by extending the haul of the mine trucks in the early years to develop the starter dams.  The South Dam will be active for the duration of the mine life and is required at the start of the mine production.

The North Dam is the second largest of the dams with a final length of 3.5 km and located at the north end of the TMF.  The base of the dam is at the 1585 elevation and with a top of 1650 elevation resulting an overall height of 65 m.  The volume required for this dam is 26.5 Mm3.  The North dam is not required until the start of Year 3, but once active is active for the duration of the mine life.

Page 18-5

The Middle Dam is adjacent to the plant area and the third largest dam.  The dam is 1.3 km long with a base at the 1625 elevation and a top of 1650 elevation, providing an overall height of 25 m.  The volume of rock required is 3.3 Mm3.  The dam is not required until Year 16 when the level of the tailings approaches the 1625 elevation.  Once active, it will remain thus until the end of the mine life.

The final dam is the Saddle dam in the northeast corner of the TMF.  This is necessary to ensure sufficient freeboard will exist after mine closure.  The dam is entirely rock with a requirement of only 61,400 m3.  It will be constructed in the final years.

The downstream and upstream slopes of the dams are designed at 3.5:1 (H:V).

18.2.4	Tailings Distribution and Reclaim Water Systems

The tailings slurry will be pumped via a 5 km pipeline from the plant to the South Tailings Dam.  Tailings will be distributed to a series of cyclones on the dam crest and used to construct the dam further.  Process water will be reclaimed from the TMF pond and returned to the plant via a dedicated reclaim water pumpset and pipeline.

Both the tailings and water reclaim line will follow an access road from the plant to the tailings facility.

18.2.5	Water Management

The TMF pond plays a key role in the site water management by providing buffering of process water, direct precipitation, and runoff.  The impact of evaporation and a final water balance have not been completed for this study, but will be required in the next levels of study as the project advances.

Costing for surface diversion ditches along the western edge of the TMF has been included in the capital costing.  This is to capture and divert water away from the TMF without contact and released back into the environment.

Seepage collection ponds and pumping systems are considered in the costing for each of the dams.  This seepage will be returned to the process plant via the reclaim water system or returned to the TMF.

Page 18-6

18.3	Plant/Mine Site Water Management

The plant site drainage will be collected in a settling pond with disposal to the process water pond.  Wash bay drainage will be directed to an adjacent settling pond and pumped to the TMF.

Mine water collection will be pumped to a small settling pond near the primary crusher.  The water will be used for dust control on the road surfaces.  Excess water will be sent to the TMF.

Surface drainage will be diverted away from the mine where possible to ensure contact with active mining areas does not occur. If contact does occur, it will be directed to the mine settling pond.

18.4	Waste Rock Management Facility

The waste rock management facility is discussed in depth in Section 16.2.7.

Page 18-7

19	Market Studies and Contracts

This section examines potential smelting and refining terms for the copper and molybdenum concentrates expected to be generated from the Ann Mason deposit, elements that may affect the Project’s net revenue flow.

Increasing demand for copper in the Asian markets, commencing during the late 1990s, has stimulated the expansion of processing capacities for copper raw materials in Asia, and rationalized reduction and/or elimination of similar existing processing capacities elsewhere in the international market.  The balancing of supply and demand is expected to continue where newly created processing capacity should absorb much of the new copper concentrate production capacity that will be realized.

The quality of the mine’s product will influence the targeted regions for consumption, therefore stressing the importance of the Asian smelting and refining growth on the overall copper concentrate market.

The quantity and estimated value of the mine’s product will allow movement of product to multiple regions; therefore, the regions and consumers providing the least commercial risk and the optimum return to the Project should be considered.

The objective is to establish the estimated smelting and refining terms and conditions for the mine’s products, based on the analysis provided, and to predict the estimated value for the Project.

19.1	General Considerations

The consolidation of major participants in the copper mining, smelting, and refining market will influence the characteristics of the copper market, but should not adversely affect market demand for the mine’s product.  The product will be clean, with an average copper content of 30%, and the possibility of higher concentrate grades as the mine matures.  The annual quantity of product is average, and the mine life is long-term, estimated at twenty-four years.  The molybdenum concentrate, at 55%, is again average, and should pose no issues for marketability.

The mine should not compete directly with major producers such as BHP-B, RTZ, Codelco, Freeport, Vale, Anglo, Teck, Antofagasta, Xstrata, or Grupo Mexico; however, it will be influenced by this group’s interaction with the major consumers in China, India, Japan, Korea, and the Philippines.  Many of the above producers control or influence the operations of copper smelting and refining complexes.

Page 19-1

AGP recommends that the mine focus upon selective smelting and refining complexes that currently process copper concentrates along the Pacific Rim or the United States to reduce transportation costs, but terms offered for silver and gold content could determine a different direction.  The anticipated silver and gold values indicate that it may be sufficient to cover the majority of the transportation costs.

The dried molybdenum concentrates will be contained in tote bags, which assist in the overall transportation of the concentrate.  Handling considerations will be slightly different, but discussions on overall grade accountability and transit losses are applicable for both the copper and molybdenum concentrates.

This report suggests that the mine consider distributing the sale of product among at least three smelters to minimize operational disruptions risk and maximize leverage of negotiations.  Unless Entrée desires to link product sales with potential financing, the above strategy is highly recommended.

Logistics must be examined; however, freight costs should not greatly influence the value of the concentrate.  The product value dictates minimization of the amount of in-process inventory at the mine, in-transit inventory from mine to port, inventory in storage awaiting shipment at the port, and inventory in-transit from shipping port to receiving discharge port.

Normal deviations in moisture content and the methods established to sample and determine the settlement dry weight must be closely examined and controlled.  Moisture samples should be taken when product is weighed and sampled for assays at the trailer or car discharge in the storage area designated for loading the carrying vessels.  Care must be taken to immediately seal the moisture samples, and to follow the established procedures for drying and determination of dry weight.  Sampling for assay determination should be examined, but will likely follow normal procedures.  Samples are taken from the transit trailers or cars when departing the mine area, and absolutely upon loading of the carrying vessel.  Here, a frequently calibrated static scale will be utilized before the trailers or cars are discharged at the storage area, prior to loading of the vessel.  The trailers or cars must be recorded for tare weight, as well as total weight.  The storage area for loading the carrying vessels must be very secure, and covered to protect from weather conditions as best as is possible.

Assaying, exchange of assay results, and the splitting limits for determination of settlement results must be professionally managed.  Dust control and wash-down facilities for trucks and rail should be examined, as the Project should avoid unnecessary losses in handling and transport.  Similar facilities install wash-down facilities for trucks prior to departing the loading area at the mine, as well as at the discharging area prior to loading onto carrying vessels.  Transit trailers must be tightly covered to avoid wind losses during transit.

Page 19-2

AGP suggests shipment in the smallest vessels conducive for the movements required, in order to minimize the in-process inventory.  The alternative is to demand advanced provisional payments from consumers upon loading of the carrying vessel; however, this procedure may not be acceptable to some or all consumers, and the consumer (smelter) will attempt to adjust the terms and conditions to reflect the loss of interest and risk.

Professional surveyors are recommended at loading and discharge ports.  Professional support is suggested for the Project to assist in negotiating and drafting the commercial sales Purchase agreements for the product with the various consumers.  This practice would reduce the exposure to a number of critical elements within the commercial agreements and define how best to manage and control the liquidation process.

Potential smelting facilities for the copper concentrate include the Pacific Rim and the United States.  Smelting facilities exist within Mexico, but their selection would be dependent upon their precious metal accountabilities and overall economics.  Pacific Rim countries would be accessed via the port of Stockton, California.

19.2	Terms and Conditions Discussion

19.2.1	Accountable Metals

The actual recovery of payable metals varies by smelting processes; treatment of precious metals and by-product streams; concentration of payable elements within the standard smelting bed (the desired blend of concentrates entering the process); and the impact of deleterious elements on processing efficiency, payable metal recovery, and deleterious element containment costs.  A smelter with minimal precious metal in their overall feedstock will struggle to achieve modest recovery of the precious metals when compared to a smelter with above average precious metals in their feedstock.  Some smelters have efficient slag cleaning furnaces, while older facilities are not physically able to improve precious metal recovery.

For the purposes of this study, the assumption was made that the precious metals of silver and gold contained within the copper concentrate would be payable at 97% of the contained metal.

19.2.2	Smelting and Refining Charges

The proposed smelting and refining terms for each product are consistent with anticipated market trends, reflecting a rise in mine production to compensate for the immediate market shortages, and higher than usual prices for each accountable metal.  No direct contact or definitive smelter agreements have been obtained for the concentrate, although, after independent review, the concentrate would not be difficult to market.  This is due in part to the higher copper grade in the copper concentrate and apparent lack of deleterious elements.  No penalties need to be applied in the terms for the concentrate.

Page 19-3

Table 19-1 shows the terms applied to the Ann Mason study for determining net metal values and metal revenue.  These terms are considered reasonable for the purposes of the PEA study.

Table 19-1:	Smelting and Refining Terms

Term	Unit	Copper	Molybdenum	Silver	Gold
Cu Minimum Deduction	%	1.0	-	-	-
Base Smelting Charge	$/dmt	65.00	-	-	-
Cu Refining Charge	$/lb payable	0.065	-	-	-
Mo Payable	%	-	99.0	-	-
Mo Roasting Charge	$/lb payable	-	1.15	-	-
Payable Silver and Gold	%	-	-	97.0	97.0
Refining Charge	$/oz	-	-	1.00	10.00
Concentrate Grade	%	30	55	-	-
Concentrate Moisture	%	8	4	-	-

Page 19-4

20	Environmental Studies, Permitting, and Social or Community Impact

20.1	Summary

Mining activities in Nevada are regulated by the NDEP.  Mining activities on public lands are administered by the BLM.  The Ann Mason Project is located on both, private and public land.

MIM and Entrée U.S. have conducted exploration activities on the area surrounding the Ann Mason deposit under an approved Plan of Operations (Plan).  The Plan allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of 20.2 ha of surface disturbance over a ten year period.  In order to approve the Plan, the BLM prepared an Environmental Assessment (EA) that considered the potential impact on the environment.  The BLM determined that no significant impact to the human environment would occur due to the proposed exploration and a “Finding of No Significant Impact and Decision Record” approving the Plan was issued.

Substantial environmental studies were conducted in the preparation of the above EA.  These studies documented that historic and pre-historic cultural resources, habitat of certain special interest species of plants and/or wildlife, and other concerns exist or could exist near the Ann Mason Project.  Through coordination with the regulatory agencies, conducting additional comprehensive environmental studies, prudent project planning and design, and avoiding and/or mitigating potential project environmental impacts, Entrée anticipates being able to obtain all necessary permits for development of the mine and to operate the mine in an environmentally acceptable manner.  Permits are discussed in Section 20.3.

Entrée is not aware of any environmental issues that would materially affect the Ann Mason Project.

20.2	Waste Disposal/Monitoring

Various Federal, State, and local permits will be required for the development and operation of the Ann Mason mine, as discussed below in Section 20.3.  All aspects of the mine must be designed and operated to avoid and/or minimize environmental impacts, as required by those permits.  Air quality, water quality, and operating parameters will also be monitored, as required by those permits.  Specific details of the mine design, operation, and monitoring will be developed through consultation with the appropriate agencies and through preparation of specific permit applications upon completion of detailed designs in the prefeasibility study.

Page 20-1

Seepage control of the TMF, as discussed in Section 18, will continue post-closure.  Seepage at the base of the WRMF will also be contained and monitored.  If after analysis the seepage is suitable for discharge to the environment, it will be discharged.  In the event that the seepage quality is not sufficient, it will be returned to the TMF

The TMF cover strategies are to be determined upon completion of detail designs in the Prefeasibility after additional testwork on tailings and the ground water regime have been completed.

20.3	Project Permitting Requirements

Mining has been a significant business in Nevada for many years, and many mines have been permitted on the public lands in Nevada.  Consequently, the regulatory agencies are familiar with mining activities, and complying with the respective agency permit application requirements allows permits to be issued in a timely manner.

The most important, time consuming, and costly permits/approvals required for the Ann Mason Project are:

•	Plan of Operations (PoO) approval by the BLM

•	Water Pollution Control Permit from the NDEP – Bureau of Mining Regulation and Reclamation (BMRR)

•	Reclamation Permit from the BMRR

•	Air Quality Permit from the NDEP – Bureau of Air Pollution Control (BAPC)

•	Special Use Permit from Lyons County and Development Permit from Douglas County.

Other permits are necessary, but do not require as much time or effort to acquire and can be acquired during the time period the above permits are pending.

20.3.1	Plan of Operations (PoO)

A critical step in permitting will be obtaining the approval of a detailed PoO from the BLM, which authorizes mining activities on the “public lands” of the U.S.A.

Approval of the PoO is considered an action by the Federal Government, and, as such, is subjected to review under the National Environmental Policy Act (NEPA).  Federal actions fall into one of five categories of NEPA review:

1)	actions which are exempt from NEPA
2)	actions which are categorically excluded from NEPA review
3)	actions which are covered by an existing NEPA review

Page 20-2

4)
actions which require the development of an EA to determine if the potential impact would be significant (if not significant then a Finding of No Significant Impact or FONSI is reached through a Decision Record (DR))

5)	if the potential impact is considered to be significant, then an Environmental Impact Statement (EIS) is produced to determine the impacts and the finding is documented in a Record of Decision (ROD).

Development of the Ann Mason Project would most certainly fall into the last category requiring an EIS, and Entrée will request that an EA review not be undertaken.  An EIS is first issued as a draft for public and agency review.  The BLM will be the Lead Agency under NEPA rules and will request review of the EIS by the U.S. Environmental Protection Agency (EPA).  A 2008 Memorandum of Understanding between the BLM and the EPA is intended to facilitate the review and coordination of EIS level NEPA documents.

Other agencies (such as the NDEP and Lyon and Douglas Counties) will also participate with the BLM in the preparation and review of the NEPA documents.  The BLM will consider all public and agency comments and issue a Final EIS.

The PoO must provide sufficient detail to identify and disclose potential environmental issues for the NEPA review.  Project components that must be described in the PoO, as appropriate, include:

● mining method (open pit/underground)	● water wells
● mine waste rock storage facilities	● pipelines
● mill feed storage/handling facilities	● surface drainage control facilities
● crushing facilities	● electrical generation and transmission facilities
● processing methodology and facilities	● other surface disturbances
● process ponds	● chemical storage facilities
● tailings disposal facilities	● explosive magazines
● haul roads	● fuel storage/handling facilities
● other onsite roads	● noise
● water supply ponds	● light.
● employee information (number/shifts/travel/training)

Page 20-3

Detailed environmental and engineering information must be included in the PoO, and in other technical reports, describing the following environmental elements:

● air quality	● noxious weeds, invasive, and non-native species
● cultural resources	● social and economic values
● environmental justice	● soils
● floodplains	● special status plants and animals
● geology and geochemistry	● threatened and endangered species
● land use authorization	● vegetation
● livestock grazing management	● visual resources
● meteorology	● wastes (solid and hazardous)
● migratory birds	● water (surface and ground)
● minerals	● wild horses and burros
● Native American religious concerns	● wildlife.
● paleontological resources

To address seasonal variability, up to 12 months of baseline data may be required for some of the above elements (such as water quality and air quality).  Data acquisition for other elements (such as cultural resources) may require extensive fieldwork.  Seasonal aspects for some environmental elements such as vegetation and wildlife must also be considered.  Baseline data must be submitted with the PoO.  Entrée understands these requirements and is prepared to undertake the activities.

In order to approve Entrée’s existing Plan covering the area surrounding the Ann Mason deposit, the BLM prepared an EA that considered the potential impact on the above resources as appropriate.  A Finding of No Significant Impact (FONSI) and Decision Record (DR) were issued, approving the Plan.  Even though an EIS is more thorough and involves more public involvement than an EA and the area to be included in the EIS review will be much larger than that covered under the Ann Mason EA, no major, insurmountable issues are contemplated in the EIS NEPA review for the Ann Mason Project.

Typically an EIS for a large mining project in Nevada can be expected to take 24 to 36 months to complete.  Entrée understands the EIS process and the BLM requirements.  Entrée is committed to submitting the necessary documentation in a timely manner to reduce as much as possible the time required for the review.  However, depending on circumstances out of Entrée's control, the time required to prepare an EIS for the Ann Mason mine may escalate to three to five years.  Total permitting time, including acquisition of environmental baseline data, can be expected to be three to five years.

Page 20-4

The BLM Carson City District (CCD) is currently preparing a comprehensive Resource Management Plan (RMP) and associated EIS to guide management of BLM administered public lands (surface lands and federal minerals) within the District.  The RMP/EIS will be prepared as a dynamic and flexible plan to allow management to reflect the changed needs of the planning area and will replace the existing Carson City Field Office Consolidated Resource Management Plan (2001) and amendments.

The need for the CCD RMP/EIS is to respond to new policies, including but not limited to, energy, demand for limited resources, appropriate protection of sensitive resources, increases in conflict between competing resource values and land uses, and other issues that have surfaced since approval of the existing RMPs.  The overall objective of the RMP/EIS planning effort is to provide a collaborative planning approach that assists the BLM in updating the management decisions of the current RMPs.

Mining is a large part of the BLM’s resource activities in the CCD, including the Sierra Front Field Office, which has direct management over the public lands surrounding the Ann Mason Project.  Major changes in how the BLM manages mineral development activities on the public lands are not anticipated.  The effect the development of the RMP/EIS will have on staff availability in the BLM Sierra Front Field Office is unknown.

20.3.2	NDEP-BMRR Water Pollution Control Permit

Water Pollution Control Permits are administered by the Regulatory Branch, BMRR, NDEP, Department of Conservation and Natural Resources.

The Water Pollution Control Permit typically requires a zero discharge of potential water contaminants, which effectively requires containment of all process fluids.  The application for a Water Pollution Control Permit requires a rather extensive amount of material.  Much of the required information would be included in the PoO, but more specific information is required by the BMRR for some facilities.  The information must be sufficiently detailed to allow the agency to determine the potential sources of water pollution, the methods to prevent water pollution, and the methods to monitor to insure pollution does not occur.  A summary of the information required follows:

•	a description of the area of review including hydrology (surface water and groundwater), topography (watershed), meteorology, water wells, and potential effects of flooding

•
an engineering report that includes specifications for fluid management, process components, topographic maps showing process and mine facilities (including waste rock disposal areas and tailings facilities), which could be a source of water pollution and description of water pollution control features, such as pond liners

Page 20-5

•	methods of inspecting, monitoring, testing, and quality assurance and quality control of all process facilities, which could be a source of water pollution.

20.3.3	NDEP-BMRR Reclamation Permit

Reclamation Permits are administered by the Reclamation Branch, BMRR, NDEP, Department of Conservation and Natural Resources.

Reclamation requirements will be a substantial part of the PoO to be approved by the BLM.  Information required for the BMRR application for a Reclamation Permit includes the requirements of the BLM.  Entrée will prepare a reclamation plan for the NDEP-BMRR, which will satisfy both agencies.  The reclamation plan must include maps and drawings of all facilities and methods to reclaim each facility commensurate with that facility.  It is important that measures be undertaken to salvage, store and protect topsoil/growth medium; prevent wind and water erosion; ensure long-term stability of reclaimed structures; and return disturbed lands to a productive post-mining land use approved by the BLM.

A reclamation bond must be posted with the BLM prior to surface disturbance and prior to the construction of facilities.  The bond may be placed in stages depending on the particular mine phase.  The bond may also be recovered in stages as reclamation of mine facilities no longer needed for operations are reclaimed to agency satisfaction.

20.3.4	NDEP-BAPC Air Quality Permit

The EPA has delegated the authority to issue Air Quality Permits to the state of Nevada through the Nevada State Implementation Plan (SIP).  The SIP insures compliance with the federal Clean Air Act.

The permitting branches in the Bureau of Air Pollution Control issue air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air.  This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process activity that is an emission source requires an Air Quality Permit.  An emission source is defined as “any property, real or personal, which directly emits or may emit any air contaminant.”  An air contaminant is defined as “any substance discharged into the atmosphere except water vapor and droplets.”

The following thresholds are a guide to the various air quality permit types:

•
Class 1 – Typically for facilities that emit more than 100 st/a for any one regulated pollutant or emit more than 25 st/a total hazardous air pollutant (HAP) or emit more than 10 st/a of any one HAP or is a Prevention of Significant Deterioration (PSD) source or major Maximum Achievable Control Technology (MACT) source.

Page 20-6

•	Class 2 – Typically for facilities that emit less than 100 st/a for any one regulated pollutant and emit less than 25 st/a total HAP and emit less than 10 st/a of any one HAP.

•
Class 3 – Typically for facilities that emit 5 st/a or less in total of regulated air pollutants and emit less than one-half ton of lead per year, and must not have any emission units subject to Federal Emission Standards.

•	SAD – Surface Area Disturbance of >5 acres.

The Ann Mason Mining Project will require a SAD permit for surface disturbing activities.  Depending on the amount of air pollutant emissions for all sources of the Project, a Class 1 or Class 2 permit will be required.  Determination of the type of permit required will be conducted early in the design stage of the mine.  A Class 1 permit application requires the collection of substantial meteorology data and ambient air quality data, and also emission modelling.  The air quality permitting effort would run concurrently within the time frame of the PoO approval process.

20.3.5	Lyon County/Douglas County Permits

A Special Use Permit is required for mining operations in Lyon County.  The permit application will undergo a public process involving the County Planning Commission and the County Commissioners for approval.  Public input is allowed.  The permitting process can be expected to take up to three months after a complete application is filed with the County.  Much of the information for the application can be taken from the BLM PoO and from various NDEP permit applications with additional information specific to county needs.

Lyon County is supportive of mineral development within the County and has promulgated the following policy:

Lyon County recognizes that the development of its abundant Mineral Resources is desirable and necessary to the state and the nation.  Therefore, it is the policy of Lyon County to encourage mineral exploration and development consistent with custom and culture and to eliminate unreasonable barriers to such exploration and development, except for those that arise naturally from a recognition of secured private property rights and free market conditions.

Under the current study, only a portion of the tailings impoundment would be located in Douglas County; however, mining uses, as defined in Section 20.660.070 of the Douglas County Consolidated Development Code, include mineral processing.  Furthermore, all land disturbing activities in Douglas County require a Development Permit.

Page 20-7

Permitting in Douglas County can be expected to follow the same general procedure as permitting in Lyon County.  The Lyon County/Douglas County permitting efforts would run concurrently within the time frame of the PoO approval and the NDEP permitting processes.

20.4	Social/Community Issues

In general, Lyon County and the state of Nevada are receptive to metal mining activities, and mining provides a large part of local and state revenue.  Entrée will work with Lyon and Douglas Counties and nearby towns including Yerington, Weed Heights, Mason, and communities in Smith Valley to reduce potential impacts.  The Special Use Permit and Development Permit required by Lyon and Douglas Counties, respectively, are anticipated to specify conditions to reduce impacts on the Counties.  Entrée does not anticipate any substantial impacts to social or community issues.

20.5	Mine Closure

As described above, reclamation of mine activities will be a significant part of the BLM PoO and the Nevada BMRR, and plans for closure must be approved by both agencies prior to initiation of mining activities.  Entrée will work with both agencies to develop cost effective reclamation methods including reclamation concurrently with mine operations as appropriate.

Reclamation costs will be developed along with detailed mine development plans, and an acceptable reclamation bond will be posted with the BLM.

Page 20-8

21	Capital and Operating Costs

21.1	Capital Costs

21.1.1	Summary

The capital costs for the Ann Mason Project are summarized in Table 21-1.  The costs are based on the estimate for a 100,000 t/d processing plant using a standard flotation circuit with molybdenum separation.  The mine has a 24-year processing life.

Table 21-1:	Ann Mason Project Capital Cost Summary

Capital Category	Total Capital ($M)	Preproduction Capital Year -3 to Year -1 ($M)	Production Capital Year 1 ($M)	Sustaining Capital Year 2+ ($M)
Open Pit Mining	729.6	255.4	102.7	371.5
Processing	425.9	337.3	84.3	4.2
Infrastructure	205.1	164.4	16.3	24.5
Environmental	75.3	1.1	0.7	73.5
Indirects	237.5	156.8	36.8	43.9
Contingency	171.9	95.4	32.1	44.5
Total	1,845.4	1,010.4	272.9	562.1

Initial capital requirements (preproduction) are estimated to be $1,010.4 million.  Production starts in Year 1 and the tail end of the start-up capital requirements will be partially offset by revenue in that year.  Capital requirements for Year 1 total $272.9 million.  The indirect and contingency values vary by capital cost item, the values referred to in Table 21-2 are percentages of the direct capital numbers.

Table 21-2:	Capital Category Indirect and Contingency Percentages

Capital Category	Indirects (%)	Contingency (%)
Open Pit Mining	10.0	10.0
Processing	18.2	15.2
Infrastructure	20.0	15.0
Environmental	5.0	10.0

21.1.2	Open Pit Mining Capital

The capital costs for the open pit mine are based on conventional open pit equipment for copper porphyries.  Rotary drills with 229 mm bits will be used for the production drilling.  Haulage trucks with 360-tonne capacity were matched with 55.8 m3 electric cable shovels.  Support equipment includes track dozers, graders, rubber-tired dozers, and additional ancillary equipment.  Table 21-3 and Table 21-4 show the open pit capital breakdowns, by equipment and by period, respectively.

Page 21-1

Indirect and contingency costs for the open pit mine were estimated at 10% each.  Initial capital (Year -3 to Year 1) represents 49% of the life-of-mine (LOM) capital requirements.  Pre-production mining costs were treated as an operating cost and therefore were not capitalized.

Table 21-3:	Major Equipment – Open Pit Capital

Equipment	Unit	Capacity	Unit Cost ($)	Operating Life (h)	LOM Fleet Cost ($)
Production Drill	mm	229	5,500,000	25,000	93,500,000
Front-End Loader	m3	40.5	8,500,000	35,000	25,500,000
Cable Shovel	m3	55.8	28,500,000	100,000	114,000,000
Breaker Loader	m3	11.5	2,170,000	35,000	8,680,000
Haulage Truck	t	360	7,000,000	60,000	385,000,000
Tracked Dozer – Large	kW	433	1,444,000	35,000	25,992,000
Tracked Dozer – Small	kW	231	685,000	35,000	10,960,000
Grader	kW	233	855,000	20,000	11,970,000
Rubber-Tired Dozer	kW	350	1,145,000	30,000	9,160,000
Support Equipment		variable	-	-	44,867,000
Total Mine Capital					729,629,000

Table 21-4:	Open Pit Capital by Period

Equipment	Total Capital ($)	Preproduction Capital Year -3 to Year -1 ($)	Production Capital Year 1 ($)	Sustaining Capital Year 2+ ($)
Production Drill	93,500,000	11,000,000	11,000,000	71,500,000
Front-End Loader	25,500,000	17,000,000	-	8,500,000
Cable Shovel	114,000,000	85,500,000	28,500,000	-
Breaker Loader	8,680,000	2,170,000	-	6,510,000
Haulage Truck	385,000,000	112,000,000	63,000,000	210,000,000
Tracked Dozer – Large	25,992,000	5,776,000	-	20,216,000
Tracked Dozer – Small	10,960,000	2,740,000	-	8,220,000
Grader	11,970,000	3,420,000	-	8,550,000
Rubber-Tire Dozer	9,160,000	2,290,000	-	6,870,000
Support Equipment	44,867,000	13,510,000	208,000	31,149,000
Total Mine Capital	729,629,000	255,406,000	102,708,000	371,515,000

Page 21-2

21.1.3	Process Plant Capital Cost

The capital cost estimate for the processing plant is based on the proposed flowsheet, as described in Section 17.  Nominal throughput for the plant is 100,000 t/d.  Table 21-5 provides a breakdown of the construction estimate for the process plant.

Table 21-5:	Summary of Process Plant Capital Costs

Area	Cost ($M)
Civil & Earthworks	61.4
Mechanicals – Supply	197.4
Mechanicals – Installation	43.6
Structural – Supply	15.9
Structural – Installation	8.8
Platework – Supply	7.7
Platework – Installation	3.9
Piping	21.2
Electrical & Instrumentation	32.1
Buildings	29.6
Subtotal	421.6
Indirects	76.9
Contingency	63.9
Total	562.4

The total direct cost for the process plant is $421.6 million.  Indirect costs total $76.9 million, with the main sub-components being the EPCM contract ($46.4 million), consumables and spares ($13.4 million), and site establishment ($9.3 million).  A contingency equivalent to 15.2% of the direct costs has also been included.

Sustaining capital of $4.2 million is also included in the LOM capital, which brings the total direct costs of the process plant to $425.9 million and a LOM total capital cost of $568 million.

The estimation method for the processing plant described in this study is presented in the following section.

21.1.4	Basis for Estimation

Mechanical Equipment

•	Estimated costs for major mechanical equipment (i.e., mills, conveyors, crusher, thickener, etc.) were taken from budget quotes from recent projects and from database information.

Page 21-3

•	Major equipment weights (for installation costing) were provided by vendors or taken from database information. Smaller equipment masses were estimated using recent project data.

•	An installation rate (per tonne) for each piece of mechanical equipment was based on an estimate of labour-hours required and rates from similar projects in North America.

•
Transportation costs for each piece of equipment used recent quotations for 6.1 m and 14.9 m containers.  All equipment shipped transcontinentally is assumed to be packed in 14.9 m containers.  Transportation cost per item assumes a percentage of container volume, and thus cost.

Civil Works

•	An estimate of civil works costs was made by factoring from the mechanical equipment cost, based on recent projects of similar size and scope.

Structural

•	An estimate of structural costs was made by factoring from the mechanical equipment supply cost, based on recent projects of similar size and scope.

•	The direct cost includes transportation to site.

•	Erection costs are factored from the structural supply cost.

Platework

An estimate of platework costs was made by factoring from the mechanical equipment supply cost, based on recent projects of similar size and scope.

•	The direct cost includes transportation to site.

•	Erection costs are factored from the platework supply cost.

Piping

•	Costs were factored using database information from other studies.

•	The direct cost includes transportation to site and installation.

Electrical and Instrumentation

•	Costs were factored using database information from other studies.

•	The direct cost includes transportation to site and installation.

Building Costs

•	Costs were factored using database information from other studies.

•	The direct cost includes transportation to site and installation.

Page 21-4

21.1.5	Infrastructure Capital Cost

The infrastructure capital costs required by the mining and milling operations are listed in Table 21-6.  These costs are based on information from vendor quotations, and work on similar operations.

Table 21-6:	Infrastructure Capital Costs

Capital Category	Total Capital ($M)	Capital, Year -3 to Year -1 ($M)	Production Capital Year 1 ($M)	Sustaining Capital Year 2+ ($M)
Transmission Line Tap	1.2	1.2	-	-
Power Line	3.5	3.5	-	-
Site Main Substation	16.3	16.3	-	-
Site MV Distribution	3.6	3.6	-	-
Misc. Surface Substations	1.5	1.5	-	-
Mill Substations	24.0	24.0	-	-
Concentrate Storage	4.4	4.4	-	-
Explosives Storage Area	0.4	0.4	-	-
Fuel Storage	4.1	2.5	-	1.6
Maintenance Facility	24.0	24.0	-	-
Fresh Water and Pumping	5.0	5.0	-	-
South Tailings Dam	28.2	28.2	-	-
South Dam – filters, placement	3.0	3.0	-	-
North Tailings Dam	31.6	-	15.8	15.8
North Dam – filters, placement	1.0	-	0.5	0.5
Middle Tailings Dam	3.3	-	-	3.3
Middle Dam – filters, placement	1.0	-	-	1.0
Saddle Tailings Dam	0.6	-	-	0.6
Saddle Dam – filters, placement	0.1	-	-	0.1
Tailings Pipeline and Sewage	10.0	10.0	-	-
Electrical for Dam Pumps	3.2	3.2	-	-
Geotechnical Instrumentation	0.3	0.3	-	-
Diversion Ditches/Dams	4.0	4.0	-	-
Site Mobile Equipment	3.0	1.5	-	1.5
Communications	0.2	0.2	-	-
Office/Dry/Warehouse	3.6	3.6	-	-
Overland Feed Conveyor	14.0	14.0	-	-
Access Roads to Site	5.0	5.0	-	-
Site Roads	5.0	5.0	-	-
Total	205.1	164.4	16.3	24.4

To the infrastructure direct capital costs, an indirect percentage of 20% was applied as well as a contingency of 15%.

Page 21-5

A 10 km power line needs to be built from the main power line at an estimated cost of $350,000/km.  A tap off the main line will cost in the order of $1.2 million.  A number of substations will be required throughout the mine and mill area in addition to the distribution system.  This amounts to a total of $45.4 million for electrical transmission, distribution, and substation infrastructure.

The equipment maintenance facility has been sized to accommodate the mobile equipment fleet.  Maintenance on the shovels and drills will be handled in the field as required.  The shop will be a 15 bay configuration with electrical, welding, and tire areas to accommodate the large equipment fleet.

The tailings dam component of the infrastructure cost is the initial construction costs of the dams.  In the case of the north, middle, and saddle dams, the entire dams will be constructed of rock fill.  The south dam will be constructed of both rock fill and cyclone tailings.

The final total volume of material required for the south dam is 94.6 Mm3.  Of this, 30% will be rock fill with the remainder from cyclone tailings.  The rock fill will be directed from mining operations in the pre-strip phase of the pit.  The tonnage required is based on 28.4 Mm3 of rock; using an SG of 2.59 t/m3 and a 30% swell, this equates to 56.5 Mt.  An incremental cost of $0.50/t has been applied to the rock fill from the mine to determine the capital cost.  This equates to a value of $28.2 million.  Additional to this is the cost of sand and gravel filters inside the dam to avoid buildup of the phreatic surface.  The cost to crush and screen waste rock from the mine has been estimated at $3 million.  The total cost of the initial south dam is the sum of these two costs, $31.2 million.

The north dam has a required volume of 26.5 Mm3 of material.  Using a rock specific gravity of 2.59 t/m3 and swell of 30%, a total of 15.8 Mt will be required.  A quarry cost of $2/t has been applied to this for the cost of dam construction, for a cost of $31.6 million.  As part of the dam, a series of filters and sized material will be used.  An estimate of $1 million in additional cost is included.  The dam is not required to be complete until the end of Year 2, when the tailings level rises to the point of needing the dam.

The middle dam, adjacent to the plant site, is also constructed out of pure rock fill.  In this case the material will be provided by the open pit, with only an incremental haulage cost of $0.50/t over the cost to haul to the waste rock management facility.  The volume required for construction has been estimated at 3.3 Mm3.  Using the same density of the rock and swell, that equates to a tonnage of 6.6 Mt.  With a $0.50/t incremental cost, the rock portion of the dam is expected to cost $3.3 million.  The sand and gravel filters from sizing a portion of the rock hauled will add an additional $1 million to the cost.  This dam is not required until Year 15 when the tailings level rises to that elevation.

The small saddle dam is constructed near the end of the mine life in Year 21.  This dam only requires a total of 61,400 m3 of rock or 122,000 tonne.  Due to its small-scale nature, a construction cost of $5/t was estimated, for a dam cost of $611,000.  Filters add an additional $100,000 to the cost of the saddle dam.

Page 21-6

The tailings pipeline and reclaim water lines, extending electrical power to the dam, and dam geotechnical instrumentation, have been estimated to cost in the order of $13.5 million.

Diversion ditches and small dams to divert the surface runoff were estimated to cost in the order of $4 million.

An overland conveyor is included in the infrastructure capital.  This conveyor is designed for 100,000 t/d and will extend level for 1.4 km.  This conveyor allows the primary crusher to be placed near the pit to reduce the truck requirements for mill feed transportation.

Access roads to and around the site have been considered at a PEA level for costing.  The cost of the roads was estimated considering 10 km of roads needing to be built, and existing roads to be diverted at a cost of $500,000/km.  The estimated 5 km of on-site roads, with their larger width requirements and gradients, are expected to cost in the order of 5 km at $1/km or $5 million.

21.1.6	Environmental

Daily environmental monitoring is included in the G&A cost category as an operating cost.  Concurrent waste rock management facility re-sloping is considered a best practice for mining operations, and has been assumed and included as part of the mine operating cost.  It is anticipated that, as lifts are developed, lower lifts and sections will undergo re-sloping.  The final sloping and closure of the mine is shown as a capital cost item.  This cost was estimated at $37 million.  This includes fencing of the open pit upon closure, final re-sloping and seeding of the waste rock management area, removal of infrastructure and reclamation of site areas, and reclamation associated with the tailings management area.

Financial assurance regarding the reclamation has also been estimated, based on disturbed land on an annual basis.  It is expected to cost $38.3 million for the bond interest.

21.1.7	Indirects

The indirect costs, as previously noted, vary between capital cost categories.  Table 21-7 shows the percentages that were applied to each category.  This is to account for various items, including construction supervision, erection of equipment, first fills, construction offices, and others. Also included in the indirect costs are an estimate of some of the Owner’s costs associated with water rights and land purchases.

Page 21-7

Table 21-7:	Indirect Percentages Applied

Capital Category	Indirects (%)
Open Pit Mining	10.0
Processing	18.2
Infrastructure	20.0
Environmental	5.0

21.1.8	Contingency

Contingency costs have been estimated using various percentages by category and applied to the direct capital cost of a particular category.  Table 21-8 shows the percentages, which illustrates the level of confidence in each of the direct capital cost estimates.

Table 21-8:	Capital Cost Category Contingency Percentages

Capital Category	Contingency (%)
Open Pit Mining	10.0
Processing	15.2
Infrastructure	15.0
Environmental	10.0

21.2	Operating Costs

21.2.1	Summary

Operating costs were developed for a 100,000 t/d mining and milling operation with a 24-year milling life.  The pre-strip requirements add an additional three years prior to milling commencement.

All prices in the PEA study are quoted in 3Q 2012 U.S. dollars unless otherwise noted.  Diesel fuel pricing is estimated at $1/L using a $100/barrel reference price.  This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered.  The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.

The Ann Mason pit will be developed using conventional open pit technology, with large-scale equipment.  This includes rotary drills with large electric cable shovels loading 360-tonne haul trucks.  The open pit has a LOM strip ratio of 2.16:1, with three years of pre-stripping required to prepare sufficient material for continuous plant operation.  A total of 836.4 Mt of material will be fed to the mill over the 24-year processing life.  A further 1,809 Mt of material will be placed in the waste rock management facility.

Page 21-8

Mill feed material will be available from Year -1 and stockpiled adjacent to the proposed primary crusher.  A total of 4.5 Mt will be stockpiled and then reclaimed in Year 1.  Processing will be at a 100,000 t/d rate, with a brief ramp up period in Year 1, which assumes 75% capacity from the mill in Year 1.

Stockpiling of lower grade material (<0.2% Cu) will start in Year 1 and continue at variable rates, depending upon higher grade availability, until Year 21.  This material will be reclaimed in Year 22 until the end of the mine life to ensure plant capacity is maintained at its design rate.

The process plant is designed to operate at a nominal rate of 100,000 t/d.  The plant will use conventional grinding and flotation with a molybdenum separation circuit to make separate copper and molybdenum concentrates.  Tailings will be pumped horizontally 5 km to the tailings management area, where a portion will be cycloned to be used in the construction of the south dam.

G&A costs are based on an average of 53 people; 16 staff and 37 hourly.  Additional charges for public relations, recruitment, logistics, bussing, etc. are also included in the G&A costs.  Mine employees will be located in the immediate area, and no camp will be provided or required.

Concentrate transportation costs are estimated using values from logistics firms.  Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas.  The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania.

Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.

Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.

Table 21-9 shows a summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage.  Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

Page 21-9

Table 21-9:	Total Operating Costs

Cost Category	Total ($M)	Cost per Tonne ($/t Mill Feed)	Cost per wmt Concentrate ($/t Concentrate)
Open Pit Mining – Mill Feed and Waste	3,191.0	3.82
Processing	4,290.7	5.13
G&A	287.5	0.34
Subtotal On-Site Costs	7,769.2	9.29
Concentrate Trucking	529.4	-	60.02
Port Cost	43.9	-	4.98
Shipping to Smelter/Roaster	202.1	-	22.92
Subtotal Off-Site Costs	775.5	-	87.92
Total	8,544.7	-	-

21.2.2	Open Pit Mining

Mine operating costs were developed from base principles using vendor rates on equipment and current production rates from North American operations.

Key inputs into the mine operating cost estimate are fuel, electricity, and labour.  The diesel fuel cost for this study was estimated at $1/L based on a local quotation and using a world price of $100/barrel.  Electricity uses the current Nevada industrial rate of $0.064 /kWh.

Labour costs for the various job classifications were estimated using InfoMine U.S.A. Inc. 2011 “Cost Mine” information from large scale mines currently in operation in Nevada.  Burdens were calculated to average 40% for both salaried and hourly personnel, based on a review of current practices at Nevada operating mines.  Mine shifts are using a 12-hour shift schedule.

Open pit mining utilizes proven technology and equipment.  Rock drilling is accomplished with the use of 229 mm rotary blasthole drills.  Material loading is primarily accomplished with electric cable shovels with dipper capacities of 55.8 m3.  Supplementary loading capacity will be provided by large front-end loaders with 40.5 m3 buckets.  Rock haulage is completed with a fleet of 360-tonne trucks.  To assist in and around the primary crusher, an 11.5 m3 front-end loader will be used to keep the area clean and help with temporary stockpiles.  The large equipment is required to maintain reasonable operating costs.  Track dozers, graders, and rubber-tired dozers round out the major equipment list.  Support equipment includes water trucks, small backhoes with rock hammers, utility loaders, pickup trucks, mechanics’ and welders’ trucks, pumps, and light plants.

Mine equipment requirements are highest in the early years with the initial removal of the volcanics overlying the deposit.  This peak stripping period requires the full fleet from Year 1 to Year 10.  This includes thirty-two 360-tonne trucks, four cable shovels, and two large loaders.  As the haulage distance increases (both in distance and lift), the strip ratio improves sufficiently that the capital replacement of trucks after 10 years does not require replacement of the full fleet.

Page 21-10

The large loaders are brought in initially in Year -3 to prepare the working areas prior to the arrival of the larger and more efficient cable shovels.  As the mine matures in its development after the peak, the loader responsibility will fall to 10% of the mill feed tonnage and 10% of the waste tonnage, although there are periods of higher utilization that will coincide with new phase establishment or the first 10 years of production.

Table 21-10:	Major Mine Equipment Requirements

Equipment	Unit	Capacity	Year -3	Year -2	Year -1	Year 1 - 24
Production Drill	mm	229	2	4	4	6-8
Front-End Loader	m3	40.5	2	2	2	1-2
Cable Shovel	m3	55.8	-	2	3	4
Breaker Loader	m3	11.5	-	-	-	1
Haulage Truck	t	360	7	13	16	6 - 32
Tracked Dozer	kW	433	4	4	4	4
Tracked Dozer	kW	231	4	4	4	4
Grader	kW	233	4	4	4	4
Rubber-Tired Dozer	kW	350	2	2	2	2

The smaller front-end loader will be used at the primary crusher, tramming material from temporary piles to ensure the primary crusher/conveyor system is properly charged.  They would also be used for general work around the crusher.

Mine engineering and general operating costs are included in the mine operating cost.  This covers the mine operations department, both supervision and staff, and the mine engineering and geology costs.

Drilling in the open pit will be performed using rotary drills, each with 229 mm diameter bits.  The pattern size varies, depending on whether it is for mill feed or waste to assist the plant operations.  The drill pattern parameters are shown in Table 21-11.

Table 21-11:	Drill Pattern Specification

Specification	Unit	Mill Feed	Waste
Bench Height	m	15	15
Sub-Drill	m	2.9	3.0
Blasthole Diameter	mm	229	229
Pattern Spacing – Staggered	m	11.3	11.5
Pattern Burden – Staggered	m	9.8	10.0
Hole Depth	m	17.9	18.0

Page 21-11

The slightly wider pattern for waste material was designed to provide coarser rock for the waste management facility.  The greater sub-drill was included to allow for caving of the holes in the weaker zones, avoiding re-drilling of the holes or short holes that would affect bench floor conditions, thereby increasing tire and overall maintenance costs.

Table 21-12 outlines the parameters used for estimating drill productivity.

Table 21-12	Drill Productivity Criteria

Drill Activity	Unit	Mill Feed	Waste
Pure Penetration Rate	m/min	0.49	0.49
Hole Depth	m	17.9	18.0
Drill Time	min	36.9	37.1
Move, Spot, and Collar Blasthole	min	3.00	3.00
Level Drill	min	0.25	0.25
Add Steel	min	-	-
Pull Drill Rods	min	0.50	0.50
Total Setup/Breakdown Time	min	3.75	3.75
Total Drill Time per Hole	min	40.7	40.9
Drill Productivity	m/h	26.4	26.4

A heavy ANFO product was considered in the costing of explosives.  The powder factors used in the explosives calculation are shown in Table 21-13.

Table 21-13	Design Powder Factors

	Unit	Mill Feed	Waste
Powder Factor	kg/m3	0.63	0.61
Powder Factor	kg/t	0.24	0.24

Loading costs were estimated using the cable shovels as the primary material movers.  The front-end loaders play a key role in the first couple of years in the pre-strip and preparation of the phases for the shovels.  The first two shovels start production in Year -2, with the addition of a shovel each in both Year -1 and Year 1.  The average loading percentages by loading unit are shown in Table 21-14.

The trucks present at the loading unit refers to the percentage of time that a truck is available to be loaded.  To maximize truck productivity and reduce operating costs, it is more efficient to slightly under-truck the shovel.  The single largest operating cost item is the haulage, and minimizing this cost by maximizing truck productivity is crucial to lower operating costs.  The value of 80% comes from the standby time shovels typical encounter due to a lack of trucks.

Page 21-12

Table 21-14:	Loading Parameters

	Unit	Front-End Loader	Cable Shovel
Waste Tonnage Loaded	%	12	88
Mill Feed Tonnage Mined	%	32	68
Bucket Fill Factor	%	90	95
Cycle Time	Sec	40	30
Trucks Present at the Loading Unit	%	80	80
Loading Time	min	4.70	2.70

Haulage profiles were determined for each pit phase for the primary crusher or the waste rock management facility destinations.  From these profiles, Caterpillar’s FPC software (FPC) was used to determine haulage cycle times.  These cycle times were applied to the appropriate yearly tonnage by destination and phase to estimate the haulage costs.

Support equipment costs were determined using a percentage applied to either the truck hours or the loading hours.  As indicated earlier, these percentages resulted in the need for four large track dozers, four smaller track dozers, four graders, and two rubber-tired dozers.  Their tasks include cleanup of the shovel face, roads, dumps, and blast patterns.  The graders will maintain the plant feed and waste haul routes.  In addition, three large water trucks have responsibility for patrolling the haul roads and controlling fugitive dust for safety and environmental reasons.

The equipment rates applied, less the operating labour costs, are shown in Table 21-15.  All rates include consumables such as fuel, electricity, tires, drill steel, bits, and required maintenance parts.  Fuel consumption is estimated from basic principles and, where possible, with the FPC software as a check.  Operating labour is calculated separately.

Table 21-15:	Major Equipment Hourly Operating Rates

Equipment	Hourly Rate ($/h)
production Drill	230
Front-End Loader	676
Cable Shovel	471
Breaker Loader	253
Haulage Truck	467
Tracked Dozer – Large	122
Grader	104
Rubber-Tire Dozer	117

Page 21-13

The mining cost is calculated by year to take into account changing haulage routes, and the resulting equipment requirements.  Sampling costs were added to the mine operating cost.  It was assumed that every blasthole was sampled to help identify mill feed boundaries.  A cost of $40 per sample was applied.

The LOM average cost for the total material moved is shown in Table 21-16.

Table 21-16:	Open Pit Mine Operating Costs

Open Pit Operating Category	LOM Cost ($/t Total Material)
General Mine and Engineering	0.08
Drilling	0.06
Blasting	0.15
Loading	0.11
Hauling	0.62
Support	0.15
Sampling	0.01
Total	1.18

21.2.3	Process Plant Operating Cost

Milling

The process plant operating cost is estimated at $184.6 M/a, or $5.13/t processed.  The majority of costs are confined to three areas: power, reagents, and grinding media.  A breakdown of these costs by area is provided in Table 21-17.

Details of the estimating methods used for each of the major cost areas are discussed below.

Labour

Labour costs were calculated using typical plant staffing levels.  Pay scales were based on recent database rates.  The plant schedule is assumed to be 12-hour shifts, with two shifts at site and two shifts on leave at all times.  Table 21-18 shows the estimated labour breakdowns.

The mill is estimated to require a total complement of 144 persons at an annual cost of $10.2 million, or $0.29/t.

Page 21-14

Table 21-17:	Operating Cost Estimate for the Ann Mason Processing Plant

Area	Cost
	($/a)	($/t)
Labour
Plant Management	1,041,000	0.03
Plant Operation	6,297,000	0.17
Plant Maintenance	1,837,000	0.05
Assay Lab	1,104,000	0.03
Power	43,933,000	1.22
Reagents	36,614,000	1.02
Mill Balls	39,249,000	1.09
Mill Liners	19,182,000	0.53
Plant Maintenance Spares	16,546,000	0.46
Electrical/Instrumentation	3,600,000	0.10
Piping	2,880,000	0.08
Shipping Supplies	758,000	0.02
Lubricants	648,000	0.02
Plant Assay Laboratory	250,000	0.01
Safety Equipment	216,000	0.01
Primary Crusher Conveyor	1,440,000	0.04
Total	175,595,000	4.88

Table 21-18:	Process Plant Labour Cost Summary

Area	No. of Persons	Shifts	Total Persons	Total Cost ($/a)
Plant Management/Admin
Plant Manager/Supt.	1	1	1	140,700
Met. Clerk	1	2	2	119,840
Plant General Foreman	1	1	1	108,900
Metallurgical Engineer	1	2	1	141,000
Plant Metallurgist	1	4	4	530,400
Plant Operation
Plant Foreman (Shift)	2	4	8	720,000
Control Room Operators	4	4	16	1,066,240
Plant Operators	8	4	32	2,132,480
Reagent Operators	2	4	8	533,120
Labourers	8	4	32	1,845,760
Maintenance
Maintenance Lead	1	4	4	336,000
Millwright	2	4	8	600,320
Electrician	2	4	8	600,320
Instrument/Control Tech	2	2	4	300,160
Laboratory
Chief Chemist	1	1	1	105,000
Chemist	1	2	2	168,000
Analytical	2	4	8	600,320
Samplers	1	4	4	230,720
Total			144	10,279,280

Page 21-15

Mill Electricity

Electricity is the largest single operating cost, accounting for roughly 25% of the overall total.  A summary of the total cost calculation is presented in Table 21-19.

Table 21-19:	Process Plant Electricity Cost Estimate

Item	Unit	Value
Total Connected Power	kW	104,684
Load Factor	%	82.3
Estimated Power Consumed	kW	86,129
Annual Running Time	h	7,970
Annual Consumption	MWh	686,452
Cost per MWh		$64
Total		$43,932,925

The total connected power is taken from the mechanical equipment list, with load factors applied for each piece of equipment.  A power supply rate of $64/MWh has been provided by the client.  This equates to an annual operating cost of $1.22/t of mill feed treated.

Reagents

Reagent costs were estimated using unit costs from vendors and consumption rates from the lab testwork.  A summary of the costs for each reagent is presented in Table 21-20.  The total reagent cost amounts to $1.02/t of mill feed, or roughly 20% of the total operating cost for the plant.

Table 21-20:	Summary of Estimated Reagent Operating Costs

Reagent Consumption	Cost
	($/a)	($/t)
MIBC	16,065,720	0.44
MX-3045	7,632,000	0.21
C-3330 (SIPX)	1,425,600	0.04
A-238	1,022,364	0.03
Fuel Oil	936,000	0.03
NaSH	4,032,000	0.11
Flocculant	3,150,000	0.09
Liquid Nitrogen	2,350,080	0.07
Subtotal	36,613,764	1.02

Page 21-16

Balls and Liners

Table 21-21 shows the cost of grinding balls and crusher/mill liners which were estimated using quoted supply rates and consumption estimates from similar project.

Table 21-21:	Grinding Media and Liner Operating Costs

Steel Consumption	Annual Cost ($)
SAG Mill Balls	13,230,000
Ball Mill Balls	24,255,000
Regrind Mill Balls	1,764,000
Primary Crusher Liners	4,868,154
SAG Mill Liners	8,125,680
Ball Mill Liners	5,156,957
Regrind Mill Liners	1,031,391
Total	19,182,183

Maintenance and Supplies

An allowance for plant maintenance was factored from the mechanical supply cost for each area.  The cost includes transportation, but labour costs for replacement, installation, and maintenance are included in the labour allowance shown earlier in this section.

Similar amounts were factored from the overall mechanical supply cost to cover electrical/instrumentation maintenance and piping.

Fixed allowances were included to cover minor costs associated with lubricants, assay lab supplies, and safety equipment.  Costs in this area include training, monitoring equipment, first aid supplies, and personal protective equipment.  Shipping supplies covers the costs of drums for molybdenum concentrate shipment.

Conveyor

The conveyor will cover a length of 1,400 m from the primary crusher to the plant site.  Costs to operate the conveyor include power ($1,095,000/a) and maintenance and wear parts ($345,000), including repair splices.

Tailings

The tailings management cost is independent of the process plant cost.  The cost for the tailings covers the expected cost from the outlet at the plant to the TMF and the TMF’s operations.  The annual cost is expected to be $9 million, or $0.25/t.  This will cover the cost of the cycloning of the tailings, water reclaim to the mill and maintenance of the tailings dam and subsequent raising of the dam as the mine progresses.

Page 21-17

21.2.4	General and Administrative

G&A costs include the cost of the 16 staff and 37 hourly employees.  Employees will be located in the immediate area, and no camp is planned or required.

The G&A cost in the cash flow starts in Year -3 at a slightly reduced rate during mine start-up, but reaches a maximum value of $10.9 M/a.  The cost for G&A in Year 2 is $0.30/t mill feed, but the LOM average is $0.34/t mill feed, due to the G&A cost in the pre-strip period with no offsetting production (Table 21-22).  As pre-production G&A costs were treated as an operating cost, they were not capitalized.

Table 21-22:	G&A Cost Calculation (Year 2)

Category	Annual Costs Year 2 ($)
Salaried Staff	2,030,000
Hourly Personnel	3,282,000
Site Operations and Maintenance Supplies	300,000
Site Power	300,000
Information Systems (hardware/software)	100,000
Communications	85,000
Public/Community Relations	100,000
Recruitment and Training	250,000
Safety and Medical Supplies	85,000
Consultants	340,000
Legal and Audit Fees	400,000
Taxes and Insurance	1,600,000
Logistics	490,000
Office Supplies	220,000
Bussing for Workers	400,000
Environmental Monitoring	400,000
Subtotal	10,382,000
Sustaining Site Capital @ 5% of Operating	519,000
Total G&A	10,901,000
Tonnage Milled (Year 2)	36,000,000
G&A Costs ($/t)	0.30

21.2.5	Concentrate Transportation

The copper concentrate is a bulk product.  An average of 336,900 dmt of concentrate will be produced annually, the initial five years having an average production of 340,800 dmt.  The first five years average 947 t/d of copper concentrate, with the LOM average at 923 t/d.  It is a 310 km haul from the mine to the port facility at Stockton, California.  The cost to transport the concentrate to the port is estimated at $60/t.  The port at Stockton is a bulk facility and can accommodate the concentrate, plus it reduces the losses from transferring the material from trucks to rail cars.

Page 21-18

Other options include hauling the concentrate by truck to the rail siding near Reno, Nevada, and then railing it to either Coos Bay, Oregon, or Vancouver, Washington.  These remain viable options for the concentrate as well.

A third potential, although not considered in this study, is to extend the rail line to Yerington to reduce the truck haulage.  This may work well in conjunction with Nevada Copper’s Pumpkin Hollow project.

The copper concentrate will have on average a copper grade of 30% and have a moisture percentage of 8%.

The quantity of molybdenum concentrate will be significantly less than that of the copper concentrate, with a LOM average annual production of 1,265 tonnes.  The molybdenum concentrate will be stored in 1-tonne super sacks, and different existing shipping possibilities include hauling it to Freeport’s roaster in Green Valley, Arizona, or to Pennsylvania for roasting at the Thompson Creek facility.

The molybdenum grade is estimated at 50% with a 4% concentrate moisture.

21.2.6	Port Charges

The port charge has been estimated at $5/t of concentrate.

21.2.7	Shipping

The copper concentrate is expected to be shipped overseas to countries in the Pacific Rim.  Current shipping rates are in the $23/tonne range for 10,000 wmt units.  This has been applied to the study.

21.2.8	Mine Labour Force

Labour force requirements for the Ann Mason Project vary from year to year by department, depending on the level of waste stripping.  The detail on the labour force has been discussed in the appropriate sections, but a summary is presented graphically in Figure 21-1.

Page 21-19

Figure 21-1:	Annual Labour Force Levels

Page 21-20

22	Economic Analysis

22.1	Discounted Cash Flow Analysis

This preliminary economic assessment is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary economic assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The tonnes and grades reported in Section 16 for the open pit phases were used in the discounted cash flow (DCF) analysis.  The breakdown of Indicated and Inferred material utilized in the analysis is shown in Table 22-1 for the benefit of the reader to highlight the percentage of material currently in the Indicated category.

Table 22-1:	DCF Tonnes and Grade by Phase and Category

Phase	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Waste (Mt)	Strip Ratio
	Indicated					Inferred
1	53.4	0.31	0.004	0.01	0.39	-	-	-	-	-	143.7	2.69
2	92.7	0.32	0.006	0.02	0.49	5.3	0.28	0.004	0.02	0.34	239.8	2.45
3	106.1	0.35	0.004	0.03	0.68	59.0	0.32	0.002	0.03	0.62	340.8	2.06
4	193.0	0.32	0.004	0.03	0.55	87.5	0.29	0.003	0.03	0.62	534.7	1.91
5	117.1	0.30	0.005	0.03	0.59	122.3	0.27	0.003	0.03	0.64	549.7	2.30
Total	562.3	0.32	0.005	0.03	0.56	274.1	0.29	0.003	0.03	0.63	1,808.7	2.16
	67%					33%

As shown above, 67% of the material in the DCF is currently in the Indicated category with the earlier phases having a higher percentage of Indicated material.  The exact percentage of Indicated or Inferred by phase has been shown in Table 22-2.

All prices are quoted in 3Q 2012 U.S. dollars unless otherwise noted.

A decision to use 100,000 t/d as the production rate with a five-phase sequence was determined earlier in the study.  This provided a reasonable net present value (NPV) while maintaining LOM capital below $2 billion.  The waste management facility and other infrastructure have been designed to allow further expansion of the mine design to include Phases 6 and 7 should it be decided in the future to include them without incurring rehandling costs.

Page 22-1

Table 22-2:	Mill Feed Category Percentage by Phase

Phase	Indicated (%)	Inferred (%)
1	100	-
2	95	5
3	64	36
4	69	31
5	49	51
Total	67	33

All mine development work was completed using what is termed as Engineering Base Case metal prices as described in Section 16.  The DCF analysis was completed using different metal prices with low, base, high and spot price cases examined.  All of the prices in those options were below the three year trailing average prices for each of the metals as of September 17, 2012.  The case metal prices have been highlighted in Table 22-3.

Table 22-3:	Metal Prices by Scenario

Metal	Unit	Low Case	Base Case	High Case	Spot Case (Oct. 15/2012)
Copper	$/lb	2.75	3.00	3.25	3.71
Molybdenum	$/lb	13.50	13.50	13.50	10.43
Silver	$/oz	15.00	22.00	26.00	33.22
Gold	$/oz	1,100.00	1,200.00	1,300.00	1,736.00

The Base Case is the scenario chosen by AGP and Entrée Gold, with the other scenarios showing price sensitivities.  The results of the DCF analysis are shown in Table 22-4.  The detailed cash flow sheet has been included in Section 22.3.

The results for the Base Case indicate the potential for a Pre-tax NPV at 7.5% discount rate of $1,106 million with an internal rate of return (IRR) of 14.8%.  The payback period is 6.4 years, with payback occurring in the seventh year of production. The Post-tax NPV at 7.5% discount rate is $690 million with an internal rate of return (IRR) of 12.6%.  The Post-tax payback is 7.1 years.

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the project at $14.6 billion or 93.2% of the total revenue.  This is followed by molybdenum at $449 million for 2.9% of the revenue, then gold $432.8 million (2.8%) and silver $172.2 million (1.1%).

For the calculation of the metal revenue, the following metal terms, as shown in Table 22-5, were applied for smelting, roasting, and refining. Various production estimates pertaining to the metals produced have been tabulated in Table 22-6.  This includes cash costs anticipated for copper and molybdenum.

Page 22-2

Table 22-4:	Discounted Cash Flow Results

Cost Category	Units	Low Case	Base Case	High Case	Spot Case (Oct 15/2012)
Operating Costs
Open Pit Mining	(M$)	3,191.0	3,191.0	3,191.0	3,191.0
Processing	(M$)	4,290.7	4,290.7	4,290.7	4,290.7
G&A	(M$)	287.5	287.5	287.5	287.5
Concentrate Trucking	(M$)	529.4	529.4	529.4	529.4
Port Costs	(M$)	43.9	43.9	43.9	43.9
Shipping to Smelter	(M$)	202.1	202.1	202.1	202.1
Subtotal Operating Costs	(M$)	8,544.7	8,544.7	8,544.7	8,544.7
Capital Costs
Open Pit Mining	(M$)	729.6	729.6	729.6	729.6
Processing	(M$)	425.9	425.9	425.9	425.9
Infrastructure	(M$)	205.1	205.1	205.1	205.1
Environmental Costs	(M$)	75.3	75.3	75.3	75.3
Indirect	(M$)	237.5	237.5	237.5	237.5
Contingency	(M$)	171.9	171.9	171.9	171.9
Subtotal Capital Costs	(M$)	1,845.4	1,845.4	1,845.4	1,845.4
Revenue (after smelting, refining, roasting, payables)	(M$)	14,249.4	15,629.9	16,985.4	19,458.5
Net Cash Flow (Revenue-Operating-Capital)	(M$)	3,859.4	5,239.9	6,595.4	9,068.4
Net Present Value (Pre-Tax)
NPV @ 5%	(M$)	1,223	1,918	2,602	3,846
NPV @ 7.5%	(M$)	589	1,106	1,614	2,538
NPV @ 10%	(M$)	182	576	964	1,669
IRR	(%)	11.6	14.8	17.8	22.9
Payback Period	Years (Year paid)	7.9 (Yr 8)	6.4 (Yr 7)	5.3 (Yr 6)	4.2 (Yr 5)
Net Present Value (Post-Tax)
NPV @ 5%	(M$)	807	1,320	1,814	2,673
NPV @ 7.5%	(M$)	304	690	1,062	1,707
NPV @ 10%	(M$)	-18	281	568	1,065
IRR	(%)	9.8	12.6	15.1	19.3
Payback Period	Years (Year paid)	8.6 (Yr 9)	7.1 (Yr 8)	6.0 (Yr 6)	4.7 (Yr 5)

Page 22-3

Table 22-5:	Smelting and Refining Terms Applied

Term	Unit	Copper	Molybdenum	Silver	Gold
Cu Minimum Deduction	%	1.0	-	-	-
Base Smelting Charge	$/dmt	65.00	-	-	-
Cu Refining Charge	$/lb payable	0.065	-	-	-
Mo Payable	%	-	99.0	-	-
Mo Roasting Charge	$/lb payable	-	1.15	-	-
Payable Silver and Gold	%	-	-	97.0	97.0
Refining Charge	$/oz	-	-	1.00	10.00
Concentrate Grade	%	30	55	-	-
Concentrate Moisture	%	8	4	-	-

Table 22-6:	Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters

Cost Category	Unit	Value
Total Operating Cost	$/t plant feed	10.22
Mine Life	years	24
Initial Capital Costs (Year -3, Year -2, Year -1)	(M$)	1,010.4
Year 1 Capital Costs	(M$)	272.9
Sustaining Capital Cost	(M$)	562.1
Total Mine Capital	(M$)	1,845.4
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)	217
Average Annual Production – LOM	(Mlb)	214
Total LOM Production	(Mlb)	5,144
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)	1.9
Average Annual Production – LOM	(Mlb)	1.5
Total LOM Production	(Mlb)	36.4
Copper Concentrate
Initial 5 Years Average Annual Production	dmt	340,800
Average Annual Production – LOM	dmt	336,900
Total LOM Production	dmt	8,085,800
Molybdenum Concentrate
Initial 5 Years Average Annual Production	dmt	1,600
Average Annual Production - LOM	dmt	1,300
Total LOM Production	dmt	30,400
Cash Costs – Year 1 to Year 5
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.8
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.6
Cash Costs – LOM
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.66
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.46
Net Annual Cash Flow
Year 1 to Year 5	(M$)	187.3
LOM	(M$)	227.4

Page 22-4

22.2	Sensitivity Analysis

The project sensitivity to various inputs was examined on the Base Case.  The items that were varied were recovery, metal prices, capital cost, and operating cost.

The results of the analysis are shown in two spider diagrams, Figure 22-1 and Figure 22-2.

Figure 22-1:	Spider Graph of Sensitivity of NPV at 7.5% (Post-Tax)

Page 22-5

Figure 22-2:	Spider Graph of IRR Sensitivity (Post-Tax)

The greatest sensitivity in the project is metal prices.  The base case prices that are used consider a price of copper at $3.00/lb.  Three-year trailing average price for copper as of September 17, 2012 was $3.61/lb.  The base case copper price is 27% lower than the three-year average.  A further 20% reduction of that price would see a copper price of $2.40/lb, eqivalent to the -20% sensitivity.  However, given the higher copper price regime at present, the project economics benefit greatly.

The second most sensitive parameter is recovery.  To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion.  Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis.  Recovery testwork has not indicated recoveries in the range of 75% which the -20% change in recovery would represent.  As copper represents 93.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the project, but may not be realistic.

Page 22-6

The operating cost is the next most sensitive item.  With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics.  Any opportunity to shorten waste hauls would have a positive impact on the project economics.

The least most sensitive item is capital cost.  While changes in the cost have an effect, in comparison to the other three parameters, its effect is more muted.  If the capital costs go up by 20%, the post-tax net present value change from the base drops to $475 million from $690 million.

22.3	Detailed Cash Flow

The base case cash flow has been included in Table 22-7 and Table 22-8.  This includes the mine schedule, concentrate calculations, operating and capital costs, revenue estimates, and cumulative cash flow on which the NPV and IRR have been determined for both the pre-tax and post-tax cases.

22.4	Taxes and Royalties

Federal and Nevada State taxes have been considered applying, among other matters, the appropriate depreciation and depletion calculations.

Taxable income for income tax purposes is as defined in the Internal Revenue Code and regulations issued by the Department of Treasury and the Internal Revenue Service.  The Federal income tax rate is approximately 35% in accordance with Internal Revenue Service Publication 542.

Nevada does not have a State corporate income tax.

Nevada has a Net Proceeds of Mining Tax, which is an ad valorem property tax assessed on minerals mined or produced in Nevada when they are sold or removed from the State.  The tax is separate from, and in addition to, any property tax paid on land, equipment and other assets.  In general, while the tax rate applied to the net proceeds is based on a sliding scale depending on the net proceeds as a percentage of gross proceeds, the effective rate is 5%.

No royalties are applicable for the project as currently set out in the PEA at the time of writing.

Page 22-7

Table 22-7:	Detailed Cash Flow (Year -3 to Year 12)

Page 22-8

Table 22-8	Detailed Cash Flow (Year 13 – Year 28)

Page 22-9

23	Adjacent Properties

23.1	Quaterra – MacArthur and Yerington Projects

The following is mainly summarized from three Technical Reports (Tetra Tech, 2009; Tetra Tech, 2012; and M3 Engineering, 2012 posted on the www.sedar.com website and completed on behalf of Quaterra.  Many of the lengths are originally reported in feet, but have been converted to metres for consistency within this report.  The authors of this Technical Report have not verified the information presented below.  The information is not necessarily indicative of the mineralization on the Ann Mason Project.

Quaterra holds rights to the Yerington and MacArthur projects, which are contiguous to each other in a north-south direction, and are adjacent to the east of Entrée’s Ann Mason Project.  The Yerington Project is held by Quaterra’s wholly-owned subsidiary, Singatse Peak Services, LLC (SPS), while the MacArthur Project is held by another wholly-owned subsidiary, Quaterra Alaska, Inc.  Together, these two projects cover roughly 3,500 ha and host three principal mineralized deposits: Yerington, MacArthur, and Bear (Figure 4-2).

23.1.1	MacArthur Project

Quaterra has been exploring MacArthur since acquiring the project in 2007, and has completed over 60,000 m of drilling in 173 drill holes (58 core and 343 RC).  The drilling has outlined a 15 m to 46 m thick tabular zone of secondary copper (oxides and chalcocite) covering an area of approximately 3.8 km2.  This western edge of the defined mineralization occurs approximately 1.5 km east of the Ann Mason Project boundary.  According to Quaterra, the mineralized zone has only been partially delineated, and remains open for extension to the north, west, and south.

The most common copper mineral is chrysocolla, with minor malachite, azurite, and neotocite.  The flat-lying zones of oxide copper mirror topography, exhibit strong fracture control, and range in thickness from 15 m to 30 m.  Secondary chalcocite mineralization forms a blanket up to 15 m thick that is mixed with, and underlies, the oxide copper.  Primary chalcopyrite mineralization has been intersected in several locations mixed with and below the chalcocite.  The extent of the primary copper is unknown, as most of the drill holes bottomed at 122 m or less.

In May 2012, Quaterra filed a PEA for MacArthur based on the resource estimates shown below.  The PEA presented a solvent extraction and electrowinning (SX/EW) mining scenario with the following highlights:

Page 23-1

•	An open pit mine based on a subset of the acid-soluble Measured and Indicated Resources of 159 Mst at 0.212% Cu, and an Inferred resource of 243 Mst at 0.201% Cu.

•	Recovery of 747 Mlb of copper over the 18-year mine life at an average mining rate of 15 Mt/a.

•	Initial capital expenditure of $232.7 million.

•	Average LOM operating costs of $1.89/lb.

•
An after tax NPV of $201.6 million at an 8% discount rate, and a base case copper price of $3.48/lb.  The project breaks even at a copper price of $2.56/lb, and at $2.23/lb after the first three years when the capital is paid off.

•	An after tax IRR of 24.2%, with a 3.1-year pay back.

As shown in Table 23-1, the currect resource estimate is dated May 23, 2012.  The results are reported as in the Technical Report, in short tons.

Table 23-1:	MacArthur Project Mineral Resources (M3 Engineering, May 2012)

	Cut-Off Grade (% TCu)	Tonnage (st x ‘000s)	Average Grade (% TCu)	Contained Copper (lb x ‘000s)
Measured and Indicated
Oxide and Chalcocite	0.12	159,094	0.212	675,513
Primary Material	0.15	1,098	0.292	6,408
Inferred
Oxide and Chalcocite	0.12	243,417	0.201	979,510
Primary Material	0.15	134,900	0.283	764,074

23.1.2	Yerington Project

The Yerington project comprises the historical Anaconda Yerington pit, approximately 3 km east of the Ann Mason Project boundary.  Quaterra acquired the Yerington Project from Arimetco in April 2011, and in the same year drilled 42 holes (6,671 m), including 14 core holes and 28 RC holes.  All of the core holes, plus four of the RC holes are twins of historical drilling, while the remaining 24 RC holes are exploration holes.  The drilling program has tested or twinned both extensions and zones of previously identified oxide copper, chalcocite enrichment, and primary sulphide mineralization.  Quaterra successfully verified assay data for 558 historical holes for inclusion in the current database through records research, data capture, and the re-assay of selected remaining core from 45 Anaconda drill holes.  Results of the 2011 program allowed the company to establish a drill hole database suitable for converting and expanding the historical estimates into NI 43-101 compliant resources.

Page 23-2

Mineralized porphyry dykes in the Yerington deposit are associated with three phases of intrusive activity related to the Yerington batholith, and form an elongate body of mineralization that extends over 2,000 m along a strike of N62°W.  The mineralization has an average width of 600 m, and has been defined by drilling to an average depth of 76 m below the Yerington Mine pit bottom at the 1,160 m elevation.  Because of the economic constraints of low copper prices at the time, many of the 558 historical Anaconda drill holes used in the Quaterra study were stopped in mineralization, and very few were drilled below the 1,035 m level, where the porphyry system remains nearly unexplored.

Tetra Tech, Inc. (Tetra Tech) of Golden, Colorado, has completed an NI 43-101 compliant independent resource estimate for mineralization, in and around the historic Yerington Mine.  Using a cut-off of 0.2% TCu, the Yerington mine's Measured and Indicated primary copper resource totals 71.8 Mst averaging 0.30% TCu (430 M lb of copper), and an Inferred primary copper resource of 63.9 Mst averaging 0.25% TCu (323 Mlb of copper).  Acid-soluble oxide/chalcocite mineralization includes a Measured and Indicated resource of 9.4 Mst averaging 0.30% TCu (57 Mlb of copper), and an Inferred resource of 8.6 Mst averaging 0.28% TCu (47 Mlb of copper).

The Yerington project also includes a portion of the Bear Deposit, another of the known copper deposits located in the Yerington District, located about 4.5 km to the north of the Yerington pit.  Bear was discovered in 1961 by Anaconda during condemnation drilling in the sulphide tailings disposal area.  The Bear Deposit does not outcrop, and chalcopyrite-bornite mineralization is hosted in a porphyry system below 150 m to 300 m of valley fill and unmineralized Tertiary bedrock, and below the low-angle Bear Fault (Doebrich et al., 1996).  Historical (not NI 43-101-compliant) resources estimated for the Bear Deposit are more than 500 Mst of material averaging 0.4% Cu (Dilles, 1995).  The deposit is known to extend beyond the boundaries of Quaterra’s properties, and the percentage of the deposit controlled by Quaterra is unknown.

Quaterra has announced plans to commence exploration drilling on the Bear Deposit in 2012.

23.2	Minnesota Mine

The Minnesota iron mine is immediately (less than 100 m) to the north of the Ann Mason Project area, in the extreme northwest corner.  The following information is taken from Moore (1971).  The information presented below has not been verified by the authors of this Technical Report, and is not necessarily indicative of the mineralization on the Ann Mason Project.

The mine was originally developed as a copper deposit; however, only a small amount of copper was produced during World War I.  It was not until World War II that iron was mined, and between 1943 and 1945 about 1,500 st were mined and used as high-density aggregate in cement for ship ballast.  From 1952 to 1966, Standard Slag Company produced about 4 Mst of iron ore for the steel industry.  Initially, high-grade direct ship ore was produced for the steel industry in Japan.  A magnetic concentrating plant was built in 1957, after which concentrate was shipped.

Page 23-3

In the Minnesota Mine, magnetite with minor pyrite and chalcopyrite, replaces dolomitic marble of the Late Triassic Mason Valley Limestone (Dilles and Proffett, 1995).  This unit dips sub-vertically in the mine area, trends north-south, and is approximately 150 m thick.  Weakly altered Jurassic porphyritic dykes are common throughout the area.  Magnetite ore is reported to have averaged 0.07% Cu and local molybdenite is reported at deeper levels with quartz veining and silicification.

Page 23-4

24	Other Relevant Data and Information

There is no other information or explanation necessary to make the Technical Report understandable and not misleading.

Page 24-1

25	Interpretation and Conclusions

25.1	Geology

25.1.1	Property Summary

Since 2009, through a company merger with PacMag, option agreements, purchases and ground staking, Entrée has consolidated a group of mineral claims west of the town of Yerington, Nevada comprising 1,053 unpatented lode mining claims and 20 patented lode mining claims, covering a total area of approximately 8,005 ha.  Together these claims now form the Ann Mason Project and cover a significant area on the west side of the Yerington Mining District, a historical copper mining district that covers the eastern side of the Project in Lyon County.

The Ann Mason deposit is a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite.  Blue Hill is a copper oxide and sulphide deposit located at approximately 1.5 km northwest of the Ann Mason deposit.  These and several other copper oxide and sulphide targets are located throughout the Project area.

Since acquiring the Project, Entrée’s exploration work has focused on increasing and upgrading the Mineral Resources of the Ann Mason deposit, defining initial Mineral Resources at Blue Hill, and identifying and drill testing new copper targets on other areas of the Project.  Based on the favourable exploration results at Ann Mason, Entrée has recently shifted the focus towards the completion of this PEA.

25.1.2	Geology, Alteration, Mineralization

Ann Mason

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% Cu envelope covers an area approximately 2.3 km northwest and up to 1.3 km northeast.  At depth, this envelope extends more than a kilometre below surface.  The mineralization remains open in most directions.

The deposit is hosted by several phases of the Jurassic Yerington batholith, including, granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite and an assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization that locally overprints main-stage potassic alteration and copper mineralization.

Page 25-1

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60° to 90° westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Within the 0.15% Cu envelope the highest grades occur within a 200 m to 800 m thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone, the highest copper grades are dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite.  Mineralization is also closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.

The copper sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Within the northeast, southeast, and southwest quadrants of the deposit, chalcopyrite and chalcopyrite-bornite are the primary sulphide domains.  This mineralization is the most dominant in terms of overall deposit tonnage and continues to the drilled depth of the deposit.  In the northwest quadrant, the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% Cu, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.  Copper mineralization >0.15% Cu in this northwest portion of the deposit coincides with a pyrite:chalcopyrite ratio of less than 7:1.

Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite; bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite.  Chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum occurs as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint in several of the copper domains.  In the current resource model molybdenum is  constrained within a >0.005% Mo grade envelope that occurs almost entirely within the 0.15% Cu envelope and extending further below, where sodic (albite) alteration has removed copper mineralization, leaving molybdenum largely in place.  The molybdenum mineralization also remains open towards the north.

Silver ≥0.6 g/t and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Page 25-2

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of sodic-calcic (chlorite+oligoclase±epidote), sodic (albite), sericite, zeolite and gypsum.

Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades < 0.2% and in places, < 0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Two prominent faultsform structural boundaries to the Ann Mason resource:

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% Cu envelope over portions of the deposit and juxtaposes sterile, Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall.  Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

Blue Hill

The Blue Hill Target is about 1.5 km northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block.  Two main styles of porphyry mineralization have been identified here:

•	near surface, oxide/mixed-copper mineralization.

•	underlying copper-molybdenum sulphide mineralization.

Both styles of mineralization are hosted primarily by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 m x 450 m, and continuing for several hundred metres further to the west as a thinner zone.  Significant copper oxides, encountered in both RC and core drill holes extends from surface to an average depth of 124 m.  Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization up to depths of 185 m or an average depth of 160 m.  The copper oxide zone remains open to the northwest.

Page 25-3

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones.  No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast below the Blue Hill fault.  Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite.  Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite, and secondary biotite.  Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes.  To the northwest, below the oxides only a few holes have tested the sulphide potential, however in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open is several directions, most importantly, to the southeast, towards Ann Mason.

25.1.3	Exploration

Entrée has been actively exploring the Ann Mason Project continuously since mid-2010, focused primarily on drilling at the Ann Mason and Blue Hill deposit areas.

At Ann Mason, drilling has concentrated on expanding and upgrading the Mineral Resources within the 0.15% Cu envelope, and defining zones of higher grade mineralization.  At Blue Hill, drilling was primarily RC, designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

In August 2010, a 52.2 lin km dipole-dipole IP and resistivity survey was conducted by Zonge on the Ann Mason and Blue Hill areas.  The chargeability results at 600 m depth show a strong 1.5 km wide anomaly extending northwestward from Ann Mason to beyond Blue Hill.  The current 0.15% Cu envelope at Ann Mason occurs at the southeastern limit of the chargeability anomaly and then continues northwest along the central portion of the anomaly.  Blue Hill occurs in the central portion of the anomaly.  A large portion of the anomaly between Ann Mason and Blue Hill remains untested by drilling.  Further northwest, the Blackjack IP Anomaly covers an area 3.0 km east-west by 1.2 km north-south.  The anomaly has not been drill tested and remains a priority exploration target for Entrée.

Page 25-4

In 2012, Entrée embarked on a soil and rock geochemical sampling and geological mapping program over areas to the north of Blue Hill and to the south of Ann Mason, covering approximately 750 ha.  The soil geochemistry (619 samples) extends and in-fills sampling done by previous operators between 2006 and 2010.  A total of 186 selected rock samples were collected to characterize alteration and mineralization.  The work resulted in the definition of three high priority target areas for future exploration: Ann Mason South, Blackjack Oxide, and the area between the Ann Mason and Blue Hill deposits.  Each of these areas has potential to host additional near-surface oxide and/or sulphide mineralization, which could add to the current Mineral Resources at both Ann Mason and Blue Hill.  Positive evaluation of the oxide copper targets could result in one or more satellite deposits and provide additional material for a potential heap leach and SX/EW operation at Blue Hill.  Additional sulphide mineralization around the Ann Mason could reduce the current strip ratio in the Ann Mason Preliminary Economic Assessment mine design and help to enhance project economics.

The recently completed diamond drill program at Ann Mason was designed to increase both the size and confidence of the resource model.  To date, 30 holes (EG-AM-10-001 to 030) totalling 32,833 m have been completed and all have been incorporated into the current Mineral Resource estimate.  All sampling from Entrée’s drilling includes copper, molybdenum, gold, and silver analyses.

Fourteen RC exploration holes were drilled on the Blue Hill copper oxide target in 2010 and an additional ten RC holes, plus six core holes in 2011.  The Blue Hill drill program successfully outlined copper oxide mineralization over an area of 900 by 450 m, and has defined a sulphide mineralized porphyry target that partially underlies the oxides and remains open to the southeast.

All Entrée drilling has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the Mineral Resource estimate.  At the completion of the assaying, a percentage of the pulps are sent to an independent secondary laboratory for check assays, which indicate no significant bias exists between the primary and secondary labs for copper, molybdenum and gold grades.  Silver grades at Skyline, the current primary lab appear to be biased low, indicating the lab may be underestimating the grades by 10% to 30%.

Page 25-5

A portion of the Anaconda historical core has been re-assayed through programs initiated by both PacMag, and more recently by Entrée, and no significant bias was noted for either copper or molybdenum between the various sampling campaigns.  The re-assay work has also increased the database of molybdenum, gold, and silver assays and to allow these to be brought into the current estimates.

25.1.4	Mineral Resource Estimate

The Project contains Mineral Resources at the Ann Mason and Blue Hill deposits.  The two deposits are not connected, and each was estimated independent of each other.  Ann Mason is a sulphide-hosted copper-molybdenum porphyry deposit, and Blue Hill is an oxide- and sulphide-hosted copper-porphyry deposit.

Mineral resources at Ann Mason were estimated by Mr. Jackson of QG, and Mr. Desautels of AGP is the QP responsible for the Blue Hill resource estimate.   Resources for both deposits are constrained within LG constraining pit shells generated by AGP.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Ann Mason Deposit

The current pit-constrained resource estimate at Ann Mason is based on approximately 33,000 m of recent drilling in 30 holes and approximately 49,000 m of historical drilling in 116 holes.  The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated.  At a base case cut-off of 0.20% Cu, the deposit is estimated to contain an Indicated Mineral Resource of 1,137 Mt at 0.33% Cu, 0.006% Mo, 0.02 g/t Au and 0.57 g/t Ag and an inferred Mineral Resource of 873 Mt at 0.29% Cu, 0.004% Mo, 0.03 g/t Au and 0.65 g/t Ag.

Blue Hill Deposit

The current pit-constrained resource was completed by AGP, based on Entrée’s recent drilling of 30 RC and core holes totalling approximately 6,822 m.  In addition, the estimate incorporates approximately 2,381 m of RC drilling (7 holes) and 1,057 m of core drilling (2 holes) completed by PacMag, and 10 historical Anaconda RC and core holes totalling approximately 2,927 m.  At a base case cut-off of 0.10% Cu, the deposit is estimated to contain 72.13 Mt averaging 0.17% Cu of combined oxide and mixed material containing 277.5 Mlb of copper.  Underlying the oxides and mixed styles of mineralization is an additional 49.86 Mt of sulphide mineralization averaging 0.23% Cu (at a 0.15% Cu cut-off) containing 253.5 Mlb of copper.

Page 25-6

25.2	Geotechnical

Entrée retained BGC in association with AGP to undertake a geotechnical review of the proposed open pit.

The geotechnical review was limited to:

•	a compilation and review of the available data relevant to geotechnical evaluations of the open pit slopes

•	a summary of the project setting, including the engineering geology and hydrogeology of the study area based on the available data

•	estimates of ranges of overall pit slope angles, based on existing open pits in similar geologic units, for use in the PEA-level pit optimizations carried out by AGP

•	recommendations for geotechnical assessments of the proposed open pits, to be undertaken as part of a pre-feasibility level study.

The rock mass of the Ann Mason deposit may be divided into three main geotechnical units:

•	Tertiary volcanics (AM-VOL)

•	granodiorite of the Yerington batholith (AM-GD)

•	quartz monzonite porphyry of the Yerington batholith (AM-QMP).

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit.  The bedding dips on average at 62° to the west.  This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting.

The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 km east of pit), and several possible southeast-striking normal faults.  The flat, extensional, concave Singatse Fault dips east at about 12° or less.

Slope design recommendations have been provided to AGP by BGC for the bench, inter-ramp, and overall slope scales.  With consideration of the preliminary stage of study, the proposed size of open pit for the Ann Mason Deposit, and the associated economic impacts of the pit slope angles, a range of slope angles (Cases A, B, and C) were provided for use by the mine planners.  Case B was ultimately chosen by the mine planners.

The Ann Mason deposit is divided into two domains for estimating open pit slope angles:

•	slopes within the volcanics (AM-VOL) geotechnical unit (Domain I)

•	slopes within the granodiorite (AM-GD) and quartz monzonite porphyry (AM-QMP) geotechnical units (Domain II).

Page 25-7

The maximum inter-ramp height is limited at this stage of study to 150 m in the Ann Mason deposit; each slope segment is assumed to be separated by ramps or geotechnical berms, which may be wider than the standard berms.  The ramps or geotechnical berms must be wide enough to provide access for the installation and maintenance of dewatering wells, piezometers, slope-monitoring prisms, or other geotechnical instrumentation.  Limiting the inter-ramp slope height also serves to limit the maximum size of potential inter-ramp scale slope failures.

Based on the apparent rock mass quality and expected slope heights, the achievable overall angles in Domain I will be limited by the bench scale slope geometry.  Bench face angles of 65° to 70° (67° on average) are assumed based on the generally fair rock mass quality in this domain.  A single bench height of 15 m has been used.  Double benching may be possible in Domain I due to the Fair rock mass quality, resulting in a final bench height of 30 m.  With an estimated minimum catch bench width of 11 m to manage potential rock fall hazards, the maximum inter-ramp angle is 52°.

The achievable overall slope angles in Domain II are expected to be limited by the rock mass quality.  Bench face angles may range from 60° to 65° (63° on average) for these cases, based on our experience with benches in other mines and our observations from the Yerington Pit.  A single bench height of 15 m has been used. Domain II should be limited to single benches, considering the generally Poor quality of the rock mass observed during BGC’s review of the drill core.  Assuming a maximum inter-ramp height of 150 m so that pit dewatering objectives can be achieved, an 11 m catch bench width is required for Case B (39° inter-ramp angle).

25.3	Open Pit Mining

The Ann Mason project uses both Indicated and Inferred resources in the overall mine plan.  Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  The open pit plans described in this study are preliminary in nature and there is no certainty that the operational LOM Plans can be realized.

The LOM mill feed percentages are 67% Indicated resource and 33% Inferred resource.

The open pit will send 562.3 Mt of Indicated material to the mill for processing with average grade of 0.32% Cu, 0.004% Mo, 0.025 g/t Au, and 0.55 g/t Ag.  Inferred material send to the mill will total 274.1 Mt with average grades of 0.29% Cu, 0.003% Mo, 0.034 g/t Au and 0.638 g/t Ag.  The strip ratio for the life of the mine is 2.16:1.  A period of three years prior to milling commencing will be required to ensure that sufficient material is available for continuous milling operation.  Waste stripping is at its highest level from Years -1 to Year 7 with an average of 128 Mt/a mined.  The stripping level then drops to 87 Mt/a for Years 8 to 14.  After Year 14, the waste stripping requirements tail off until Year 20 at which time all the remaining material in the pit is above cutoff grade.  The pit design is comprised of five phases all with detailed accesses included in the designs.  The fifth phase was designed using a LG shell that had used a $2.00/lb Cu price to define the limits.

Page 25-8

Production in the pit will be accomplished with the use of a variable fleet of large equipment.  Peak material movement occurs in Year 5.  At that time the major equipment will be made up of five rotary drills (229 mm bits), two front-end loader (40.5 m3), four electric cable shovels (55.8 m3), and thirty-two haul trucks (360-tonne) in addition to the support equipment (dozers, graders, water trucks).  The LOM mining cost has been estimated at $1.18/t of material moved.

The rock in the project is assumed to be non-acid generating.  Waste material will be stored in the WRMF located on the southwest side of the open pit.  A portion of the waste material from the pre-stripping operation will be directed to the South Dam of the TMF to prepare the facility rather than quarrying.  The WRMF will have an elevation of 1,605 m until Year 7 at which time it will start to add lifts.  Final design elevation is 1,665 m.  Concurrent resloping and reclamation of the WRMF will occur to minimize final reclamation requirements.

Additional geotechnical review is required to enhance the pit slopes by sector with consideration for design ramps.

Condemnation drilling is required in all areas currently proposed for waste or tailings placement.

25.4	Metallurgy and Process

Samples from the Ann Mason Project consisting of sulphide composites from the Ann Mason deposit and oxide and mixed zone composites from the Blue Hill deposit have been submitted for metallurgical testwork.

25.4.1	Ann Mason

Scoping level study has indicated that the Ann Mason sulphide feed is amenable to concentration using a conventional SAG mill/ball mill grinding circuit, followed by flotation.  The following conclusions regarding the Ann Mason deposit composites can be drawn from the metallurgical testwork completed to date:

•	Grindability testing of a composite sample from the Ann Mason deposit revealed a moderate Bond Ball Work Index of 15.65 kWh/t and an Abrasion Index of 0.2830.

•	The composite samples were found to be amenable to conventional concentration using froth flotation at a primary grind size P80 of 100-120 µm.

Page 25-9

•	A final copper concentrate of saleable grade at a copper recovery of 93.5% was found to be achievable for the samples tested.

•
Low copper, high sulphur composites from the chalcopyrite-pyrite zone of the deposit were found to yield good grades and recoveries under the flotation conditions developed for the main zone composites with relatively minor changes in reagent addition and circuit configuration.

•	No potential penalty elements have been detected in the final concentrates as tested.

•	The production of a separate molybdenum concentrate may be achievable by conventional copper/molybdenum separation, but more work is needed to prove this result.

Based on the results of the testwork, a scoping level plant design was completed to process the Ann Mason sulphide feed at a nominal rate of 100,000 t/d. The design combines industry standard unit process operations into a flowsheet that can be considered to be of low to medium complexity.

25.4.2	Blue Hill

Preliminary testwork conducted on composite samples from the Blue Hill oxide deposit has indicated that:

•	The Blue Hill composites are amenable to copper extraction by sulphuric acid heap leaching.

•	Four composite samples were evaluated by standard column testing at a crush size P80 of ¾” with copper recoveries averaging 84.8 % after 91 days of leaching.

•	Acid consumption for the column tests averaged 11.95 kg/kgCu, or 18.04 kg/t.

25.5	Infrastructure and Site Layout

The infrastructure and site plan designs are based on information from published data and from previous work on similar operations.  Several assumptions were made in the costing of this portion of the Project, and subsequent testing will provide more accurate data for refining the site plan design and associated infrastructure costs.

The site for the mill and operations was chosen for the following reasons:

•	relative proximity to the open pit

•	site is on top of a relatively flat height of land

•	proximity to existing electrical infrastructure and water sources.

Page 25-10

For the purposes of this study, water sources required for operations will be supplied by nearby wells, recycle water from the tailings area, and water from mine dewatering operations.

This study assumed that the electrical capacity at point of connection to the NV Energy grid can support the load associated with this project.  It is anticipated that this load is approximately 110 MW.  Other potential projects in this area of the grid are being evaluated, and residual grid power is available on a first-come, first-served basis.

The TMF is located to the west of the Ann Mason Pit.  It is required to provide secure containment for the planned 653.4 Mm3 of tailings.  A tailings density of 1.28 t/m3 was used for the volume calculation and slopes of 3.5:1 (H:V).

The TMF will ultimately require four separate dams and their parameters are:

•	South Dam

-	4 km long, 125 m high (rock fill and tailings)

-	94.6 Mm3 total volume with 21.8 M of rock fill

•	North Dam

-	3.5 km long, 65 m high (rock fill)

-	26.5 Mm3

•	Middle Dam

-	1.3 km long, 25 m high (rock fill)

-	3.3 Mm3

•	Saddle Dam (61,400 m3).

The freeboard during operation is set at 10 m and the end of mine freeboard is designed for 5 m.

Tailings slurry will be pumped via a 5 km pipeline from the plant to the South Tailings dam. Cyclones will be used to construct the upper portion of the South Dam by segregating coarse and fine material.  Process water will be reclaimed from the TMF and returned to the plant via a dedicated reclaim water pumpset and pipeline.

The TMF plays a key role in site water management by providing buffering of process water, direct precipitation and runoff. The detailed water balance has not been completed for this study.  Costing for surface diversion ditches along the western edge of the TMF has been included in the capital costing.  This is to capture and divert water from the TMF without direct contact to mine activity.

Page 25-11

Seepage collection ponds and pumping systems are considered in the costing for each of the dams and will be returned to the process plant via the reclaim water system or to the TMF.

The plant site drainage will be collected in a settling pond with disposal to the process water pond.  Mine water collection will be pumped to a small settling pond near the primary crusher.  This water will be used to water the roads with excess water sent to the TMF.  Surface drainage will be diverted away from the mine where possible to ensure direct contact with active mining areas does not occur.  If contact does occur, it will be directed to the mine settling pond.

25.6	Economic Analysis

The PEA study has shown that a mine life of 24 years is possible with a 100,000 t/d operation.  The project has a Pre-tax NPV of $1,106 million with a 7.5% discount rate.  The IRR for the project is 14.8% on a pre-tax basis.  Post-tax the NPV is $690 million with a 7.5% discount rate and an IRR of 12.6%.  The metal prices used to determine the above values were $3.00/lb for copper, $13.50/lb for molybdenum, $1,200/oz for gold and $22/oz for silver.  The pre-tax payback period is estimated at 6.4 years and post-tax is 7.1 years.

The greatest sensitivity in the project is metal prices.  The base case prices that are used consider a price of copper at $3.00/lb.  Three-year trailing average price for copper as of September 17, 2012 was $3.61/lb.  The base case copper price is 27% lower than the three-year average.  A further 20% reduction of that price would see a copper price of $2.40/lb, eqivalent to the -20% sensitivity.  However, given the higher copper price regime at present, the project economics benefit greatly.

The second most sensitive parameter is recovery.  To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion.  Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis.  Recovery testwork has not indicated recoveries in the range of 75% which the -20% change in recovery would represent.  As copper represents 93.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the project, but may not be realistic.

The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Page 25-12

26	Recommendations

26.1	Introduction

Based on the results of the PEA study completed for the Ann Mason Project, AGP recommends that Entrée proceed to the next stage of the study for the project; a PFS.  As part of the PFS, a two-phase, results-driven drill program is recommended to complete an initial regional exploration program on some of the key target areas and then, to bring the Mineral Resources within the current Phase 5 pit to a minimum Indicated Mineral Resource category.  The recommendations and associated budgets are described in the sections below.  The overall budget to complete the recommended work is summarized as follows:

•	Phase 1 Drilling –$2.3 million

•	Phase 2 Drilling – $16.1 million

•	Phase 2 PFS Work – $8 to 10 million.

Blue Hill and the peripheral oxide targets remain as very strong priorities for Entrée that will see a portion of the Phase 1 drilling.  Although not included in the current PEA, results of future work will determine whether the Blue Hill Deposit will be included in the PFS.  A small metallurgical program is recommended for Phase 2.

26.2	Drilling

QG and AGP recommend a two-phase, results-driven work program that includes drilling and the associated studies to take the Project to a PFS level.  The total budget to complete the recommended work programs is approximately $18.4 million and is provided in Table 26-1 and Table 26-2.

Phase 1 includes core drilling along the northern edge of the currently defined Ann Mason deposit; RC drilling at both the Blue Hill deposit and its periphery and initial drilling at the Blackjack IP anomaly and at the Blackjack oxide target.

Phase 2 drilling is contingent upon favourable results from Phase 1 and includes a detailed in-fill drilling program within the current Ann Mason Mineral Resource area, and additional drilling to test for lateral extensions of the Ann Mason deposit.  The in-fill program is designed to collect data for grade estimation at a confidence level high enough to support a PFS level.

Additional details regarding the Phase 1 and 2 programs are provided in Sections 26.2.1, 26.2.2, and 26.2.3.

Page 26-1

26.2.1	Phase 1 Drilling

QG and AGP recommend that the following drilling be completed during Phase 1:

•
Blue Hill Deposit (1,600 m) – approximately 8 widely-spaced RC holes, averaging 200 m in depth to better define, and test for extensions of the known oxide mineralization.  This includes several holes to test the area to the east of Blue Hill, around previous hole EG-BH-11-31.

•	Blackjack oxide target (1,800 m) – approximately 9 widely-spaced RC holes, averaging 200 m in depth to test the newly defined Blackjack oxide target to the north of Blue Hill.

•
Ann Mason Deposit (3,250 m) – six widely spaced core holes, averaging about 540 m in depth to test for extensions of the known Ann Mason deposit to the north, within the Phase 5 LOM pit.  These holes will have RC pre-collars through the overlying volcanic rock.

•	Blackjack IP Anomaly (2,000 m) – two, widely spaced holes, averaging 1,000 m in depth to test the Blackjack IP Anomaly.

Completion of the Blue Hill Deposit and Blackjack target oxide drilling, as well as the Blackjack IP anomaly drilling will establish if potentially viable targets occur at depth in these areas that will require further drilling, and to further guide the placement of proposed infrastructure, related to the Ann Mason Project.

AGP recommends drilling HQ diameter for the core holes and 136 mm diameter for the RC holes.  AGP also recommends following the logging and sampling protocols as well as the rigorous QA/QC program currently in use by Entree.  The locations of all holes should be permanently marked in the field, and accurately located by a surveyor.  Borehole deviation should be regularly tested as each drill hole deepens.  Samples should be collected from core holes at regular intervals for SG tests. Prior to initiating the analytical work, Entree should ensure that the silver assaying technique provides improved accuracy from the previous campaign.

Table 26-1 shows the proposed work budget.

Page 26-2

Table 26-1:	Phase 1 Work Program Recommended Budget

Phase 1 Work Program		Cost ($)
Core Drilling* (8 holes, including mobilization/ demobilization)	4,240 m @ $300/m	1,272,000
RC Drilling (17 holes, including mobilization/ demobilization)	4,410 m @ $75/m	331,000
Analytical (including QA/QC)	4,583 samples @ $50/sample	229,000
Yerington Office (salaries, travel, accommodation, etc.)	-	223,000
Drill Site Prep, Water, Supplies	-	105,000
Consultants	-	47,000
Environmental, Reclamation, Claim Maintenance	-	50,000
Total Phase 1		2,257,000

Note:	6 of the core holes have RC collars, which is included in the total metres for RC drilling

26.2.2	Phase 2 – 100 m and 200 m Spaced Drilling at Ann Mason

Based on positive results from the Phase 1 program described above, QG and AGP recommend a phase of in-fill drilling to bring the overall drill hole density at the Ann Mason Deposit to approximately 100 m within the current resource block model, but restricted to the area of the Phase 5 Pit.  This sampling density is designed to bring the Inferred resources to a minimum Indicated resource category in order to support the PFS.

The drill spacing considers the 30 holes previously drilled by Entree and all of the historical holes drilled by Anaconda and PacMag.  QG estimates that 32,550 m in 67 holes averaging about 490 m in length will be required.  These holes will have RC pre-collars through the overlying volcanic rock

Concurrent with the in-fill drilling, QG also recommends additional drilling outside of the current Mineral Resource, but still within the Phase 5 pit.  These holes will be drilled on an approximate 200 m by 200 m to 400 m by 400 m grid spacing to test for extensions of the current resource in all directions.  Similar to the in-fill program, the holes will be core, but have RC pre-collars.  QG estimates that 19,250 m in 41 core holes averaging 470 m in length will be required.

In total, the Phase 2 drilling will include 108 core holes totalling 51,800 m.  Table 26-2 shows the proposed budget for Phase 2.

Page 26-3

Table 26-2	Phase 2 Recommended Work Program Budget

Phase 2 Program – Drilling		Cost ($)
Core Drilling* (108 holes, including mobilization/demobilization)	38,800 m @ $300/m	11,640,000
RC Drilling (17 holes, including mobilization/demobilization)	13,000 m @ $75/m	975,000
Drilling Analytical (including QA/QC)	23,280 samples @ $50/sample	1,164,000
Core Re-Sampling Analytical (including QA/QC)	1,200 samples @ $50/sample	72,000
Yerington Office (salaries, travel, accommodation, etc.)		1,127,000
Drill Site Prep, Water, Supplies		613,000
Consultants		194,000
Environmental, Reclamation, Claim Maintenance		361,000
Equipment, Vehicles, Supplies and Related Expenses		54,000
Miscellaneous		21,000
Total Phase 2		16,149,000

26.2.3	Phase 2 Core Re-Sampling at Blue Hill

Since the historical drilling completed by Anaconda at Blue Hill did not include the analysis of molybdenum, silver, and gold, AGP recommends Entrée extend its core re-sampling program to test for these elements.  This will be important to validate the historical copper values and update the database with these new copper grade as well as molybdenum, gold, and silver.  AGP believes that the additional data will increase confidence in the model.

It is estimated that re-sampling should include approximately 2,400 m of Anaconda core (about 1,200 samples, including QC).

AGP also recommends collecting bulk density samples in the Tertiary volcanics to the east of the Blue Hill fault, which is currently inside the resource constraining pit shell and has only been sampled by RC drilling.

26.3	Phase 2 Prefeasibility Work

AGP estimates that a PFS for Ann Mason would be in the range of $8 to $10 million to complete although the scope of the PFS remains to be thoroughly reviewed and a detailed budget determined.  The PFS would cover areas such as:

•	resource estimate update

•	geotechnical studies

•	condemnation drilling

•	metallurgical testwork

Page 26-4

•	tailings management facility design and site geotechnical

•	environmental management studies and data collection

•	concentrate marketing and sales studies

•	capital and operating cost estimation

•	financial evaluation

•	project management and administration.

Aspects of the study can take place concurrent with the Phase 2 Drilling program described in Section 26.2.3.  Environmental and social work and some of the geotechnical and metallurgical work would occur at this time.

The following subsections provide some detail on some of the components of the PFS.

26.4	Geotechnical

The following work is recommended at the PFS level stage of study to support the estimation of open pit slope angles for the Ann Mason Deposit, based on site-specific data.

26.4.1	Geotechnical Drilling

Rock mass quality and structural geology data are needed for the proposed wall rocks of the Ann Mason Deposit.  This includes geotechnical drilling in the area of the final slopes.  A minimum of four inclined core holes should be completed, each of which may be up to 800 m long.  All holes should be completed using a “triple tube” coring system with splits in the core tube.  HQ3 diameter core would be preferred.  All core should be logged for the appropriate geotechnical parameters.

26.4.2	Borehole Televiewer Surveys

As the rock mass quality may be generally poor throughout the Ann Mason deposit, traditional core orientation tools are not expected to provide good structural geology data.  As a result, all geotechnical drill holes should be surveyed with a borehole televiewer system.  Geological structures can be identified from the resulting images; the orientation and frequency of these structures are an important input into PFS level slope stability assessments of the proposed open pits.

26.4.3	Hydrogeology Field Assessments

Packer testing should be undertaken in each of the geotechnical drill holes to estimate the hydraulic conductivity of the rock mass.  In addition, piezometers should be installed in each drill hole to monitor the seasonal fluctuations in the groundwater elevation of the site.  Grouted-in vibrating wire piezometers are preferred for the inclined drill holes.  The data resulting from these field assessments will be used in PFS level assessments of the groundwater inflows to the proposed pits and the preliminary design of a pit dewatering system.

Page 26-5

26.4.4	Laboratory Testing

Core samples should be selected from the geotechnical drill holes for laboratory testing.  Uniaxial compressive strength, tensile strength, and small scale direct shear strength testing should be undertaken.  The results of these tests are required to further characterize the rock masses of the pit proposed for the Ann Mason Project, and to conduct stability assessments of the open pit slopes.

26.4.5	Groundwater Monitoring

BGC understands that the existing water well in the Ann Mason deposit is not available for on-going monitoring as it has been plugged.  Previous measurements of the water elevation and records of pumping from the well in the Ann Mason Deposit should be maintained.  The previously collected data may be useful for future hydrogeology assessments.  Once additional piezometers have been installed in the geotechnical drill holes, Entrée should undertake an ongoing program of reading these instruments.  The locations of the piezometers and the frequency of the instrument readings should be discussed at the next stage of work.

26.4.6	Geotechnical Mapping

Geotechnical mapping of outcrop should be carried out in the proposed pit areas to provide additional data for rock mass characterization and structural geology assessments.  Outcrops of the volcanic rocks are accessible and should yield very good data.  The potential for mapping outcrops of the intrusive rocks should be reviewed.

26.4.7	Geological Modelling

Entrée has developed a preliminary three-dimensional model for the Ann Mason Deposit.  Interpretations of the main rock types, alteration zones, depth of weathered zones, and major geological structures should be advanced.  The extents of the model should encompass the outer limits of the largest proposed Ann Mason pit.  This geological model is required for future slope stability and hydrogeological assessments as the stability of the slopes is closely related to the geologic and hydrogeologic models, as discussed below.

26.4.8	Geotechnical Model Development and Open Pit Slope Designs

Based on the results of the geotechnical drilling, laboratory testing, and updated geological modelling, a preliminary geotechnical model of the study area should be developed.  The geotechnical model includes the characterization of the geotechnical units and the development of structural domains.  These will be combined into geotechnical domains, which will serve as the basis for PFS level open pit slope designs.  Open pit slope designs should be completed for the Ann Mason Deposit based on the compiled project specific data.  These designs would be used by the mine planners for pit optimizations and the layout of the open pit phases.

Page 26-6

26.4.9	Review the Potential for Toppling Failure Mode

There is insufficient data at this stage of study to assess the potential for toppling instabilities in the final walls of the proposed Ann Mason pit.  However, considering the structural geology of the area and some of observations of toppling in the Yerington Pit, the potential for toppling slopes should be reviewed at the next stage of design.  Specifically, the proposed southwest walls of the Ann Mason open pit should be assessed for toppling with consideration of the southeast striking normal faults interpreted by Entrée.

26.4.10	Hydrogeological Model and Pit Dewatering Assessments

A conceptual hydrogeological model should be developed for the project area based on the geological model and available hydrogeological field data.  Pit inflow estimates should be made based on this model and the proposed open pit phases.  These estimates may be made via a 3D numerical hydrogeological model or using an analytical solution.  The results of this work will be needed for the overall project water balance and the preliminary design of the in-pit water management infrastructure.

Based on the results of the slope stability assessments a slope depressurization system may be required for the Ann Mason pit.  A 3D numerical model can be used to estimate the distribution of pore pressure in the open pit slopes and assist in the preliminary design of a slope depressurization system.

26.5	Open Pit Mining

All mill feed material within the pit boundaries needs to be brought to Indicated or Measured resource categories in order to proceed to PFS level work.

ARD testwork needs to be completed on the material from the pit and potential quarry sites to ensure that there are no long-term waste storage issues that may exist.  From this, variations in the waste storage options would need to be considered.  Humidity cell testwork takes six months or longer to accurately predict.

Other areas for waste storage that may improve haulage times need to be examined for their suitability.

Page 26-7

Rock strength parameters suitable for accurate blasting estimation needs to be undertaken.  The fragmentation size possible will then be used to assist in the design of the primary crusher and other milling functions.

Comprehensive costing of labour, explosives, and equipment needs to be undertaken.  Further examination of in-pit or near-pit crushing should be considered for plant feed and potentially waste to reduce operating and capital cost requirements.

Condemnation drilling needs to be considered under all waste storage locations, including the tailings dams, plus the plant site and around Blue Hill.

26.6	Metallurgy and Processing

To complement the results presented here, additional metallurgical characterization of the Ann Mason deposit is recommended as follows:

•	Further study of the relationship between primary grind size and rougher flotation recovery in order to optimize grinding power input.

•
Detailed grindability study including SAG mill sizing tests (SPI, SMC, JK Drop Weight) and variability testing for work index and abrasion index across the deposit.  Results to be incorporated into a preliminary model of the comminution circuit.

•	Optimisation of frother addition, including testing of alternative reagents, to reduce flotation operating costs in this area.

•	Development of operating parameters for the molybdenum circuit through piloting or 10kg batch flotation testing of the copper circuit on a bulk sample.

•	Detailed minor element analysis of representative concentrates generated from the bulk sample.

•	Flowsheet confirmation testing on variability composites based on lithology and production composites from the mine plan.

•	Static settling and filtration tests on the concentrate products and final tailings to generate preliminary sizing of dewatering equipment.

•	Mineralogical study of optimized flowsheet tailings to characterize metal losses and identify potential opportunities for additional recovery.

Recommendations for future work on samples from the Blue Hill deposit include:

•	further study of the effect of crush size, acid addition, and column height on copper extraction and acid consumption

•	additional characterization and column leach testing of the mixed zone of the deposit

Page 26-8

•
ongoing mineralogical study of the Blue Hill oxide deposit to improve the understanding of the constituent minerals, their variability in the deposit, and their effect on copper extraction and acid consumption.

26.7	Infrastructure and Site Layout

Additional testing and data is required to further define the infrastructure and site layout requirements and associated costs in these areas:

•	Topographical information to provide more detail for infrastructure design, including power line routing, access road rehabilitation, and building placement.

•	Geotechnical testing and data to further develop construction requirements for the mill, tailings and services sites.

•	Hydrogeology and water quality testing on water sources surrounding the mine site to determine available volumes and quality of water required to support the mill and services infrastructure.

•
Additional electrical study is necessary in order to validate the conceptual design and the assumed load capacity at the NV Energy grid connection.  The local electrical utility (NV Energy) can perform an Electrical Service Agreement (ESA) study in order to model the effect of this connection and provide comment on any stability concerns.  In the event that changes to the NV Energy grid are required to support this connection, the ESA will provide a cost estimate for the necessary capital upgrades.

•	Materials testing and quarry location scoping for design and construction cost estimates.

•	Foundation testing, quarry placement, and material suitability studies need to be completed for the plant site and all the tailings dam locations.

•	Alternate tailings location study for proper sizing and locating of the tailings facility.

•	Condemnation drilling under the plant, WRM, and tailings areas.

•	Environmental and socioeconomic studies.

26.8	Waste and Water Management

A complete hydrogeological review of water in the mining area needs to be undertaken.  This entails both quantity and quality sufficient for operation of the process plant and mine.  In addition, the precipitation and drainage areas need to be determined for proper estimating of diversion dam/ditches to minimize contact of fresh water with mining areas.

Page 26-9

The tailings management facility and waste rock management facility areas need to have complete hydrological evaluations completed for surface runoff, ground water, and seepage.

ARD and metal leaching testwork needs to be completed for proper waste rock characterization and development of storage options.

26.9	Environmental

Entrée’s Plan of Operations (PoO) for the Ann Mason Project focused on exploration activities and in minimizing and mitigating the impact on the environment.  With the PEA completed and some understanding of the potential size and scope of the project now understood, the data collection and testwork can begin in earnest to prepare for the next stage of study and ultimately permit applications.

Basic data collection needs to commence immediately covering a wide range of diverse subjects, including: weather, water flows, vegetation, wildlife, and socio-economic.  A comprehensive program will need to be established to collect the required information necessary to comply with the respective agency permit application requirements.  This is of critical importance to ensure that the permits may be issued in a timely manner.

A detailed Prefeasibility plan will also be required to build upon the other information collected.  These two items will require advancing forward in parallel with the technical experts providing input into the permit application process.  Detailed environmental and engineering information must be collected in at least the following areas:

● air quality	● noxious weeds, invasive, and non-native species
● cultural resources	● social and economic values
● environmental justice	● soils
● floodplains	● special status plants and animals
● geology and geochemistry	● threatened and endangered species
● land use authorization	● vegetation
● livestock grazing management	● visual resources
● meteorology	● wastes (solid and hazardous)
● migratory birds	● water (surface and ground)
● minerals	● wild horses and burros
● native American religious concerns	● wildlife.
● paleontological resources

Seasonal data of at least 12 months may be required for some of the elements above.  The programs should start as soon as possible.

Page 26-10

27	References

Arimetco, 1991.  Report on the Ann Mason Property, Lyon County, Nevada. March 1991. 61 pages.

Bieniawsli, Z.T., 1976. Rock mass classification in rock engineering. In: Proceedings of the Symposium on Exploration for rock Engineering. pp 92-106.

BLM, 2009. Environmental Assessment, NV-C020-2010-0002-EA. MIM (U.S.A.), INC., Ann Mason Exploration Project, Lyon County, Nevada.  Bureau of Land Management, Carson City District Office.  December 2009. 51 pages.

Bronco Creek Exploration, 2009. Yerington, Nevada, Project Update October 9, 2009. 32 pages.

Carten, R.B., 1986. Sodium-calcium metasomatism: chemical, temporal, and spatial relationships at the Yerington, Nevada, porphyry copper deposit; Economic Geology v.81, pp.1495-1519.

Clifford, M., 2006, Ann Mason Copper-Molybdenum-Gold Project- Resource Input Report. PacMag Metals Ltd. (unpublished). 79 pages.  November 2006.

Clifford, M., 2008.  Ann Mason Copper-Molybdenum-Gold Project, Nevada – U.S.A.  Resource Update Input Report.  PacMag Metals Ltd. 91 pages. November 2008.

Deere, D.U. and Deere, D.W. 1988.  The rock quality designation (RQD) index in practice.  In: Rock Classification Systems for Engineering Purposes, AST STP 984. pp 91-101.

Dilles, J.H., 1987.  Petrology of the Yerington Batholith, Nevada: evidence for evolution of porphyry copper ore fluids; Economic Geology, V. 82, pp. 1750-1789.

Dilles, J.H., and Einaudi, M.T., 1992.  Wall-rock alteration and hydrothermal flow paths about the Ann-Mason porphyry copper deposit, Nevada – A 6 km vertical reconstruction: Economic Geology, v. 87, p. 1963-2001

Dilles, J.H., and Proffett, J.M., 1995.  Metallogenesis of the Yerington batholith, Nevada, in Porphyry Copper Deposits of the American Cordillera, Pierce, F.W. and Bolm, J.G., editors,  Arizona Geological Society Digest 20, pp. 306-315.

Flores, G. And Karzulovic, A. 2002.  Geotechnical guidelines for a transition from open pit to underground mining – Main activity 1: Bench marking report. ICS-II, Task 4. 85 pages.

Page 27-1

Fugro Airborne Surveys, 2008.  Logistics and Processing Report, Airborne Magnetic and GEOTEM Survey, Yerington West and Eagle Flat, Nevada, June 2008, 85 pages.

Geotech Ltd., 2009.  Report on a Helicopter-Borne Tri-Axis Electromagnetic (AirMt) and Aeromagnetic Geophysical Survey, Copper and Honey Blocks, Lyon County, Nevada, May 2009. 35 pages.

Golder, 2006.  Report on Ann Mason Resource Estimation. Report submitted to PacMag Metals Limited.  November 2006.  27 pages.

Gustavson, D.L., 1970.  Blue Hill Project, Yerington Mining District, Lyon County, Nevada.  The Anaconda Company, Geological Department.  March 11, 1970.  6 pages.

Heberlein, D., 2009.  Roulette Project, Nevada, Final Report on Field Work carried out November 8th to 12th, 2009. 18 pages.

Honey Badger Exploration Inc., 2009.  Yerington West Project, Proposed Exploration Program.  August 20, 2009. 11 pages. Unpublished document.

Hudson D.H. and Oriel, W.M., 1979.  Geologic map of the Buckskin Range, Nevada; Nevada Bureau of Mines and Geology, Map 64, scale 1:18,000.

Jackson, S., Cinits, R. and Jones, L., 2012.  Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project, Nevada, U.S.A. Report to Entrée Gold Inc. March 26, 2012.  196 pages.

Langerfeldt, H.C., 1956.  Summary of reconnaissance mapping and report on the Blue Hill area, Northwest Yerington District, Lyon County, Nevada. The Anaconda Company, Geological Department.  October 1956.  21 pages.

Larson, L.T., 2012.  Petrographic Report.  January 7, 2012

Lindner, J., 2007.  Logistics Report for PacMag Metals Ltd. 3D Induced Polarization Survey on the Minnesota Grid. 8 pages.

M3 Engineering and Technology Corporation, 2012.  MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, U.S.A. May 23, 2012. 317 pages.

Magee, C., 2007. Ground Magnetic Survey over the Minnesota Prospect, Douglas County, Nevada. July 2007. 6 pages.

Metcon, 2012a: Ann Mason Project, Flotation Study on Composite Samples (Phase 1). Metcon Research, February 2012.

Page 27-2

Metcon, 2012b: Ann Mason Project, Flotation Study on Composite Samples (Variability Flotation Study), Metcon Research, June 2012.

Metcon, 2012c: Blue Hill Oxide Project, Column Leach Study on Composite Samples, Metcon Research, July 2012

Moore, Lyman, 1971.  Economic Evaluation of California-Nevada Iron Resources and Iron Ore Markets: U.S. Bureau of Mines Information Circular 8511, 207 p.

Morrison, R.S., 2010.  Ann Mason Project Resource Estimate.  Report to Entrée Gold Inc.  Wardrop Document No. 1055270200-REP-R0001-05. January 2010.  102 pages. (technical report filed under NI 43-101, SEDAR).

Morrison, R.S. and Cann, R.M., 2011.  NI 43-101 Compliant Technical Report on the Ann Mason Property, Nevada, U.S.A.  Report to Entrée Gold Inc. March 11, 2011.  161 pages. (technical report filed under NI 43-101, SEDAR).

MPC, 2007.  PacMag Metals Ltd.  Ann Mason Copper Project, Scoping Study.  Project 6004.  76 pages. February 2007.

Noakes, M.J., 1970. Summary Report: Ann-Mason Pass. Project No. 70-7.  Intra Office Correspondence, The Anaconda Company, April 23, 1970, 19 pages

Panteleyev, A., 1995.  Porphyry Cu±Mo±Au. in Selected British Columbia Mineral Deposit Profiles, Volume 1 – Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pp 87-92.

Proffett, J.M. and Dilles, J.H., 1984.  Geologic Map of the Yerington District, Nevada.  Nevada Bureau of Mines and Geology. Map 77.

Proffett, J.M. and Proffett, B.H., 1976.  Stratigraphy of the Tertiary cash-flow tuffs in the Yerington District, Nevada: Nevada Bureau of Mines and Geology Report 27. 28 pages.

Pyle, P. 2003.  Summary Report, Ann Mason Project, Yerington Mining District, Lyon County, Nevada.  MIM (U.S.A.) Inc.  January 2003.  48 pages.

Sillitoe, R.H., 2005.  Supergene oxidized and enriched porphyry copper and related deposits.  Economic Geology 100th Anniversary Volume, pp 723-768.

Sjoberg, J. 1996.  Large scale slope stability in open pit mining – A review.  Technical Report – Division of Rock Mechanics. Lulea University of Technology, Sweden. 299 pages.

Page 27-3

Souviron, A., 1976.  Progress Report on the Ann-Mason Project.  Tucson, Arizona. February 1976.  20 pages. (Anaconda Document Collection – American Heritage Center, University of Wyoming).

Speed, R.C.,1978.  Paleogeographic and plate tectonic evolution of the early Mesozoic marine province of the western Great Basin, in Howell, D. G. and McDougall, K. A., eds., Mesozoic Paleogeography of the Western United States; Society of Economic Paleontologists and Mineralogists, Pacific Section, Pacific Coast Paleogeography Symposium, v.2, pp.250-270.

Speed, R.C., 1979.  Collided Paleozoic microplate in the western United States; Journal of Geology, v.87, pp.279-292.

Stewart, J.H., 1972.  Initial deposits in the Cordilleran Geosyncline: evidence of a Late Precambrian (<850 m.y.) continental separation; Geological Society of America Bulletin, v. 83 no. 5, pp. 1345-1360.

Stewart, J.H., 1980.  Geology of Nevada: A discussion to accompany the Geologic Map of Nevada; Nevada Bureau of Mines and Geology Special Publication 4, 136p.

Tetra Tech, 2009.  MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A.  Report prepared for Quaterra Alaska, Incorporated.

Tetra Tech, 2012.  NI 43-101 Technical Report, Mineral Resource, Yerington Copper Project, Lyon County, Nevada.  Report prepared for Singatse Peak Services, LLC.

Tingley, J.V. 1990.  Mineral Resource Inventory, Nevada Bureau of Mines and Geology Open File Report 90-1, Bureau of Land Management, Carson City District, Nevada. 257 pages.

Tingley, J.V., 1998.  Mining Districts of Nevada (second edition):  Nevada Bureau of Mines and Geology Report 47, 128 pages, 1:1,000,000.

U.S. Geological Survery (USGS), 2011.  Water Data Report.

Vann, J., Jackson, S and Bertoli, O., 2003.  Quantitative Kriging Neighbourhood Analysis for the Mining Geologist – A Description of the Method with Worked Case Examples.  In: Proceedings Fifth International Mining Geology Conference, pp 215-223 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Zonge, 2010a.  Dipole – Dipole Complex Resistivity/IP and NSAMT Survey, Blackjack Project, Yerington, Nevada, Zonge Job# 10050, unpublished report for Entrée Gold Inc. May 2010. 48 pages.

Page 27-4

Zonge, 2010b.  Dipole-dipole resistivity and IP, Ann Mason – Blue Hills Project, Yerington, Nevada, Zonge Job# 10134, unpublished logistical report for Entrée Gold Inc.  December 30, 2010.  41 pages.

Zonge, 2011.  Logistical Report, Natural Source Audio-Frequency Magnetotellurics Survey, Ann Mason Project, Yerington, Nevada, Zonge Job # 11007, unpublished report for Entrée Gold Inc. April 19, 2011. 16 pages.

27.1	Websites

Association of Mineral Exploration of British Columbia, Porphyry Deposit Description: http://earthsci.org/mineral/mindep/depfile/por_dep.htm

Honey Badger Exploration Inc.: http://www.honeybadgerexp.com/

Quaterra Resources Inc.: http://www.quaterraresources.com/

Lincoln Mining Corp.: http://www.lincolnmining.com/

United States Environmental Protection Association (EPA), History of the Yerington Mine: http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/vwsoalphabetic/Anaconda+Mine?OpenDocument

United States Environmental Protection Association (EPA), Status of the Yerington Mine: http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/ce6c60ee7382a473882571af007af70d/59d0b332e173da4288257007005e9464!OpenDocument

Western Regional Climate Center: http://www.wrcc.dri.edu

Page 27-5

28	Certificate of Authors

28.1	Scott Jackson, F.AusIMM

I, Scott Jackson, F.AusIMM, of Fremantle, Western Australia, as a QP of this technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.,” with an effective date of October 24, 2012, and amended on October 15, 2014 (the “Technical Report”), do hereby certify the following statements:

•	I am a Principal of Quantitative Geoscience Pty Ltd, with a business address at Level 2, 25 Cantonment St, Fremantle, WA, 6160.

•	I am a graduate of the University of Western Australia (BSc (Hons), 1990) and the Ecole de Mines de Paris (CFSG, 1998).

•	I am a Fellow in good standing of the Australasian Institute of Mining and Metallurgy, Membership 201735.

•	I have practiced my profession in the mining industry continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101 or the Instrument) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•
My relevant experience includes 21 years working as a geologist in the mining sector.  Most relevant to the subject of this Technical Report are the recent 12 years of estimating Mineral Resources on numerous projects around the world in both base metals and precious metals deposits.  I have also been involved in many drill programs in a management capacity, on site logging, sample chain of custody, and managing drill hole databases.

•	I visited the project site on September 14 to 19, 2010, and August 19 to 24, 2012.

•
I am responsible for Sections 6 and 7 (except 7.4.2), 8, 9, and 10 (except for 10.3) 11 (except for 11.7.3 and 11.8.3), 12.1, 14.1, and 27 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections in the Technical Report.

•	I was a QP and author of the previous technical report on the Ann Mason Project, dated March 26, 2012.

•
As of the effective date of the Technical Report, to my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the issuer as defined by Section 1.5 of the Instrument.

•	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 15 th day of October 2014, at Perth, Western Australia.

“Original Signed and Sealed”
Scott Jackson, F.AusIMM

Page 28-1

28.2	Joseph Rosaire Pierre Desautels, P.Geo.

I, Joseph Rosaire Pierre Desautels of Barrie, Ontario, as a QP of this technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of October 24, 2012, and amended on October 15, 2014 (the “Technical Report”), do hereby certify that and make the following statements:

•	I am a Principal Resource Geologist with AGP Mining Consultants Inc. with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.

•	I am a graduate of Ottawa University (B.Sc. Hons., 1978).

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario (Registration #1362).

•	I have practiced my profession in the mining industry continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101 or the Instrument) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•
My relevant experience with respect to resource modelling includes 31 years’ experience in the mining sector covering database, mine geology, grade control, and resource modelling.  I was involved in numerous projects around the world in both base metals and precious metals deposits.

•	I have visited the property on February 27 to March 1, 2012.

•
I am responsible for Section Sections 7.4.2, 10.3, 11.7.3, 11.8.3, 12.2, 14.2 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections in the Technical Report.

•	I have no prior involvement with the property that is the subject of the Technical Report.

•
As of the effective date of the Technical Report, to my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the issuer as defined by Section 1.5 of the Instrument.

•	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 15th day of October, 2014, at Barrie, Ontario.

“Original Signed and Sealed”
Pierre Desautels, P.Geo.

Page 28-2

28.3	Jay Melnyk, P.Eng.

I, Jay Melnyk of Surrey, BC, as a QP of this technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of October 24, 2012, and amended on October 15, 2014 (the “Technical Report”), do hereby certify that and make the following statements:

•	I am a Principal Engineer with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.

•
I graduated from the Montana Tech of the University of Montana with a Bachelor of Mining Engineering degree in 1988 and from the British Columbia Institute of Technology with a Diploma in Mining Technology in 1984.

•
I am a member in good standing of the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration #06438) and the Association of Professional Engineers and Geoscientists of British Columbia (Registration # 25975).

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101 or the Instrument) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•
I have practiced my profession for 25 years. I have been directly involved in open pit mining operations, and design of open pit mining operations in Argentina, Canada, Chile, Eritrea, Indonesia, Iran, Mexico, Perú, and the United States.  As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101

•	I am responsible for Section 14.1.7, 14.2.11, 15, 16, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those Sections of the Technical Report.

•	I have no prior involvement with the property that is the subject of the Technical Report.

•	I visited the property described in this report from February 27 to March 1, 2012.

•
As of the effective date of the Technical Report, to my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the issuer as defined by Section 1.5 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 15th day of October 2014, at Vancouver, British Columbia.

“Original Signed and Sealed”
Jay Melnyk, P.Eng.

Page 28-3

28.4	Gordon Zurowski, P.Eng.

I, Gordon Zurowski, P.Eng., of Stouffville, Ontario, as a QP of this technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of October 24, 2012 and amended on October 15, 2014 (the “Technical Report”) do hereby certify the following statements:

•	I am a Principal Mining Engineer with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 610, Barrie, Ontario, L4N 0Z7.

•	I am a graduate of the University of Saskatchewan, B.Sc. Geological Engineering, 1989.

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario, Registration #100077750.

•	I have practiced my profession in the mining industry continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101 or the Instrument) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience includes the design and evaluation of open pit mines for the last 20 years.

•	I have not conducted a site visit of the property.

•	I am responsible for Sections 1 to 5, 19, 20, 21, 22, 23, 24 and those portions of the Interpretations and Conclusions, and Recommendations that pertain to those Sections of the Technical Report.

•	I contributed to the internal Order of Magnitude study for the Ann Mason Project in 2011/2012.

•
As of the effective date of the Technical Report, to my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the issuer as defined by Section 1.5 of the Instrument.

•	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 15th day of October, 2014, at Barrie, Ontario.

“Original Signed and Sealed”
Gordon Zurowski, P.Eng.

Page 28-4

28.5	Lyn Jones, P.Eng.

I, Lyn Jones of Peterborough, Ontario, as a QP of this technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of October 24, 2012 and amended on October 15, 2014 (the “Technical Report”), do hereby certify that and make the following statements:

•	I am a Senior Metallurgical Associate with AGP Mining Consultants Inc. with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.

•	I am a graduate of the University of British Columbia, Metals and Materials Engineering, 1998.

•	I am a member in good standing of the Association of Professional Engineers of Ontario, Registration No. 100067095.

•	I have practiced my profession continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101 or the Instrument) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to metallurgy and process design includes 14 years of work experience in plant operations, metallurgical testing, flowsheet development, and process engineering.

•	I am responsible for Sections 13 and 17 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those Sections of the Technical Report.

•	I have not conducted a site visited of the property.

•	I was QP and author of the previous technical report on the Ann Mason Project, dated March 26, 2012.

•
As of the effective date of the Technical Report, to my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the issuer as defined by Section 1.5 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 15th day of October 2014, at Peterborough, Ontario.

“Original Signed and Sealed”
Lyn Jones, P.Eng.

Page 28-5

28.6	Mario Colantonio, P.Eng.

I, Mario Colantonio of Timmins, Ontario, as a QP of this technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of October 24, 2012 and ameded on October 15, 2014 (the “Technical Report”), do hereby certify that and make the following statements:

•	I am an Engineering Manager/Principal with Porcupine Engineering Services Inc. with a usiness address at #200-81 Shamrock Ave., Suite 200, South Porcupine, Ontario, P0N 1H6.

•	I am a graduate of Queens University, Civil Engineering Program, 1985.

•	I am a member in good standing of the Association of Professional Engineers of Ontario, Registration No. 8869554.

•	I have practiced my profession continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101 or the Instrument) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•
My relevant experience with respect to Project Infrastructure includes the design and construction review of mining and milling infrastructure systems throughout 24 years working as a consulting engineer in the mining industry.  I have held the position of engineering manager for consulting engineering firms in Northern Ontario for the last 15 years and in that role have overseen the work of teams of mechanical, electrical, civil and structural engineers on several mine and mill projects.

•	I am responsible for Section 18 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to that Section of the Technical Report.

•	I have no prior involvement with the property that is the subject of the Technical Report.

•	I visited the property described in this report on February 27 to March 1, 2012.

•
As of the effective date of the Technical Report, to my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the issuer as defined by Section 1.5 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 15th day of October 2014, at Timmins, Ontario.

“Original Signed and Sealed”
Mario Colantonio, P.Eng.

Page 28-6